

2023 Annual General Meeting
Invitation, Proxy Statement and Annual Report



To our shareholders, partners, customers and employees

In Fiscal Year 2023, Logitech - like so many other organizations - faced multiple macroeconomic hurdles. Global demand softened as companies and consumers confronted rising inflation and borrowing costs, unpredictable foreign exchange rates, and heightened geopolitical tension. The impact was felt across geographies and industries, and Logitech was no exception. We maintained or grew market share across most categories, and we retained much of the larger base built over the last few years, delivering revenue over 60% higher than four years ago. Nevertheless, the year closed with a 13% decline in revenue compared to the previous year.

While FY 2023 wasn't the year we had hoped for, we responded quickly, taking strong actions to spring-load the business for an inevitable return to growth; and the business is better for it today.

FINANCIAL & OPERATIONAL DISCIPLINE

With the financial discipline and operational excellence Logitech is known for, we managed the business conservatively and worked quickly to align operating expenses with the current market reality. On a percentage basis, our cost reductions were the same as the year-end decline in revenue. We ensured these reductions were made with surgical intent, protecting ongoing investments in research and development, and enterprise go-to-market. We continue to manage costs, while investing in future innovation.

There was a similar focus on inventory levels, reducing on hand inventory quarter on quarter across the fiscal year, as well as reducing channel inventory. The team continues carefully to manage inventory levels while ensuring readiness for the coming holiday quarter.

As a result, Logitech has a sufficiently solid financial foundation to invest through down cycles such as this. FY 2023 closed within our adjusted outlook range, with a strong balance sheet, no debt and a healthy cash position. Cash flow from operations was up 79% to over $0.5 billion, and the end-of-year cash balance was $1.15 billion. We also returned more than $0.5 billion to shareholders via dividends and share repurchases.

POWERFUL TRENDS, POWERFUL INNOVATION

The strength of Logitech's product innovation engine has been our hallmark for decades. It's a powerful combination of design expertise, world-class research and development, sharp consumer insights and excellence in supply chain, manufacturing and go-to-market. Fiscal Year 2023 was another strong year of innovation, demonstrating the value of continued investment.

More than 50 new products were launched, in multiple categories. Each contributed to the portfolio in multiple ways. The Aurora Collection for all gamers and Lift Vertical Ergonomic Mouse expanded our consumer audiences. We deepened our offering by bringing MX mechanical keyboards to consumers, while also adapting award-winning consumer MX devices for business use. The brand was further established in the world of streamers and creators with new mics, lights and cameras, and introduced accessories for Apple's 10th generation iPad. And the strength of our software capabilities was demonstrated with innovations like the new Rally Bar and Logi Sight, designed for meeting room video collaboration.

These, and more, contributed to a record number of design awards in FY 2023. Logitech was honored with 116 awards and the highly prestigious Red Dot Design Team of the Year award - the Oscar of design. Yet, more important than plaudits, is the diversity of the portfolio. Logitech offers solutions for enterprises and consumers, balanced across geographies, price points and audience segments. Diversification is built thoughtfully and methodically. It is a competitive advantage - it helped us maintain and take market share in key categories this fiscal year.

Our innovations this year also continued to tap into the powerful, long-term secular trends that have helped grow Logitech these past years.

1) **Work from anywhere (hybrid work):** The world's one billion knowledge workers, and their employers, are adjusting to more flexible ways of working. Logitech is well positioned to provide them with the right tools to enable productive, comfortable and creative work, at home, in the office, or indeed anywhere. When people are working from more locations, they have more workspaces that require Logitech products.

2) **Video everywhere:** Video is the new telephone. Wherever there is a workspace or a meeting room, there is a need to connect. The world is steadily equipping all these spaces with video, but it is estimated that still only one in ten office meeting rooms have a video collaboration solution installed, plus there are plenty of workspaces to enable.

3) **Rise of gaming:** Gaming is big and growing, encompassing everything from professional esports to casual, social or mobile play. It has about as many fans as soccer, counted in the billions. Twitch, YouTube and Facebook see more hours of live streamed gaming content in a quarter than Netflix Original programming. Logitech supports everyone, whether they are streaming, playing on a handheld device, or competing on a fully equipped pro-gaming rig.

4) **Ubiquitous content creation:** Today, an independent creator can stream like Netflix, produce music like Universal Music Group, edit like Paramount Pictures and code like EA. About 23% of people can be considered creators in some capacity, and Logitech's hardware and software solutions enable their creativity, in every form.

We believe these trends to be durable. Their continued power, and the power of our innovation engine, give us confidence in the long term.

LEADING BY EXAMPLE

In Fiscal Year 2023, Logitech made progress in other areas - less visible, but of utmost importance. By this, we mean our mission to help all people pursue their passions, in a way that is good for the planet.

Logitech designers and engineers have been pioneering techniques in incorporating post-consumer recycled plastic (PCR) into our products at scale, to reduce their carbon impact and increase circularity. This year, 59% of all Logitech products used recycled plastic, saving an estimated 27,000 tonnes of carbon. In our Creativity and Productivity category alone, 75% of mice and keyboards are made from recycled plastic. We have also continued to share the carbon impact of our products with our customers at point of sale. Nearly 45% of Logitech products now include carbon labels so customers can make informed purchase choices.

For these and other efforts, we were awarded a Platinum rating from EcoVadis, placing Logitech in the top 1% of sustainability-rated companies. The global non-profit, CDP, also ranked us among the top 8% of companies assessed for supplier engagement on climate change. We were even invited to the White House, in recognition of our climate work.

Logitech was equally active in making progress on our social impact this past fiscal year. We co-founded the Coalition for Gender Fair Procurement with Gender Fair, an alliance of like-minded organizations seeking to promote gender fairness based on the UN Women's Empowerment Principles. The Coalition works to progress toward the UN's fifth Sustainable Development Goal, Gender Equality, by leveraging the trillions of dollars in corporate spending power around the globe. We also made equality central to some of our key marketing campaigns, such as the MX Women Who Master Series, and product ranges such as Logitech G's Aurora Collection. Internally, diversity, equity and inclusion continue to be important, as we strive to support and reflect the diverse world we serve.

Of course, while we can take a pause to celebrate such progress, we are also conscious of the urgent work still required to address climate change and redress social inequities. This work is simply the right thing to do for people and the planet, and we believe it will also benefit our performance over time.

CEO TRANSITION

In the months following the close of Fiscal Year 2023, Bracken Darrell took the personal decision to depart Logitech for another opportunity. In his own words, he'll remain a customer, fan and shareholder, and we all wish him well.

Logitech has always been a great company, and Bracken's stewardship as CEO across the past ten fiscal years has made some important contributions. During his tenure, Logitech grew for nine consecutive years. We transformed ourselves into an award-winning design company and more than doubled the product categories in which we compete. We continued to hone our capabilities, including our renowned research and development. All told, our market value grew to nearly nine times greater than a decade before.

Looking forward, all the elements that contributed to our excellent track record and that continue to make Logitech great are in place, including the strong team that continues to lead the company and execute on our strategy. The board of directors has set in motion our established succession planning process. Board member Guy Gecht has stepped seamlessly into the role of interim CEO, and the global search of internal and external candidates is well underway. The transition will be smooth, thanks to the combined focus and experience of the Board, Guy and Logitech's leadership team, most of whom have been at the company for a decade or more.

WE'RE READY

So, as we reflect on Fiscal Year 2023, we managed the business conservatively in the face of numerous headwinds, and will continue to do so. We take optimism from our overall performance, and from the actions we have taken to make this great company even better: our strategy is solid, our leadership is energized, our teams are optimized, the secular trends we innovate against are powerful, our capabilities are honed, and our innovation engine is firing on all cylinders. On this basis, we have confidence in the long-term prospects for the business. Logitech is a bigger, better company than ever before, and is ready for the future; ready to drive growth when demand returns.

This is a team effort and so we would like to express our gratitude to the whole team: our employees, partners and shareholders. Each of you makes Logitech who it is every day. We have come a long way, and have a long, exciting path ahead.

Wendy Becker
Chairperson of the Board

Guy Gecht
Interim Chief Executive Officer



FORWARD-LOOKING INFORMATION

This Invitation, Proxy Statement and Annual Report, including the letter to shareholders, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on beliefs of our management as of the initial date of making such statements. These forward-looking statements include, among other things, statements related to:

- Our long-term prospects, strategy for growth, future revenues, earnings, cash flow, uses of cash and other measures of financial performance, and market position;
- Our business strategy and investment priorities in relation to competitive offerings and evolving consumer demand trends affecting our products and markets, current and future worldwide geopolitical, economic and capital market conditions, including fluctuations in currency exchange rates, inflation, and economic downturns;
- Our expectations regarding our restructuring efforts, including the timing thereof;
- Long-term, secular trends that impact our product categories;
- The scope, nature or impact of acquisition, strategic alliance, and divestiture activities;
- Our expectations regarding the success of our strategic acquisitions, including integration of acquired operations, products, technology, internal controls, personnel and management teams;
- Our expectations regarding our effective tax rate, future tax benefits, tax settlements, the adequacy of our provisions for uncertain tax positions;
- Our expectations regarding our potential indemnification obligations, and the outcome of pending or future legal proceedings and tax audits;
- Our business development, product development and innovation, and their impact on future operating results and anticipated operating costs for fiscal year 2024 and beyond;
- Opportunities for growth and our ability to execute on and take advantage of them, including our marketing initiatives and strategy and our expectations regarding the success thereof;
- Potential tariffs, their effects and our ability to mitigate their effects;
- Our expectations regarding our share repurchase and dividend programs;
- The sufficiency of our cash and cash equivalents, cash generated from operations, and available borrowings under our bank lines of credit to fund capital expenditures and working capital needs; and
- The effects of environmental and other laws and regulations in the United States and other countries in which we operate.

Forward-looking statements also include, among others, those statements including the words "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should," "will" and similar language. These statements reflect our views and assumptions as of the initial date of making such statements. All forward-looking statements involve risks and uncertainties that could cause our actual performance to differ materially from those anticipated in the forward-looking statements depending on a variety of factors. Important information as to these factors can be found in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023 under the headings of "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Overview of our Company," "Critical Accounting Estimates" and "Liquidity and Capital Resources," among others. Factors that might cause or contribute to such differences include, but are not limited to, those discussed under Item 1A "Risk Factors," as well as elsewhere in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023 and in our other filings with the U.S. Securities and Exchange Commission, or "SEC." You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the initial date of making such statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the initial date of making such statements.

July 25, 2023

To our shareholders:

You are cordially invited to attend Logitech's 2023 Annual General Meeting. The meeting will be held on Wednesday, September 13, 2023 at 2:00 p.m. at the SwissTech Convention Center, EPFL, in Lausanne, Switzerland.

Enclosed is the Invitation and Proxy Statement for the meeting, which includes an agenda and discussion of the items to be voted on at the meeting, instructions on how you can exercise your voting rights, information concerning Logitech's compensation of its Board members and executive officers, and other relevant information.

Whether or not you plan to attend the Annual General Meeting, your vote is important, and you should take the steps required so that your shares are represented at the 2023 Annual General Meeting.

Thank you for your continued support of Logitech.

Wendy Becker
Chairperson of the Board

logitech®



LOGITECH INTERNATIONAL S.A.
Invitation to the Annual General Meeting
Wednesday, September 13, 2023
2:00 p.m. Central European Summer Time (registration starts at 1:30 p.m.)
SwissTech Convention Center, EPFL – Lausanne, Switzerland

*****

AGENDA

Reports

Report on Operations for the fiscal year ended March 31, 2023

Proposals

1. Approval of the Annual Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2023

2. Advisory vote to approve Named Executive Officers Compensation for fiscal year 2023

3. Advisory vote on the frequency of future advisory votes on executive compensation

4. Advisory vote on the Swiss Compensation Report for fiscal year 2023

5. Appropriation of available earnings and declaration of dividend

6. Amendments of the Articles of Incorporation

    6.A.   Shareholders rights and general meeting of shareholders

    6.B.   Compensation and mandates

    6.C.   Creation of a capital band

    6.D.   Administrative amendments to the Articles of Incorporation

7. Release of the Board of Directors and Executive Officers from liability for activities during fiscal year 2023

8. Elections to the Board of Directors

    8.A.   Re-election of Dr. Patrick Aebischer

    8.B.   Re-election of Ms. Wendy Becker

    8.C.   Re-election of Dr. Edouard Bugnion

    8.D.   Re-election of Mr. Guy Gecht

    8.E.   Re-election of Ms. Marjorie Lao

    8.F.   Re-election of Ms. Neela Montgomery

    8.G.   Re-election of Ms. Deborah Thomas

    8.H.   Re-election of Mr. Christopher Jones

    8.I.   Re-election of Mr. Kwok Wang Ng

    8.J.   Re-election of Mr. Sascha Zahnd

9. Election of the Chairperson of the Board

10. Elections to the Compensation Committee

    10.A.   Re-election of Ms. Neela Montgomery

10.B.   Re-election of Mr. Kwok Wang Ng

10.C.   Election of Ms. Deborah Thomas

11. Approval of Compensation for the Board of Directors for the 2023 to 2024 Board Year

12. Approval of Compensation for the Group Management Team for fiscal year 2025

13. Re-election of KPMG AG as Logitech's auditors and ratification of the appointment of KPMG LLP as Logitech's independent registered public accounting firm for fiscal year 2024

14. Re-election of Etude Regina Wenger & Sarah Keiser-Wüger as Independent Representative

Hautemorges, Switzerland, July 25, 2023

The Board of Directors

Questions and Answers about The Logitech 2023 Annual General Meeting

General Information for All Shareholders

WHY AM I RECEIVING THIS "INVITATION AND PROXY STATEMENT"?	This document is designed to comply with both Swiss corporate law and U.S. proxy statement rules. Outside of the U.S. and Canada, the agenda, the proposals and the explanations included in this Invitation and Proxy Statement together with an explanation of organizational matters will be made available to registered shareholders also in French and German. We made copies of this Invitation and Proxy Statement available to shareholders beginning on July 26, 2023. The Response Coupon or Proxy Card are requested on behalf of the Board of Directors of Logitech for use at Logitech's Annual General Meeting. The meeting will be held on Wednesday, September 13, 2023 at 2:00 p.m., Central European Summer Time, at the SwissTech Convention Center, EPFL, in Lausanne, Switzerland.
WHO IS ENTITLED TO VOTE AT THE MEETING?	Shareholders registered in the Share Register of Logitech International S.A. (including in the sub-register maintained by Logitech's U.S. transfer agent, Computershare) on Thursday, September 7, 2023 have the right to vote at the Annual General Meeting. No shareholders will be entered in the Share Register between September 7, 2023 and the day following the meeting. As of June 30, 2023, there were 82,271,410 shares registered and entitled to vote out of a total of 158,623,085 Logitech shares outstanding. The actual number of registered shares that will be entitled to vote at the meeting will vary depending on how many more shares are registered, or deregistered, between June 30, 2023 and September 7, 2023. For information on the criteria for the determination of the U.S. or Canadian "street name" beneficial owners who may vote with respect to the meeting, please refer to "Further Information for U.S. or Canadian "Street Name" Beneficial Owners" below.
WHO IS A REGISTERED SHAREHOLDER?	If your shares are registered directly in your name with us in the Share Register of Logitech International S.A., or in our sub-register maintained by our U.S. transfer agent, Computershare, you are considered a registered shareholder, and this Invitation and Proxy Statement and related materials are being sent or made available to you by or on behalf of Logitech.

WHO IS A BENEFICIAL OWNER WITH SHARES REGISTERED IN THE NAME OF A CUSTODIAN, OR "STREET NAME" OWNER?	Shareholders that have not requested registration in our Share Register directly, and hold shares through a broker, trustee or nominee or other similar organization that is a registered shareholder, are beneficial owners of shares registered in the name of a custodian. If you hold your Logitech shares through a U.S. or Canadian broker, trustee or nominee or other similar organization (also called holding in "street name"), which is the typical practice of our shareholders in the U.S. and Canada, the organization holding your account is considered the registered shareholder for purposes of voting at the meeting, and this Invitation and Proxy Statement and related materials are being sent or made available to you by them. You have the right to direct that organization on how to vote the shares held in your account.
WHY IS IT IMPORTANT FOR ME TO VOTE?	Logitech is a public company and certain key decisions can only be made by shareholders. Whether or not you plan to attend, your vote is important so that your shares are represented.
HOW MANY REGISTERED SHARES MUST BE PRESENT OR REPRESENTED TO CONDUCT BUSINESS AT THE MEETING?	There is no presence quorum requirement for the meeting. Under Swiss law, public companies do not have specific quorum requirements for shareholder meetings, and our Articles of Incorporation do not otherwise provide for a quorum requirement.
WHERE ARE LOGITECH'S PRINCIPAL EXECUTIVE OFFICES?	Logitech's principal executive office in Switzerland is at EPFL – Quartier de l'Innovation, Daniel Borel Innovation Center, 1015 Lausanne, Switzerland, and our principal executive office in the United States is at c/o Logitech Inc., 3930 North First Street, San Jose, CA 95134. Logitech's main telephone number in Switzerland is +41-(0)21-863-5111 and our main telephone number in the United States is +1-510-795-8500.
HOW CAN I OBTAIN LOGITECH'S PROXY STATEMENT, ANNUAL REPORT AND OTHER ANNUAL REPORTING MATERIALS?	A copy of our 2023 Annual Report to Shareholders, which contains the consolidated financial statements of Logitech International S.A for the fiscal year ended March 31, 2023, the Swiss statutory financial statements of Logitech International S.A. for the fiscal year ended March 31, 2023, and the auditor's reports thereon, this Invitation and Proxy Statement and our Annual Report on Form 10-K for fiscal year 2023 filed with the U.S. Securities and Exchange Commission (the "SEC") are available on our website at *http://ir.logitech.com*. Shareholders also may request free copies of these materials at our principal executive offices in Switzerland or the United States, at the addresses above, or by contacting our investor relations group at IR@logitech.com or at +1-510-916-9842.
WHERE CAN I FIND THE VOTING RESULTS OF THE MEETING?	We intend to announce voting results at the meeting and issue a press release promptly after the meeting. We will also file the results on a Current Report on Form 8-K with the SEC by Tuesday, September 19, 2023. A copy of the Form 8-K will be available on our website at *http://ir.logitech.com*.

IF I AM NOT A REGISTERED SHAREHOLDER, CAN I ATTEND AND VOTE AT THE MEETING?

You may not attend the meeting and vote your shares in person at the meeting unless you either become a registered shareholder by September 7, 2023 or you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. If you hold your shares through a non-U.S. or non-Canadian broker, trustee or nominee, you may become a registered shareholder by contacting our Share Registrar at Logitech International S.A., c/o Devigus Shareholder Services, Birkenstrasse 47, CH-6343 Rotkreuz, Switzerland, and following their registration instructions or, in certain countries, by requesting registration through the bank or brokerage through which you hold your shares. If you hold your shares through a U.S. or Canadian broker, trustee or nominee, you may become a registered shareholder by contacting your broker, trustee or nominee, and following their registration instructions.

Further Information for Registered Shareholders

HOW CAN I VOTE IF I CANNOT ATTEND THE MEETING?

If you do not plan to attend the meeting in person, you may appoint the Independent Representative, Etude Regina Wenger & Sarah Keiser-Wüger, to represent you at the meeting. Please provide your voting instructions by marking the applicable boxes beside the agenda items on the Internet voting site for registered shareholders, *www.gvmanager-live.ch/logitech* for shareholders on the Swiss share register or *www.proxyvote.com* for shareholders on the U.S. share register, or on the Response Coupon or Proxy Card, as applicable.

SWISS SHARE REGISTER – INTERNET VOTING – Go to the Internet voting site *www.gvmanager-live.ch/logitech* and log in with your access code printed on the Response Coupon. Please use the menu item "Grant Procuration" and submit your instructions by clicking on the "Send" button.

SWISS SHARE REGISTER – RESPONSE COUPON – Mark the box under Option 3 on the enclosed Response Coupon. Please sign, date and promptly mail your completed Response Coupon to Etude Regina Wenger & Sarah Keiser-Wüger using the appropriate enclosed postage-paid envelope addressed to Logitech International S.A., c/o Devigus Shareholder Services, Birkenstrasse 47, 6343 Rotkreuz, Switzerland.

U.S. SHARE REGISTER – INTERNET VOTING – Go to the Internet voting site *www.proxyvote.com* and log in with your 16-digit voting control number printed in the box marked by the arrow on the Notice of Internet Availability of Proxy Materials that you received from us. Please follow the menus to select the Independent Representative, Etude Regina Wenger & Sarah Keiser-Wüger, to represent you at the meeting. Please submit your instructions by clicking on the "Submit" button.

U.S. SHARE REGISTER – PROXY CARD – If you have requested a Proxy Card, mark the box "Yes" on the Proxy Card to select the Independent Representative, Etude Regina Wenger & Sarah Keiser-Wüger, to represent you at the meeting. Please sign, date and promptly mail your completed Proxy Card to Broadridge using the enclosed postage-paid envelope.

HOW CAN I ATTEND THE MEETING?	If you wish to attend the meeting in person, you will need to obtain an admission card. You may order your admission card on the Internet voting site for registered shareholders, *www.gvmanager-live.ch/logitech* for shareholders on the Swiss share register or *www.proxyvote.com* for shareholders on the U.S. share register, or on the Response Coupon or Proxy Card, as applicable, and we will send you an admission card for the meeting. If an admission card is not received by you prior to the meeting and you are a registered shareholder as of September 7, 2023, you may attend the meeting by presenting proof of identification at the meeting.
	SWISS SHARE REGISTER – INTERNET VOTING – Go to the Internet voting site *gvmanager-live.ch/logitech* and log in with your access code printed on the Response Coupon. Please use the menu item "Order Admission Card".
	SWISS SHARE REGISTER – RESPONSE COUPON – Mark the box under Option 1 on the enclosed Response Coupon. Please send the completed, signed and dated Response Coupon to Logitech using the enclosed postage-paid envelope by Thursday, September 7, 2023.
	U.S. SHARE REGISTER – INTERNET VOTING – Go to the Internet voting site *www.proxyvote.com* and log in with your 16-digit voting control number printed in the box marked by the arrow on the Notice of Internet Availability of Proxy Materials that you received from us. Please follow the menus to indicate that you will personally attend the meeting.
	U.S. SHARE REGISTER – PROXY CARD – If you have requested a Proxy Card, mark the box "Yes" on the Proxy Card to indicate that you will personally attend the meeting. Please sign, date and promptly mail your completed Proxy Card to Broadridge using the enclosed postage-paid envelope by Thursday, September 7, 2023.
CAN I HAVE ANOTHER PERSON REPRESENT ME AT THE MEETING?	Yes. If you would like someone other than the Independent Representative to represent you at the meeting, please mark Option 2 on the Response Coupon (for shareholders on the Swiss share register) or, if you requested a Proxy Card (for shareholders on the U.S. share register), mark the box on the Proxy Card to authorize the person you name on the reverse side of the Proxy Card. On either the Response Coupon or the Proxy Card, please provide the name and address of the person you want to represent you. Please return the completed, signed and dated Response Coupon to Logitech and the completed, signed and dated Proxy Card to Broadridge, using the enclosed postage-paid envelope by September 7, 2023. We will send an admission card for the meeting to your representative. If the name and address instructions you provide are not clear, Logitech will send the admission card to you, and you must forward it to your representative.
	If you requested and received an admission card to attend the meeting in person, you can also authorize someone other than the Independent Representative to represent you at the meeting on the admission card and provide that signed, dated and completed admission card to your representative, together with your voting instructions.

CAN I SELL MY SHARES BEFORE THE MEETING IF I HAVE VOTED?	Logitech does not block the transfer of shares before the meeting. However, if you sell your Logitech shares before the meeting and Logitech's Share Registrar is notified of the sale, your votes with those shares will not be counted. Any person who purchases shares after the Share Register closes on Thursday, September 7, 2023 will not be able to register them until the day after the meeting and so will not be able to vote the shares at the meeting.
IF I VOTE BY PROXY, CAN I CHANGE MY VOTE AFTER I HAVE VOTED?	You may change your vote by Internet or by mail through September 7, 2023. You may also change your vote by attending the meeting and voting in person. For shareholders on the Swiss share register, you may revoke your vote by requesting a new access code and providing new voting instructions at *www.gvmanager-live.ch/logitech*, or by requesting and submitting a new Response Coupon from our Swiss Share Register at Devigus Shareholder Services (by telephone at +41-41-798-48-33 or by email at *logitech@devigus.com*). For shareholders on the U.S. share register, you may revoke your vote by providing new voting instructions at *www.proxyvote.com*, if you voted by Internet, or by requesting and submitting a new Proxy Card. Your attendance at the meeting will not automatically revoke your vote or Response Coupon or Proxy Card unless you vote again at the meeting or specifically request in writing that your prior voting instructions be revoked.
	SWISS SHARE REGISTER – INTERNET VOTING – After you receive the new access code, go to the Internet voting site *www.gvmanager-live.ch/logitech* and log in. Please use the menu item "Grant Procuration". Follow the directions on the site to complete and submit your new instructions until Thursday, September 7, 2023, 23:59 (Central European Summer Time), or you may attend the meeting and vote in person. **SWISS SHARE REGISTER – RESPONSE COUPON –** If you request a new Response Coupon and wish to vote again, you may complete the new Response Coupon and return it to us by September 7, 2023, or you may attend the meeting and vote in person.
	U.S. SHARE REGISTER – INTERNET VOTING – Go to the Internet voting site www.proxyvote.com and log in with your 16-digit voting control number printed in the box on the Notice of Internet Availability of Proxy Materials that you received from us. Please follow the menus to submit your new instructions until Thursday, September 7, 2023, 11:59 p.m. (U.S. Eastern Daylight Time), or you may attend the meeting and vote in person. **U.S. SHARE REGISTER – PROXY CARD –** If you request a new Proxy Card and wish to vote again, you may complete the new Proxy Card and return it to Broadridge by September 7, 2023, or you may attend the meeting and vote in person.
IF I VOTE BY PROXY, WHAT HAPPENS IF I DO NOT GIVE SPECIFIC VOTING INSTRUCTIONS?	**SWISS SHARE REGISTER – INTERNET VOTING –** If you are a registered shareholder and vote using the Internet voting site, you have to give specific voting instructions for all agenda items before you can submit your instructions. **SWISS SHARE REGISTER – RESPONSE COUPON –** If you are a registered shareholder and sign and return a Response Coupon without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be presented to shareholders during the course of the meeting.

	U.S. SHARE REGISTER – INTERNET VOTING – If you are a registered shareholder and vote using the Internet voting site without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be presented to shareholders during the course of the meeting. **U.S. SHARE REGISTER – PROXY CARD –** If you are a registered shareholder and sign and return a Proxy Card without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be presented to shareholders during the course of the meeting.
WHO CAN I CONTACT IF I HAVE QUESTIONS?	If you have any questions or need assistance in voting your shares, please call us at +1-510-916-9842 or email us at *IR@logitech.com.*

Further Information for U.S. or Canadian "Street Name" Beneficial Owners

WHY DID I RECEIVE A ONE-PAGE NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PROXY MATERIALS?	We have provided access to our proxy materials over the Internet to beneficial owners holding their shares in "street name" through a U.S. or Canadian broker, trustee or nominee. Accordingly, such brokers, trustees or nominees are forwarding a Notice of Internet Availability of Proxy Materials (the "Notice") to such beneficial owners. All such shareholders will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice. In addition, beneficial owners holding their shares in street name through a U.S. or Canadian broker, trustee or nominee may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.
HOW CAN I GET ELECTRONIC ACCESS TO THE PROXY MATERIALS?	The Notice will provide you with instructions regarding how to: • View our proxy materials for the meeting on the Internet; and • Instruct us to send our future proxy materials to you electronically by email. Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual shareholders' meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.
WHO MAY PROVIDE VOTING INSTRUCTIONS FOR THE MEETING?	For purposes of U.S. or Canadian beneficial shareholder voting, shareholders holding shares through a U.S. or Canadian broker, trustee or nominee organization on July 10, 2023 may direct the organization on how to vote. Logitech has made arrangements with a service company to U.S. and Canadian brokers, trustees and nominee organizations for that service company to provide a reconciliation of share positions of U.S. and Canadian "street name" beneficial owners between July 10, 2023 and August 28, 2023, which Logitech determined is the last practicable date before the meeting for such a reconciliation. These arrangements are intended to result in the following adjustments: If a U.S. or Canadian "street name" beneficial owner as of July 10, 2023 votes but subsequently sells their shares before August 28, 2023, their votes will be canceled. A U.S. or Canadian "street name" beneficial owner as of July 10, 2023 that has voted and subsequently increases or decreases their shareholdings but remains a beneficial owner as of August 28, 2023 will have their votes increased or decreased to reflect their shareholdings as of August 28, 2023. If you acquire Logitech shares in "street name" after July 10, 2023 through a U.S. or Canadian broker, trustee or nominee, and wish to vote at the meeting or provide voting instructions by proxy, you must become a registered shareholder. You may become a registered shareholder by contacting your broker, trustee or nominee, and following their registration instructions. In order to allow adequate time for registration, for proxy materials to be sent or made available to you, and for your voting instructions to be returned to us before the meeting, please begin the registration process as far before September 7, 2023 as possible.

IF I AM A U.S. OR CANADIAN "STREET NAME" BENEFICIAL OWNER, HOW DO I VOTE?	If you are a beneficial owner of shares held in "street name" and you wish to vote in person at the meeting, you must obtain a valid proxy from the organization that holds your shares. If you do not wish to vote in person, you may vote by proxy. You may vote by proxy over the Internet, by mail or by telephone by following the instructions provided in the Notice or on the Proxy Card.
WHAT HAPPENS IF I DO NOT GIVE SPECIFIC VOTING INSTRUCTIONS?	If you are a beneficial owner of shares held in "street name" in the United States or Canada and do not provide your broker, trustee or nominee with specific voting instructions, then under the rules of various national and regional securities exchanges, your broker, trustee or nominee may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, your shares will not be voted on such matter and will not be considered votes cast on the applicable Proposal. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the Notice. We believe the following Proposals will be considered non-routine: Proposal 2 (Advisory vote to approve Named Executive Officer Compensation for fiscal year 2023), Proposal 3 (Advisory vote on the frequency of future advisory votes on executive compensation), Proposal 4 (Advisory vote on the Swiss Compensation Report for fiscal year 2023), Proposal 5 (Appropriation of available earnings and declaration of dividend), Proposal 6 (Amendment of the Articles of Incorporation), Proposal 7 (Release of the Board of Directors and Executive Officers from liability for activities during fiscal year 2023), Proposal 8 (Elections to the Board of Directors), Proposal 9 (Election of the Chairperson of the Board), Proposal 10 (Elections to the Compensation Committee), Proposal 11 (Approval of Compensation for the Board of Directors for the 2023 to 2024 Board Year), Proposal 12 (Approval of Compensation for the Group Management Team for fiscal year 2025), Proposal 14 (Re-election of the Independent Representative). All other Proposals involve matters that we believe will be considered routine. Any "broker non-votes" on any Proposals will not be considered votes cast on the Proposal.
WHAT IS THE DEADLINE FOR DELIVERING MY VOTING INSTRUCTIONS?	If you hold your shares through a U.S. or Canadian bank or brokerage or other custodian, you have until 11:59 pm (U.S. Eastern Daylight Time) on Thursday, September 7, 2023 to deliver your voting instructions.
CAN I CHANGE MY VOTE AFTER I HAVE VOTED?	You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may vote again on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the meeting will be counted), or by signing and returning a new proxy card with a later date, or by attending the meeting and voting in person if you have a "legal proxy" that allows you to attend the meeting and vote. However, your attendance at the Annual General Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked.

HOW DO I OBTAIN A SEPARATE SET OF PROXY MATERIALS OR REQUEST A SINGLE SET FOR MY HOUSEHOLD IN THE UNITED STATES?

We have adopted a procedure approved by the SEC called "householding" for shareholders in the United States. Under this procedure, shareholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our proxy statement and annual report unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure reduces our printing costs and postage fees. Each U.S. shareholder who participates in householding will continue to be able to access or receive a separate Proxy Card.

If you wish to receive a separate proxy statement and annual report at this time, please request the additional copy by contacting our mailing agent, Broadridge, by telephone at +1-866-540-7095 or by email at *sendmaterial@proxyvote.com*. If any shareholders in your household wish to receive a separate proxy statement and annual report in the future, they may call our investor relations group at +1-510-916-9842 or write to Investor Relations, 3930 North First Street, San Jose, CA 95134. They may also send an email to our investor relations group at *IR@logitech.com*. Other shareholders who have multiple accounts in their names or who share an address with other stockholders can authorize us to discontinue mailings of multiple proxy statements and annual reports by calling or writing to our investor relations group.

Further Information for Shareholders with Shares Registered Through a Bank or Brokerage as Custodian (Outside the U.S. or Canada)

HOW DO I VOTE BY PROXY IF MY SHARES ARE REGISTERED THROUGH MY BANK OR BROKERAGE AS CUSTODIAN?

Your broker, trustee or nominee should have enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares. If you did not receive such instructions you must contact your bank or brokerage for their voting instructions.

WHAT IS THE DEADLINE FOR DELIVERING MY VOTING INSTRUCTIONS IF MY LOGITECH SHARES ARE REGISTERED THROUGH MY BANK OR BROKERAGE AS CUSTODIAN?

Banks and brokerages typically set deadlines for receiving instructions from their account holders. Outside of the U.S. and Canada, this deadline is typically two to three days before the deadline of the company holding the general meeting. This is so that the custodians can collect the voting instructions and pass them on to the company holding the meeting. If you hold Logitech shares through a bank or brokerage outside the U.S. or Canada, please check with your bank or brokerage for their specific voting deadline and submit your voting instructions to them as far before that deadline as possible.

Other Meeting Information

Meeting Proposals

There are no other matters that the Board intends to present, or has reason to believe others will present, at the Annual General Meeting.

If you are a registered shareholder:

SWISS SHARE REGISTER	**INTERNET VOTING –** If you are a registered shareholder and vote using the Internet voting site, you have to give specific voting instructions to all agenda items before you can submit your instructions.
	RESPONSE COUPON – If you are a registered shareholder and sign and return a Response Coupon without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be submitted to shareholders during the course of the meeting.
U.S. SHARE REGISTER	**INTERNET VOTING –** If you are a registered shareholder and vote using the Internet voting site without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new, amended or modified proposals that could be submitted to shareholders during the course of the meeting.
	PROXY CARD – If you are a registered shareholder and sign and return a Proxy Card without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new and amended proposals that could be formulated during the course of the meeting.

If you are a beneficial owner of shares held in "street name" in the United States or Canada, if other matters are properly presented for voting at the meeting and you have provided discretionary voting instructions on a voting instruction card or through the Internet or other permitted voting mechanisms or have not provided voting instructions, your shares will be voted in accordance with the recommendations of the Board of Directors at the meeting on such matters.

Proxy Solicitation

Certain of our directors, officers and other employees, without additional compensation, may contact shareholders personally or in writing, by telephone, email or otherwise in connection with the proposals to be made at the meeting. In the United States, we are required to request that brokers and nominees who hold shares in their names furnish our proxy material to the beneficial owners of the shares, and we must reimburse such brokers and nominees for the expenses of doing so in accordance with certain U.S. statutory fee schedules.

We have also engaged Morrow Sodali S.P.A., Taunustor 1, 60310 Frankfurt, Germany, to assist in contacting shareholders in connection with the meeting and certain other services, and will pay Morrow Sodali a fee of approximately $54,900, plus reimbursement of out-of-pocket expenses.

Tabulation of Votes

The chairperson of the meeting will appoint scrutineers as appropriate. As is typical for Swiss companies, our Share Registrar will tabulate the voting instructions of registered shareholders that are provided in advance of the meeting.

Shareholder Proposals and Nominees

Shareholder Proposals for 2023 Annual General Meeting

Under our Articles of Incorporation, one or more registered shareholders who together represent shares representing at least the lesser of (i) one percent of our issued share capital or (ii) an aggregate par value of one million Swiss francs may demand that an item be placed on the agenda of a meeting of shareholders. Any such proposal must be included by the Board in our materials for the meeting. A request to place an item on the meeting agenda must be in writing and describe the proposal. With respect to the 2023 Annual General Meeting, the deadline to receive proposals for the agenda was July 15, 2023. In addition, under Swiss law, registered shareholders, or persons holding a valid proxy from a registered shareholder, may propose alternatives to items on the 2023 Annual General Meeting agenda before or at the meeting.

Shareholder Proposals for 2024 Annual General Meeting

We anticipate holding our 2024 Annual General Meeting on or about September 4, 2024. One or more registered shareholders who satisfy the minimum shareholding requirements in the Company's Articles of Incorporation may demand that an item be placed on the agenda for our 2024 Annual General Meeting of shareholders by delivering a written request describing the proposal to the Corporate Secretary of Logitech at our principal executive office in either Switzerland or the United States no later than July 6, 2024. In addition, if you are a registered shareholder and satisfy the shareholding requirements under Rule 14a-8 of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), you may submit a proposal for consideration by the Board of Directors for inclusion in the 2024 Annual General Meeting agenda by delivering a request and a description of the proposal to the Corporate Secretary of Logitech at our principal executive office in either Switzerland or the United States no later than March 27, 2024. The proposal will need to comply with Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of shareholder proposals in company-sponsored proxy materials under U.S. securities laws. Under the Company's Articles of Incorporation only registered shareholders are recognized as Logitech shareholders. As a result, if you are not a registered shareholder you may not make proposals for the 2024 Annual General Meeting.

Nominations of Director Candidates

Nominations of director candidates by registered shareholders must follow the rules for shareholder proposals above.

Provisions of Articles of Incorporation

The relevant provisions of our Articles of Incorporation regarding the right of one or more registered shareholders who together represent shares representing at least the lesser of (i) one percent of our issued share capital or (ii) an aggregate par value of one million Swiss francs to demand that an item be placed on the agenda of a meeting of shareholders are available on our website at *http://ir.logitech.com*. You may also contact the Corporate Secretary of Logitech at our principal executive office in either Switzerland or the United States to request a copy of the relevant provisions of our Articles of Incorporation.

Proposal 1
Approval of the Annual Report, the Consolidated Financial Statements and the Statutory Financial Statements of Logitech International S.A. for Fiscal Year 2023

Proposal

The Board of Directors proposes that the Annual Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2023 be approved.

Explanation

The Logitech consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2023 are contained in Logitech's Annual Report, which was made available to all registered shareholders on or before the date of this Invitation and Proxy Statement. The Annual Report also contains the reports of Logitech's auditors on the consolidated financial statements and on the statutory financial statements, Logitech's Compensation Tables prepared in compliance with Swiss corporate law (the "Remuneration Report") as well as the report of the statutory auditors on the Remuneration Report, additional information on the Company's business, organization and strategy, and information relating to corporate governance as required by the SIX Swiss Exchange directive on corporate governance. Copies of the Annual Report are available on the Internet at *http://ir.logitech.com*.

Under Swiss law, the annual report and financial statements of Swiss companies must be submitted to shareholders for approval or disapproval at each annual general meeting. In the event of a negative vote on this proposal by shareholders, the Board of Directors may call an extraordinary general meeting of shareholders for reconsideration of this proposal by shareholders.

Approval of this proposal does not constitute approval or disapproval of any of the individual matters referred to in the Annual Report or the consolidated or statutory financial statements for fiscal year 2023.

KPMG AG, as Logitech's auditors, issued an unqualified recommendation to the Annual General Meeting that the consolidated and statutory financial statements of Logitech International S.A. be approved. KPMG AG expressed their opinion that the consolidated financial statements for the year ended March 31, 2023 present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and comply with Swiss law. They further expressed their opinion and confirmed that the statutory financial statements and the proposed appropriation of available earnings comply with Swiss law and the Articles of Incorporation of Logitech International S.A. and the Remuneration Report contains the information required by Swiss law.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" approval of the Annual Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2023.

Proposal 2
Advisory Vote to Approve Named Executive Officers Compensation for Fiscal Year 2023

Proposal

The Board of Directors proposes that shareholders approve, on an advisory basis, the compensation of Logitech's named executive officers disclosed in Logitech's Compensation Report for Fiscal Year 2023.

Explanation

Since 2009, the Logitech Board of Directors has asked shareholders each year to approve Logitech's compensation philosophy, policies and practices, as set out in the "Compensation Discussion and Analysis" section of the Compensation Report, in a proposal commonly known as a "say-on-pay" proposal. Beginning with the 2011 Annual General Meeting, a say-on-pay advisory vote was required for all public companies, including Logitech, that are subject to the applicable U.S. proxy statement rules. Shareholders have been supportive of our compensation philosophy, policies and practices in each of those years.

At the 2017 Annual General Meeting, shareholders approved a proposal to take the say-on-pay vote annually. Accordingly, the Board of Directors is asking shareholders to approve, on an advisory basis, the compensation of Logitech's named executive officers disclosed in the Compensation Report, including the "Compensation Discussion and Analysis," the Summary Compensation table and the related compensation tables, notes, and narrative, once every year until this 2023 Annual General Meeting, which, in accordance with applicable law, is the next required vote on the frequency of shareholder votes on compensation of named executive officers of the Company. Proposal 3 of this proxy statement concerns such an advisory vote on the frequency of shareholders' votes on compensation of the Company's named executive officers. The vote under this Proposal 2 is not intended to address any specific items of compensation or any specific named executive officer, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in the Compensation Report.

This say-on-pay vote is advisory and therefore is not binding. It is carried out as a best practice and to comply with applicable U.S. proxy statement rules, and is consequently independent from, and comes in addition to, the binding vote on the Approval of Compensation of the Board of Directors for the 2023 to 2024 Board Year contemplated in Proposal 11 below and the binding vote on the Approval of Compensation for the Group Management Team for fiscal year 2025 contemplated in Proposal 12 below. However, the say-on-pay vote will provide information to us regarding shareholder views about our executive compensation philosophy, policies and practices, which the Compensation Committee of the Board will be able to consider when determining future executive compensation. The Committee will seek to determine the causes of any significant negative voting result.

As discussed in the "Compensation Discussion and Analysis" section of Logitech's Compensation Report for Fiscal Year 2023, Logitech has designed its compensation programs to:

- provide compensation sufficient to attract and retain the level of talent needed to create and manage an innovative, high-growth, global company in highly competitive and rapidly evolving markets;

- support a performance-oriented culture;

- place most of total compensation at risk based on Logitech's performance, while maintaining controls over inappropriate risk-taking by factoring in both annual and long-term performance;

- provide a balance between short-term and long-term objectives and results;

- align executive compensation with shareholders' interests by tying a significant portion of compensation to increasing share value; and

- reflect an executive's role and past performance through base salary and short-term cash incentives, and his or her potential for future contribution through long-term equity incentive awards.

While compensation is a central part of attracting, retaining and motivating the best executives and employees, we believe it is not the sole or exclusive reason why exceptional executives or employees choose to join and stay at Logitech, or why they work hard to achieve results for shareholders and other stakeholders. In this regard, both the Compensation Committee and management believe that providing a working environment and opportunities in which executives and employees can develop, express their individual potential, and make a difference are also a key part of Logitech's success in attracting, motivating and retaining executives and employees.

The Compensation Committee of the Board has developed a compensation program that is described more fully in the Compensation Report for Fiscal Year 2023 included in this Invitation and Proxy Statement. Logitech's compensation philosophy, compensation program risks and design, and compensation paid during fiscal year 2023 are also set out in the Compensation Report.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" approval of the following advisory resolution:

"Resolved, that the compensation paid to Logitech's named executive officers as disclosed in the Compensation Report for Fiscal Year 2023, including the "Compensation Discussion and Analysis," the "Summary Compensation Table for Fiscal Year 2023" and the related compensation tables, notes, and narrative discussion, is hereby approved."

Proposal 3
Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

Proposal

The Board of Directors asks shareholders for their advisory vote on the frequency of future advisory say-on-pay votes on executive compensation. In particular, the Board of Directors asks shareholders for their guidance on whether future advisory votes on the compensation of Logitech's named executive officers as disclosed in our proxy statement, such as the advisory vote requested in Proposal 2 above, should be held every one, two or three years. Alternatively, shareholders may abstain from casting a vote.

Explanation

This proposal asks shareholders to indicate their preference, on an advisory basis, for the frequency of future shareholder advisory votes on the compensation of Logitech's named executive officers. The Board of Directors is asking shareholders for their views on the frequency of these votes pursuant to the same U.S. law described in Proposal 2 above that requires each company subject to U.S. proxy statement rules, including Logitech, to hold a say-on-pay advisory vote on executive compensation. This vote on the frequency of say-on-pay votes must be held at least once every six years and is advisory in nature.

The Board of Directors has asked shareholders to approve Logitech's compensation philosophy, policies and practices in each of the last eight years. The Board of Directors believes that providing an annual advisory vote on the compensation of Logitech's named executive officers provides the Board of Directors with more opportunity for timely feedback, especially given the annual binding vote on the Approval of Compensation for the Group Management Team required under Swiss law.

Shareholders' votes on this proposal are independent from, and will not affect, the binding vote on the compensation of the Board of Directors for the 2023 to 2024 Board Year contemplated in Proposal 11 and the binding vote on the compensation for the Group Management Team for fiscal year 2025 contemplated in Proposal 12 below.

Voting Requirement to Approve Proposal

This advisory vote is non-binding. The Board of Directors has a strong preference to continue with advisory votes on executive compensation on an annual basis; however, the Board of Directors will carefully consider the voting results and expects to take into account the alternative that receives the greatest number of votes, even if that alternative does not receive a majority of the votes cast.

Recommendation

The Board of Directors recommends that shareholders approve, on an advisory basis, holding a yearly advisory vote on executive compensation. The alternative receiving the greatest number of votes (every one, two or three years) will be considered the frequency selected by shareholders.

Proposal 4
Advisory Vote on the Swiss Compensation Report for Fiscal Year 2023

Proposal

The Board of Directors proposes that shareholders approve, on an advisory basis, the Swiss Statutory Compensation Report for fiscal year 2023.

Explanation

Under Swiss corporate law, we are required to prepare each year a separate Swiss Statutory Compensation Report. The current Swiss Statutory Compensation Report sets forth, for the fiscal years ended March 31, 2023 and March 31, 2022, the aggregate compensation of the members of the Board of Directors and the members of the Group Management Team. Under the new Swiss corporate law effective as of January 1, 2023, we are required to submit our Swiss Statutory Compensation Report annually to shareholders for an advisory vote.

With regard to the compensation of our Group Management Team, we note that at our annual general meeting held on September 8, 2021, shareholders approved the fiscal year 2023 maximum aggregate compensation amount for our Group Management Team in the aggregate amount of $24.9 million with 85.38% of shareholders voting in favor of the proposal. Shareholders also approved at that meeting and at our annual general meeting held on September 14, 2022, respectively, the maximum aggregate compensation amounts for the Board of Directors for the 2021 to 2022 Board Year and the 2022 to 2023 Board Year, respectively, of CHF 3.4 million and CHF 3.9 million with 98.26% and 98.08% of shareholders voting in favor of the proposals.

For our 2023 Swiss Statutory Compensation Report together with the statutory report of our auditor thereon as included in this proxy statement, please refer to the heading "Compensation Tables Audited Under Swiss Law" hereafter.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends that shareholders approve, on an advisory basis, the Swiss Statutory Compensation Report for fiscal year 2023.

Proposal 5
Appropriation of Available Earnings and Declaration of Dividend

Proposal

The Board of Directors proposes the following appropriation of available earnings:

		Year ended March 31, 2023
Payment of a dividend in the amount of	CHF	183,493,000
Transfer to legal retained earnings in the narrower sense		—
To be carried forward		1,907,078,000
Total appropriation of available earnings		2,090,571,000
Treasury shares		(914,399,000)
Total earnings available for appropriation	CHF	1,176,172,000

The Board of Directors approved and proposes a gross distribution of CHF 1.06 per registered share or approximately USD 1.16 per share based on the exchange rate on March 31, 2023. Based on the current shares issued (173,106,620 shares) and the proposed dividend per share, the maximum aggregate gross dividend would be CHF 183,493,017 (approximately USD 200,069,036 based on the exchange rate on March 31, 2023).

No distribution shall be made on shares held in treasury by the Company and its subsidiaries.

If the proposal of the Board of Directors is approved, the dividend payment of CHF 1.06 per share (or approximately CHF 0.6890 per share after deduction of 35% Swiss withholding tax where required) will be made on or about September 27, 2023 to all shareholders as of the record date (which will be on or about September 26, 2023). We expect that the shares will be traded ex-dividend as of approximately September 25, 2023. For payments made in U.S. dollars, we expect to use the currency exchange rate as of the date of the meeting, September 13, 2023.

Explanation

Under Swiss law, the use of available earnings must be submitted to shareholders for approval at each annual general meeting. The available earnings at the disposal of Logitech shareholders at the 2023 Annual General Meeting are the earnings of Logitech International S.A., the Logitech parent holding company.

The proposal of the Board of Directors to distribute a gross dividend of CHF 1.06 per share which, if approved by shareholders, would be an increase of approximately CHF 0.10 to CHF 1.06 per share. This proposed, increased cash dividend demonstrates Logitech's continued commitment to consistently return cash to shareholders. Since fiscal year 2013, the Board of Directors decided on a recurring annual gross dividend and not on an occasional one. As a consequence, the Company expects to propose a dividend to the shareholders of the Company every year (subject to the approval of the Company's statutory auditors in the applicable year).

Other than the distribution of the dividend, the Board of Directors proposes the carry-forward of available earnings based on the Board's belief that it is in the best interests of Logitech and its shareholders to retain Logitech's earnings for future investment in the growth of Logitech's business, for share repurchases, and for the possible acquisition of other companies or lines of business.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" approval of the proposed appropriation of available earnings with respect to fiscal year 2023, including the payment of a dividend to shareholders of CHF 1.06 per registered share.

Proposal 6
Amendments of the Articles of Incorporation

Proposal 6.A. – Amendments to the Articles of Incorporation Regarding Shareholders Rights and General Meeting of Shareholders

Proposal

The Board of Directors proposes that shareholders approve amendments to the Articles of Incorporation to align them with new statutory provisions of Swiss corporate law pertaining to shareholders rights and general meeting matters that became effective on January 1, 2023.

The proposed amendments to the Articles of Incorporation (Article 8 para. 3 and 4, Article 9 para. 1, Article 24, and Article 13 para. 2) are included in Annex 6.A.

Explanation

A.   General Explanation

The revised Swiss corporate law strengthens shareholders rights and provides more flexibility with regard to general meetings of shareholders. Swiss companies are required to amend their articles of incorporation to conform to the revised corporate law by the end of 2024.

The main provisions of the proposed amendments to the Articles of Incorporation are summarized below. The Board of Directors has proposed the amendments to the Articles of Incorporation in order to implement the provisions of the new Swiss corporate law, many of which are mandatory. If the shareholders do not approve the proposal, the Board will consider, if known, the reasons for which the shareholders did not approve the proposal and seek shareholder reconsideration of the proposal or a revised proposal at next year's annual general meeting.

B.   Additional Explanation of the Amendments to the Articles of Incorporation

Shareholders' Rights (Article 8 para. 3 and 4)

Under the new Swiss corporate law, shareholders who hold, alone or together with other shareholders, shares representing at least 5% of the share capital or votes, have a right to request the board of directors to call an extraordinary general meeting. Previously, the relevant threshold was 10% of the share capital. Further, shareholders who hold, alone or together with other shareholders, shares representing at least 0.5% of the share capital or votes, have the right to request that an item be included on the agenda of a general meeting. Previously, the relevant threshold was the lesser of (1) 1% of the share capital or (2) CHF 1 million in aggregate nominal value. One million in aggregate nominal value represents approximately 2.3% of our share capital, and accordingly, the proposed change to our Articles of Incorporation in relation to the right of shareholders to make an agenda item request is more favorable to shareholders than the current provision in our Articles of Incorporation. The proposed amendment to Article 8 para. 4 of the Articles of Incorporation references these statutory rights of shareholders expressly.

In para. 3 of Article 8 of our Articles of Incorporation, we are proposing to delete the reference to the date on which the authority of the Board of Directors introduced at the 2022 Annual General Meeting to hold general meetings virtually or in various locations became effective (i.e., January 1, 2023). This a mere administrative change without any substantive effect.

Form of Convening a General Meeting (Article 9 para. 1 and Article 24)

The new Swiss corporate law provides issuers with additional flexibility on how to give shareholders notice of a general meeting. Previously, any such notice had to be published in the Swiss Official Gazette of Commerce, and in some cases, individual written notices had to be given to shareholders of record. We would like to make use of that additional flexibility and have proposed that notice of the general meeting of shareholders can be made by way of a publication in the Swiss Official Gazette of Commerce, as currently, solely through the publication of our proxy statement pursuant to applicable U.S. Securities and Exchange Commission regulations or through a combination thereof.

Voting Procedure at General Meetings (Article 13 para. 2)

Currently, our Articles of Incorporation provide in Article 13 para 2 that as a general rule, voting and elections shall be conducted by way of a show of hand. Under the new Swiss corporate law, public issuers are required to report the exact voting results within 15 calendar days after the date of the general meeting; determining the voting results by way of a show of hands may therefore no longer conform with this requirement in all circumstances. More generally, we believe it is more appropriate for the chairperson of the general meeting to determine the voting and election procedure with respect to the requirements of the specific general meeting and the items on the agenda of such meeting, and we have therefore proposed to amend Article 13 para. 2 accordingly. Generally, we anticipate that we will continue to determine the voting and election results by use of an electronic voting system, as most public issuers in Switzerland do and as we have done so far.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions, is required for the approval of the proposal under agenda item 6.A.

Recommendation

The Board of Directors recommends a vote "**FOR**" the proposed amendments to Article 8 para. 3 and 4, Article 9 para. 1 and Article 24, and Article 13 para. 2.

Proposal 6.B. – Amendments to the Articles of Incorporation Regarding Compensation and Mandates

Proposal

The Board of Directors proposes that shareholders approve amendments to the Articles of Incorporation, among other things, to align them with new statutory provisions of Swiss corporate law pertaining to compensation and mandate matters that became effective on January 1, 2023.

The proposed amendments to the Articles of Incorporation (Article 17bis, Article 18bis para. 2, Article 18ter and Article 19^{quinquies}) are included in Annex 6.B.

Explanation

A.   General Explanation

The Board of Directors proposes to the shareholders to approve amendments to the Articles of Incorporation, among other things, to align them with new statutory provisions of Swiss corporate law pertaining to compensation and mandate matters that became effective on January 1, 2023. Swiss companies are required to amend their articles of incorporation to conform to the revised corporate law by the end of 2024.

The main provisions of the proposed amendments are summarized below. The Board of Directors has proposed the amendments to the Articles of Incorporation in order to implement the provisions of the new Swiss corporate law, many of which are mandatory. If the shareholders do not approve the proposal, the Board of Directors will consider, if known, the reasons for which the shareholders did not approve the proposal and seek shareholder reconsideration of the proposal or a revised proposal at next year's annual general meeting.

B.   Additional Explanation of the Amendments to the Articles of Incorporation

1.   Compensation Matters

a.   Consideration for a Post-Employment Non-Compete Covenant (Article 18bis para. 2)

Swiss corporate law has always recognized that after termination of an executive position, the company may have an interest in entering into a non-competition agreement with the leaving executive. So far, Swiss corporate law has not limited the amount of consideration that could be paid for such a non-competition undertaking of an executive. The new Swiss corporate law provides that the maximum consideration that may be paid for such purposes is the average of the compensation paid to the executive during the three preceding fiscal years. Our proposed amendment to the Articles of Incorporation implements that change in law with respect to members of the Group Executive Management.

b.   Supplementary Compensation Amount (Article 19^{quinquies})

If the maximum aggregate amount of compensation of our Group Executive Management ratified by shareholders at a general meeting is not sufficient to also cover the compensation of a Group Executive Management member who newly joins after the date of the most recent shareholder ratification at a general meeting, then our Board of Directors has authority to pay "supplementary" compensation to such new member in relation to the compensation period(s) already ratified, subject to the maximum amount specified in our Articles of Incorporation. Our Articles of Incorporation limit the authorized "supplementary compensation," with respect to the CEO, to 140% of the total annual compensation of the former CEO, and, with respect to Group Executive Management members other than the CEO, to 140% of the highest total annual compensation of the Group Executive Management member other than the CEO.

Our proposed amendment to Article 19^{quinquies} does not change the substance of the current "supplementary" compensation authority of the Board of Directors but clarifies that the "total annual compensation" used as a reference point for the 140% limitation relates to the amount allocated to the relevant member of the Group Management Team in the maximum aggregate compensation amount of the Group Management Team last approved by shareholders at a general meeting. We believe this has always been the intention of Article 19^{quinquies} and conforms to the methodology of the Swiss compensation regulations.

2.   Mandates (Article 17bis and Article 18ter)

Swiss corporate law has always required issuers to limit in their articles of incorporation the number of positions (also referred to as "mandates") that a board or group executive management team member can hold at other companies. The new Swiss corporate law now clarifies that positions or "mandates" are "positions in comparable functions at other enterprises with an economic purpose." Positions that qualify under that test are the positions as a member of the board of directors, as a member of the executive management team or as a member of an advisory board of an enterprise with an economic purpose. We propose to reflect this statutory definition in our Articles of Incorporation (Article 17bis for members of the Board of Directors, and Article 18ter for members of the Group Executive Management).

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions, is required for the approval of the proposal under agenda item 6.B.

Recommendation

The Board of Directors recommends a vote "**FOR**" the proposed amendments to Article 17bis, Article 18bis para. 2, Article 18ter and Article 19^{quinquies}.

Proposal 6.C. – Amendments to the Articles of Incorporation Regarding Creation of a Capital Band

Proposal

The Board of Directors proposes that its authority to issue shares, to repurchase and cancel shares or to reduce the nominal value of the shares be approved under the Company's capital band for a period ending five year after the date of the 2023 Annual General Meeting (i.e., September 13, 2028) by the shareholders' approval of a repeal and restatement of the current Article 27, the introduction of a new Article 28 and the update to title VIII of the Articles of Incorporation.

This proposed new Article 27, Article 28 and title VIII of our Articles of Incorporation are set forth in Annex 6.C.

Explanation

Swiss law previously provided for the possibility to create authorized share capital based on which new shares could be issued by way of a resolution of the board of directors. This authorization was limited to a maximum of 50% of the existing stated share capital and expired two years after its adoption.

As part of the Swiss corporate law reform that became effective as of January 1, 2023, the instrument of authorized share capital has been replaced by that of a capital band. Under a capital band, the articles of incorporation may authorize the board of directors for a maximum period of five years to issue new shares, cancel shares repurchased by the company or one of its subsidiaries or reduce the nominal value of the shares within a range of +/- 50% of the stated share capital at the time of the capital band's adoption.

The Board of Directors believes it is advisable and in the best interests of Logitech for the shareholders to approve an amendment to the Articles of Incorporation, to introduce a capital band provision and to authorize the Board of Directors for a term of five years to increase the current stated share capital by up to 10% or reduce it by way of a cancellation or a nominal value reduction by up to 10%. The 10% new share issuance or capital reduction authority of the Board of Directors corresponds to a maximum of 17,310,662 shares. Further, under the proposed new Article 28 of our Articles of Incorporation, we will not issue new shares based on the proposed capital band and the existing conditional capital for convertible bonds combined in excess of 10% of the Company's currently existing share capital, corresponding to 17,310,662 shares, where shareholders' preferential subscription rights are restricted or excluded.

If the proposal under this agenda item is approved, we would always seek shareholder approval for share issuances to the extent required under Nasdaq rules. Under current Nasdaq rules, shareholder approval is generally required, with certain enumerated exceptions, to issue common shares or securities convertible into or exercisable for common shares in one or a series of related transactions if such common shares represent 20% or more of the voting power or outstanding common shares of the company. Nasdaq rules also require shareholder approval for an issuance of shares that would result in a change of control of the company, as well as for share issuances in connection with certain benefit plans or related party transactions.

The Board of Directors believes that it is customary for public companies in Switzerland to maintain an authorization for the board of directors to issue shares and cancel repurchased shares, including shares repurchased pursuant to a share repurchase program. We believe the adoption of the capital band as proposed is prudent to ensure that Logitech maintains financial and strategic flexibility. The adoption of the capital band does not mean that there will be a concurrent increase in share capital. The Board of Directors does not currently have any plans to issue shares out of the capital band. The share capital would only be increased if and when the Board of Directors makes use of its authorization. The Board of Directors intends to use the capital band authorization to cancel shares repurchased for that purpose under our share repurchase program.

Voting Requirement to Approve Proposal

The creation of the proposed capital band requires the approval of a qualified majority of at least two-thirds of the votes and a majority of the nominal value of the shares, each as represented at the 2023 Annual General Meeting.

Recommendation

The Board of Directors recommends a vote "**FOR**" the proposed repeal and restatement of Article 27, the introduction of Article 28 and the update to title VIII of the Articles of Incorporation.

Proposal 6.D. – Administrative Amendments to the Articles of Incorporation

Proposal

The Board of Directors proposes that shareholders approve amendments to the Articles of Incorporation to make various administrative updates to our Articles of Incorporation so that they are, among other things, consistent with changes following from the new Swiss corporate law that became effective on January 1, 2023.

The proposed amendments to the Articles of Incorporation (Article 4 para. 2, Article 12, Article 13 para. 1, Article 14, Article 15, Article 17ter para. 2, Article 21 and title IV of the Articles of Incorporation) are included in <u>Annex 6.D</u>.

A.   General Explanation

The Board of Directors proposes a number of administrative updates to the Articles of Incorporation to make existing provisions of the Articles of Incorporation consistent with changes following from the new Swiss corporate law. None of these proposed updates to our Articles of Incorporation will change the rights of shareholders in substance.

The Board of Directors has proposed the amendments to the Articles of Incorporation described below in order to implement the provisions of the new Swiss corporate law. If the shareholders do not approve this proposal, the Board of Directors will consider, if known, the reasons for which the shareholders did not approve the proposal and seek shareholder reconsideration of the proposal or a revised proposal at next year's annual general meeting.

B.   Additional Explanation of the Amendments to the Articles of Incorporation

1.   Conversion of Registered Shares Into Bearer Shares (Article 4 para. 2)

Under the new corporate law, the conversion of registered shares into bearer shares and vice versa does no longer require a basis in the articles of incorporation. While bearer shares remain permissible for listed companies like Logitech, bearer shares do no longer constitute best practice and have consequently been abolished for privately held companies. We therefore propose to no longer provide for the possibility to convert our registered shares into bearer shares in our Articles of Incorporation.

2.   Gender-Neutral Drafting of our Articles of Incorporation / Other Drafting Changes

We use gender-specific nouns, pronouns and adjectives in a number of provisions in our Articles of Incorporation. For example, our Articles of Incorporation generally us the term "Chairman" or "vice-chairman." We propose to replace these terms throughout the Articles of Incorporation with the term "Chairperson" or "vice-chairperson" (see Article 12 para. 1 and 2, Article 13 para. 1, Article 14 para. 2 and 3, Article 15 para. 1, Article 17bis para. 1 (see Annex 6.B. for the proposed revised wording), and Article 17ter para. 2).

In some of the provisions referenced above, including in Title IV, we have also proposed other technical wording changes or included the specifications required by law. For details, please refer to Annex 6.D.

3.   Board of Directors Governance Matters (Article 15)

We propose to update Article 15 to clarify the applicable voting standard for resolutions of the Board of Directors (simple majority of the votes cast). We further believe it is appropriate to consolidate all aspects of the Board of Directors' governance, including how board resolutions can be adopted, in our Organizational Regulations and have accordingly proposed to address these governance matters in our Articles of Incorporation by referencing our Organizational Regulations.

4.   Allocation of Profits to Reserves (Article 21)

Under the new corporate law, there have been terminology changes to "reserve" positions on the Company's statutory balance sheet. Also, the new corporate law expressly recognizes that statutory capital contribution reserves may be repaid in the form of a dividend. The proposed revised Article 21 reflects these changes in the law.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions, is required for the approval of the proposal under agenda item 6.D.

Recommendation

The Board of Directors recommends a vote "**FOR**" the proposed amendments to Article 4 para. 2, Article 12, Article 13 para. 1, Article 14, Article 15, Article 17ter para. 2, Article 21 and title IV of the Articles of Incorporation.

Proposal 7
Release of the Board of Directors and Executive Officers from Liability for Activities during Fiscal Year 2023

Proposal

The Board of Directors proposes that shareholders release the members of the Board of Directors and Executive Officers from liability for activities during fiscal year 2023.

Explanation

As is customary for Swiss corporations and in accordance with Article 698, subsection 2, item 7 of the Swiss Code of Obligations, shareholders are requested to release the members of the Board of Directors and the Executive Officers from liability for their activities during fiscal year 2023 that have been disclosed to shareholders. This release from liability exempts members of the Board of Directors or Executive Officers from liability claims brought by the Company or its shareholders on behalf of the Company against any of them for activities carried out during fiscal year 2023 relating to facts that have been disclosed to shareholders. Shareholders that do not vote in favor of the proposal, or acquire their shares after the vote without knowledge of the approval of this resolution, are not bound by the result for a period ending 12 months after the vote.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions and not counting the votes of any member of the Board of Directors or of any Logitech Executive Officers.

Recommendation

The Board of Directors recommends a vote "**FOR**" the proposal to release the members of the Board of Directors and Executive Officers from liability for activities during fiscal year 2023.

Proposal 8
Elections to the Board of Directors

Explanation

Our Board of Directors is presently composed of 11 members. Each director was elected for a one-year term ending at the closing of the 2023 Annual General Meeting.

At the recommendation of the Nominating and Governance Committee, the Board has nominated all current directors, with the exception of Mr. Polk who is not standing for re-election, to serve as directors for another one-year term.

The term of office ends at the closing of the 2024 Annual General Meeting. There will be a separate vote on each nominee.

Under Swiss law, Board members may only be elected by shareholders. If the individuals below are elected, the Board will be composed of 10 members. The Board has no reason to believe that any of our nominees will be unwilling or unable to serve if elected as a director.

For further information on the Board of Directors, including the current members of the Board, the Committees of the Board, the means by which the Board exercises supervision of Logitech's executive officers, and other information, please see "Corporate Governance and Board of Directors Matters" below.

8.A Re-election of Dr. Patrick Aebischer

Proposal: The Board of Directors proposes that Dr. Patrick Aebischer be re-elected to the Board for a one-year term ending at the closing of the 2024 Annual General Meeting.

For biographical information and qualifications of Dr. Aebischer, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

8.B Re-election of Ms. Wendy Becker

Proposal: The Board of Directors proposes that Ms. Wendy Becker be re-elected to the Board for a one-year term ending at the closing of the 2024 Annual General Meeting.

For biographical information and qualifications of Ms. Becker, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

8.C Re-election of Dr. Edouard Bugnion

Proposal: The Board of Directors proposes that Dr. Edouard Bugnion be re-elected to the Board for a one-year term ending at the closing of the 2024 Annual General Meeting.

For biographical information and qualifications of Dr. Bugnion, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

8.D Re-election of Mr. Guy Gecht

Proposal: The Board of Directors proposes that the Company's Interim Chief Executive Officer, Mr. Guy Gecht, be re-elected to the Board for a one-year term ending at the closing of the 2024 Annual General Meeting.

For biographical information and qualifications of Mr. Gecht, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

8.E Re-election of Ms. Marjorie Lao

Proposal: The Board of Directors proposes that Ms. Marjorie Lao be re-elected to the Board for a one-year term ending at the closing of the 2024 Annual General Meeting.

For biographical information and qualifications of Ms. Lao, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

8.F Re-election of Ms. Neela Montgomery

Proposal: The Board of Directors proposes that Ms. Neela Montgomery be re-elected to the Board for a one-year term ending at the closing of the 2024 Annual General Meeting.

For biographical information and qualifications of Ms. Montgomery, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

8.G Re-election of Ms. Deborah Thomas

Proposal: The Board of Directors proposes that Ms. Deborah Thomas be re-elected to the Board for a one-year term ending at the closing of the 2024 Annual General Meeting.

For biographical information and qualifications of Ms. Thomas, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

8.H Re-election of Mr. Christopher Jones

Proposal: The Board of Directors proposes that Mr. Christopher Jones be re-elected to the Board for a one-year term ending at the closing of the 2024 Annual General Meeting.

For biographical information and qualifications of Mr. Jones, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

8.I Re-election of Mr. Kwok Wang Ng

Proposal: The Board of Directors proposes that Mr. Kwok Wang Ng be re-elected to the Board for a one-year term ending at the closing of the 2024 Annual General Meeting.

For biographical information and qualifications of Mr. Ng, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

8.J Re-election of Mr. Sascha Zahnd

Proposal: The Board of Directors proposes that Mr. Sascha Zahnd be re-elected to the Board for a one-year term ending at the closing of the 2024 Annual General Meeting.

For biographical information and qualifications of Mr. Zahnd, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

Voting Requirement to Approve Proposals

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" the election to the Board of each of the above nominees.

Proposal 9
Election of the Chairperson of the Board

Explanation

Swiss corporate law requires that the Chairperson of the Board of Directors be elected on the occasion of each Annual General Meeting for a one-year term ending at the closing of the following Annual General Meeting. In line with current corporate governance best practices, the Board of Directors has selected Ms. Wendy Becker as its nominee to continue to lead the Board of Directors as an independent Chairperson. Ms. Becker has been the Chairperson since 2019 and a non-executive member of the Board of Directors since September 2017, and is the current Chairperson of the Company's Nominating and Governance Committee. As noted in her biographical information and qualifications under the heading "Corporate Governance and Board of Directors Matters - Members of the Board of Directors" hereafter, Ms. Becker has extensive senior leadership experience as well as broad and diverse experience with boards of directors and trustee positions.

Proposal

The Board of Directors proposes that Ms. Wendy Becker be re-elected as Chairperson of the Board of Directors for a one-year term ending at the closing of the 2024 Annual General Meeting.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" the re-election of Ms. Wendy Becker as Chairperson of the Board of Directors.

Proposal 10
Elections to the Compensation Committee

Explanation

Our Compensation Committee is presently composed of four members, three of whom are standing for re-election to the Board of Directors and two of whom are standing for re-election to the Compensation Committee. Pursuant to Swiss corporate law, the members of the Compensation Committee are to be elected annually and individually by the shareholders. Only members of the Board of Directors can be elected as members of the Compensation Committee.

At the recommendation of the Nominating and Governance Committee, the Board of Directors has nominated the three individuals below to serve as members of the Compensation Committee for a term of one year. Two of the nominees currently serve as members of the Compensation Committee and, as required by our Compensation Committee charter, all of the nominees are independent in accordance with the requirements of the listing standards of the Nasdaq Stock Market, the outside director definition of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, the definition of a "non-employee director" for purposes of Rule 16b-3 promulgated by the U.S. Securities and Exchange Commission, and Rule 10C-1(b)(1) of the U.S. Securities Exchange Act of 1934, as amended.

The term of office ends at the closing of the next Annual General Meeting. There will be a separate vote on each nominee.

10.A Re-election of Ms. Neela Montgomery

Proposal: The Board of Directors proposes that Ms. Neela Montgomery be re-elected to the Compensation Committee for a one-year term ending at the closing of the 2024 Annual General Meeting.

For biographical information and qualifications of Ms. Montgomery, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

10.B Re-election of Mr. Kwok Wang Ng

Proposal: The Board of Directors proposes that Mr. Kwok Wang Ng be re-elected to the Compensation Committee for a one-year term ending at the closing of the 2024 Annual General Meeting.

For biographical information and qualifications of Mr. Ng, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

10.C Election of Ms. Deborah Thomas

Proposal: The Board of Directors proposes that Ms. Deborah Thomas be elected to the Compensation Committee for a one-year term ending at the closing of the 2024 Annual General Meeting.

For biographical information and qualifications of Ms. Thomas, please refer to the heading "Corporate Governance and Board of Directors Matters – Members of the Board of Directors" hereafter.

Voting Requirement to Approve Proposals

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

Our Board of Directors recommends a vote "**FOR**" the election to the Compensation Committee of each of the above nominees.

Proposal 11
Approval of Compensation for the Board of Directors for the 2023 to 2024 Board Year

Proposal

The Board of Directors proposes that the shareholders approve a maximum aggregate amount of the compensation of the Board of Directors of CHF 3,700,000 for the term of office from the 2023 Annual General Meeting until the 2024 Annual General Meeting (the "2023 – 2024 Board Year").

Explanation

Pursuant to Swiss corporate law, the compensation of the Board of Directors must each year be subject to a binding shareholder vote, in the manner contemplated by Logitech's Articles of Incorporation. Article 19 quater, paragraph 1 letter (a) of Logitech's Articles of Incorporation provides that shareholders shall approve the maximum aggregate amount of the compensation of the Board of Directors for the period up to the next Annual General Meeting.

Under the Company's Articles of Incorporation, the compensation of the members of the Board of Directors who do not have management responsibilities consists of cash payments and shares or share equivalents. The value of cash compensation and shares or share equivalents corresponds to a fixed amount, which reflects the functions and responsibilities assumed. The value of shares or share equivalents is calculated at market value at the time of grant.

The proposed maximum amount of CHF 3,700,000 has been determined based on nine non-executive members of the Board of Directors and on the following non-binding assumptions:

With respect to the nine non-executive members of the Board of Directors and our Interim Chief Executive Officer, the compensation consists of the following elements:

- Cash payments of a maximum of CHF 1,240,000. Cash payments for non-executive members of the Board of Directors include annual retainers for Board and committee service and an annual retainer for a non-executive Chairperson.

- Share or share equivalent awards of a maximum of CHF 2,100,000. The value of share or share equivalent awards corresponds to a fixed amount and the number of shares granted will be calculated at market value at the time of their grant.

- Other payments, including accrual of the Company's estimated contributions to social security, of a maximum of CHF 360,000.

Shareholders are approving the maximum aggregate amount of compensation set forth in the proposal and not the individual components thereof. The assumptions set forth in this explanation are based on the Company's current expectations about future compensation plans and decisions. The Company may redesign its compensation plans or make alternative compensation decisions within the maximum aggregate amount of compensation approved by shareholders. The actual compensation awarded to the members of the Board of Directors for the 2023 - 2024 Board Year will be disclosed in the Compensation Report in the Invitation and Proxy Statement for the 2025 Annual General Meeting.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" the approval of the maximum aggregate amount of the compensation of the members of the Board of Directors of CHF 3,700,000 for the term of office from the 2023 Annual General Meeting until the 2024 Annual General Meeting.

Proposal 12
Approval of Compensation for the Group Management Team for Fiscal Year 2025

Proposal

The Board of Directors proposes that the shareholders approve a maximum aggregate amount of the compensation of the Group Management Team of USD 26,700,000 for fiscal year 2025.

Explanation

Pursuant to Swiss corporate law, the compensation of the Company's Group Management Team must each year be subject to a binding shareholder vote, in the manner contemplated by Logitech's Articles of Incorporation. Article 19 quater, paragraph 1 letter (b) of Logitech's Articles of Incorporation provides that shareholders shall approve the maximum aggregate amount of the compensation of the Group Management Team for the next fiscal year. As the 2023 Annual General Meeting takes place in the middle of Logitech's fiscal year 2024, the applicable next fiscal year is fiscal year 2025. This required, binding vote on the compensation of the Group Management Team is independent from, and comes in addition to, the non-binding, advisory say-on-pay votes contemplated in Proposals 2 and 3.

Logitech's Group Management Team currently consists of Mr. Guy Gecht, Interim Chief Executive Officer, Mr. Charles Boynton, Chief Financial Officer, Mr. Prakash Arunkundrum, Chief Operating Officer, and Ms. Samantha Harnett, Chief Legal Officer.

Logitech's compensation philosophy, compensation program risks and design, and compensation paid during fiscal year 2023 are set forth in the Compensation Report.

The proposed maximum amount of USD 26,700,000 has been determined based on the following non-binding assumptions for Logitech's Group Management Team as an aggregate group:

- The Group Management Team will include four members.

- Gross base salaries of a maximum of USD 2,950,000.

- Performance-based cash compensation of a maximum of USD 6,200,000. Performance-based cash compensation in the form of incentive cash payments may be earned under the Logitech Management Performance Bonus Plan (the "Bonus Plan") or other cash bonuses approved by the Compensation Committee. Payout under the Bonus Plan is variable, and is based on the achievement of the Company's, individual executives' or other performance goals, and for fiscal year 2025 is expected to continue to range from 0% to 200% of the executive's target incentive. The maximum amount of the performance-based bonus for fiscal year 2025 assumes a maximum achievement of all performance goals.

- Equity incentive awards of a maximum of USD 16,650,000. Long-term equity incentive awards are generally granted in the form of performance-based restricted stock units ("PSUs"). Beginning in fiscal year 2021, we shifted our CEO's equity compensation to 100% PSUs and in fiscal year 2023 the remaining executive officers received 100% of their equity compensation in the form of PSUs. In order to align with the methodology used in the Compensation Report, where the value of PSUs is disclosed based on estimated fair value at the time of grant, the fair value at grant has been considered to calculate the maximum amount of the long-term equity awards. The target number of PSU awards granted to our Group Management Team in fiscal year 2025 will be determined at the beginning of the three-year performance period and the number of shares that will vest at the end of the three-year performance period is expected to continue to range from 0% to 200% of the executive's target number of shares depending on our corporate performance.

- Other compensation of a maximum of USD 900,000. Other compensation may include tax preparation services and related expenses, 401(k) savings plan matching contributions, premiums for group term life insurance and long-term disability insurance, employer's contribution to medical premiums, relocation or extended business travel-related expenses, defined benefit pension plan employment contributions, accrual of estimated employer's contribution to social security and Medicare, and other awards. The Company generally does not provide all of these components of other compensation to all executives each year, but the proposed maximum amount of compensation has been formulated to provide flexibility to cover these compensation components as applicable.

The increase in the proposed aggregate maximum compensation amount from the prior year's proposal is based on (i) a four-member Group Management Team indicated above, that includes our Interim Chief Executive Officer appointed on June 13, 2023 and (ii) general assumptions regarding a transition period, in both the role and compensation, between our Interim Chief Executive Officer and future Chief Executive Officer.

Shareholders are approving the maximum aggregate amount of compensation set forth in the proposal and not the individual components thereof. The assumptions set forth in this explanation are based on the Company's current expectations about future compensation plans and decisions. The Company may redesign its compensation plans or make alternative compensation decisions within the maximum aggregate amount of compensation approved by shareholders. The actual compensation awarded to the members of the Group Management Team for fiscal year 2025 will be disclosed in the Compensation Report in the Invitation and Proxy Statement for the 2025 Annual General Meeting.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" the approval of the maximum aggregate amount of the compensation of the Group Management Team of USD 26,700,000 for fiscal year 2025.

Proposal 13

Re-election of KPMG AG as Logitech's Auditors and Ratification of the Appointment of KPMG LLP as Logitech's Independent Registered Public Accounting Firm for Fiscal Year 2024

Proposal

The Board of Directors proposes that KPMG AG be re-elected as auditors of Logitech International S.A. for a one-year term and that the appointment of KPMG LLP as Logitech's independent registered public accounting firm for fiscal year 2024 be ratified.

Explanation

KPMG AG, upon recommendation of the Audit Committee of the Board, is proposed for re-election for a further year as auditors for Logitech International S.A. KPMG AG assumed its first audit mandate for Logitech during fiscal year 2015.

The Audit Committee has also appointed KPMG LLP, the U.S. affiliate of KPMG AG, as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2024 for purposes of U.S. securities law reporting. Logitech's Articles of Incorporation do not require that shareholders ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm. However, Logitech is submitting the appointment of KPMG LLP to shareholders for ratification as a matter of good corporate governance. If shareholders do not ratify the appointment, the Audit Committee will reconsider whether to retain KPMG LLP. Even if the appointment is ratified, the Audit Committee may, in its discretion, change the appointment during the year if the Committee determines that such a change would be in the best interests of Logitech and its shareholders.

Information on the fees paid by Logitech to KPMG AG and KPMG LLP, the Company's auditors and independent registered public accounting firm for fiscal year 2023, respectively, as well as further information regarding KPMG AG and KPMG LLP, is set out below under the heading "Independent Auditors" and "Report of the Audit Committee."

One or more representatives of KPMG AG will be present at the Annual General Meeting. They will have an opportunity to make a statement at the meeting if they wish, and are expected to be available to respond to questions from shareholders.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

Our Board of Directors recommends a vote **"FOR"** the re-election of KPMG AG as auditors of Logitech International S.A. and the ratification of the appointment of KPMG LLP as Logitech's independent registered public accounting firm, each for the fiscal year ending March 31, 2024.

Proposal 14
Re-election of Etude Regina Wenger & Sarah Keiser-Wüger as Independent Representative

Swiss law requires that the independent representative of the shareholders (the "Independent Representative") be elected on the occasion of each Annual General Meeting for a one-year term ending at the closing of the following Annual General Meeting.

Proposal

The Board of Directors proposes that Etude Regina Wenger & Sarah Keiser-Wüger be re-elected as Independent Representative for a one-year term ending at the closing of the 2024 Annual General Meeting.

Explanation

In accordance with Swiss law, each shareholder may be represented at the general meeting by an independent representative. The Board of Directors has nominated Etude Regina Wenger & Sarah Keiser-Wüger as the Independent Representative to serve in the role at the Company's 2024 Annual General Meeting and at any extraordinary general meeting of shareholders of the Company, if any, held prior to the 2024 Annual General Meeting. Ms. Regina Wenger, a principal of Etude Regina Wenger & Sarah Keiser-Wüger, is a respected notary public based in Lausanne, Switzerland and is the former chairwoman of the Swiss Federation of Notaries. Etude Regina Wenger & Sarah Keiser-Wüger confirmed to the Company that it possesses the required independence to fulfill its responsibilities.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast at the Annual General Meeting, not counting abstentions.

Recommendation

Our Board of Directors recommends a vote "**FOR**" the re-election of Etude Regina Wenger & Sarah Keiser-Wüger as Independent Representative.

Corporate Governance and Board of Directors Matters

The Board of Directors is elected by the shareholders and holds the ultimate decision-making authority within Logitech, except for those matters reserved by law or by Logitech's Articles of Incorporation to its shareholders or those that are delegated to the executive officers under the Organizational Regulations (also known as By-Laws). The Board makes resolutions through a majority vote of the members present at the meetings. In the event of a tie, the vote of the Chairperson decides.

Logitech's Articles of Incorporation set the minimum number of directors at three. We had 11 members of the Board of Directors as of June 30, 2023. If all of the nominees to the Board presented in Proposal 8 are re-elected, the Board will have 10 members.

Board of Directors Independence

The Board of Directors has determined that each of our directors and director nominees, other than Guy Gecht, qualifies as independent in accordance with the published listing requirements of the Nasdaq Stock Market and Swiss corporate governance best practices guidelines. The Company's independent directors include Patrick Aebischer, Wendy Becker, Edouard Bugnion, Marjorie Lao, Neela Montgomery, Michael Polk, Deborah Thomas, Christopher Jones, Kwok Wang Ng and Sascha Zahnd, all of whom are also director nominees with the exception of Mr. Polk. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by Nasdaq rules, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to Logitech and Logitech's management.

Members of the Board of Directors

The members of the Board of Directors, including their principal occupation, business experience, and qualifications, are set out below.

Patrick Aebischer 68 Years Old   Director since 2016

President Emeritus, Swiss Federal Institute of Technology (EPFL) Swiss national	*Patrick Aebischer* is the former President of the École Polytechnique Fédérale de Lausanne (EPFL), a position to which he was nominated by the Swiss Federal Council and that he held from March 2000 through December 2016. Dr. Aebischer was also a Professor in Neurosciences at the EPFL and Director of the Neurodegenerative Disease Laboratory at the Brain Mind Institute, EPFL from 2000 to May 2017. Prior to these positions, he was a Professor and Director of the Surgical Research Division and Gene Therapy Center at the University Hospital of Lausanne, Chairman of the Section of Artificial Organs, Biomaterials and Cellular Technology of the Division of Biology and Medicine at Brown University, and held other positions in medical sciences at Brown University. Dr. Aebischer is also the founder of four biotech companies. He currently serves on the Board of Nestlé S.A., a leading nutrition, health and wellness company, and as Vice-Chairman of PolyPeptide Group AG, a global leader in peptide manufacturing and development. He also serves as Chairman of the Novartis Venture Fund, a venture fund investing in innovative life science companies, as a Senior Partner of ND Capital, a venture fund investing in disruptive technologies, and on the Boards of the Claude Nobs Foundation, Fondation Defitech, Fondation Swiss Polar (Chairman), Geneva Science & Diplomacy Anticipator Foundation (Vice-Chairman), Fondation du Domaine de Villette, Fondation ArtTech (Chairman) and Verbier Festival Foundation. Dr. Aebischer holds a M.D. from the University of Geneva and University of Fribourg, Switzerland, and four Honorary Doctorate degrees.

Dr. Aebischer brings senior leadership, governance, innovation and technology expertise, a global world view and strategic experience to the Board from his role as the President of the EPFL, his experience founding technology companies, and as a member of the senior leadership of leading Swiss companies.

Dr. Aebischer currently serves on the Nominating and Governance Committee. The Board of Directors has determined that he is an independent Director.

Wendy Becker 57 Years Old   Director since 2017

Chairperson, Logitech International S.A. and Former Chief Executive Officer of Jack Wills Limited British, U.S. and Italian national	*Wendy Becker* has served as Chairperson of the Logitech Board of Directors since September 2019. Ms. Becker is the former Chief Executive Officer of Jack Wills Limited, a British-based manufacturer and retailer of brand name clothing, a position she held from October 2013 to September 2015. She was the Chief Operating Officer of Jack Wills from August 2012 to October 2013. Ms. Becker served as Group Chief Marketing Officer of Vodafone Group Plc, a global telecommunications company, from September 2009 to January 2011. Prior to Vodafone, she served as the Managing Director of TalkTalk Residential, a subsidiary of the Carphone Warehouse Group plc, a provider of fixed line broadband, voice telephony, mobile and television services, a Partner responsible for the United Kingdom consumer practice at McKinsey & Company, an international management consulting firm, and in various marketing and brand roles at The Procter & Gamble Company. Ms. Becker currently serves as a non-executive Director of the Sony Corporation, a global conglomerate across a number of media, technology and other industries, and of Oxford Nanopore Technologies plc, a developer and seller of nanopore sequencing technology and products. She is the Chair of the British Heart Foundation and serves as a member of the governing body of the University of Oxford and related subsidiaries, and is a trustee of the Sainsbury Wellcome Centre. Ms. Becker holds a BA degree in Economics from Dartmouth College and an MBA from Stanford University's Graduate School of Business.

Ms. Becker brings senior leadership, governance, strategic, consumer brand marketing, telecom and design experience to the Board from her positions at Jack Wills, Vodafone, McKinsey and TalkTalk as well as her board and trustee positions.

Ms. Becker currently is Chairperson of the Board and Chairperson of the Nominating and Governance Committee. The Board of Directors has determined that she is an independent Director.

Edouard Bugnion 53 Years Old   Director since 2015

Professor, School of Computer and Communication Sciences, EPFL
Swiss national

Edouard Bugnion is a Professor in the School of Computer and Communication Sciences at the École Polytechnique Fédérale de Lausanne (EPFL) and also served as the Vice President for Information Systems at the EPFL from January 2017 to December 2020. Prior to joining the EPFL in August 2012, Dr. Bugnion was a Founder and Chief Technology Officer of Nuova Systems, Inc., a developer of enterprise data center solutions, from October 2005 to May 2008. Nuova Systems was funded by and acquired by Cisco Systems, Inc., a worldwide leader in Internet Protocol-based networking products and services. He joined Cisco as a Vice President and Chief Technology Officer of Cisco's Server Access and Virtualization Business Unit from May 2008 to June 2011. Prior to Nuova, Dr. Bugnion was a Founder of VMware, a leading provider of cloud and virtualization software and services, where he held many positions, including Chief Technology Officer, from 1998 to 2005. Dr. Bugnion currently serves on the Boards of InnoSuisse, a Swiss agency for innovation promotion (a position to which he was appointed by the Swiss Federal Council) and of the Fondation de l'Hermitage (a museum) and is a member of the Assembly of the International Committee of the Red Cross. Dr. Bugnion holds an Engineering *Diplom* from ETH Zürich, a Master's degree from Stanford University and a Ph.D. from Stanford University, all in Computer Science.

Dr. Bugnion's significant expertise in technology, software and cloud computing and cybersecurity, and his experience founding technology companies and as a member of the senior leadership of leading technology companies, provides the Board with technology and product strategy expertise as well as senior leadership.

Dr. Bugnion currently serves on the Compensation Committee and the Technology and Innovation Committee. The Board of Directors has determined that he is an independent Director.

Guy Gecht 58 Years Old   Director since 2019

Interim Chief Executive Officer of Logitech International S.A.
Israeli and U.S. national

Guy Gecht joined Logitech as a member of the Board of Directors in 2019 and became Interim Chief Executive Officer in June 2023. He co-founded and was the Co-CEO of E.Merge Technology Acquisition Corp. from its founding in June 2020 until its liquidation in September 2022. Prior to co-founding E.Merge in June 2020, Mr. Gecht was the Chief Executive Officer of Electronics for Imaging, Inc., a then publicly-traded company specializing in digital printing technology, a position he held from January 2000 to October 2018. He served at Electronics for Imaging as President from May 2012 to October 2018 and from July 1999 to January 2000, as Vice President and General Manager of Fiery products from January 1999 to July 1999, and as Director of Software Engineering from October 1995 to January 1999. Prior to joining Electronics for Imaging, Mr. Gecht was Director of Engineering at Interro Systems, Inc., a diagnostic technology company, from 1993 to 1995, Software Manager of ASP Computer Products, Inc., a networking company, from 1991 to 1993, and Chief Technology Officer for Apple Israel from 1990 to 1991. He serves on the Board of Check Point Software Technology Ltd., a multinational provider of software and combined hardware and software products for IT security. Mr. Gecht holds a BS in Computer Science and Mathematics from Ben Gurion University in Israel.

In addition to being the Interim Chief Executive Officer of the Company, Mr. Gecht brings senior leadership, governance as well as technology and cybersecurity expertise and strategy, M&A and international experience to the Board, having led the transformation and growth of Electronics for Imaging into a global leader in digital imaging.

Christopher Jones 54 Years Old   Director since 2022

Chief Product Officer, Amperity, Inc.

U.S. national

Christopher Jones is the Chief Product Officer at Amperity, Inc., a company providing an intelligent customer data platform that empowers global consumer brands. He has served in that position since June 2018. Prior to joining Amperity, Mr. Jones spent 27 years at Microsoft Corporation, a multinational technology corporation that produces computer software, consumer electronics, personal computers and related services, from 1991 to 2018, most recently as the Director, Healthcare NExT from October 2015 to May 2018. At Microsoft, he was also Corporate Vice President, OneDrive & SharePoint from 2014 to 2015, Corporate Vice President, Oulook.com, OneDrive and Windows Services from 2006 to 2014, Corporate Vice President, Windows from 2000 to 2006, Group Manager & Group Program Manager, Internet Explorer from 1995 to 2000, Technical Assistant from 1994 to 1995, and Group Program Manager, Microsoft Publisher from 1991 to 1994. Mr. Jones serves on the Board of RealNetworks, Inc., a provider of artificial intelligence and computer vision-based products and a pioneer in Internet streaming media delivery software and services. Mr. Jones holds a BS degree in Mathematical and Computational Sciences from Stanford University.

Mr. Jones brings significant expertise in technology, product development leadership and strategy, consumer and enterprise software and services, artificial intelligence and cybersecurity, as well as senior leadership and brand identification experience, to the Board from leading technology companies such as Amperity and Microsoft.

Mr. Jones currently serves on the Technology and Innovation Committee. The Board of Directors has determined that he is an independent director.

Marjorie Lao 49 Years Old   Director since 2018

Former Chief Financial Officer of the LEGO Group

Philippine national

Marjorie Lao is the former Chief Financial Officer of the LEGO Group, a privately held, family-owned company whose main activity is the development, production, marketing and sales of play materials, a position she held from February 2017 to March 2020. She previously served at the LEGO Group as the Senior Vice President, Finance from January 2014 to January 2017. Prior to joining the LEGO Group, Ms. Lao was the Vice President, Projects of Seadrill, a deepwater drilling contractor, from February 2013 to December 2013. She served as the Chief Financial Officer and Senior Vice President, Finance of Tandberg ASA, a key player in the videoconferencing industry, from November 2006 to April 2010 and the Vice President, Business Development and M&A from January 2006 to October 2006. Tandberg was acquired by Cisco Systems, Inc., a worldwide leader in Internet Protocol-based networking products and services, and Ms. Lao joined Cisco as the Senior Director, Finance and Senior Director, Strategy and Business Analytics from April 2010 to February 2012. She also served as an Associate and Engagement Manager of McKinsey & Company, an international management consulting firm, from 2002 to 2005 and a Finance Manager and Internal Controls Manager of The Procter & Gamble Company, a consumer brand company, from 1996 to 2000. Ms. Lao serves as Vice-Chairperson of the Board and chairs the Audit Committee of myTheresa.com, a fashion e-commerce company, as well as on the Board of GoTo Group, a digital ecosystem company in Indonesia. Until May 2023, she also served on the Board of Modern Times Group MTG AB, a digital entertainment company, but did not stand for re-election at its general shareholder meeting in May 2023. Ms. Lao holds a BSc degree in Business Administration and Accountancy from the University of the Philippines and an MBA from Harvard Business School. She was certified as a public accountant in the Philippines in 1996.

Ms. Lao has extensive finance expertise developed through her Chief Financial Officer and other leadership positions at companies in Europe, the United States and Asia. She brings to the Board an understanding of the videoconferencing and gaming industries and enterprise go-to-market strategies and senior leadership, governance, strategy, M&A and corporate responsibility experience from leading technology and brand and consumer marketing companies.

Ms. Lao currently serves on the Audit Committee. The Board of Directors has determined that she is an independent Director.

Kwok Wang Ng 56 Years Old   Director since 2022

Chief Executive Officer, SGS S.A.

Kwok Wang Ng is the Chief Executive Officer of SGS S.A., a testing, inspection and certification company, a position he has held since March 2015. He has held management roles at SGS since 1994, including Executive Vice President, Industrial Services from 2012 to 2015, Executive Vice President, Consumer Testing Services from 2005 to 2012, Regional Managing Director, SGS U.S. Testing North America from 2002 to 2005, Operations Manager, Consumer Testing Services from 1998 to 2002, Division Manager, Consumer Products, Standard Technical Services from 1996 to 1998. Mr. Ng started his career as a Quality Assurance Engineer at Sodeco S.A., a company specializing in metering and phone systems, from 1987 to 1989. Mr. Ng holds a BA degree in Economics and Econometrics from the University of Essex and a Diploma in Engineering from the Engineering School of Geneva.

As CEO of a globally operating Swiss listed company, and through his broad range of management roles in Europe, China and the U.S., Mr. Ng brings senior leadership, consumer product, operations, Swiss investor base and governance, and global experience to the Board.

Mr. Ng currently serves on the Compensation Committee. The Board of Directors has determined that he is an independent director.

Neela Montgomery 48 Years Old   Director since 2017

Board Partner, Greycroft

British national

Neela Montgomery is a Board Partner at Greycroft, a venture capital firm. Prior to assuming that role in January 2022, Ms. Montgomery was the President of CVS Pharmacy, the retail and pharmacy division of CVS Health, a global healthcare services company, where she was also an Executive Vice President, from November 2020 to January 2022, Ms. Montgomery was the Chief Executive Officer of Crate & Barrel Holdings, Inc., a global home furnishings retailer and leader in home ecommerce retailing and digital marketing, from August 2017 to August 2020. Ms. Montgomery was a Member of the Executive Board for Multichannel Retail at the Otto Group, GmbH, a globally operating retail and services group, from November 2014 to July 2017, overseeing all Group companies that operate in e-commerce and store-based retail as well as serving as Executive Chairwoman of Group operating companies including Crate & Barrel. Prior to joining the Otto Group, Ms. Montgomery was the UK General Merchandise Director on the UK Board of Tesco Plc, one of the world's largest retailers, from June 2012 to June 2014, supervising diverse areas such as Home, Electronics & Entertainment from a multichannel perspective. She served at Tesco since 2002, including as UK E-Commerce Director from March 2011 to December 2012 and as Chief Merchant for Tesco Malaysia from July 2007 to May 2011. Ms. Montgomery serves on the Board and Audit Committee of SquareSpace, Inc., which provides software as a service for website building and hosting. Ms. Montgomery studied English literature at Oxford University and holds an MBA from INSEAD having studied in France and Singapore. She is also a 2020 Henry Crown Fellow at the Aspen Institute.

Ms. Montgomery brings senior leadership, multichannel retail, e-commerce, brand oversight, home electronics and global experience to the Board from her positions in North America, EMEA and Asia Pacific at CVS Health, Crate & Barrel, the Otto Group and Tesco.

Ms. Montgomery currently serves on the Compensation Committee. The Board of Directors has determined that she is an independent Director.

Michael Polk 62 Years Old   Director since 2019

Advisory Director, Berkshire Partners LLC and Chief Executive Officer, Implus LLC

U.S. national

Michael Polk is an Advisory Director of Berkshire Partners LLC, a private equity firm, and the Chief Executive Officer of a Berkshire portfolio company, Implus LLC, a global leader in fitness accessories and devices. He has served in his current positions since February 2020. Prior to Berkshire Partners, Mr. Polk was the President and Chief Executive Officer of Newell Brands Inc., a multinational consumer goods company, from July 2011 to June 2019. From 2003 to 2011, Mr. Polk held a series of executive positions at Unilever, a Dutch-Anglo multinational consumer goods company, including President, Global Foods, Home & Personal Care from 2010 to 2011, President, Unilever Americas from 2007 to 2010, and President, Unilever USA from 2005 to 2007. From 2007 to 2011, Mr. Polk served as a member of the Unilever Global Executive Board reporting to the Group Chief Executive Officer. Prior to joining Unilever, Mr. Polk spent 16 years at Kraft Foods Inc., a consumer foods company, from 1987 to 2003. At Kraft Foods, Mr. Polk was a member of the Kraft Foods Management Committee and served in executive and management positions, including Group Vice President Kraft Foods North America and President, Nabisco Biscuit and Snacks from 2001 to 2003, Group Vice President Kraft Foods International and President, Asia Pacific Region from 1999 to 2001, and Executive Vice President and General Manager, Post Cereal Division from 1998 to 1999. Mr. Polk started his career at Procter & Gamble Company, a consumer brand company, where he spent three years in paper products manufacturing and R&D from 1982 to 1985. Mr. Polk serves on the Board and as Chairperson of the People & Organization Committee of Colgate-Palmolive Company, a worldwide consumer products company. He holds a BS degree in Operations Research and Industrial Engineering from Cornell University and an MBA from Harvard University.

Mr. Polk brings senior leadership, governance, global marketing, consumer innovation, brand and customer development, operations, M&A and international experience to the Board from his leadership and governance roles at consumer and brand-focused multi-national companies such as Implus, Newell Brands, Unilever, Kraft Foods and Colgate-Palmolive.

Mr. Polk currently is the Chairperson of the Compensation Committee and serves on the Nominating and Governance Committee. The Board of Directors has determined that he is an independent Director. Mr. Polk is not standing for re-election at the 2023 Annual General Meeting.

Deborah Thomas 59 Years Old   Director since 2020

Executive Vice President and Senior Advisor to CEO, Hasbro, Inc.

U.S. national

Deborah Thomas is an Executive Vice President and Senior Advisor to CEO of Hasbro, Inc., a global play and entertainment company. Prior to assuming the role in May 2023, Ms. Thomas served as Hasbro's Executive Vice President and Chief Financial Officer since March 2013. She previously served at Hasbro as a Senior Vice President and Chief Financial Officer from June 2009 to February 2013, Senior Vice President and Head of Corporate Finance from June 2008 to May 2009, Senior Vice President and Controller from May 2003 to May 2008, and Vice President and Assistant Controller from August 1998 to April 2003. Prior to joining Hasbro, Ms. Thomas held Assurance positions at KPMG Peat Marwick, LLP in the United States and in the United Kingdom from 1986 to 1998, most recently as a Senior Manager. She serves on the Board and as Treasurer of the Rhode Island Airport Corporation, which operates and maintains six airports. Ms. Thomas is also a Certified Public Accountant. She holds a BS degree from Providence College.

As the former Chief Financial Officer of a leading consumer products, entertainment and media company, and with significant finance and accounting expertise developed over several decades at a global conglomerate and a Big 4 international accounting firm, Ms. Thomas brings senior leadership, governance, finance (including U.S. GAAP), information technology, M&A, international and multi-category, multi-brand consumer product, gaming, media and services experience to the Board.

Ms. Thomas currently is the Chairperson of the Audit Committee. The Board of Directors has determined that she is an independent Director.

Sascha Zahnd 48 Years Old   Director since 2022

Former
Chairman, Valora
Holding AG
Swiss national

Sascha Zahnd is the former non-executive chairman and a member of the Audit Committee of Valora Holding AG, a position he held until October of 2022. Before this role Mr. Zahnd was the former Vice President, EMEA and Global Supply Chain of Tesla Inc., an automotive and clean energy company. At Tesla, Mr. Zahnd was the Vice President, EMEA from June 2019 to December 2020 and the Vice President, Global Supply Chain from May 2016 to May 2019. Prior to joining Tesla, Mr. Zahnd was the Vice President, Supply & Procurement at ETA S.A./The Swatch Group, a company designing and manufacturing watches and calibers for the watch industry, from 2010 to April 2016. From 2001 to 2010, Mr. Zahnd held a series of management positions at IKEA, a multinational conglomerate that designs and sells furniture, appliances and home accessories among other goods and home services, including Head of Supply Division Asia Pacific at IKEA Asia Pacific from 2006 to 2010, Sales Manager and Deputy to General Manager at IKEA Retail from 2005 to 2006, Leader Task Force, Supply Mexico, Turnaround at IKEA Trading (Purchasing), Mexico from 2003 to 2005, Project Leader, European Distribution Strategy at IKEA of Sweden in 2003, and Regional Logistic Manager at IKEA Distribution South Europe from 2001 to 2003. Mr. Zahnd serves on the Board and Audit Committee of myTheresa.com, a fashion e-commerce company. He also serves as President and a member of the Executive and Steering Committees of the Board of digitalswitzerland, an association and foundation of leading companies, organizations, academia and politics with the goal of establishing Switzerland as a leading global digital innovation hub. Mr. Zahnd holds an Executive MBA degree from IMD Business School in Lausanne and a BA degree in Business Administration from University of Applied Sciences in Basel.

Mr. Zahnd brings significant expertise in retail, production and supply chain, as well as senior leadership, Swiss investor and governance, and global experience, to the Board from his roles as part of Tesla's leadership team and in leading technology and retail companies in Europe, the U.S., Mexico and Asia/China.

Mr. Zahnd currently serves on the Audit Committee. The Board of Directors has determined that he is an independent director.

All members of the Board of Directors currently comply with the limitation on external mandates contemplated in Article 17bis of the Company's Articles of Incorporation.

Elections to the Board of Directors

Directors are elected at the Annual General Meeting of Shareholders, upon proposal of the Board of Directors. The proposals of the Board of Directors are made following recommendations of the Nominating and Governance Committee.

Shareholder Recommendations and Nominees

Under our Articles of Incorporation, one or more registered shareholders who together represent shares representing at least the lesser of (i) one percent of our issued share capital or (ii) an aggregate par value of one million Swiss francs may demand that an item be placed on the agenda of a meeting of shareholders, including a nominee for election to the Board of Directors. A request to place an item on the meeting agenda must be in writing, describe the proposal and be received by our Board of Directors at least 60 days prior to the date of the meeting. Demands by registered shareholders to place an item on the agenda of a meeting of shareholders should be sent to: Secretary to the Board of Directors, Logitech International S.A., EPFL - Quartier de l'Innovation, Daniel Borel Innovation Center, 1015 Lausanne, Switzerland, or c/o Logitech Inc., 3930 North First Street, San Jose, CA 95134, USA.

Under the Company's Articles of Incorporation only registered shareholders are recognized as shareholders of the Company. As a result, beneficial shareholders do not have a right to place an item on the agenda of a meeting, regardless of the number of shares they hold. For information on how beneficial shareholders may become registered shareholders, see "Questions and Answers about the Logitech 2023 Annual General Meeting - If I am not a registered shareholder, can I attend and vote at the meeting?"

If the agenda of a general meeting of shareholders includes an item calling for the election of directors, any registered shareholder may propose a candidate for election to the Board of Directors before or at the meeting.

The Nominating and Governance Committee does not have a policy on consideration of recommendations for candidates to the Board of Directors from registered shareholders.

The Nominating and Governance Committee considers it appropriate not to have a formal policy for consideration of such recommendations because the evaluation of potential members of the Board of Directors is by its nature a case-by-case process, depending on the composition of the Board at the time, the needs and status of the business of the Company, and the experience and qualification of the individual. Accordingly, the Nominating and Governance Committee would consider any such recommendations on a case-by-case basis in its discretion, and, if accepted for consideration, would evaluate any such properly submitted nominee in consideration of the membership criteria set forth under "Board Composition" below. Shareholder recommendations to the Board of Directors should be sent to the above address.

Board Composition

The Nominating and Governance Committee is responsible for reviewing and assessing with the Board the appropriate skills, experience, and background sought of Board members in the context of our business and the then-current membership on the Board. The Nominating and Governance Committee has not formally established any specific minimum qualifications that must be met by each candidate for the Board of Directors or specific attributes, qualities or skills that are necessary for one or more of the members of the Board of Directors to possess. However, we do not expect or intend that each director will have the same background, skills, and experience; we expect that Board members will have a diverse portfolio of backgrounds, skills, and experiences. One goal of this diversity is to assist the Board as a whole in its oversight and advice concerning our business and operations.

The review and assessment of Board candidates and the current Board composition by the Nominating and Governance Committee includes numerous diverse factors, such as: independence; senior leadership experience; corporate governance, including environmental, social and governance ("ESG"), experience; understanding of and experience in technology, finance, marketing, sales, sustainability and operations; international experience and geographic representation; age; gender and ethnic diversity; and LGBTQ+ identification.

The priorities and emphasis of the Nominating and Governance Committee and of the Board with regard to these factors change from time to time to take into account changes in Logitech's business and other trends, as well as the portfolio of skills and experience of current and prospective Board members.

Listed below are key skills and experience that we currently consider important for our directors to have in light of our current business and structure. We do not expect each director to possess every attribute. The directors' biographies note each director's relevant experience, qualifications, and skills relative to this list.

• *Senior Leadership Experience.* Directors who have served in senior leadership positions are important to Logitech because they bring experience and perspective in analyzing, shaping, and overseeing the execution of important operational and policy issues at a senior level.

• *Governance Experience.* Directors with corporate governance experience are important to Logitech because they enable the Board to exercise its general oversight with respect to corporate governance and ESG matters.

• *Financial Expertise.* Knowledge of financial markets and accounting and financial reporting processes is important because it assists our directors in understanding, advising, and overseeing Logitech's structure, financial reporting, and internal control of such activities.

• *Industry and Technical Expertise.* Because we develop and manufacture hardware and software products, ship them worldwide, and sell to major consumer electronics distributors and retailers as well as to enterprise customers, expertise in hardware and software, and experience in supply chain, manufacturing, sales and consumer products is useful in understanding the opportunities and challenges of our business and in providing insight and oversight of management.

• *Brand Marketing Expertise.* Because we are a consumer products company, directors who have brand marketing experience can provide expertise and guidance as we seek to maintain and expand brand and product awareness and a positive reputation.

• *Global Expertise.* Because we are a global organization with research and development, and sales and other offices in many countries, directors with global expertise, particularly in Europe, the U.S. and Asia, can provide a useful business and cultural perspective regarding many significant aspects of our business.

Identification and Evaluation of Nominees for Directors

Our Nominating and Governance Committee uses a variety of methods for identifying and evaluating nominees for director. Our Nominating and Governance Committee regularly assesses the appropriate size and composition of the Board of Directors, the needs of the Board of Directors and the respective Committees of the Board of Directors, and the qualifications of candidates in light of these needs. Candidates may be identified through search firms and also may come to the attention of the Nominating and Governance Committee through shareholders, management, or current members of the Board of Directors. The evaluation of these candidates may include information provided to the Committee, discussions with persons familiar with the candidate, an interview of the candidate or other actions the Committee deems appropriate, and typically includes the use of paid third parties to review candidates to ensure the nominees have appropriate qualifications and skills.

Board Diversity

In addition to the above, the review and assessment of Board candidates and the current Board composition by the Nominating and Governance Committee includes an assessment of diversity with respect to international experience, geographic representation, age, gender, ethnicity, as well as other qualities and attributes that contribute to the total mix of viewpoints and experience represented on the Board. In addition, Swiss law requires companies to report publicly, starting with respect to fiscal year 2026, on whether the underrepresented gender comprises at least 30% of a company's board of directors. We are providing this information herein in advance of the Swiss statutory deadline and in accordance with Nasdaq Listing Rule 5605(f). In our current 11-person Board, seven directors are men and four directors are women (i.e. 36% are female directors). Our director nominees include six men and four women. If all nominees are re-elected at the 2023 Annual General Meeting, our Board will be composed of 40% female directors. The nationalities of our director nominees include Swiss, American, British/U.K., Chinese, Italian, Israeli, and Filipino. Six of our director nominees reside in Europe and four reside in the United States.

The following chart summarizes certain self-identified personal characteristics of our current directors, in accordance with Nasdaq Listing Rule 5605(f). Each term used in the table has the meaning given to it in the rule and related instructions.

Board Diversity Matrix (As of June 13, 2023)*

Country of Principal Executive Offices:			Switzerland	
Foreign Private Issuer:			No	
Disclosure Prohibited under Home Country Law:			No	
Board Size:				
Total Number of Directors:			11	
	Female	Male	Non-Binary	Did not Disclose Gender
Gender Identity:				
Directors	4	7	—	—
Demographic Background:				
African American or Black	—	—	—	—
Alaskan Native of Native American	—	—	—	—
Asian	2	1	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	6	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—			
Did Not Disclose Demographic Background	3**			
Additional Information: Nationalities				
Swiss	4			
American	5			
British/U.K.	3			
Italian	1			
Israeli	1			
Filipino	1			
Chinese	1			

*The Logitech Board Diversity Matrix includes current directors.

** Number of directors who "Prefer not to answer" the LGBTQ+ question.

Terms of Office of Directors

Each director is elected individually by a separate vote of shareholders for a one-year term. 10 of our 11 current directors are being presented for re-election to the Board of Directors at the 2023 Annual General Meeting. Each director is eligible for re-election until his or her seventieth birthday. Directors may not seek reelection after they have reached 70 years of age or have served on the Board of Directors as a non-employee member for 12 years, unless the Board of Directors adopts a resolution to the contrary. A member of the Board who reaches 70 years of age or 12 years of service as a non-employee member of the Board of Directors during the term of his or her directorship may remain a director until the expiration of the term. A director's term of office as Chairperson coincides with his or her term of office as a director. A director may be re-elected as Chairperson, subject to the age and tenure limits mentioned above.

The year of appointment and remaining term of office as of March 31, 2023 for each director are as follows:

Name	Year First Appointed	Year Current Term Expires
Patrick Aebischer[1]	2016	2023 Annual General Meeting
Wendy Becker[1]	2017	2023 Annual General Meeting
Edouard Bugnion[1]	2015	2023 Annual General Meeting
Guy Gecht[2]	2019	2023 Annual General Meeting
Marjorie Lao[1]	2018	2023 Annual General Meeting
Neela Montgomery[1]	2017	2023 Annual General Meeting
Michael Polk[1][3]	2019	2023 Annual General Meeting
Deborah Thomas[1]	2020	2023 Annual General Meeting
Christopher Jones[1]	2022	2023 Annual General Meeting
Kwok Wang Ng[1]	2022	2023 Annual General Meeting
Sascha Zahnd[1]	2022	2023 Annual General Meeting

(1) Non-executive member of the Board of Directors.

(2) Executive member of the Board of Directors.

(3) Mr. Polk is not standing for re-election at the 2023 Annual General Meeting.

Board Responsibilities and Structure

The Board of Directors is responsible for supervising the management of the business and affairs of the Company. In addition to the non-transferable powers and duties of boards of directors under Swiss law, the Logitech Board of Directors also has the following responsibilities:

- the grant of signatory power to its members and the Company's officers;

- the approval of the budget submitted by the Chief Executive Officer;

- the approval of investments or acquisitions of more than USD 10 million in the aggregate not included in the approved budgets;

- the approval of any expenditure of more than USD 10 million not specifically identified in the approved budgets; and

- the approval of the sale or acquisition, including related borrowings, of the Company's real estate.

The Board of Directors has delegated the management of the Company to the Chief Executive Officer and the executive officers, except where Swiss law, the Company's Articles of Incorporation or Organizational Regulations (By-Laws) provide differently.

Board Leadership Structure

The Board has an Independent Chairperson in line with current Swiss and U.S. best governance practices. The Chairperson of the Board is elected by the shareholders on an annual basis, at the Annual General Meeting of Shareholders. The Secretary of the Board of Directors is typically appointed at the Board meeting coinciding with the Annual General Meeting of Shareholders. As of June 30, 2023, the Secretary is Samantha Harnett, the Company's Chief Legal Officer.

Role of the Chairperson and of the Chief Executive Officer

The Chairperson has responsibility for managing the Board, managing the relationship between the Board and the Chief Executive Officer and senior management of the Company, representing the Board and the Company with shareholders, the press and other external persons, establishing objectives for and evaluating the performance of the Chief Executive Officer, ensuring succession planning, and, together with the Chief Executive Officer, setting the values, ethics and culture of the Company. The Chairperson also assumes a leading role in mid- and long-term strategic planning and the selection of top-level management, and supports major transaction initiatives of Logitech.

The Chief Executive Officer manages the day-to-day operations of Logitech, with the support of the other executive officers. The Chief Executive Officer has, in particular, the following powers and duties:

- defining and implementing short and medium term strategies;

- preparing the budget, which must be approved by the Board of Directors;

- reviewing and certifying the Company's annual report;

- appointing, dismissing and promoting any employees of Logitech other than executive officers and the head of the internal audit function;

- taking immediate measures to protect the interests of the Company where a breach of duty is suspected from executive officers until the Board has decided on the matter;

- carrying out Board resolutions;

- reporting regularly to the Chairperson of the Board of Directors on the activities of the business;

- preparing supporting documents for resolutions that are to be passed by the Board of Directors; and

- deciding on issues brought to his attention by executive officers.

The detailed authorities and responsibilities of the Board of Directors, the Chief Executive Officer and the executive officers are set out in the Company's Articles of Incorporation and Organizational Regulations. Please refer to *http://ir.logitech.com* for copies of these documents.

Lead Independent Director

In the absence of an independent Chairperson of the Board, the responsibilities of the Lead Independent Director include chairing meetings of the non-executive directors and serving as the presiding director in performing such other functions as the Board may direct. The decision of whether to have, and the election of, a Lead Independent Director is determined by the independent members of the Board. The Board currently does not have a Lead Independent Director. With the re-election of an Independent Chairperson of the Board, it is expected that the Board will continue not to have someone in that role.

Means by Which the Board of Directors Supervises Executive Officers

The Board of Directors is regularly informed on developments and issues in Logitech's business, and monitors the activities and responsibilities of the executive officers in various ways.

- At each regular Board meeting the Chief Executive Officer reports to the Board of Directors on developments and important issues. The Chief Executive Officer also provides updates to the Board members regarding Logitech's business between the dates of regular Board meetings.

- The offices of Chairperson and Chief Executive Officer are generally separated, to help ensure balance between leadership of the Board and leadership of the day-to-day management of Logitech. The Chairperson and the Chief Executive Officer have regularly scheduled meetings to discuss Logitech's business.

- Executive officers and other members of senior management, at the invitation of the Board, attend portions of meetings of the Board and its Committees to report on the financial results of Logitech, its operations, performance and outlook, and on areas of the business within their responsibilities, as well as other business matters. For further information on participation by executive officers and other members of senior management in Board and Committee meetings please refer to "Board Committees" below.

- There are regular quarterly closed sessions of the non-executive, independent members of the Board of Directors, led by the independent Chairperson, where Logitech issues are discussed without the presence of executive or non-independent members of the Board or executive officers.

- The Board holds quarterly closed sessions, where all Board members meet without the presence of non-Board members, to discuss matters appropriate to such sessions, including organizational structure and the hiring and mandates of executive officers.

- There are regularly scheduled reviews at Board meetings of Logitech strategic and operational issues, including discussions of issues placed on the agenda by the non-executive members of the Board of Directors.

- The Board reviews and approves significant changes in Logitech's structure and organization, and is actively involved in significant transactions, including acquisitions, divestitures and major investments.

- All non-executive Board members have access, at their request, to all internal Logitech information.

- The head of the Internal Audit function reports to the Audit Committee.

The Board's Role in Risk Oversight

One of the Board's functions is oversight of risk management at Logitech. "Risk" is inherent in business, and the Board seeks to understand and advise on risk in conjunction with the activities of the Board and the Board's Committees.

The largest risk in any business typically is that the products and services it offers will not be met by customer demand, because of poor strategy, poor execution, lack of competitiveness, or some combination of these or other factors. The Board implements its risk oversight responsibilities, at the highest level, through regular reviews of the Company's business, product strategy and competitive position, and through management and organizational reviews, evaluations and succession planning.

Within the broad strategic framework established by the Board, management is responsible for: identifying risk and risk controls related to significant business activities; mapping the risks to company strategy; and developing programs and recommendations to determine the sufficiency of risk identification, the balance of potential risk to potential reward and the appropriate manner in which to control risk.

The Board's risk oversight role is implemented at the full Board level, and also in individual Board Committees. The full Board receives specific reports on enterprise risk management, in which the identification and control of risk are the primary topics of the discussion. Presentations and other information for the Board and Board Committees generally identify and discuss relevant risk and risk control; and the Board members assess and oversee the risks as a part of their review of the related business, financial, or other activity of the Company. The Compensation Committee oversees issues related to the design and risk controls of compensation programs. The Audit Committee oversees issues related to internal control over financial reporting and Logitech's risk tolerance in cash-management investments. The Technology and Innovation Committee oversees the Company's cybersecurity, information security and other technology risks, controls and procedures, including review of the Company's current threat landscape, strategy to mitigate cybersecurity, information security and other technology risks, and critical incident response plans. The Board's role in oversight does not have a direct impact on the Board's leadership structure, which is discussed above.

Board Oversight of Environmental, Social and Governance (ESG)

We believe that full board oversight is important to ensure that ESG is part of, and aligned with, our overall Company strategy. As a result, our Board oversees our ESG programs, with support at the committee level. Our ESG programs include, but are not limited to, sustainability, human rights and labor, privacy and security, human capital resources, including diversity and inclusion, and governance practices**.**

To support the Board in its oversight efforts, the Nominating and Governance Committee evaluates and advises on the Board's process and cadence for oversight of the Company's ESG strategy.

Board Meetings

The Chairperson sets the agenda for Board meetings, in coordination with the Chief Executive Officer. Any member of the Board of Directors may request that a meeting of the Board be convened. The directors receive materials in advance of Board meetings allowing them to prepare for the handling of the items on the agenda.

The Chairperson and Chief Executive Officer recommend executive officers or other members of senior management who, at the invitation of the Board, attend portions of each quarterly Board meeting to report on areas of the business within their responsibility. Infrequently, the Board may also receive reports from external consultants such as executive search or succession experts, financial advisors or outside legal experts to assist the Board on matters it is considering.

The Board typically holds a regularly scheduled Board meeting each quarter for a review and discussion of the Company, its strategy or both, which lasts a full day to a day-and-a-half and in which all directors participate in person except in special individual circumstances. In addition, the Chief Executive Officer and Chief Financial Officer provide a quarterly update to the Board prior to each earnings announcement. Additional meetings of the Board may be held by teleconference or videoconference and the duration of such meetings varies depending on the subject matters considered.

Emergency Resolutions

In case of emergency, the Chairperson of the Board may have the power to pass resolutions which would otherwise be the responsibility of the Board. Decisions by the Chairperson of the Board made in this manner are subject to ratification by the Board of Directors at its next meeting or by way of written consent. No such emergency resolutions were passed during fiscal year 2023.

Independent Director Sessions

The Board of Directors has adopted a policy of regularly scheduled sessions of Board meetings where the independent directors meet to consider matters without management or non-independent directors present. During fiscal year 2023, separate sessions of the independent directors were held at four separate meetings.

Board Effectiveness

Our Board of Directors and Board Committees perform annual self-assessments to evaluate their effectiveness in fulfilling their obligations.

Board Committees

The Board has standing Audit, Compensation, Nominating and Governance, and Technology and Innovation Committees to assist the Board in carrying out its duties. Each of the Board committees is composed entirely of directors that are independent in accordance with the published listing requirements of the Nasdaq Stock Market and Swiss corporate governance best practices guidelines. At each quarterly Board meeting, each applicable Board Committee reports to the full Board on the substance of the Committee's meetings, if any, during the quarter.

Each Committee has a written charter approved by the Board. The Chairperson of each Committee determines the Committee's meeting agenda. The Board Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting. The Charters of each Board Committee are available on Logitech's Investor Relations website at *http://ir.logitech.com*. Each of the Audit, Compensation and Nominating and Governance Committees has the authority to engage outside experts, advisors and counsel to the extent it considers appropriate to assist the Committee in its work. The members of the Committees are identified in the following table:

Director	Audit	Compensation	Nominating and Governance	Technology and Innovation
Patrick Aebischer			X	
Wendy Becker			Chairperson	
Edouard Bugnion[1]		X		X
Guy Gecht				
Marjorie Lao [2]	X			
Neela Montgomery			X	
Michael Polk[3]		Chairperson	X	
Deborah Thomas[4]	Chairperson			
Christopher Jones[5]				X
Kwok Wang Ng[6]		X		
Sascha Zahnd	X			

(1) Following the 2023 Annual General Meeting, Mr. Bugnion will no longer be a member of the Compensation Committee and the Board has appointed Mr. Bugnion Interim Chairperson of the Technology and Innovation Committee, contingent on the election to the Board at the 2023 Annual General Meeting.

(2) The Board has appointed Ms. Lao to the Technology and Innovation Committee effective as of the 2023 Annual General Meeting, contingent on the election to the Board at the 2023 Annual General Meeting.

(3) Mr. Polk is not standing for re-election at and will no longer be the Chairperson of the Compensation Committee and a member of the Nominating and Governance Committee following the 2023 Annual General Meeting.

(4) The Board has nominated Ms. Thomas to be appointed to the Compensation Committee at the 2023 Annual General Meeting, contingent on the election to the Board at the 2023 Annual General Meeting.

(5) The Board has appointed Mr. Jones to the Nominating and Governance Committee effective as of the 2023 Annual General Meeting, contingent on the election to the Board at the 2023 Annual General Meeting.

(6) The Board has appointed Mr. Ng Chairperson of the Compensation Committee as of the 2023 Annual General Meeting, contingent on the election to the Board and the Compensation Committee at the 2023 Annual General Meeting.

Attendance at Board, Committee and Annual Shareholders' Meetings

In fiscal year 2023 the Board met six times, five of which were regularly scheduled meetings. In addition, the Audit Committee met nine times, the Compensation Committee met six times, the Nominating and Governance Committee met four times, and the Technology and Innovation Committee met three times. In addition to its meetings, the Board took three actions for approval by written consent during fiscal year 2023. We expect each director to attend each meeting of the Board and the Committees on which he or she serves, and also expect them to attend the Annual General Meeting of shareholders. All of the incumbent directors attended at least 75% of the meetings of the Board and the Committees on which he or she served. 90% of the incumbent directors attended the 2022 Annual General Meeting. Detailed attendance information for Board and Board Committee meetings during fiscal year 2023 is as follows:

	Board of Directors	Audit Committee	Compensation Committee	Nominating and Governance Committee	Technology and Innovation Committee
# of meetings held	*6*	*9*	*6*	*4*	*3*
Patrick Aebischer[1]	6			4	1
Wendy Becker	6			4	
Edouard Bugnion	6		6		3
Riet Cadonau[2]	3		3		
Bracken Darrell[6]	6				
Guy Gecht[7]	6	8			3
Neil Hunt[2]	3		4		1
Marjorie Lao	6	9			
Neela Montgomery	5		6		
Michael Polk	6		6	4	
Deborah Thomas	5	8			
Christopher Jones[3]	4				2
Kwok Wang Ng[4]	4		3		
Sascha Zahnd[5]	4	4			

(1) Mr. Aebischer moved off the Technology and Innovation Committee at the 2022 Annual General Meeting as of September 14, 2022. He attended one of the three Technology and Innovation Committee meetings that were held prior to the 2022 Annual General Meeting.

(2) Messrs. Cadonau and Hunt did not stand for re-election to the Board at the 2022 Annual General Meeting on September 14, 2022. Mr. Cadonau attended all three of the Board meetings and three of the six Compensation Committee meetings that were held prior to the 2022 Annual General Meeting (noting that a portion of the September 2022 Board meeting was held prior to the 2022 Annual General Meeting). Mr. Hunt attended all three of the Board meetings, four of the six Compensation Committee meetings and one of the three Technology and Innovation Committee meetings that were held prior to the 2022 Annual General Meeting (noting that a portion of the September 2022 Board meeting was held prior to the 2022 Annual General Meeting).

(3) Mr. Jones was elected as a director at the 2022 Annual General Meeting and attended all four Board meetings held after its date. He joined the Technology and Innovation Committee as of the 2022 Annual General Meeting and attended both of the Technology and Innovation Committee meetings that were held after the 2022 Annual General Meeting.

(4) Mr. Ng was elected as a director at the 2022 Annual General Meeting and attended all four Board meetings held after its date. He also was elected to the Compensation Committee at the 2022 Annual General Meeting and attended all three of the Compensation Committee meetings that were held after the 2022 Annual General Meeting.

(5) *Mr. Zahnd was elected as a director at the 2022 Annual General Meeting and attended all four Board meetings held after its date. He joined the Audit Committee as of the 2022 Annual General Meeting and attended all four of the Audit Committee meetings that were held after the 2022 Annual General Meeting.*

(6) *Effective June 13, 2023, Mr. Darrell resigned as a member of the Board, President and Chief Executive Officer.*

(7) *Effective June 13, 2023, Mr. Gecht ceased to be a member of the Audit Committee and a member and Chairperson of the Technology and Innovation Committee of the Board in connection with his appointment as Interim Chief Executive Officer.*

Audit Committee

The Audit Committee is appointed by the Board to assist the Board in monitoring the Company's financial accounting, controls, planning and reporting. It is composed of only non-executive, independent Board members. Among its duties, the Audit Committee:

- reviews the adequacy of the Company's internal controls and disclosure controls and procedures;

- reviews the independence, fee arrangements, audit scope, and performance of the Company's independent auditors, and recommends the appointment or replacement of independent auditors to the Board of Directors;

- reviews and approves all non-audit work to be performed by the independent auditors;

- reviews the scope of Logitech's internal auditing and the adequacy of the organizational structure and qualifications of the internal auditing staff;

- oversees the Company's Code of Conduct and related compliance activities;

- reviews, before release, the quarterly results and interim financial data;

- reviews with management and the independent auditors the Company's major financial risk exposures and the steps management has taken to monitor and control those exposures, including the Company's guidelines and policies with respect to risk assessment and risk management; and

- reviews, before release, the audited financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and recommends that the Board of Directors include the audited financial statements in the annual report made available to shareholders.

The Audit Committee currently consists of Ms. Thomas, Chairperson, Ms. Lao and Mr. Zahnd. The Board has determined that each member of the Audit Committee meets the independence requirements of the Nasdaq Stock Market listing standards and the applicable rules and regulations of the SEC. In addition, the Board has determined that Ms. Thomas and Ms. Lao are audit committee financial experts as defined by the applicable rules and regulations of the SEC.

The Audit Committee met nine times in fiscal year 2023. Five of the meetings were held by video and teleconference in advance of the regularly scheduled quarterly Board meetings, for approximately two-and-a-half to three-and-a-half hours, and four of the meetings were held by video and teleconference for approximately one hour preceding the Company's quarterly reports of financial results. The Committee received reports and presentations before the meetings in order to allow them time to prepare adequately. At the Committee's invitation, the Company's Chief Financial Officer, Chief Accounting Officer, Head of Internal Audit, and Chief Legal Officer or Associate General Counsel attended each meeting, and representatives from the Company's auditors and independent registered public accounting firm, KPMG AG and KPMG LLP, respectively, also attended all nine of the meetings. Other members of the Board, including the Chairperson, and management, including the Chief Executive Officer, also participated in certain meetings. Six meetings also included a separate session with representatives of the auditors and independent registered public accounting firm, and four meetings included separate sessions with the Head of Internal Audit and with the Chief Financial Officer or other representatives of management.

Compensation Committee

The Compensation Committee reviews and approves, or recommends to the Board for approval, the compensation of executive officers and Board members and Logitech's compensation policies and programs, including share-based compensation programs and other incentive-based compensation. Within the guidelines established by the Board and the limits set forth in the Company's employee equity incentive plans, the Compensation Committee also has the authority to grant equity incentive awards to employees without further Board approval. The Committee is composed of only non-executive, independent Board members.

The Compensation Committee currently consists of Mr. Polk, Chairperson, Dr. Bugnion, Mr. Ng and Ms. Montgomery. Following the 2023 Annual General Meeting, Mr. Polk, who is not standing for re-election to the Board, and Mr. Bugnion will no longer be members of the Compensation Committee. The Board of Directors has nominated Ms. Thomas to be elected to the Compensation Committee at the 2023 Annual General Meeting and appointed Mr. Ng as its Chairperson. The Board of Directors has determined that each member of the Compensation Committee meets the independence requirements of the Nasdaq Stock Market listing standards.

The Compensation Committee met six times in fiscal year 2023. Three meetings were held by video and teleconference and one meeting in person in advance of the regularly scheduled quarterly Board meeting, for approximately one-and-a-half to three hours, and two meetings were held by video and teleconference for approximately one hour. The Compensation Committee received reports and presentations before the meetings in order to allow them time to prepare adequately. At the Compensation Committee's invitation, the Company's Head of People & Culture and Head of Total Rewards and the Compensation Committee's independent advisors from Compensia and PwC Switzerland attended each meeting. Other members of the Board also participated in certain meetings.

In addition to its meetings, the Compensation Committee took two actions for approval by written consent during fiscal year 2023.

Please refer to the Company's Compensation Report for fiscal year 2023 for further information on the Compensation Committee's criteria and process for evaluating executive compensation.

Nominating and Governance Committee

The Nominating and Governance Committee is composed of only non-executive, independent directors. Among its duties, the Nominating and Governance Committee:

- evaluates the composition and size of the Board of Directors and its Committees, determines future requirements and makes recommendations to the Board of Directors for approval;

- determines on an annual basis the desired Board qualifications and expertise and conducts searches for potential directors with these attributes;

- evaluates and makes recommendations of nominees for election to the Board of Directors, as Chairperson of the Board, and to the Compensation Committee;

- evaluates and makes recommendations to the Board concerning the appointment of directors to Board Committees and the selection of Board Committees Chairpersons;

- evaluates and makes recommendations to the Board concerning succession planning for the Company's Chairperson, Board Committee leaderships roles, Chief Executive Officer of the Company and key leadership roles;

- reviews developments relating to corporate governance and reviews and makes recommendations to the Board regarding changes to the Company's Corporate Governance Principles and other corporate governance-related documents as appropriate;

- evaluates and advises on the Board's process and cadence for oversight of the Company's ESG strategy;

- reviews directors' membership on the boards of directors or senior leadership of other companies or organizations, approves the Company Chief Executive Officer's and other Group Management Team members' service on the boards of directors or senior leadership of charitable or similar organizations, and evaluates and makes recommendations to the Board regarding their service on the boards of directors or senior leadership of other companies or legal entities; and

- considers any questions of actual or potential conflicts of interest of Board members and Group Management Team members.

The Nominating and Governance Committee typically retains an executive search firm to assist with the identification and evaluation of prospective Board nominees based on criteria established by the Committee. For information on the Nominating and Governance Committee's policies with respect to director nominations please see "Elections to the Board of Directors" above.

The Nominating and Governance Committee currently consists of Ms. Becker, Chairperson, Dr. Aebischer and Mr. Polk. Following the 2023 Annual General Meeting, Mr. Polk will no longer be a member of the Board and of the Nominating and Governance Committee. Effective as of the 2023 Annual General Meeting, the Board of Directors has appointed Mr. Jones to the Nominating and Governance Committee. The Board has determined that each member of the Nominating and Governance Committee meets the independence requirements of the Nasdaq Stock Market listing standards. Upon the Committee's recommendation of nominees for election to the Board of Directors, the nominees are presented to the full Board. Nominees are then selected by a majority of the independent members of the Board. The Nominating and Governance Committee met four times in fiscal year 2023. The meetings were held by video and teleconference and lasted approximately one hour to one-and-a-half hours.

Technology and Innovation Committee

The Technology and Innovation Committee is composed of at least two members. Among its duties, the Technology and Innovation Committee:

- reviews the Company's technology plans and strategies;

- monitors existing and future trends in technology related to the Company's business and advises the Board and the Company's senior technology management team with respect to such trends;

- reviews the Company's approaches to acquiring and maintaining the Company's technology position;

- meets with the Company's senior technology management team to review the Company's internal technology development and product innovation activities and provide input; and

- reviews the Company's cybersecurity, information security and other technology risks, controls and procedures.

The Technology and Innovation Committee currently consists of Dr. Bugnion and Mr. Jones, both of whom have advanced technical degrees and have been Chief Technology Officers at technology companies or have founded or managed technology companies. Effective as of the 2023 Annual General Meeting, the Board of Directors has appointed Mr. Bugnion as Interim Chairperson of the Technology and Innovation Committee and also has appointed Ms. Lao to the Technology and Innovation Committee. The Technology and Innovation Committee met three times in fiscal year 2023. The meetings were held by video and teleconference and lasted approximately one hour to two hours. The Committee received reports and presentations before the meetings in order to allow them time to prepare adequately. At the Committee's invitation, the Company's Chief Technology Officer as well as other members of the Board and management, including the Chief Executive Officer, also participated in certain meetings.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has been an officer or employee of Logitech. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Board of Directors.

Communications with the Board of Directors

Shareholders may contact the Board of Directors about bona fide issues or questions about Logitech by sending an email to *generalcounsel@logitech.com* or by writing the Corporate Secretary at the following address:


Logitech International S.A.
Attn: Corporate Secretary
EPFL - Quartier de l'Innovation
Daniel Borel Innovation Center
1015 Lausanne, Switzerland


All such shareholder communications will be forwarded to the appropriate member or members of the Board of Directors or, if none is specified, to the Chairperson of the Board of Directors.

Security Ownership

Security Ownership of Certain Beneficial Owners and Management as of June 30, 2023

In accordance with the proxy statement rules under U.S. securities laws, the following table shows the number of our shares beneficially owned as of June 30, 2023 by:

- each person or group known by Logitech, based on filings pursuant to Section 13(d) or (g) under the U.S. Securities Exchange Act of 1934 or notifications to the Company under applicable Swiss laws, to own beneficially more than 5% of our outstanding shares as of June 30, 2023;

- each director and each nominee for director;

- the persons named in the Summary Compensation Table in the Compensation Report (the "named executive officers"); and

- all directors and current executive officers as a group.

	Number of Shares Owned[2]	Shares that May be Acquired Within 60 Days[3]	Total Beneficial Ownership	Total as a Percentage of Shares Outstanding[4]
5% Shareholders:[1]				
BlackRock, Inc.[5]	9,641,170	—	9,641,170	6.1 %
Directors, not including the Interim CEO:				
Patrick Aebischer	12,395	—	12,395	*
Wendy Becker	18,854	—	18,854	*
Edouard Bugnion	37,670	—	37,670	*
Christopher Jones[6]	—	—	—	*
Marjorie Lao	9,563	—	9,563	*
Neela Montgomery	9,287	—	9,287	*
Kwok Wang Ng[6]	—	—	—	*
Michael Polk	10,783	—	10,783	*
Deborah Thomas	3,658	—	3,658	*
Sascha Zahnd[6]	—	—	—	*
Named Executive Officers:				
Guy Gecht[7]	7,093	—	7,093	*
Prakash Arunkundrum	65,806	54,923	120,729	*
Charles Boynton[8]	—	—	—	*
Bracken Darrell[7]	1,020,275	—	1,020,275	*
Samantha Harnett	710	4,117	4,827	*
Nate Olmstead[8]	62,115	12,462	74,577	*
Current Directors and Executive Officers as a Group (14)	175,819	59,040	234,859	*

* *Less than 1%*

(1) *Unless otherwise indicated, the address for each beneficial owner listed in this table is c/o Logitech International S.A., EPFL, Quartier de l'Innovation, Daniel Borel Innovation Center, 1015 Lausanne, Switzerland or c/o Logitech Inc., 3930 North First Street, San Jose, California 95134, USA.*

(2) *To Logitech's knowledge, except as otherwise noted in the footnotes to this table, each director and executive officer has sole voting and investment power over the shares reported as beneficially owned in accordance with SEC rules, subject to community property laws where applicable.*

(3) *Includes shares represented by vested, unexercised options as of June 30, 2023 and options, service-based restricted stock units and performance share units that are expected to vest within 60 days after June 30, 2023. These shares are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding the options or restricted stock units, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.*

(4) *Based on 158,623,085 shares outstanding on June 30, 2023 (173,106,620 shares issued less 14,483,535 treasury shares).*

(5) *The number of shares held by BlackRock, Inc. is based on the number of shares reported as beneficially owned by BlackRock, Inc. and its subsidiaries on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 7, 2023. BlackRock, Inc. has sole voting power over 8,868,452 shares and sole dispositive power over 9,641,170 shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.*

(6) *Christopher Jones, Kwok Wang Ng and Sascha Zahnd were first elected as directors of the Company at the Annual General Meeting on September 14, 2022.*

(7) *Bracken Darrell resigned as a member of the Board, President and Chief Executive Officer and Guy Gecht was appointed as Interim Chief Executive Officer, each effective June 13, 2023.*

(8) *Nate Olmstead resigned as Chief Financial Officer and Charles Boynton was appointed as Chief Financial Officer, each effective February 6, 2023.*

Share Ownership Guidelines

Members of the Board of Directors and executive officers and other officers who report directly to the Chief Executive Officer are subject to share ownership guidelines.

Each director is required to own Logitech shares with a market value equal to five times the annual Board retainer under guidelines adopted by the Board in June 2006, revised in June 2013 and June 2019 (effective as of September 4, 2019), and recently revised again in July 2020. Directors are required to achieve this ownership within five years of joining the Board, or, in the case of directors serving at the time the revised guidelines were adopted in 2019, within five years of the effective date of adoption of the guidelines. If a director has not met the ownership guideline by the end of the five-year period or is below the guideline at any time after the five-year period, one-half of the director's annual Board retainer will be paid in Logitech shares until the ownership guideline has been satisfied. After reaching the share ownership guideline and then falling below the guideline solely as a result of Logitech's stock price dropping, the director will have until the later of the original five-year period or up to two years from falling below the guideline to return to compliance with the guideline. The guidelines will be adjusted to reflect any capital adjustments, and will be reevaluated by the Board from time to time. As of June 30, 2023, each director had either satisfied these ownership guidelines or had time remaining to do so.

The Compensation Committee adopted share ownership guidelines for executive officers and other officers who report directly to the Chief Executive Officer or President effective September 2008, and most recently revised in June 2021. These guidelines now apply to executive officers and other officers who report directly to the Chief Executive Officer. These guidelines require:

• the Chief Executive Officer to hold a number of Logitech shares with a market value equal to five times his or her annual base salary;

• the Chief Financial Officer to hold a number of Logitech shares with a market value equal to three times his or her annual base salary;

• executive officers, other than the Chief Executive Officer and Chief Financial Officer, each to hold a number of Logitech shares with a market value equal to two times his or her respective annual base salary; and

- remaining officers who report directly to the Chief Executive Officer each to hold a number of Logitech shares with a market value equal to his or her respective annual base salary.

Each officer subject to the guidelines is required to achieve his or her applicable guideline within five years of being appointed to the position making him or her subject to the guideline, or, in the case of such officers serving at the time the guidelines were originally adopted, within five years of the effective date of adoption of the guidelines. The ownership guideline may be met only through owned shares. If the ownership guideline is not met within five years or if the officer is below the guideline at any time after the five-year period, the Chief Executive Officer must hold 100% of his or her after-tax shares resulting from equity incentive awards until the guideline is reached, and all other executive officers and Chief Executive Officer direct reports must hold at least 50% of the net shares resulting from equity incentive awards until the guideline is reached. In addition, if the ownership guideline is not met or if the officer is below the guideline at any time after the five-year period, the officer will have 50% of the after-tax value of any earned bonuses under the Leadership Team Bonus Program paid in fully vested Logitech shares. After reaching the share ownership guideline and then falling below the guideline solely as a result of Logitech's stock price dropping, the officer will have until the later of the original five-year period or up to two years from falling below the guideline to return to compliance with the guideline. The guidelines will be adjusted to reflect any capital adjustments, and will be re-evaluated by the Compensation Committee from time to time. As of June 30, 2023, all of the executive officers had either satisfied these ownership guidelines or had time remaining to do so.

Certain Relationships and Related Transactions

Our Policies

It is our policy that all employees must not engage in any activities which could conflict with Logitech's business interests, which could adversely affect its reputation or which could interfere with the fulfillment of the responsibilities of the employee's job, which at all times must be performed in the best interests of Logitech. In addition, Logitech employees may not use their position with Logitech, or Logitech's information or assets, for their personal gain or for the improper benefit of others. These policies are included in our Code of Conduct, which covers our directors, executive officers and other employees. If in a particular circumstance the Board concludes that there is or may be a perceived conflict of interest, the Board will instruct our Legal department to work with our relevant business units to determine if there is a conflict of interest. Any waivers to these conflict rules with regard to a director or executive officer require the prior approval of the Board, and any transaction that is a related party transaction under U.S. securities laws must be approved by the Audit Committee or another independent committee of the Board.

Nasdaq Rules and Swiss Best Corporate Governance Practices

Nasdaq rules defining "independent" director status also govern conflict of interest situations, as do Swiss best corporate governance principles published by economiesuisse, a leading Swiss business organization. As discussed above, the Board of Directors has determined that each of our directors and director nominees, other than Mr. Gecht, qualifies as "independent" in accordance with the Nasdaq rules. The Nasdaq rules include a series of objective tests that would not allow a director to be considered independent if the director has or has had certain employment, business or family relationships with the company. The Nasdaq independence definition also includes a requirement that the Board review the relations between each independent director and the company on a subjective basis. In accordance with that review, the Board has made a subjective determination as to each independent director that no relationships exist that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

SEC Rules

In addition to the Logitech and Nasdaq policies and rules described above, the SEC has specific disclosure requirements covering certain types of transactions involving Logitech and a director or executive officer or persons and entities affiliated with them.

During fiscal year 2023, Logitech did approximately USD 169,000 of business with SGS S.A. and its subsidiaries, primarily consisting of payments for standards testing and technical services. Mr. Kwok Wang Ng, the Chief Executive Officer of SGS S.A., is a member of the Board of Directors.

Other than SGS S.A., since April 1, 2022 we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed USD 120,000 and in which any current director, director nominee, executive officer, holder of more than 5% of our shares, or any member of the immediate family of any of the foregoing, had or will have a direct or indirect material interest.

We have entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreements require us to indemnify our directors and officers to the fullest extent permitted by Swiss and California law.

None of the following persons has been indebted to Logitech or its subsidiaries at any time since the beginning of fiscal year 2023: any of our directors or executive officers; any nominee for election as a director; any member of the immediate family of any of our directors, executive officers or nominees for director; any corporation or organization of which any of our directors, executive officers or nominees is an executive officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities (except trade debt entered into in the ordinary course of business); and any trust or other estate in which any of the directors, executive officers or nominees for director has a substantial beneficial interest or for which such person serves as a trustee or in a similar capacity.

Independent Auditors

Under Logitech's Articles of Incorporation, the shareholders elect or re-elect the Company's independent auditors each year at the Annual General Meeting.

Logitech's independent auditors for fiscal year 2023 were KPMG AG, Zurich, Switzerland. KPMG AG assumed its first audit mandate for Logitech in fiscal year 2015. They were elected by the shareholders as Logitech's auditors at the Annual General Meeting in December 2014 and re-elected at the Annual General Meetings in September 2015, September 2016, September 2017, September 2018, September 2019, September 2020, September 2021 and September 2022. For purposes of U.S. securities law reporting, KPMG LLP, San Francisco, California, served as the Company's independent registered public accounting firm for fiscal year 2023. Together, KPMG AG and KPMG LLP are referred to as "KPMG." As appointed by the Board, the Audit Committee is responsible for supervising the performance of the Company's independent auditors, and recommends the election or replacement of the independent auditors to the Board of Directors.

Representatives of KPMG were invited to attend all regular meetings of the Audit Committee. During fiscal year 2023, KPMG representatives attended all of the Audit Committee meetings. The Committee met separately six times with representatives of KPMG in closed sessions of Committee meetings.

On a quarterly basis, KPMG reports on the findings of their audit and/or review work including their audit of Logitech's internal control over financial reporting. These reports include their assessment of critical accounting policies and practices used, alternative treatments of financial information discussed with management, and other material written communication between KPMG and management. At each quarterly Board meeting, the Audit Committee reports to the full Board on the substance of the Committee meetings during the quarter. On an annual basis, the Audit Committee approves KPMG's audit plan and evaluates the performance of KPMG and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the independent auditors, subject to shareholder approval. The Audit Committee reviews the annual report provided by KPMG as to its independence.

Audit and Non-Audit Fees

The following table sets forth the aggregate fees billed to us for the audit and other services provided by KPMG during the fiscal years ended March 31, 2023 and 2022 (in thousands):

	2023	2022
Audit fees[1]	$ 4,002	$ 3,480
Audit-related fees[2]	—	70
Tax fees[3]	275	203
Other services [4]	100	—
Total	$ 4,377	$ 3,753

(1) *Audit fees. This category includes fees for the audit of our financial statements in our Annual Report on Form 10-K, fees for the audit of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, fees for the review of the interim condensed financial statements in our Quarterly Reports on Form 10-Q, fees for the audit of our consolidated financial statements in connection with the Swiss SIX filing, and fees for the services that are normally provided by KPMG in connection with statutory and regulatory filings or other engagements and accounting related to acquisitions.*

(2) *Audit-related fees. This category includes fees for the due diligence services for mergers and acquisitions.*

(3) *Tax fees. This category includes fees related to the 2022 and 2021 tax compliance and tax consulting services.*

(4) *Other services. This category includes fees related to environmental, social and governance (ESG) maturity assessment services in connection with future disclosure requirements.*

Pre-Approval Procedures and Policies

The Audit Committee pre-approves all audit and non-audit services provided by KPMG. This pre-approval must occur before the auditor is engaged. The Audit Committee pre-approves categories of non-audit services and a target fee associated with each category. Usage of KPMG fees against the target is presented to the Audit Committee at each quarterly meeting, with additional amounts requested as needed. Services that last longer than a year must be re-approved by the Audit Committee.

The Audit Committee can delegate the pre-approval ability to a single independent member of the Audit Committee. The delegate must communicate all services approved at the next scheduled Audit Committee meeting. The Audit Committee or its delegate can pre-approve types of services to be performed by KPMG with a set dollar limit per type of service. The Chief Accounting Officer is responsible for ensuring that the work performed is within the scope and dollar limit as approved by the Audit Committee. Management must report to the Audit Committee the status of each project or service provided by KPMG.

Report of the Audit Committee

The Audit Committee is responsible for overseeing Logitech's accounting and financial reporting processes and audits of Logitech's financial statements. The Audit Committee acts only in an oversight capacity and relies on the work and assurances of management, which has primary responsibility for Logitech's financial statements and reports, Logitech's internal auditors, as well as KPMG, Logitech's independent auditors, which is responsible for expressing an opinion on the conformity of Logitech's audited financial statements to U.S. generally accepted accounting principles and the effectiveness of Logitech's internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board.

The Board of Directors has adopted a written charter for the Audit Committee. A copy of the Charter can be found on our website at *http://ir.logitech.com*. To view the charter, select "Audit Committee Charter" under "Corporate Governance."

The Audit Committee has reviewed and discussed our audited financial statements for the fiscal year ended March 31, 2023, with our management. In addition, the Audit Committee has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board.

The Audit Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Logitech's Annual Report on Form 10-K for the fiscal year ended March 31, 2023.

Submitted by the Audit Committee of the Board

Deborah Thomas, Chairperson
Guy Gecht
Marjorie Lao
Sascha Zahnd

Delinquent Section 16(a) Reports

Section 16 of the Exchange Act requires Logitech's directors, executive officers and any persons who own more than 10% of Logitech's shares, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish Logitech with copies of all Section 16(a) forms that they file. As a matter of practice, our administrative staff assists our executive officers and directors in preparing initial ownership reports and reporting ownership changes, and typically files these reports on their behalf.

We believe that all Section 16(a) filing requirements were met in fiscal year 2023, with the exception noted below:

- A late Form 4 report was filed for Nate Olmstead on May 18, 2022 to report an exempt disposition to Logitech under rule 16b-3(e) on May 15, 2022.

Compensation Report for Fiscal Year 2023

This Compensation Report has been designed to comply with both the proxy statement disclosure rules under U.S. securities laws and Swiss regulations. For Swiss law purposes, this Report is supplemented by the Compensation Tables Audited Under Swiss Law prepared in compliance with the Swiss Ordinance Against Excessive Compensation in Listed Stock Corporations and Swiss corporate law. This Report is an integrated part of our Annual Report, Invitation, and Proxy Statement for our 2023 Annual General Meeting.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis is intended to assist our shareholders in understanding our executive compensation program by providing an overview of our executive compensation-related policies, practices, and decisions for fiscal year 2023. It also explains how we determined the material elements of compensation for our Chief Executive Officer ("CEO"), our Chief Financial Officer ("CFO"), and our other executive officers for fiscal year 2023, and who we refer to as our "Named Executive Officers." For fiscal year 2023, our Named Executive Officers were:

- Bracken Darrell, President and Chief Executive Officer;

- Charles Boynton, Chief Financial Officer;

- Prakash Arunkundrum, Chief Operating Officer; and

- Samantha Harnett, Chief Legal Officer;

- Nate Olmstead, former Chief Financial Officer;

Mr. Darrell resigned from his position as President and Chief Executive Officer as of June 13, 2023 and Mr. Gecht was appointed to serve as Interim Chief Executive Officer effective June 13, 2023. Mr. Olmstead resigned from his position as Chief Financial Officer, as of February 6, 2023. Mr. Boynton joined the company as Chief Financial Officer effective February 6, 2023.

Executive Summary

The Compensation Committee believes the design of our executive compensation program has met and will continue to meet our goal of providing our executives with market-competitive compensation packages that provide for above-market rewards when Logitech outperforms both our internal goals and the overall market, and limited rewards when Logitech's performance does not meet these objectives. Overall, our Compensation Committee has developed an executive compensation program that it trusts will provide an incentive to drive the Company's performance and reward both our shareholders and our executives.

Fiscal Year 2023 Business Highlights

Logitech had a challenging fiscal year 2023, partially due to exogenous factors, that we navigated by transforming and simplifying our company.

- External headwinds included adverse impacts of inflation and a strong dollar, and macroeconomic uncertainties in general, weaker consumer and enterprise spending and purchases taking place during more promotional periods.
- We took decisive action in reducing our operating expenses, which were down nearly $228 million in fiscal year 2023, while continuing to fund research and development.
- Our five-year cumulative total shareholder return for the period April 1, 2018 to March 31, 2023 outperformed the Russell 3000 Index and the SMI Expanded (the 50 companies with the highest capitalization in the Swiss equity market) for the same period. Our shareholder return over the last 5 years was 71% as compared to 51% for the Russell 3000 and 24% for the SMI Expanded

Please see the section entitled *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report for a more detailed discussion of our fiscal year 2023 financial results.



Executive Compensation Highlights

Enhancements to Our Compensation Program

In response to our shareholder engagement process (beginning with feedback we received in 2019 as discussed further below), we committed to move all executive officers' equity compensation to 100% PSUs. Due to the requirements and limitations of our Group Management Team Compensation Budget under our Articles of Incorporation and Swiss corporate law, we achieved that in fiscal year 2023.

In the interim we took the following actions:

- In fiscal year 2021, we shifted our CEO's equity compensation to 100% PSUs.
- In fiscal year 2022, we changed the vesting of the service-based restricted stock units ("RSUs") granted to our executive officers (other than the CEO who no longer received RSUs) to 3-year cliff vesting rather than the 4-year annual vesting used in awards granted in fiscal year 2021.
- Beginning in fiscal year 2023, we shifted the equity compensation of our remaining executive officers to 100% PSUs.

Commitment to ESG

Beginning in fiscal year 2022, and continuing through our current fiscal year 2024, we have incorporated an ESG scorecard that counts towards 10% of our annual incentive plan. The ESG scorecard is assessed as a composite based on five dimensions: net carbon reduction, carbon labeling, renewable electricity, design for sustainability principles, and external metric reporting. See *2023 Performance Results and Bonus Decisions* below for details of these five dimensions for fiscal year 2023.

Changes Undertaken Based on Shareholder Feedback

In connection with the design of our long-term incentive program the Compensation Committee incorporated feedback we received from our shareholders beginning in 2019, as described in the table below.

OUR RESPONSE TO SHAREHOLDER FEEDBACK

WHAT WE HEARD	OUR ACTIONS	WHY
Some of our shareholders indicated they prefer that our CEO's long-term incentive awards be performance-based.	Granted our CEO 100% PSUs since fiscal year 2021 and eliminated use of service-based RSUs for our CEO.	To further strengthen the alignment with shareholders' interests and the pay-for-performance connection.
Some of our shareholders indicated they are concerned with the use of service-based long-term incentive awards that vest in less than 3 years or without performance criteria.	Granted our CEO 100% PSUs since fiscal year 2021. Beginning in fiscal year 2023, all executive officers were granted 100% PSUs and the use of service-based RSUs in the annual grant was eliminated for all executive officers. As an interim measure in fiscal year 2022, we granted our executive officers (other than the CEO who did not receive service-based RSUs) 60% PSUs with the remaining 40% granted as service-based RSUs with 3-year cliff-vesting.	To align with our CEO and to further strengthen the alignment with shareholders' interests and the pay-for-performance connection.
Some of our shareholders indicated they prefer one-off or replacement awards to be granted with performance conditions.	As a general practice we do not grant one-off awards without performance conditions. However, we do consider one-off awards when we hire executives to replace forfeited equity from their prior employer as permitted under Swiss corporate law.	As a Swiss company, our compensation practices are in compliance with Swiss corporate law which allows replacement of forfeited compensation on a like-for-like value basis.
Some of our shareholders are concerned that the absolute level of compensation for our CEO is too high.	Each year the Compensation Committee engages compensation consultants to provide information and analysis on our compensation program and to assist them in assessing the levels of overall compensation and each element of compensation for our CEO and other executive officers.	While the compensation levels and pay mix may differ from Swiss standards, the compensation levels of our CEO and other executive officers are in line with the tech market in Silicon Valley, where we compete for executive talent, and with our compensation peer group.

Summary of Fiscal Year 2023 Compensation Actions

The incentives created by our executive compensation program are designed to drive strong performance and have contributed to our growth and shareholder value creation and demonstrate our commitment to pay-for-performance. Consistent with our strong performance and compensation philosophy, the Compensation Committee took the compensation actions for our executive officers for fiscal year 2023 described in the table below. The equity awards granted to our executive officers in fiscal year 2023 will vest only after satisfaction of performance conditions.

Named Executive Officer	FY 2023 Base Salary Increase from FY 2022	FY 2023 Annual Bonus as a Percentage of Target Bonus	FY 2021-2023 PSU Vesting Level	FY 2023 Annual PSU Awards (Grant Date Approved Value[1])
Bracken Darrell	—%	—%	198%	$7,500,000
Charles Boynton	n/a	13%	n/a	n/a
Prakash Arunkundrum	5%	25%	198%	$1,700,000
Samantha Harnett	11%	25%	198%	$1,700,000
Nate Olmstead	7%	13%	198%	$1,900,000

(1) *Reflects equity grant value approved by the Compensation Committee for each executive officer which may differ from the stock awards value reflected in the "Summary Compensation Table for Fiscal Year 2023" below. This Grant Date Approved Value was converted to a number of shares based on the accounting grant date fair value, rounded up to the nearest whole share, to determine the stock awards value.*

Emphasis on Performance-Based Compensation

The annual compensation of our executive officers varies from year to year based on our corporate financial and operational results and individual performance. Our executive compensation program emphasizes "variable" performance-based pay over "fixed" pay and seeks to balance short-term and long-term incentives as well as performance-based and service-based incentives.

In fiscal year 2023, the overwhelming majority (90%) of the target total direct compensation of our CEO consisted of performance-based pay, including cash eligible to be earned based on achievement of pre-established performance criteria under our annual bonus plan and performance-based equity awards granted as long-term incentives for which value is based on achievement of pre-established performance criteria. Fixed pay, primarily consisting of base salary, made up only 10% of our CEO's target total direct compensation in fiscal year 2023.

The following chart shows the percentages of target performance-based pay versus target "fixed" pay and the composition of long-term equity incentives awarded to our CEO for fiscal year 2023:


FY2023 CEO TARGET COMPENSATION MIX
Base Salary
Short Term Incentive
Long Term Equity Incentive- Performance Restricted Stock
Base 10%
STI 13%
90%
Performance based
PSU 77%
100% PSUs

This same philosophy was applied to our other executive officers. The following chart shows the percentages of target performance-based pay versus target "fixed" pay for fiscal year 2023:


FY2023 NEO TARGET COMPENSATION MIX
Base Salary
Short Term Incentive
Long Term Equity Incentive- Performance Restricted Stock
Base 18%
STI 15%
82%
Performance based
PSU 67%
100% PSUs

Executive Compensation Best Practices

We strive to maintain sound executive compensation policies and practices, including compensation-related corporate governance standards, consistent with our executive compensation philosophy. We have the following executive compensation policies and practices in place, including both those that we have implemented to drive performance and those that either prohibit or minimize behaviors that we do not believe serve our shareholders' long-term interests:

What We Do

✓ ***Compensation Committee Independence –*** Our Board of Directors maintains a Compensation Committee comprised solely of independent directors.

✓ ***Independent Compensation Committee Advisors –*** The Compensation Committee engages and retains its own independent advisors and reviews their independence annually.

✓ ***Annual Compensation Review –*** The Compensation Committee conducts an annual review of our executive compensation philosophy and strategy, including a review of the compensation peer group and other information used for comparative purposes.

✓ ***Compensation-Related Risk Assessment –*** The Compensation Committee conducts an annual evaluation of our compensation programs, policies, and practices, to ensure that they are designed to reflect an appropriate level of risk-taking but do not encourage our employees to take excessive or unnecessary risks that could have a material adverse impact on the Company.

✓ ***Emphasize Performance-based Incentive Compensation –*** The Compensation Committee designs our executive compensation program to use performance-based short-term and long-term incentive compensation awards to align the interests of our executive officers with the interests of our shareholders. Beginning in fiscal year 2023, all executive officers were granted 100% PSUs and the use of service-based RSUs in the annual equity grant was eliminated for all executive officers.

✓ ***Emphasize Long-Term Equity Compensation –*** The Compensation Committee uses equity awards to deliver long-term incentive compensation opportunities to our executive officers. These equity awards vest or may be earned over multi-year periods, which better serves our long-term value creation goals and retention objectives.

✓ ***Limited Executive Perquisites –*** We generally do not provide perquisites or other personal benefits to our executive officers. The executive officers participate in our health and welfare benefit programs on the same basis as all of our employees.

✓ ***Stock Ownership Policy –*** We maintain a stock ownership policy for our directors and executive officers which requires each of them to own a specified amount of our registered shares as a multiple of their base salary or annual board retainer.

✓ ***Compensation Recovery Policy –*** We have adopted a policy that provides for the recoupment of bonus and other incentive compensation and equity compensation from our executive officers resulting from fraud or intentional misconduct of an executive officer or if the executive officer knew of the fraud or misconduct. When the final Nasdaq listing standards with respect to no-fault compensation recovery as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") are effective, we will update our policy to reflect those rules.

✓ ***"Double-Trigger" Change of Control Arrangements in Equity Award Agreements –*** The post-employment equity compensation arrangements for our executive officers are based on a "double-trigger" arrangement that provides for acceleration of vesting of equity only in the event of (i) a change in control of the Company and (ii) a qualifying termination of employment. As noted below, we do not provide any cash payment related to termination of employment or change of control.

✓ ***Prohibition on Hedging and Pledging –*** Under our Insider Trading Policy, we prohibit our executive officers from hedging any Company securities owned by them and from pledging any Company securities owned by them as collateral for a loan.

✓ ***Succession Planning –*** Our Board of Directors reviews on an annual basis our succession strategies and plans for our most critical positions.

What We Do Not Do

✘ *No Severance or Change of Control Arrangements –* To comply with Swiss corporate law we have no severance or change of control arrangements (other than acceleration of vesting of equity awards as provided in our equity award agreements) for our executive officers.

✘ *No Special Retirement Programs –* Other than our Section 401(k) plan generally available to all employees in the U.S., we do not offer defined benefit or contribution retirement plans or arrangements for our executive officers.

✘ *No Tax "Gross-Ups" or Payments –* We do not provide any "gross-ups" or tax payments in connection with any compensation element for our executive officers, other than for our standard relocation benefits. This means we do not provide any excise tax "gross-up" or tax reimbursement in connection with any change of control payments or benefits.

✘ *No Unearned Dividends –* We do not pay dividends or dividend equivalents on unvested or unearned restricted stock unit or performance-based restricted stock unit awards.

✘ *No Stock Option Repricing –* We do not reprice options to purchase our registered shares without shareholder approval.

✘ *No Stock Option Awards –* We do not grant stock option awards to our executive officers.

Say-on-Pay

As required under the U.S. securities laws, Logitech provides our shareholders the ability to periodically cast advisory votes on executive compensation, as reflected in the proposals for our 2023 Annual General Meeting. We remain committed to providing clear and thorough disclosure on our executive compensation practices and actions, and our Compensation Committee will continue to carefully consider the voting results.

Beginning in 2015, in compliance with applicable Swiss regulations, we instituted annual binding shareholder votes on the maximum aggregate compensation amounts for our directors and for members of our Group Management Team consistent with the compensation structure that shareholders approved in amendments to our Articles of Incorporation at our 2014 Annual General Meeting.

At our 2021 Annual General Meeting, shareholders approved a maximum aggregate amount of compensation for the Group Management Team and for the Board of Directors. The total actual compensation amounts paid compared to the amounts approved were as follows:

	Period	Approved Maximum Aggregate Compensation	Actual Aggregate Compensation
Group Management Team [(1)]	Fiscal year 2023	$24,900,000	$16,378,148
Board of Directors	2021-2022 Board Year	CHF3,400,000	CHF3,234,554

(1) Approved maximum aggregate compensation amount based on four Group Management Team members.

At our 2022 Annual General Meeting, 83% of the votes cast on our annual Say-on-Pay proposal supported the compensation of our named executive officers, 83% approved the aggregate compensation of our Group Management Team for fiscal year 2024 and 98% approved the aggregate compensation for the Board of Directors for the 2022 to 2023 Board Year.

Shareholder Engagement

Logitech's relationship with its shareholders is a critical part of our company's success and we have a long tradition of transparency and responsiveness to shareholder perspectives. The Compensation Committee was mindful of shareholder support for our pay-for-performance compensation philosophy in maintaining our general compensation practices and setting fiscal year 2023 compensation for our executive officers. Our CEO and CFO regularly speak with our shareholders about the Company, our performance and strategy and communicate any feedback on our compensation plans back to the Compensation Committee. Our Chairperson of the Board, our Chairperson of the

Compensation Committee and other members of the Compensation Committee are also periodically involved in shareholder outreach and participated in such discussions in fiscal year 2022. The Compensation Committee considers this feedback when designing our compensation programs and making compensation decisions.

In response to investor feedback since 2019, we have:

▪ Continued to structure our compensation program to support a strong pay-for-performance alignment;

▪ Changed the mix of long-term equity awards for our CEO to 100% PSUs with three-year cliff vesting beginning with fiscal year 2021;

▪ Changed the mix of long-term equity awards for the rest of our executive officers to 100% PSUs with three-year cliff vesting beginning with fiscal year 2023;

▪ As an interim measure, changed the vesting of service-based RSUs granted to our executive officers in fiscal year 2022 (other than the CEO who did not receive service-based RSUs) to 3-year cliff vesting; and

▪ Added a strategic ESG component to our annual incentive plan in fiscal year 2022.

In fiscal year 2023 we reached out to our top 20 institutional shareholders, representing over one-third of our outstanding shares. Following the changes we instituted in the prior years following shareholder feedback, we did not receive further compensation topics to address.

We will continue to engage with our shareholders to gain valuable insights into the governance and compensation issues about which they care most and consider the results from this year's and future advisory and binding votes on executive compensation.

For more information regarding our annual Say-on-Pay proposal for fiscal year 2023 and our binding votes on aggregate compensation, see *Proposal 2 – Advisory Vote to Approve Executive Compensation, Proposal 11 – Approval of Compensation for the Board of Directors for the 2023 to 2024 Board Year and Proposal 12 – Approval of Compensation for the Group Management Team for Fiscal Year 2025*.

Compensation Philosophy and Guiding Principles

We have designed our executive compensation program to:

• Provide compensation sufficient to attract and retain the level of talent needed to create and manage an innovative, high-growth, global company in highly competitive and rapidly evolving markets;

• Support a performance-oriented culture;

• Place most of total compensation at risk based on the Company's performance, while maintaining controls over inappropriate risk-taking by factoring in both annual and long-term performance;

• Provide a balance between short-term and long-term objectives and results;

• Align executive compensation with shareholders' interests by tying a significant portion of compensation to increasing share value; and

• Reflect the executive's role and past performance through base salary and short-term cash incentives, and his or her potential for future contribution through long-term equity incentive awards.

However, while compensation is a central part of attracting, retaining, and motivating the best executives and employees, we believe it is not the sole or exclusive reason why exceptional executives or employees choose to join and stay at Logitech, or why they work hard to achieve results for our shareholders and other stakeholders. In this regard, both the Compensation Committee and management believe that providing a working environment and opportunities in which executives and employees can develop, express their individual potential, and make a difference are also a key part of Logitech's success in attracting, motivating, and retaining executives and employees.

The Compensation Committee periodically reviews and analyzes market trends and the prevalence of various compensation delivery vehicles and adjusts the design and operation of our executive compensation program from time to time as it deems necessary or appropriate. In designing and implementing the various elements of our executive compensation program, the Compensation Committee considers market and industry practices, as well as our compensation structure's tax efficiency and its impact on our financial condition. While the Compensation Committee considers all of these factors in its deliberations, it places no formal weighting on any one factor.

The Compensation Committee evaluates our compensation philosophy and program objectives on an annual basis or more frequently as circumstances require.

Compensation-Setting Process

Role of the Compensation Committee

The Compensation Committee, among its other responsibilities, establishes our overall compensation philosophy and reviews and approves our executive compensation program, including the specific compensation of our executive officers. The Compensation Committee has the authority to retain compensation consultants and other advisors, including legal counsel, to assist in carrying out its responsibilities. The Compensation Committee's authority, duties, and responsibilities are described in its charter, which is reviewed annually and updated as warranted. The charter is available on our Company website at *http://ir.logitech.com*.

While the Compensation Committee determines our overall compensation philosophy and approves the compensation of our executive officers, it considers the recommendations of its compensation consultants and other advisors, as well as our CEO, our CFO, our head of People & Culture, and our compensation department. The Compensation Committee makes all final decisions regarding executive compensation, including base salary levels, target annual cash bonus opportunities, actual cash bonus payments, and long-term incentives in the form of equity awards. The Compensation Committee meets on a regularly-scheduled basis and at other times as needed. The Compensation Committee periodically reviews compensation matters with our Board of Directors. The Chairperson of the Compensation Committee reports to the Board of Directors on the activities of the Compensation Committee at quarterly board meetings, and the minutes of the Compensation Committee meetings are available to the members of the Board of Directors.

Before the beginning of each fiscal year, the Compensation Committee reviews our executive compensation program to assess whether our compensation elements, actions, and decisions (i) are properly coordinated, (ii) are aligned with our vision, mission, values, and corporate goals, (iii) provide appropriate short-term and long-term incentives for our executive officers, (iv) achieve their intended purposes, and (v) are competitive with the compensation of executives in comparable positions at the companies with which we compete for executive talent. Following this assessment, the Compensation Committee makes any necessary or appropriate modifications to our existing plans and arrangements or adopts new plans or arrangements.

The Compensation Committee also conducts an annual review of our executive compensation strategy to ensure that it is appropriately aligned with our business strategy and achieving our desired objectives. Further, the Compensation Committee reviews market trends and changes in competitive compensation practices, as further described below.

The factors considered by the Compensation Committee in determining the compensation of our executive officers for fiscal year 2023 included:

• Each individual executive's performance and their contribution to a high-performing leadership team;

• Each individual executive's skills, experience, qualifications and marketability;

• The Company's performance against financial goals and objectives;

• The Company's performance relative to both industry competitors and its compensation peer group;

• The positioning of the amount of each executive's compensation in a ranking of peer compensation;

• The compensation practices of the Company's peer group;

• The alignment to shareholder interests;

• Balancing the compensation requirements and practices of a dual listed Swiss multinational technology company;

• Maintaining a diverse and inclusive environment that provides a competitive edge through varied insights; and

- The recommendations of our CEO (except with respect to his own compensation) as described below.

The Compensation Committee did not weigh these factors in any predetermined or formulaic manner in making its decisions. The members of the Compensation Committee considered this information in light of their individual experience, knowledge of the Company, knowledge of each executive officer, knowledge of the competitive market, and business judgment in making their decisions regarding executive compensation and our executive compensation program.

As part of this process, our Chairperson of the Board works closely with the Compensation Committee in determining the compensation of our CEO. The non-employee members of the Board of Directors evaluate the performance of our CEO each year and the Compensation Committee incorporates that evaluation in its decisions regarding their base salary adjustments, target annual cash bonus opportunities, actual cash bonus payments, and long-term incentives in the form of equity awards. None of our officers, including our CEO, is present during any of the decision making regarding his or her own compensation.

Role of our CEO

Our CEO works closely with the Compensation Committee in determining the compensation of our other executive officers. Typically, our CEO works with the Compensation Committee to recommend the structure of the annual bonus plan, to identify and develop corporate performance objectives for such plan, and to evaluate actual performance against the selected measures. Our CEO also works with the Compensation Committee to determine the appropriate form and performance goals for our equity compensation program.

At the beginning of each year, our CEO reviews the prior year's performance of our executive officers who report to him and then makes recommendations to the Compensation Committee for each element of compensation. Using his evaluation of each executive officer's performance and taking into consideration historical compensation awards to our executive officers and our corporate performance during the preceding year, these recommendations cover base salary adjustments, target annual cash bonus opportunities, actual bonus payments, and long-term incentives in the form of equity awards for each of our executive officers (other than himself) based on our results, the individual executive officer's contribution to these results, and the executive officer's performance toward achieving the executive officer's individual performance goals. The Compensation Committee then reviews these recommendations and makes decisions as to the target total direct compensation of each executive officer, as well as each individual compensation element.

While the Compensation Committee considers our CEO's recommendations, as well as the competitive market analysis prepared by its compensation consultants, these recommendations and market data serve as only two of several factors in making its decisions with respect to the compensation of our executive officers. Ultimately, the Compensation Committee applies its own business judgment and experience to determine the individual compensation elements and amount of each element for our executive officers. Moreover, no executive officer participates in the determination of the amounts or elements of his or her own compensation.

Role of Compensation Consultants

Pursuant to its charter, the Compensation Committee has the authority to engage its own compensation consultants and other advisors, including legal counsel, as it determines in its sole discretion, to assist in carrying out its responsibilities. The Compensation Committee makes all determinations regarding the engagement, fees, and services of these advisors, and any such advisor reports directly to the Compensation Committee. The Compensation Committee may replace its compensation consultants or hire additional advisors at any time.

In fiscal year 2023, pursuant to this authority, the Compensation Committee engaged Compensia, Inc., a U.S. compensation consulting firm, and PwC Switzerland (which acquired in fiscal year 2022 the Swiss compensation consulting firm that our Compensation Committee historically used). The Compensation Committee engages compensation consultants to provide information, analysis, and other assistance relating to our executive compensation program on an ongoing basis. The nature and scope of the services provided to the Compensation Committee by the independent compensation consultants in fiscal year 2023 were as follows:

- reviewed and recommended updates to the compensation peer group;

- provided advice with respect to compensation best practices and market trends for executive officers and members of our Board of Directors;

- conducted an analysis of the levels of overall compensation and each element of compensation for our executive officers;

- conducted an analysis of the levels of overall compensation and each element of compensation for the members of our Board of Directors;

- conducted a compensation risk assessment;

- assisted in our equity compensation strategy; and

- provided legislative updates and ad hoc advice and support on compensation matters throughout the year.

The independent compensation consultants attend Compensation Committee meetings regularly and as requested and also communicate with the Compensation Committee outside of meetings. The compensation consultants report to the Compensation Committee rather than to management, although they typically meet with members of management, including our CEO and members of our executive compensation staff, for purposes of understanding proposals that management may make to the Compensation Committee.

The Compensation Committee has assessed the independence of the compensation consultants taking into account, among other things, the six independence-related factors as set forth in Exchange Act Rule 10C-1 issued by the SEC under the Dodd–Frank Wall Street Reform and Consumer Protection Act and the enhanced independence standards and factors set forth in the applicable listing standards of the Nasdaq Stock Market, and has concluded that its relationship with each independent compensation consultant and the work of each of them on behalf of the Compensation Committee has not raised any conflict of interest. In addition to the services mentioned above, Compensia has not provided any other services to us and has not received compensation other than with respect to the services described above. PwC provided accounting consulting services to the Company and received total fees less than $120,000 for such additional services during our fiscal year 2023.

Compensation Peer Group

As part of its deliberations, the Compensation Committee considers competitive market data on executive compensation levels and practices and a related analysis of such data. This data is drawn from a select group of peer companies developed by the Compensation Committee, as well as compensation survey data.

For fiscal year 2023, at the direction of the Compensation Committee, Compensia evaluated the existing compensation peer group and used the criteria set forth in the following table to objectively identify companies for inclusion in the group:

Criteria	Rationale
Industry	We compete for talent with companies in the following industries: • Technology • Consumer Products
Financial Scope	Our executive officer compensation should be similar to senior managers at companies that have comparable financial characteristics including revenue and market capitalization.
Other Factors	As appropriate, we utilize additional refinement criteria (objective or subjective) such as revenue growth, profitability, valuation, headcount, or business model.
	U.S. publicly traded companies. Although we are a Swiss company, we compete for executive management talent with technology companies in the United States, and particularly in the high-technology area of Silicon Valley.

Based on these criteria, the Compensation Committee selected the following peer group of 20 publicly-traded companies, which it subsequently approved and then used as a reference when making compensation decisions with respect to setting compensation for fiscal year 2023:

Arista Networks	Juniper Networks	Sensata Technologies
Ciena	Keysight Technologies	Skyworks Solutions
Citrix Systems	NCR	Teradyne
Electronic Arts	NetApp	Trimble Navigation Limited
F5 Networks	Nuance Communications	Vertiv Holdings
Garmin Ltd.	Pure Storage	Zebra Technologies Corporation
Hubbell	Qorvo	

Cadence, Synopsys and Marvell Technology were removed from our peer group because they no longer fell within the selection criteria for market capitalization. FLIR Systems was removed because it was acquired. These companies were replaced by Hubbell, NCR, Sensata Technologies and Vertiv Holdings because they were better aligned with our selection criteria.

The following table sets forth the revenue and market capitalization of the fiscal year 2023 compensation peer group as of January 2022 as compared to the same data for Logitech:

(in millions)	Revenue	Market Capitalization
75th Percentile	$4,984	$25,128
50th Percentile	$4,527	$16,850
25th Percentile	$3,466	$10,945
Logitech	$5,787	$13,667
Percentile Rank	87%	41%

The table reflects available revenue information for four quarters as of January 28, 2022 and 30-day average market capitalization as of January 28, 2022, as provided by Compensia.

The market analysis provided by Compensia, and considered by the Compensation Committee in its review of our executive officers' compensation, compares Logitech to multiple sources of data: the compensation peer group described above and a broad custom survey of similarly sized technology companies. The broad technology survey data, which is necessary to provide market data where we do not have publicly disclosed information from our peers, consists of 60 companies that participated in the Radford Global Technology Survey with comparable revenue and market profile to the compensation peer group.

The Compensation Committee believes that information regarding the compensation practices at other companies is useful in at least two respects. First, the Compensation Committee recognizes that our compensation policies and practices must be competitive in the marketplace. Second, this information is useful in assessing the reasonableness and appropriateness of individual executive compensation elements and of our overall executive compensation packages. This information is only one of several factors (as described above) that the Compensation Committee considers, however, in making its decisions with respect to the compensation of our executive officers.

Compensation Elements

The three primary elements of our executive compensation programs are (1) base salary, (2) annual cash bonus opportunities, and (3) long-term incentives in the form of equity awards, as described below:

	Base Salary	**Annual cash bonuses**	**Long-term incentives/equity awards**
What this compensation element rewards	Individual performance, level of experience, and contributions.	Achievement of pre-established short-term corporate performance objectives, as well as management objectives and individual contributions.	Achievement of pre-established corporate performance objectives designed to enhance long-term shareholder value and attract, retain, motivate, and reward executive officers over extended periods for achieving important corporate objectives.
Purpose and Key Features of Element	Provides competitive level of fixed compensation determined by the market value of the position, with actual base salaries established based on the facts and circumstances of each executive officer and each individual position.	Performance levels are established to motivate our executive officers to achieve or exceed performance objectives. For fiscal year 2023, payouts for corporate performance objectives could range from 0% to 200%, depending on actual achievement.	Provide a variable "at risk" pay opportunity that aligns executive and shareholder interests through annual equity awards that vest or are earned over multiple years. Because the ultimate value of these equity awards is directly related to the market price of our registered shares, and the awards are only earned over an extended period of time subject to vesting, they serve to focus executives on the creation and maintenance of long-term shareholder value. Vesting requirements promote retention.
Form of Payment	Cash	Cash	Our CEO receives 100% PSUs with vesting following a three-year performance period. Beginning fiscal year 2023, all of our NEOs received 100% PSUs and received no service-based RSUs.
Performance Measures		45% Revenue (constant currency) 45% Non-GAAP Operating Income 10% ESG Scorecard	Primary Metric: three-year weighted average Revenue growth (constant currency) Modifier: three-year relative Total Shareholder Return ("TSR") versus Russell 3000 Gate: three-year cumulative Non-GAAP Operating Income

Each of these compensation elements is discussed in greater detail below, including a description of the particular element, how each element fits into our overall executive compensation program, and a discussion of the amounts of compensation paid to our executive officers in fiscal year 2023 under each of these elements. Our executive officers also participate in the standard employee benefit plans available to most of our employees.

Base Salary

We believe that a competitive base salary is a necessary element of our executive compensation program, so that we can attract and retain a stable management team. Base salaries for our executive officers are also intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for talent, as well as equitable across the executive team.

Generally, we establish the initial base salaries of our executive officers through arm's-length negotiation at the time we hire the individual executive officer, taking into account his or her position, qualifications, experience, competitive and market considerations, and the base salaries of our other executive officers.

Thereafter, the Compensation Committee reviews the base salaries of our executive officers annually and makes adjustments to base salaries as it determines to be necessary or appropriate.

In fiscal year 2023, the Compensation Committee reviewed the base salaries of our executive officers, taking into consideration a competitive market analysis performed by Compensia, the scope of each executive officer's role and contribution to performance, and the recommendations of our CEO (except with respect to his own base salary), as well as the other factors described above. Following this review, the Compensation Committee adjusted the salary of Messrs. Arunkundrum and Olmstead and Ms. Harnett to remain competitive with our peer group.

The base salaries of our executive officers for fiscal year 2023 were as follows:

Named Executive Officer	Fiscal Year 2023 Base Salary	Fiscal Year 2022 Base Salary	Percentage Adjustment
Bracken Darrell	$1,000,000	$1,000,000	—%
Charles Boynton	$600,000	n/a	n/a
Prakash Arunkundrum	$525,000	$500,000	5%
Samantha Harnett	$525,000	$475,000	11%
Nate Olmstead	$560,000	$525,000	7%

The base salaries of our executive officers during fiscal year 2023 are set forth in the "Summary Compensation Table for Fiscal Year 2023" below.

Annual Cash Bonuses

We use annual bonuses to motivate our executive officers to achieve our short-term financial and operational objectives while making progress towards our longer-term growth and other goals. Consistent with our executive compensation philosophy, these annual bonuses are intended to help us to deliver a competitive total compensation opportunity to our executive officers. Annual cash bonuses are entirely performance-based, are not guaranteed, and may vary materially from year-to-year.

Typically, the Compensation Committee establishes cash bonus opportunities pursuant to a formal cash bonus plan that measures and rewards our executive officers for our actual corporate and their individual performance over our fiscal year. The cash bonus plan is designed to pay above-target bonuses when we exceed our annual corporate objectives and below-target bonuses or no bonus when we do not achieve these objectives.

In fiscal year 2023, the Compensation Committee determined cash bonus opportunities for our executive officers pursuant to the cash bonus plan for fiscal year 2023 under the Logitech Management Performance Bonus Plan (the "Bonus Plan"). Under the Bonus Plan, the Compensation Committee had the authority to select the performance measures and related target levels applicable to the annual cash bonus opportunities for our executive officers.

For fiscal year 2023, the target annual cash bonus opportunities for each of our executive officers under the Bonus Plan, expressed as a percentage of his or her annual base salary, were as follows (with Mr. Boynton's actual opportunity pro-rated based on his length of service during the fiscal year):

Named Executive Officer	Annual Base Salary	Target Bonus Opportunity (as a percentage of base salary)	Target Bonus Opportunity ($)
Bracken Darrell	$1,000,000	125%	$1,250,000
Charles Boynton	$600,000	90%	$540,000
Prakash Arunkundrum	$525,000	80%	$420,000
Samantha Harnett	$525,000	80%	$420,000
Nate Olmstead	$560,000	80%	$448,000

In setting the amount of the target annual cash bonus opportunities, the Compensation Committee takes into account competitive market data, the individual's role and contribution to performance, as well as the other factors described above.

Corporate Performance Objectives

For purposes of the Bonus Plan, the Compensation Committee continued to use Revenue (constant currency) and Non-GAAP Operating Income as corporate performance measures for fiscal year 2023. The Compensation Committee believed these performance measures were appropriate for our business because they provided a balance between growing our business, generating revenue, managing our expenses, and increasing profitability, which it believes most directly influences long-term shareholder value. The Compensation Committee established target performance levels for each of these measures at levels that it believed to be challenging, but attainable, through the successful execution of our Board-approved annual operating plan.

Beginning in fiscal year 2022, we have incorporated an ESG scorecard that will be assessed as a composite based on five metrics: net carbon reduction, labeling the carbon footprint of our products, renewable electricity, design for sustainability principles, and external metric reporting.

For purposes of the Bonus Plan, the corporate performance measures and their weightings were to be calculated as follows:

45% REVENUE (CC)	Net Sales measured in "constant currency" (CC), which excludes the impact of currency exchange rate fluctuations. The target constant currency sales are calculated by translating sales in each local currency at the forecast exchange rate for that currency at the beginning of the performance period. The actual revenue in the performance period is translated in each local currency using the same forecast exchange rate to determine the performance achievement against the performance target. For additional information regarding "constant currency" sales, please refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report.
45% NON-GAAP OPERATING INCOME	GAAP Operating Income from continuing operations, excluding share-based compensation expense, amortization and impairment of intangible assets, purchase accounting effect on inventory, acquisition-related costs, change in fair value of contingent consideration for business acquisition, restructuring charges (credits), gain (loss) on investment, investigation and related expenses, pension curtailment losses (gains), non-GAAP income tax adjustment and other items.
10% ESG SCORECARD	A composite ESG metric based on five metrics: net carbon reduction, carbon labeling of our products, renewable electricity, design for sustainability principles, and external metric reporting.

For any bonus payment to be made under the fiscal year 2023 Bonus Plan, the threshold performance requirements had to be met for each of the corporate performance measures. For the financial metrics, in the event of actual performance between the threshold and target, and target and maximum performance levels, the payment amount was to be calculated ratably between each designated segment determined by straight-line interpolation. The ESG scorecard is assessed by the Compensation Committee against pre-determined standards for each item and a composite score is determined between 0% and 200%.

Individual Performance

In addition to the corporate performance objectives, the result earned under the corporate performance objectives can be adjusted up or down by 25 percentage points for our executive officers, other than our CEO, based on each executive officer's individual performance and other factors including diversity, equity and inclusion as reviewed and assessed by our CEO and determined by the Compensation Committee.

2023 Performance Results and Bonus Decisions

For fiscal year 2023, the Compensation Committee established the following threshold, target and maximum performance and payment levels for each of the corporate performance measures under the Bonus Plan and determined that our actual achievement with respect to the corporate financial objectives under the Bonus Plan was as follows:

Fiscal Year 2023 Annual Incentive Plan

Measure	Weight	Threshold	Target	Maximum	Actual
Revenue CC	45%	$5,040M	$5,570M	$5,836M	$4,718M
Performance Level		90%	100%	105%	85%
Payment Level		25%	100%	200%	0%
Non-GAAP Operating Income	45%	$757M	$865M	$973M	$594M
Performance Level		88%	100%	113%	69%
Payment Level		50%	100%	200%	0%
ESG Scorecard	10%	50%	100%	200%	133%
Overall Result					13%

The actual achievement under the Bonus Plan produced a funding percentage, based on the corporate performance measures, at a 13% level.

Based on its review of our overall corporate performance, and taking into account the CEO's recommendations with respect to individual performance for the executive officers, other than himself, the Compensation Committee approved bonus payments as follows for our executive officers for fiscal year 2023:

Named Executive Officer	Target Annual Cash Bonus Opportunity	Actual Annual Cash Bonus Payment	Percentage of Target Annual Cash Bonus Opportunity
Bracken Darrell	$1,250,000	$—	— %
Charles Boynton	$540,000	$10,386	13 %
Prakash Arunkundrum	$420,000	$105,000	25 %
Samantha Harnett	$420,000	$105,000	25 %
Nate Olmstead	$448,000	$58,240	13 %

The Compensation Committee determined that the bonus amounts reflected the decline in our results during fiscal year 2023 and the resilience of our performance against our ESG scorecard.

- Mr. Darrell opted to receive no bonus.

- Mr. Boynton's bonus of $10,386 reflected our corporate funding percentage of 13% and was a prorated amount based on his start date. The target cash bonus opportunity indicated is an annualized amount.

- Mr. Arunkundrum's bonus of $105,000 reflected his continued success in driving the Company's ESG priorities both in environmental sustainability and cost management.

- Ms. Harnett's bonus of $105,000 reflected her increasing levels of responsibility throughout the year including major projects in strategy and board meeting process improvements.

- Mr. Olmstead's bonus of $58,240 reflected the corporate funding percentage of 13%.

The annual cash bonuses paid to our executive officers for fiscal year 2023 are set forth in the "Summary Compensation Table for Fiscal Year 2023" below.

Long-Term Incentive Compensation

We use long-term incentive compensation in the form of equity awards to motivate our executive officers by providing them with the opportunity to build an equity interest in the Company and to share in the potential appreciation of the value of our registered shares. We use PSU awards that may be settled for our registered shares as the principal vehicle for delivering long-term incentive compensation opportunities to our executive officers. Fiscal year 2022 was the last year we granted service-based RSUs to our executive officers; our CEO has received 100% PSUs since fiscal year 2021.

The Compensation Committee views equity awards, whether the awards are subject to service-based vesting requirements or are to be earned based on the attainment of specific performance objectives, as inherently variable since the grant date fair value of these awards may not necessarily be indicative of their value when, and if, our registered shares underlying these awards are ever earned or vested. The Compensation Committee further believes these awards enable us to attract and retain key talent in our industry and align our executive officers' interests with the long-term interests of our shareholders. The Compensation Committee primarily uses PSUs and historically used service-based RSUs because they are less dilutive than stock options.

In fiscal year 2023, the Compensation Committee approved equity awards for our executive officers in recognition of our financial results and each executive officer's individual performance for fiscal year 2022 and expected future contributions. In determining the amount of each executive officer's equity award, the Compensation Committee took into consideration the factors described above. The Compensation Committee considers the dilutive effect of our long-term incentive compensation practices, and the overall impact that these equity awards, as well as awards to other employees, will have on shareholder value. The Compensation Committee also considered the existing equity holdings of each executive officer, including the current economic value of their unvested equity awards and the ability of these unvested holdings to satisfy our retention objectives.

The equity awards granted to our executive officers in fiscal year 2023 were as follows:

	Performance Share Units	
Named Executive Officer	**Number of Shares**	**Grant Date Approved Value[1]**
Bracken Darrell	102,390	$7,500,000
Charles Boynton	n/a	n/a
Prakash Arunkundrum	23,209	$1,700,000
Samantha Harnett	23,209	$1,700,000
Nate Olmstead	25,939	$1,900,000

(1) *Reflects equity grant value approved by the Compensation Committee for each executive officer which may differ from the stock awards value reflected in the "Summary Compensation Table for Fiscal Year 2023" below. This Grant Date Approved Value was converted to a number of shares based on the accounting grant date fair value, rounded up to the nearest whole share, to determine the stock awards value.*

The equity award granted to our CEO in fiscal year 2022 was composed of 100% PSUs and the equity awards for our other executive officers in fiscal year 2022 were composed of 60% PSUs and 40% service-based RSUs that may be settled for our registered shares. In fiscal year 2023, we shifted to 100% PSUs for all executive officers.

Performance-Based Units

The target number of PSU awards granted to our executive officers in fiscal year 2023 is determined at the beginning of a three-year performance period and the number of shares that will vest at the end of the three-year period will range from 0% to 200% of the target number of shares depending on our corporate performance, as measured by:

PRIMARY METRIC	MODIFIER	GATE
Three-year weighted average **Revenue growth** measured in constant currency.	Logitech's **relative TSR** rank against the Russell 3000 over the three-year performance period. • Reduces the vesting level if our TSR is below the median. • Enhances the vesting level if our TSR exceeds the median.	Requires achievement of a minimum level of cumulative **Non-GAAP Operating Income** over the three-year performance period for any award to vest.

The total number of shares that may vest at the end of the three-year period is capped at 200% of the target number of shares.

The Compensation Committee believes that measuring our performance with multiple metrics provides a more complete picture of our performance. The Compensation Committee believes the primary metric of weighted average Revenue growth (constant currency) will motivate top-line performance while the Non-GAAP Operating Income "gate" provides balance on bottom-line operational rigor. The modifying metric of relative TSR is well aligned to shareholders' interest as it focuses on relative share performance against other companies in the Russell 3000 index.

For purposes of the PSUs, relative TSR reflects (i) the aggregate change in the 30-day average closing price of Logitech shares against the companies in the Russell 3000 (the "TSR Peer Group"), and (ii) the value (if any) returned to shareholders in the form of dividends or similar distributions, assumed to be reinvested in shares when paid, each at the beginning and the end of a three-year performance period. The Compensation Committee changed the TSR Peer Group from the Nasdaq 100 to the Russell 3000 for grants made starting in fiscal year 2021 to provide a more appropriate broad-based index to compare Logitech performance against the whole market rather than a larger cap index like the Nasdaq 100 of which Logitech is not a member.

The vested percentage attributable to weighted average Revenue growth (constant currency) and a TSR Percentile Rank between Threshold and Target, or between Target and Maximum, is determined by straight-line interpolation.

PSUs Vesting in Fiscal Year 2023

The PSUs granted in June 2020 completed the three-year measurement period on March 31, 2023 and vested on May 15, 2023 at 198% of target.

Fiscal Years 2021-2023 PSUs (granted June 15, 2020 and vested May 15, 2023)

Measure	Threshold	Target	Maximum	Actual
Primary Metric:				
3-Year Weighted Average Revenue Growth (CC)	0%	5%	9%	**23.0%**
Vesting Level	0%	100%	200%	**200%**
Modifier:				
3-Year relative TSR vs Russell 3000 (percentile rank)	25th and below	50th	75th and above	**48th**
Modifier Factor on Vesting Level Achieved Under Primary Metric	-20%	No Adjustment	+20%	**-1%**
Gate:				
3-Year cumulative Non-GAAP Operating Income		$1,056M		**$2,765M**
Overall Result (capped at 200%)				**198%**

Our average stock price at the beginning of the period was $39.92 and our ending average stock price was $56.34 (assuming dividends were reinvested). Therefore, our TSR over the performance period from April 1, 2020 through March 31, 2023 was 41.1% and our stock performed at the 48th percentile relative to the companies in the Russell 3000, which resulted in a modifier of -1%.

Restricted Stock Unit Awards

The service-based RSU awards granted to our executive officers (other than our CEO) in fiscal year 2022 were subject to a service-based vesting requirement and have a three-year cliff vesting period (this means that all the shares subject to the RSU will vest at the end of the three-year vesting period), based on the continued service of the executive officer on the vesting date.

The equity awards granted to our executive officers in fiscal year 2023 are set forth in the "Summary Compensation Table for Fiscal Year 2023" and the "Grants of Plan-Based Awards Table for Fiscal Year 2023" below.

Welfare and Health Benefits

We maintain a tax-qualified retirement plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), for our employees in the U.S., including our executive officers, that provides them with an opportunity to save for retirement on a tax-advantaged basis. We intend for this plan to qualify under Sections 401(a) and 501(a) of the Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until distributed from the plan. In addition, all contributions are deductible by us when made.

All participants' interests in their deferrals are 100% vested when contributed under the plan. In fiscal year 2023, we made matching contributions into the Section 401(k) plan for our employees, including our executive officers. Under the plan, pre-tax contributions are allocated to each participant's individual account and then invested in selected investment alternatives according to the participants' directions.

In addition, we provide other benefits to our executive officers on the same basis as all of our full-time employees. These benefits include health, dental and vision benefits, health and dependent care flexible spending accounts, wellness programs, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. We provide vacation and other paid holidays to all employees, including our executive officers. We also offer our employees the opportunity to participate in the Logitech Employee Share Purchase Plans.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based on regular monitoring of applicable laws and practices, the competitive market and our employees' needs.

Deferred Compensation Plan

Eligible employees, including our executive officers based in the U.S., may also participate in the Logitech Inc. Deferred Compensation Plan, which are unfunded and unsecured plans that allow employees of Logitech Inc., the Logitech subsidiary in the United States, who earn more than a threshold amount the opportunity to defer U.S. taxes on up to 80% of their base salary and up to 90% of their bonus or commission compensation.

Under the plan, compensation may be deferred until termination of employment or other specified dates chosen by the participants, and deferred amounts are credited with earnings based on investment benchmarks chosen by the participants from a number of mutual funds selected by Logitech Inc.'s 401(k) and Deferred Compensation Committee. The earnings credited to the participants are intended to be funded solely by the plan investments. Logitech does not make contributions to this plan. Information regarding executive officer participation in the deferred compensation plans can be found in the "Non-Qualified Deferred Compensation Table for Fiscal Year 2023" below.

Because the executive officers do not receive preferential or above-market rates of return under the deferred compensation plan, earnings under the plan are not included in the "Summary Compensation Table for Fiscal Year 2023", but are included in the "Non-Qualified Deferred Compensation Table for Fiscal Year 2023" below.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, Logitech's executive officer benefit programs are substantially the same as for all other eligible employees. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Compensation Committee.

Employment Arrangements

We have extended written employment agreements or offer letters or both to each of our executive officers, including our CEO and our other executive officers. Each of these arrangements was approved on our behalf by our Board of Directors or the Compensation Committee, as applicable. We believe that these arrangements were appropriate to induce these individuals to forego other employment opportunities or leave their current employer for the uncertainty of a demanding position in a new and unfamiliar organization.

In filling these executive positions, our Board of Directors or the Compensation Committee, as applicable, was aware that it would be necessary to recruit or retain candidates with the requisite experience and skills to manage a growing business in a dynamic environment.

Accordingly, it recognized that it would need to develop competitive compensation packages to attract or retain qualified candidates in a highly competitive labor market. At the same time, our Board of Directors or the Compensation Committee, as applicable, was sensitive to the need to integrate new executive officers into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

Each of these employment arrangements provides for "at will" employment and sets forth the initial compensation arrangements for the executive officer, including an initial base salary, a target annual cash bonus opportunity, and, in some instances, a recommendation for an equity award.

Post-Employment Compensation

In 2015, to comply with applicable Swiss regulations, we eliminated all change of control and severance arrangements with our executive officers, including all members of our Group Management Team. However, the Company continues to provide "double trigger" change of control equity vesting acceleration arrangements in equity award agreements. Starting in 2015, the "double-trigger" acceleration of vesting in equity award agreements only applied to service-based vesting. Given the move over the past couple years to provide all of our executive officers with only performance-based equity awards, the fact that those equity awards represent approximately 80% or more of total compensation, and potential difficulty of translating performance metrics following a change of control, we recently provided for conversion of PSUs to service-based RSUs following a change of control and pro-rated acceleration of vesting of those converted awards upon a "double trigger" following the change of control.

The purpose of the Change of Control provisions in equity award agreements is to support retention in the event of a prospective change of control. The RSU and PSU award agreements for our executive officers generally provide for the acceleration of vesting of the service-based RSUs and PSUs subject to the award agreements if the executive officer is subject to an involuntary termination within 12 months after a change of control because his or her employment is terminated without cause or the executive resigns for good reason (a "double trigger").

In the event of a Change of Control:

- At the time of the change of control, prior to the involuntary termination, the PSU would be converted into service-based RSUs that would continue to vest for the duration of the original vesting period with the number of shares based on the attainment of actual performance as determined by the Compensation Committee.

In the event of an involuntary termination within 12 months after a change of control:

- The vesting of service-based RSUs originally subject to service-based vesting would accelerate in full.

- The vesting of converted PSUs would accelerate such that the executive officer would receive a prorated number of shares based on their length of service during the performance period.

To determine the level of acceleration of equity awards that may be provided in connection with a change of control, the Compensation Committee considered the requirements of applicable Swiss regulations the impact on shareholders, and market practices.

Logitech does not provide any payments to reimburse its executive officers for additional taxes incurred (also known as "gross-ups") in connection with a change of control.

For a summary of the post-employment compensation arrangements with our executive officers, see "Payments upon Termination or Change in Control" below.

Other Compensation Policies

Stock Ownership Policy

We believe that stock ownership by our directors and executive officers is important to link the risks and rewards inherent in stock ownership of these individuals and our shareholders. The Compensation Committee has adopted a stock ownership policy that requires our executive officers to own a minimum number of our registered shares. These mandatory ownership levels are intended to create a clear standard that ties a portion of these individuals' net worth to the performance of our stock price. The current ownership levels are as follows:

Named Executive Officer	Minimum Required Level of Stock Ownership
Chief Executive Officer	5x Base Salary
Chief Financial Officer	3x Base Salary
Other Executive Officers	2x Base Salary

Equity interests that count toward the satisfaction of the ownership guidelines include only shares owned outright by the executive officer. Newly hired or promoted executives have five years from the date of the commencement of their appointment to attain these ownership levels. If an executive officer does not meet the applicable ownership guideline by the end of the five-year period or is below the guideline at any time after the five-year period, the CEO must hold 100% of his or her after-tax shares resulting from equity incentive awards until the guideline is reached, and all other executive officers must hold at least 50% of the after-tax shares resulting from equity incentive awards until the guideline is reached. In addition, if an executive officer does not meet the applicable guideline by the end of the five-year period or is below the guideline at any time after the five-year period, the executive officer will have 50% of the after-tax value of any earned bonuses under the Leadership Team Bonus Program paid in fully vested Logitech shares. After reaching the stock ownership guideline and then falling below the guideline solely as a result of Logitech's stock price dropping, the executive officer will have until the later of the original five-year period or up to two years from falling below the guideline to return to compliance with the guideline. Our CEO and each of our other executive officers have either currently satisfied his or her required stock ownership level or have remaining time to achieve the required levels of ownership.

Additionally, we have instituted stock ownership guidelines for our non-employee directors. For information regarding these guidelines, see the section entitled "Security Ownership - Share Ownership Guidelines" above.

Compensation Recovery Policy

In June 2010, the Compensation Committee adopted a policy regarding the recovery of compensation paid to an executive officer or the principal accounting officer of the Company (a "clawback"). Under the terms of the policy we may recover bonus amounts, equity awards or other incentive compensation awarded or paid within the prior three years to a covered officer if the Compensation Committee determines the compensation was based on any performance goals that were met or exceeded as a result, in whole or in part, of the officer's fraud or misconduct, or the officer knew at the time of the existence of fraud or misconduct that resulted in performance goals being met or exceeded, and a lower amount would otherwise have been awarded or paid to the officer. In addition, under the policy Logitech may recover gains realized on the exercise of stock options or on the sale of vested shares by an executive officer or the principal accounting officer if, within three years after the date of the gains or sales, Logitech discloses the need for a significant financial restatement, other than a financial restatement solely because of revisions to U.S. GAAP, and the Compensation Committee determines that the officer's fraud or misconduct caused or partially caused the need for the restatement, or the covered officer knew at the time of the existence of fraud or misconduct that resulted in the need for such restatement.

In addition, our 2006 Stock Incentive Plan and our Management Performance Bonus Plan provide that awards under the plans are suspended or forfeited if the plan participant, whether or not an executive officer:

- has committed an act of embezzlement, fraud or breach of fiduciary duty;

- makes an unauthorized disclosure of any Logitech trade secret or confidential information; or

- induces any customer to breach a contract with Logitech.

Any decision to suspend or cause a forfeiture of any award held by an executive officer under the 2006 Stock Incentive Plan or the Management Performance Bonus Plan is subject to the approval of the Board of Directors. The Compensation Committee will amend the policy when necessary to comply with the Nasdaq listing standards adopted to comply with the final SEC rules regarding clawback policies required by the Dodd-Frank Act.

Equity Award Grant Practices

Determination of long-term equity incentive awards

The Compensation Committee is responsible for approving which executive officers should receive equity incentive awards, when the awards should be made, the vesting schedule, and the number of shares or other rights to be granted. Long-term equity incentive awards to executive officers may be granted only by the Compensation Committee or the full Board of Directors. The Compensation Committee regularly reports its activity, including approvals of grants, to the Board.

Timing of grants

Long-term equity incentive award grants to executive officers are typically and predominantly approved at regularly scheduled, predetermined meetings of the Compensation Committee. These meetings are generally scheduled at least 18 months in advance and take place before the regularly scheduled, predetermined meetings of the full Board. On limited occasions, grants may be approved at an interim meeting of the Compensation Committee or by written consent, for the purpose of approving the hiring and compensation package for newly hired or promoted executives or for other special circumstances.

In fiscal year 2023, grants were made to non-executive officer employees through written consents of the Compensation Committee or regularly scheduled monthly approval by the CEO pursuant to authority delegated to him by the Compensation Committee. We do not have any program, plan, or practice to select equity compensation grant dates in coordination with the release of material non-public information, nor do we time the release of information for the purpose of affecting value. We do not backdate options or grant options retroactively.

Derivatives Trading, Hedging, and Pledging Policies

We have adopted a policy prohibiting our employees, including our executive officers, and members of our Board of Directors from speculating in our equity securities, including the use of short sales, "sales against the box" or any equivalent transaction involving our equity securities. In addition, they may not engage in any other hedging transactions, such as "cashless" collars, forward sales, equity swaps and other similar or related arrangements, with respect to the securities that they hold. Finally, no employee, including an executive officer or member of our Board of Directors, may acquire, sell, or trade in any interest or position relating to the future price of our equity securities.

We also have adopted a policy prohibiting the pledging of our securities by our employees, including our executive officers, and members of our Board of Directors.

Tax and Accounting Considerations

Accounting and Tax Treatment of Executive Compensation

The accounting and tax treatment of the various elements of our executive compensation program are a relevant consideration in its design.

However, the Company and the Compensation Committee have placed a higher priority on structuring flexible compensation programs to promote the recruitment, retention, and performance of our officers than on maximizing tax deductibility. Section 162(m) of the Code, as amended (the "Tax Code"), places a limit of $1 million on the amount of compensation that Logitech may deduct in any one year with respect to certain executive officers. The Tax Cuts and Jobs Act (the "Tax Act") enacted on December 22, 2017, significantly modified Section 162(m) of the Tax Code. The Tax Act eliminated the "qualified performance-based compensation" exception to the deductibility limitation under Section 162(m) of the Code for tax years commencing after December 31, 2017. Regardless, we intend to maintain an approach to executive compensation that strongly links pay to performance.

In addition to considering the tax consequences, the Compensation Committee considers the accounting consequences, including the impact of the Financial Accounting Standard Board's Accounting Standards Codification Section 718, on its decisions in determining the forms of different equity awards.

Compensation Risks Assessment

The Compensation Committee conducts an annual review, with the assistance of Compensia, our compensation consultant, our head of People & Culture, and our compensation department, of Logitech's compensation programs to assess the risks associated with their design and associated risk controls. The Compensation Committee reviews in particular the following compensation plans and associated practices:

- Equity awards granted under the 2006 Stock Incentive Plan.

- Management Performance Bonus Plan.

- Employee Performance Bonus Plan.

- Sales Commission Plans.

- Change of Control Protections.

As in past years, based on its March 2023 review, the Compensation Committee has concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Report of the Compensation Committee

The Logitech Compensation Committee, which is composed solely of independent members of the Logitech Board of Directors, assists the Board in fulfilling its responsibilities with regard to compensation matters. The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this Compensation Report with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in Logitech's 2023 Invitation and Proxy Statement and Annual Report.

Compensation Committee

Michael Polk, Chairperson
Edouard Bugnion
Kwok Wang Ng
Neela Montgomery

Summary Compensation Table for Fiscal Year 2023

The following table provides information regarding the compensation and benefits earned during fiscal years 2023, 2022, and 2021 by our Named Executive Officers. For more information, please refer to the "Compensation Discussion and Analysis," as well as the "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-equity Incentive Plan Compensation ($)[2]	Changes in Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[3]	Total ($)
Bracken Darrell	FY23	1,038,462	—	7,500,068	—	—	—	14,554	8,553,084
President and Chief Executive Officer	FY22	999,231	—	7,633,104	—	1,850,000	—	14,855	10,497,190
	FY21	973,654	—	7,598,281	—	2,437,500	—	16,670	11,026,105
Charles Boynton[4]	FY23	92,308	—	—	—	10,386	—	3,078	105,772
Chief Financial Officer	FY22	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	FY21	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Prakash Arunkundrum	FY23	544,327	—	1,700,059	—	105,000	—	13,119	2,362,505
Chief Operating Officer	FY22	500,000	—	1,567,717	—	620,000	—	11,960	2,699,677
	FY21	497,981	—	1,563,304	—	800,000	—	12,063	2,873,348
Samantha Harnett	FY23	543,462	—	1,700,059	—	105,000	—	13,312	2,361,833
Chief Legal Officer	FY22	473,462	—	1,463,202	—	589,000	—	12,068	2,537,732
	FY21	318,750	—	1,065,150	—	552,500	—	5,957	1,942,357
Nate Olmstead[4]	FY23	580,327	—	1,900,032	—	58,240	—	12,886	2,551,485
former Chief Financial Officer	FY22	524,231	—	1,619,974	—	621,600	—	12,889	2,778,694
	FY21	498,788	75,000	1,615,371	—	800,000	—	12,063	3,001,222

(1) *These amounts do not represent the actual economic value realized by the named executive officer. Under SEC rules, the values reported in the "Stock Awards" column reflect the aggregate grant date fair value of stock awards granted to each of the listed officers in the fiscal years shown. The key assumptions and methodology of valuation of stock awards and stock options are presented in Note 4 to the Consolidated Financial Statements included in Logitech's Annual Report to Shareholders. No stock options were granted to our named executive officers during fiscal years 2021, 2022 or 2023.*

For FY23: The amount shown includes an aggregate grant date fair value of the shares issuable for PSUs granted in fiscal year 2023 at target achievement. Assuming the highest level of performance is achieved, the maximum possible value of the PSUs allocated in FY23, using the market value of our shares traded on Nasdaq Global Select Market on the next trading day after grant date of the PSUs, was: (a) in the case of Mr. Darrell, $14,283,405; (b) in the case of Mr. Olmstead, $3,618,491; (c) in the case of Mr. Arunkundrum, $3,237,656; and (d) in the case of Ms. Harnett, $3,237,656.

For FY22: The amount shown includes an aggregate grant date fair value of the shares issuable for PSUs granted in fiscal year 2022 at target achievement. Assuming the highest level of performance is achieved, the maximum possible value of the PSUs allocated in FY22, using the market value of our shares traded on Nasdaq Global Select Market on the grant date of the PSUs, was: (a) in the case of Mr. Darrell, $14,000,009; (b) in the case of Mr. Olmstead,$1,860,149; (c) in the case of Mr. Arunkundrum, $1,800,144; and (d) in the case of Ms. Harnett, $1,680,134.

For FY21: The amount shown includes an aggregate grant date fair value of the shares issuable for PSUs granted in fiscal year 2021 at target achievement. Assuming the highest level of performance is achieved, the maximum possible value of the PSUs allocated in FY21, using the market value of our shares traded on Nasdaq Global Select Market on the grant date of the PSUs, was: (a) in the case of Mr. Darrell, $13,500,023; (b) in the case of Mr. Olmstead, $1,550,055; and (c) in the case of Mr. Arunkundrum, $1,500,096.

(2) *Reflects amounts earned under the Logitech Management Performance Bonus Plan. This non-equity incentive plan compensation was earned during the applicable fiscal year but, for executive officers, was paid during the next fiscal year in accordance with the terms of the Logitech Management Performance Bonus Plan.*

(3) Details regarding the various amounts included in this column are provided in the following table entitled "All Other Compensation."

(4) Mr. Olmstead resigned from his position as Chief Financial Officer on February 6, 2023. Charles Boynton joined the Company as Chief Financial Officer on February 6, 2023.

All Other Compensation Table

Name	Year	401(k) ($)[1]	Group Term Life Insurance and LTD ($)	Other[2]	Total ($)
Bracken Darrell	FY23	10,304	4,250	—	14,554
	FY22	8,873	5,982	—	14,855
	FY21	8,896	7,774	—	16,670
Charles Boynton	FY23	2,631	447	—	3,078
	FY22	n/a	n/a	n/a	n/a
	FY21	n/a	n/a	n/a	n/a
Prakash Arunkundrum	FY23	9,734	3,385	—	13,119
	FY22	8,700	3,260	—	11,960
	FY21	8,939	3,124	—	12,063
Samantha Harnett	FY23	9,943	3,369	—	13,312
	FY22	8,988	3,080	—	12,068
	FY21	3,889	2,068	—	5,957
Nate Olmstead	FY23	9,352	3,534	—	12,886
	FY22	8,844	3,545	500	12,889
	FY21	8,985	3,078	—	12,063

(1) Represents 401(k) savings plan matching contributions, which are available to all of our regular employees who are on our U.S. payroll.

(2) Represents a wellness reimbursement, which is available to all of our regular employees globally.

Grants of Plan-Based Awards Table for Fiscal Year 2023

The following table sets forth certain information regarding grants of plan-based awards to each of our executive officers during fiscal year 2023. For more information, please refer to the "Compensation Discussion and Analysis."

| Name | Type | Date (MM/DD/YY) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards Number of Shares of Stock or Units (#) | Grant Date Fair Value (#) ($)[3] |
			Threshold ($)[1]	Target ($)[1]	Maximum ($)[1]	Actual $[2]	Threshold (#)	Target (#)	Maximum (#)		
Bracken Darrell	PSU	04/15/22	—	—	—	—	—	102,390	204,780	—	7,500,068
	FY23 Bonus	n/a	484,375	1,250,000	2,500,000	—	—	—	—	—	—
Charles Boynton	PSU	04/15/22	—	—	—	—	—	—	—	—	—
	FY23 Bonus	n/a	209,250	540,000	1,080,000	10,386	—	—	—	—	—
Prakash Arunkundrum	PSU	04/15/22	—	—	—	—	—	23,209	46,418	—	1,700,059
	FY23 Bonus	n/a	162,750	420,000	840,000	105,000	—	—	—	—	—
Samantha Harnett	PSU	04/15/22	—	—	—	—	—	23,209	46,418	—	1,700,059
	FY23 Bonus	n/a	162,750	420,000	840,000	105,000	—	—	—	—	—
Nate Olmstead	PSU	04/15/22	—	—	—	—	—	25,939	51,878	—	1,900,032
	FY23 Bonus	n/a	173,600	448,000	896,000	58,240	—	—	—	—	—

(1) The amounts in these columns reflect potential payouts with respect to each applicable performance period for the fiscal year 2023 bonus programs under the Bonus Plan described in "Compensation Discussion and Analysis" above. The target amount for Mr. Boynton is annualized and his actual bonus is prorated based on his hire date.

(2) The amounts in this column reflect actual payouts with respect to the applicable performance period for the fiscal year 2023 bonus program under the Bonus Plan. The actual payout amounts are reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table for Fiscal Year 2023" above.

(3) These amounts do not represent the actual economic value realized by the named executive officer. Amounts in this column represent the grant date fair value of PSUs calculated in accordance with Accounting Standards Codification (ASC) 718 but does not include any reduction for estimated forfeitures. PSUs granted in fiscal year 2023 are based on non-GAAP Operating income, Weighted Average Constant Currency Revenue Growth Rate ("WACCR") and relative TSR versus the Russell 3000 Index TSR benchmark over the performance period and that number is calculated by multiplying the grant date fair value determined using the Monte Carlo method assuming the WACCR is at targeted growth and the non-GAAP Operating income gate is achieved by the target number of units awarded. The key assumptions for the valuation of the PSUs are presented in Note 4 to the Consolidated Financial Statements included in Logitech's Annual Report to Shareholders and Annual Report on Form 10-K for fiscal year 2023. All shares subject to the PSU vesting conditions are unvested. The actual amount, if any, of shares that will vest under the PSU grants will not be known until May 15, 2025.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

We have entered into employment agreements with each of our named executive officers. The employment agreements generally provide that the compensation of the named executive officer is subject to the sole discretion of the Compensation Committee or the Board of Directors. The compensation earned by the named executive officers in fiscal year 2023 was not the result of any terms of their employment agreements.

Performance-Based Vesting Conditions

Please refer to "Compensation Discussion and Analysis—Compensation Elements—Annual Cash Bonuses" for a discussion of the performance measures applicable to the Bonus Plan during fiscal year 2023. In addition, please refer to "Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentive Compensation" for a discussion of performance measures under the PSUs granted to executive officers during fiscal year 2023.

Compensation Mix

Please refer to "Compensation Discussion and Analysis—Executive Compensation Highlights—Emphasis on Performance-Based Compensation" for an explanation of the amount of salary and bonus in proportion to total compensation for our executive officers during fiscal year 2023.

Outstanding Equity Awards at Fiscal Year 2023 Year-End Table

The following table provides information regarding outstanding equity awards for each of our named executive officers as of March 31, 2023. This table includes unexercised stock options, unvested PSUs, and unvested service-based RSUs.

The market value for stock options is calculated by taking the difference between the closing price of Logitech shares on the Nasdaq Global Select Market on the last trading day of the fiscal year ($58.06 on March 31, 2023) and the option exercise price, and multiplying it by the number of outstanding options. The market value for stock awards (service-based RSUs and PSUs at target) is determined by multiplying the number of shares subject to such awards by the closing price of Logitech shares on the Nasdaq Global Select Market on the last trading day of the fiscal year.

		Option Awards				Stock Awards			
Name	Grant Date (M/D/Y)	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($) Share	Option Exercise Date (M/D/Y)	Market Value of Unexercised Options ($)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Bracken Darrell	05/15/19	—	—	—	—	15,155 (5)	879,899		—
	06/15/20	—	—	—	—	—	—	112,952 (1)	6,557,993
	04/15/21	—	—	—	—	—	—	62,995 (1)	3,657,490
	04/15/22	—	—	—	—	—	—	102,390 (1)	5,944,763
	Total	**—**	**—**	**—**	**—**	**15,155**	**879,899**	**278,337**	**16,160,246**
Charles Boynton	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Prakash Arunkundrum	03/15/19	54,923 (7)	38.65	3/15/2029	1,066,055	—	—	—	—
	04/15/19	—	—	—	—	1,697 (5)	98,528	—	—
	04/15/20	—	—	—	—	8,256 (5)	479,343	—	—
	06/15/20	—	—	—	—	—	—	12,551 (1)	728,711
	04/15/21	—	—	—	—	5,400 (6)	313,524	8,100 (1)	470,286
	04/15/22	—	—	—	—	—	—	23,209 (1)	1,347,515
	Total	**54,923**	**38.65**	**—**	**1,066,055**	**15,353**	**891,395**	**43,860**	**2,546,512**
Samantha Harnett	07/15/20	—	—	—	—	8,234 (4)	478,066	—	—
	04/15/21	—	—	—	—	5,040 (6)	292,622	7,560 (1)	438,934
	04/15/22	—	—	—	—	—	—	23,209 (1)	**1,347,515**
	Total	**—**	**—**	**—**	**—**	**13,274**	**770,688**	**30,769**	**1,786,449**
Nate Olmstead	05/15/19	—	—	—	—	2,612 (2)	151,653	—	—
	08/15/19	—	—	—	—	8,776 (3)	509,535	—	—
	08/15/19	—	—	—	—	3,686 (5)	214,009	—	—
	04/15/20	—	—	—	—	8,531 (5)	495,310	—	—
	06/15/20	—	—	—	—	—	—	12,969 (1)	752,980
	04/15/21	—	—	—	—	5,580 (6)	323,975	8,370 (1)	485,962
	04/15/22	—	—	—	—	—	—	25,939 (1)	1,506,018
	Total	**—**	**—**	**—**	**—**	**29,185**	**1,694,482**	**47,278**	**2,744,960**

(1) The actual conversion, if any, of the PSUs granted in fiscal year 2021, 2022 and 2023 into Logitech shares following the conclusion of the 3-year performance period will range between 0% and 200% of that target amount, depending on the achievement of WACCR, non-GAAP operating income, and TSR versus the Russell 3000 TSR benchmark over the performance period.

(2) New hire award provided as part of the offer package when Mr. Olmstead joined Logitech as Vice President of Business Finance in April 2019. The service-based RSU award vests in four equal annual installments over a four-year vesting period based on the continued service of the executive officer on each such vesting date.

(3) Mr. Olmstead received a service-based RSU grant when he was appointed Chief Financial Officer. The service-based RSU award vests over four years with 33% vesting in two years, 33% vesting in three years and the final 33% vesting in four years from the grant date.

(4) New hire award provided as part of the offer package when Ms. Harnett joined Logitech as General Counsel in June 2020, including service-based RSUs to offset equity that was forfeited at her prior employer.

(5) Service-based RSUs vest at a rate of 25% per year on each of the first four anniversaries of the grant date.

(6) Service-based RSUs cliff vest on the third anniversary of the grant date.

(7) Options vest over three years with 25% vesting in one year, 25% vesting in two years and the final 50% vesting in three years from the grant date. Mr. Arunkundrum received this stock option award prior to becoming a NEO.

Stock Vested Table for Fiscal Year 2023

The following table provides the number of shares acquired and the value realized upon vesting of PSUs and service-based RSUs during fiscal year 2023 by each of our named executive officers. No options were excised in FY23.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Bracken Darrell	211,868	12,849,563
Charles Boynton	n/a	n/a
Prakash Arunkundrum	27,815	1,722,324
Samantha Harnett	4,118	219,325
Nate Olmstead	63,575	3,771,669

(1) *Based on the closing trading price of Logitech shares on the Nasdaq Global Select Market on the date of vesting of the underlying awards.*

Pension Benefits Table for Fiscal Year 2023

No executive officers are beneficiaries under any pension plan benefits maintained by Logitech.

Non-qualified Deferred Compensation Table for Fiscal Year 2023

The following table sets forth information regarding the participation by our named executive officers in the Logitech Inc. U.S. Deferred Compensation Plan during fiscal year 2023 and at fiscal year-end.

Name	Executive Contributions in Last Fiscal Year ($)	Logitech Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Bracken Darrell	—	—	—	—	—
Charles Boynton	4,615	—	5	—	4,621
Prakash Arunkundrum	601,082	—	(220,479)	(584,925)	1,759,251
Samantha Harnett	—	—	—	—	—
Nate Olmstead	—	—	—	—	—

(1) *Amounts are included in the "Summary Compensation Table for Fiscal Year 2023" in the "Non-equity Incentive Plan Compensation" column for fiscal year 2023.*

(2) *These amounts are not included in the "Summary Compensation Table for Fiscal Year 2023" because plan earnings were not preferential or above market.*

Narrative Disclosure to Non-Qualified Deferred Compensation Table

Please refer to "Compensation Discussion and Analysis—Compensation Elements—Deferred Compensation Plan" for a discussion of the Logitech Inc. U.S. Deferred Compensation Plan, effective January 1, 2009, as amended and restated effective January 1, 2017.

Payments upon Termination or Change in Control

We have entered into agreements that provide for payments under certain circumstances in the event of termination of employment or service of our executive officers. These agreements include:

- PSU and RSU award agreements that provide for the accelerated vesting of the shares subject to the award agreements under certain circumstances described below.

- Employment or other agreements with our named executive officers, under which each of them is entitled to receive a 12 or nine-month notice period or becomes subject to non-competition provisions if we terminate his or her employment or if he or she resigns.

Other than the agreements above, there are no agreements or arrangements for the payment of compensation to a named executive officer in the event of his involuntary termination with or without cause.

PSU and RSU Award Agreements

The treatment of equity upon termination of employment depends on the reason for termination and the employee's age and length of service at termination.

Change of Control

The PSU and RSU award agreements for named executive officers provide for the acceleration of vesting of the equity awards subject to the award agreements if the named executive officer is subject to an involuntary termination of employment within 12 months after a change of control because his or her employment is terminated without cause or the executive resigns for good reason. In the event of such an involuntary termination following a change of control all shares subject to the service-based RSUs will vest. At the time of the change of control, the PSUs would be converted into service-based RSUs that would continue to vest for the duration of the original vesting period with the number of shares based on the attainment of actual performance as determined by the Compensation Committee. If, following the change of control, a separation of service occurs during the performance period, the award accelerates and the employee receives a prorated number of the shares based on the length of service during the performance period.

Death and Disability

If an executive officer dies or has a separation of service due to disability, all shares subject to the service-based RSUs will vest. For PSUs, if the separation of service occurs during the performance period, the vesting accelerates and the employee or the employee's estate receives a prorated number of the target shares based on the length of service during the performance period.

Retirement

If an executive officer has a separation of service after meeting the age and service requirement, as applicable, all shares subject to the service-based RSUs will continue to vest. For PSUs, if separation of service occurs during the performance period, the award continues to vest and the employee receives a prorated number of the actual earned shares at the regular vesting date based on the length of service during the performance period. The age and service requirement for the named executive officers is generally age 55 with at least 10 years of service.

Tables of Potential Payments Upon Termination or Change in Control

The table below estimates the amount of compensation that would be paid in the event of an involuntary termination of employment of a named executive officer without cause after a change in control, assuming that each of the terminations was effective as of March 31, 2023, subject to the terms of the PSU and RSU award agreements with each of the listed executive officers. Since December 2015, we do not have any cash payment related to termination of employment or change of control in compliance with applicable Swiss regulations.

As of March 31, 2023, no compensation amounts were payable to any named executive officer in the event of a mutual agreement to terminate employment, whether upon retirement or otherwise.

The price used for determining the value of accelerated vesting of outstanding and unvested equity awards in the tables below was the closing price of Logitech's shares on the Nasdaq Global Select Market on March 31, 2023, the last business day of the fiscal year, of $58.06 per share.

POTENTIAL PAYMENTS UPON INVOLUNTARY TERMINATION
AFTER CHANGE IN CONTROL

Name	Value of Accelerated Equity Awards[1] ($)
Bracken Darrell	18,284,564
Charles Boynton	—
Prakash Arunkundrum	3,096,909
Samantha Harnett	1,512,452
Nate Olmstead	4,011,329

(1) *Represents, as of March 31, 2023, the aggregate market value of shares underlying all unvested service-based RSUs and PSUs, in each case held by the named executive officer as of March 31, 2023 that are subject to acceleration according to the terms of an equity award agreement. For the PSUs granted on June 15, 2020 based on non-GAAP Operating income, WACCR and relative TSR, as of March 31, 2023 the performance condition was at a level which would have produced a payout percentage of 198%; therefore, 198% of such value was attributed to the shares subject to such PSUs.*

Pay Ratio

For fiscal year 2023:

- ▪ the median of the annual total compensation of all employees of our company (other than our CEO) was $49,260; and

- ▪ the annual total compensation of Mr. Bracken Darrell, our President and Chief Executive Officer, was $8,553,084.

Based on this information, for fiscal year 2023 the ratio of the annual total compensation of Mr. Darrell to the median of the annual total compensation of all employees was 174 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934.

As permitted by SEC rules, to identify our median employee, we selected base pay, which we calculated as annual base pay using a reasonable estimate of the hours worked during fiscal year 2023 for hourly employees and using annual salary levels for our remaining employees, as the compensation measure to be used to compare the compensation of our employees as of January 31, 2023 for the ten-month period from April 1, 2022 through January 31, 2023. We annualized base pay for any permanent employees who commenced work during fiscal year 2023. We did not include any contractors or other non-employee workers in our employee population.

Using this approach, we selected the individual at the median of our employee population, who was an employee based in Taiwan. We then calculated annual total compensation for this individual using the same methodology we use for our Named Executive Officers as set forth in our "Summary Compensation Table for Fiscal Year 2023". We determined that such individual's annual total compensation for the fiscal year ended March 31, 2023 was $49,260.

During fiscal year 2023, Mr. Darrell served as our President and Chief Executive Officer. We determined Mr. Darrell's annual total compensation for the fiscal year ended March 31, 2023 was $8,553,084, as reported in our "Summary Compensation Table for Fiscal Year 2023."

Pay Versus Performance

As required by pay versus performance Rule 402(v) of Regulation S-K adopted by the SEC in 2022 ("PVP Rules"), we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance measures of the Company. For further information concerning the Company's pay-for-performance philosophy and how we align executive compensation with our performance, refer to our "Compensation Discussion and Analysis" (or "CD&A").

In the below pay versus performance table, we provide information about compensation of our principal executive officer ("PEO") and other named executive officers ("NEOs") for each of the last three fiscal years (the "Covered Years"). Additionally, we provide information about the results for certain financial performance measures during the Covered Years. Although the PVP Rules require us to disclose "compensation actually paid," these amounts do not necessarily reflect compensation that our NEOs actually earned or were paid in the Covered Years. Instead, "compensation actually paid" reflects a calculation computed in accordance with the PVP Rules, including adjusted values relating to the fair value of unvested and vested equity awards during the Covered Years determined based on either year-end or vesting date stock prices, various accounting valuation assumptions, and projected performance modifiers. "Compensation actually paid" generally fluctuates due to stock price achievement and varying levels of projected and actual achievement of performance goals.

The PVP Rules require that we:

– show information about our cumulative TSR, the cumulative TSR of a peer group or index (we have chosen to use the S&P 500 Information & Technology Index), and our U.S. GAAP net income for the Covered Years.

– designate one "company-selected measure" as the financial performance measure that is most important to link pay to performance in fiscal year 2023. For fiscal year 2023, we have selected U.S. GAAP revenue, on a constant currency basis, because, as discussed in our CD&A, revenue, on a constant currency basis, continues to be viewed as a core driver of our performance and stockholder value creation and, accordingly, was utilized as a component in both our bonus program and the fiscal year 2023 performance-based equity awards. Please refer to our CD&A for information on how we calculate revenue in constant currency.

Year	Summary Compensation Table Total for PEO (a)	Compensation Actually Paid for PEO (b)	Average Summary Compensation Table Total for Non-PEO NEOs (c)	Average Compensation Actually Paid for Non-PEO NEOs (d)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return (e)	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return (f)	Net Income (g)	Company-Selected Measure: Revenue (h)
FY23	$ 8,553,084	$ 6,564,384	$ 1,845,399	$ 1,119,341	$ 141	$ 192	$ 364,575,000	$ 4,718,000,000
FY22	$ 10,497,190	$ 4,327,581	$ 2,672,034	$ 848,535	$ 175	$ 201	$ 644,513,000	$ 5,549,000,000
FY21	$ 11,026,105	$ 46,128,115	$ 2,605,642	$ 7,743,659	$ 245	$ 167	$ 947,257,000	$ 5,179,000,000

(a) Bracken Darrell served as the Company's PEO for fiscal years 2021, 2022 and 2023. The amounts reported in column (a) are the total compensation reported in the Summary Compensation Table for the applicable year for Mr. Darrell.

(b) Amounts reported in column (b) are the "compensation actually paid" to Mr. Darrell, as computed in accordance with the PVP Rules, based on Mr. Darrell's total compensation reported in the Summary Compensation Table for the indicated fiscal years and adjusted under the PVP Rules as shown in the table below:

PEO

		FY21	FY22	FY23
	Summary Compensation Table - Total Compensation	$ 11,026,105	$ 10,497,190	$ 8,553,084
-	Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year	$ 7,598,281	$ 7,633,104	$ 7,500,068
+	Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year	$ 13,670,581	$ 4,589,186	$ 6,074,799
+	Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years	$ 27,169,702	$ (3,575,389)	$ 2,218,627
+	Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year	$ —	$ —	$ —
+	Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ 1,860,008	$ 449,698	$ (2,782,058)
-	Fair Value as of Prior Fiscal Year End of Stock Awards and Option Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ —	$ —	$ —
=	Compensation Actually Paid	$ 46,128,115	$ 4,327,581	$ 6,564,384

<u>Equity Award Valuations</u>: Equity values are calculated in accordance with FASB ASC Topic 718.

(c) Prakash Arunkundrum, Samantha Harnett, and Nate Olmstead served as the Company's other NEOs for fiscal years 2021, 2022 and 2023. In addition, Charles Boynton served as an NEO in fiscal year 2023. Amounts reported in column (c) are the average of the total compensation reported in the Summary Compensation Table for the applicable fiscal year for the Company's NEOs other than the PEO.

(d) Amounts reported in column (d) are the "compensation actually paid" to the NEOs other than the PEO in the indicated fiscal year (as shown in footnote (c) above), as computed in accordance with the PVP Rules, based on the average total compensation for such NEOs reported in the Summary Compensation Table for the indicated fiscal years and adjusted under the PVP Rules as shown in the table below (based on the averages for each category):

NEO Average

		FY21	FY22	FY23
	Summary Compensation Table - Total Compensation	$ 2,605,642	$ 2,672,034	$ 1,845,399
-	Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year	$ 1,414,608	$ 1,550,298	$ 1,325,038
+	Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year	$ 2,772,831	$ 977,514	$ 1,073,235
+	Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years	$ 3,406,056	$ (809,850)	$ (140,940)
+	Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year	$ —	$ —	$ —
+	Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ 373,738	$ (440,865)	$ (333,315)
-	Fair Value as of Prior Fiscal Year End of Stock Awards and Option Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ —	$ —	$ —
=	Compensation Actually Paid	$ 7,743,659	$ 848,535	$ 1,119,341

<u>Equity Award Valuations</u>: Equity values are calculated in accordance with FASB ASC Topic 718.

(e) Our TSR is calculated by assuming that a $100 investment was made in our stock on the day prior to the first fiscal year reported above and that all dividends were reinvested until the last day of each reported Covered Year.

(f) Peer group TSR is calculated by assuming that a $100 investment was made in the Standard & Poor's 500 Information & Technology Index, an independently prepared index that includes companies in the IT industry, on the day prior to the first fiscal year reported above and that all dividends were reinvested until the last day of each reported fiscal year.

(g) The PVP Rules require the disclosure of our U.S. GAAP net income for each year. The dollar amounts reported reflect the amount of net income disclosed in the Company's audited financial statements for the applicable year.

(h) As discussed above, we believe that revenue, on a constant currency basis, is the appropriate company-selected measure.

Tabular List of Financial Performance Measures

Below is a list of financial performance measures that we believe are the most important financial performance measures that link "compensation actually paid" to our NEOs for fiscal year 2023 to our performance.

- Revenue (constant currency)
- 1-Year Non-GAAP Operating Income
- 3-Year Weighted Average Revenue Growth (constant currency)
- 3-Year Cumulative Non-GAAP Operating Income
- Relative TSR in comparison to the Russell 3000

In addition to these financial metrics, the Company's executive compensation program is impacted by our performance with respect to ESG goals under the annual cash incentive program. Our ESG goals are included as an element of our annual cash incentive program because they collectively represent ESG criteria that are priorities for the Company. Please see the CD&A for further information regarding these financial performance measures as well as the ESG goals used in our annual cash incentive program.

Relationship Between Pay and Performance

In addition to the tabular disclosure above, the PVP Rules require us to describe the relationship between "compensation actually paid" and the performance measures shown in the pay versus performance table above.

Below are graphs showing the relationship of "compensation actually paid" to our PEO and other NEOs in fiscal years 2021, 2022 and 2023 to (1) our TSR and the Standard & Poor's 500 Information & Technology Index TSR, (2) our net income, and (3) our revenue (constant currency).



Compensation Actually Paid vs. TSR



Compensation Actually Paid vs. Net Income



We believe the "compensation actually paid" in each of the years reported above are primarily reflective of the annual changes in our stock price performance and the performance of our PSUs. For further information concerning the Company's pay-for-performance philosophy and how we align executive compensation with our performance, as well as the details on the terms of our short-term incentive program and our performance-vesting equity awards refer to our CD&A.

Compensation of Non-Employee Directors

For fiscal year 2023, the compensation of the members of the Board of Directors that are not Logitech employees, or non-employee directors, was determined by the Compensation Committee, consisting entirely of independent directors, and recommended to the full Board for approval.

The general policy is that compensation for non-employee directors should consist of a mix of cash and equity-based compensation. For fiscal year 2023, to assist the Compensation Committee in its annual review of director compensation, Compensia provided a written analysis of director pay practices and compensation data compiled from the annual reports and proxy statements of companies within our compensation peer group.

For fiscal year 2023, cash compensation of non-employee directors consists solely of annual retainers based on Board and committee service. Non-employee directors also receive an annual service-based RSU grant based on a fixed market value. During fiscal year 2023, these annual service-based RSU grants were made on the day of our Annual General Meeting with a one-year vesting period.

Directors who are Logitech employees do not receive any compensation for their service on the Board of Directors. Non-employee director compensation for the 2022 to 2023 Board Year consists of the following elements:

	Amount (CHF)	Amount ($)[1]
Annual cash retainer	60,000	63,155
An additional annual cash retainer for the non-executive chairperson	340,000	357,878
Annual retainer for the Audit Committee Chairperson	40,000	42,103
Annual retainer for the Compensation Committee Chairperson	40,000	42,103
Annual retainer for the Nominating and Governance Committee Chairperson	15,000	15,789
Annual retainer for the Technology and Innovation Committee Chairperson	11,000	11,578
Annual retainer for non-Chairperson Audit Committee members	20,000	21,052
Annual retainer for non-Chairperson Compensation Committee members	15,000	15,789
Annual retainer for non-Chairperson Nominating and Governance Committee members	6,500	6,842
Annual retainer for non-Chairperson Technology and Innovation Committee members	6,500	6,842
Annual service-based RSU grant	200,000	210,517
Reimbursement of reasonable expenses for non-local travel (business class)		

(1) *Amounts in Swiss Francs were converted using the 12-month average (April 2022 to March 2023) exchange rate of 1 Swiss Franc to 1.052583 U.S. Dollars.*

Non-employee Board members may elect to receive their Board fees in shares, net of withholding at the market price on the date of the Annual General Meeting. Any such shares are to be issued under the 2006 Stock Incentive Plan.

The following table summarizes the total compensation earned or paid by Logitech during fiscal year 2023 to members of the Board of Directors who were not executive officers as of March 31, 2023. Because the table is based on Logitech's fiscal year, and annual service for purposes of Board compensation is measured between the dates of Logitech's Annual General Meetings, usually held in September each year, the amounts in the table do not necessarily align with the description of Board compensation above.

Information regarding compensation paid to and the stock awards held by Bracken Darrell, a former member of the Board of Directors who was a Logitech executive officer as of fiscal year-end 2023, are presented in the "Summary Compensation Table for Fiscal Year 2023" and the "Outstanding Equity Awards at Fiscal Year 2023 Year-End Table", respectively.

NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR FISCAL YEAR 2023

Name	Fees Earned in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Patrick Aebischer	279,319	205,200	484,519
Wendy Becker[3]	550,754	205,200	755,954
Edouard Bugnion	292,257	205,200	497,457
Riet Cadonau	32,893	—	32,893
Guy Gecht	302,257	205,200	507,457
Neil Hunt	35,744	—	35,744
Christopher Jones	247,303	205,200	452,503
Marjorie Lao	290,678	205,200	495,878
Neela Montgomery	285,415	205,200	490,615
Kwok Wang Ng	252,522	205,200	457,722
Michael Polk[3]	318,572	205,200	523,772
Deborah Thomas	311,730	205,200	516,930
Sacha Zahnd	255,592	205,200	460,792

(1) *Amounts in Swiss Francs were converted using the 12-month average (April 2022 to March 2023) exchange rate of 1 Swiss Franc to 1.052583 U.S. Dollars.*

(2) *Amounts shown do not reflect compensation actually received by the directors. Instead, the amount shown is the aggregate grant date fair value of stock-related awards granted in fiscal year 2023 computed in accordance with ASC Topic 718 -- Compensation -- Stock Compensation, disregarding forfeiture assumptions. The grant date fair value used to calculate the aggregate value for fiscal year 2023 was CHF 47.04 per share for the September 14, 2022 grants*

(3) *Wendy Becker and Michael Polk elected to receive all or a portion of their Board fees in shares.*

The following table presents additional information with respect to the equity awards held as of March 31, 2023 by members of the Board of Directors who were not executive officers as of fiscal year-end.

The market value for service-based RSUs is determined by multiplying the number of shares subject to the award by the closing price of Logitech shares on the Nasdaq Global Select Market on the last trading day of the fiscal year.

OUTSTANDING EQUITY AWARDS FOR NON-EMPLOYEE DIRECTORS AT FISCAL YEAR 2023 YEAR-END

| Name | Grant Date (M/D/Y) | Option Awards | | | | Stock Awards | |
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price / Share ($)	Market Value of Unexercised Options ($)	Number of Shares or Units of Stock That Have Not Vested (#) [1]	Market Value of Shares or Units of Stock That Have Not Vested ($)
Patrick Aebischer	9/14/2022	—	—	—	—	4,170	241,769
Wendy Becker	9/14/2022	—	—	—	—	4,170	241,769
Edouard Bugnion	9/14/2022	—	—	—	—	4,170	241,769
Riet Cadonau[2]	N/A	—	—	—	—	—	—
Guy Gecht	9/14/2022	—	—	—	—	4,170	241,769
Neil Hunt[2]	N/A	—	—	—	—	—	—
Christopher Jones	9/14/2022	—	—	—	—	4,170	241,769
Marjorie Lao	9/14/2022	—	—	—	—	4,170	241,769
Neela Montgomery	9/14/2022	—	—	—	—	4,170	241,769
Kwok Wang Ng	9/14/2022	—	—	—	—	4,170	241,769
Michael Polk	9/14/2022	—	—	—	—	4,170	241,769
Deborah Thomas	9/14/2022	—	—	—	—	4,170	241,769
Sascha Zahnd	9/14/2022	—	—	—	—	4,170	241,769

(1) *The shares subject to these stock awards vest in full on the first anniversary of the grant date or, if earlier and only if the director is not re-elected as a director at such annual general meeting, the date of the next annual general meeting following the grant date. If the non-employee director ceases to provide service prior to the applicable vesting date (for reasons other than death or disability), all unvested stock awards are forfeited. If a non-employee director dies or has a separation of service due to disability, all shares subject to the stock award will vest.*

(2) *Riet Cadonau and Neil Hunt did not stand for re-election as a director at the Annual General Meeting in September 2022.*

Compensation Tables Audited Under Swiss Law

1. Introduction

This section includes the compensation tables that are audited according to Article 17 of the Swiss Ordinance against Excessive Compensation in Listed Stock Corporations.

2. Compensation of members of the Group Management Team in Fiscal Years 2023 and 2022

The following tables sets forth the total amount of compensation paid to members of the Group Management Team for services performed in the fiscal years ended March 31, 2023 and 2022:

Fiscal Year 2023

(in CHF)[1]	Base Salary	Bonus[2]	Stock Awards[3]	Other Compensation[4]	Total
Bracken Darrell, President and Chief Executive Officer	986,584	—	7,125,393	237,768	8,349,745
Charles Boynton, Chief Financial Officer[6]	87,696	9,867	—	10,543	108,106
Prakash Arunkundrum, Chief Operating Officer[7]	517,134	99,755	1,615,131	70,838	2,302,858
Samantha Harnett, Chief Legal Officer[8]	516,312	99,755	1,615,131	80,664	2,311,862
Nate Olmstead, former Chief Financial Officer[5]	551,336	55,331	1,805,113	101,788	2,513,568
Total Group Management Team	**2,659,062**	**264,708**	**12,160,768**	**501,601**	**15,586,139**

Fiscal Year 2022

(in CHF)[9]	Base Salary	Bonus[2]	Stock Awards[3]	Other Compensation[4]	Total
Bracken Darrell, President and Chief Executive Officer	918,073	1,699,743	7,013,142	273,662	9,904,620
Nate Olmstead, Chief Financial Officer	481,653	571,114	1,488,399	94,159	2,635,325
Prakash Arunkundrum, Head of Global Operations & Sustainability	459,390	569,644	1,440,387	76,829	2,546,250
Samantha Harnett, General Counsel	435,007	541,161	1,344,361	88,042	2,408,571
Total Group Management Team	**2,294,123**	**3,381,662**	**11,286,289**	**532,692**	**17,494,766**

(1) *Fiscal year 2023 U.S. Dollar amounts converted to Swiss Francs using the 12 month average (April 2022 to March 2023) exchange rate of CHF 1 = USD 1.0526.*

(2) *Bonus reflects amounts earned under the Logitech Management Performance Bonus Plan.*

(3) *Amounts shown reflect the grant date fair value, by fiscal year, of stock awards granted in such fiscal year. The key assumptions and methodology for valuation of stock awards are presented in Note 4 to Logitech's consolidated financial statements included in the Company's 2023 Annual Report.*

(4) Other compensation includes term life insurance premiums, long-term disability insurance premiums, employer's contribution to medical premiums, wellness reimbursements, matching contributions made by the Company to the Logitech Inc. 401(k) plan, payout of accrued and unused vacation time for departing members, and employer's contribution to social security and Medicare.

(5) Nate Olmstead resigned from his position as Chief Financial Officer and member of the Group Management Team, effective as of February 6, 2023.

(6) Charles Boynton was appointed as Chief Financial Officer and member of the Group Management Team, effective as of February 6, 2023. For fiscal year 2023, the amount for Charles Boynton includes base salary, bonus and other compensation payments prorated based upon his start date.

(7) Prakash Arunkundrum, previously Head of Global Operations & Sustainability, was appointed as Chief Operating Officer effective as of January 23, 2023.There have been no changes to Mr. Arunkundrum's compensation arrangements in connection with this appointment for fiscal year 2023.

(8) Samantha Harnett, previously General Counsel, was appointed as Chief Legal Officer effective as of April 1, 2023. There have been no changes to Ms. Harnett's compensation arrangements in connection with this appointment for fiscal year 2023.

(9) Fiscal year 2022 U.S. Dollar amounts converted to Swiss Francs using the 12 month average (April 2021 to March 2022) exchange rate of CHF 1 = USD 1.0884.

3. Compensation of Board of Directors in Fiscal Years 2023 and 2022

The following tables set forth compensation Logitech paid or accrued for payment to the individual members of the Board of Directors for services performed in the fiscal years ended March 31, 2023 and 2022:

Fiscal Year 2023

(in CHF)[1]	Base Salary[2]	Bonus	Stock Awards[3]	Other Compensation[4]	Total
Patrick Aebischer	69,208	—	196,157	24,523	289,888
Wendy Becker	327,083	—	196,157	45,186	568,426
Edouard Bugnion	81,500	—	196,157	25,508	303,165
Riet Cadonau[5]	31,250	—	—	3,191	34,441
Guy Gecht	91,000	—	196,157	26,269	313,426
Neil Hunt[5]	33,958	—	—	3,468	37,426
Christopher Jones[6]	38,792	—	196,157	22,086	257,035
Marjorie Lao	80,000	—	196,157	25,388	301,545
Neela Montgomery	75,000	—	196,157	24,987	296,144
Kwok Wang Ng[6]	43,750	—	196,157	22,483	262,390
Michael Polk	106,500	—	196,157	27,511	330,168
Deborah Thomas	100,000	—	196,157	26,990	323,147
Sacha Zahnd[6]	46,667	—	196,157	22,717	265,541
Total Board Members[8]	**1,124,708**	**—**	**2,157,727**	**300,309**	**3,582,744**

Fiscal Year 2022

(in CHF)[9]	Base Salary[2]	Bonus	Stock Awards[3]	Other Compensation[4]	Total
Patrick Aebischer	71,750	—	197,700	26,063	295,513
Wendy Becker	225,000	—	197,700	39,875	462,575
Edouard Bugnion	83,375	—	197,700	27,111	308,186
Riet Cadonau[5]	76,718	—	284,623	34,345	395,686
Guy Gecht	80,167	—	197,700	26,822	304,689
Didier Hirsch[7]	43,750	—	—	—	43,750
Neil Hunt[5]	80,875	—	197,700	26,885	305,460
Marjorie Lao	80,000	—	197,700	26,807	304,507
Neela Montgomery	77,083	—	197,700	26,544	301,327
Michael Polk	105,875	—	197,700	29,139	332,714
Deborah Thomas	91,667	—	197,700	27,858	317,225
Total Board Members[8]	**1,016,260**	**—**	**2,063,923**	**291,449**	**3,371,632**

(1) *Fiscal year 2023 U.S. Dollar amounts converted to Swiss Francs using the 12 month average (April 2022 to March 2023) exchange rate of CHF 1 = USD 1.0526.*

(2) *Base salary for non-employee members of the Board of Directors includes annual Board and committee retainers.*

(3) *Amounts shown reflect the grant date fair value of the annual stock award. The key assumptions and methodology for valuation of stock awards are presented in Note 4 to Logitech's consolidated financial statements of the Company's 2023 Annual Report.*

(4) *Other compensation for the non-employee members of the Board includes Logitech's contributions to social security.*

(5) *Riet Cadonau and Neil Hunt did not stand for re-election as directors at the Annual General Meeting in September 2022. Mr. Cadonau received a prorated cash retainer and prorated RSU grant for his 2020 to 2021 Board Year service in fiscal year 2022.*

(6) *Christopher Jones, Kwok Wang Ng and Sascha Zahnd were first elected as directors at the Annual General Meeting in September 2022.*

(7) *Didier Hirsch did not stand for re-election as a director at the Annual General Meeting in September 2021.*

(8) *Total Board Members does not include the compensation of Bracken Darrell, Logitech's President and Chief Executive Officer, who is also a member of the Board. Mr. Darrell's compensation is included as part of Total Group Management Team.*

(9) *Fiscal year 2022 U.S. Dollar amounts converted to Swiss Francs using the 12 month average (April 2021 to March 2022) exchange rate of CHF 1 = USD 1.0884*

4. Loans, credits and other payments

There were no loans or credits made or outstanding at any time during fiscal years 2023 and 2022 to any current or former members of the Board of Directors or Group Management Team. In addition, no compensation was paid or loans made during fiscal years 2023 and 2022 to parties closely related to members of the Board of Directors or Group Management Team.

No additional fees or compensation have been paid during fiscal years 2023 and 2022 to any current or former members of the Board of Directors or Group Management Team other than as noted above.



Report of the Statutory Auditor

To the General Meeting of Logitech International S.A., Hautemorges

Report on the Audit of the Compensation Report

Opinion

We have audited the Compensation Report of Logitech International S.A. (the Company) for the year ended 31 March 2023. The audit was limited to the information on remuneration, loans and advances pursuant to Art. 14-16 of the Ordinance against Excessive Remuneration in Listed Companies Limited by Shares (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften, VegüV) in the section "Compensation Tables audited under Swiss Law" of the Compensation Report.

In our opinion, the information on remuneration, loans and advances in the attached Compensation Report complies with Swiss law and Art. 14-16 VegüV.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Compensation Report" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the section "Compensation Tables audited under Swiss Law" of the Compensation Report, the consolidated financial statements, the financial statements and our auditor's reports thereon.

Our opinion on the Compensation Report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Compensation Report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' Responsibilities for the Compensation Report

The Board of Directors is responsible for the preparation of a Compensation Report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a Compensation Report that is free from material misstatement, whether due to fraud or error. The Board of Directors is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor's Responsibilities for the Audit of the Compensation Report

Our objectives are to obtain reasonable assurance about whether the information on remuneration, loans and advances pursuant to Art. 14-16 VegüV is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Compensation Report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement in the Compensation Report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

KPMG AG

Regula Tobler
Licensed Audit Expert
Auditor in Charge

Stefan Widmer
Licensed Audit Expert

Zurich, 17 May, 2023

Enclosure:
 -Compensation Tables Audited under Swiss Law

Equity Compensation Plan Information

The following table summarizes the shares that may be issued upon the exercise of options (including PSOs and PPOs), service-based RSUs, PSUs, and other rights under our employee equity compensation plans as of March 31, 2023. These plans include the 1996 Employee Share Purchase Plan (U.S.) and 2006 Employee Share Purchase Plan (Non-U.S.) (together, the "ESPPs") and the 2006 Stock Incentive Plan.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)		(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)	
Equity Compensation Plans Approved by Security Holders	4,573,077	(2)	$66	12,000,331	
Equity Compensation Plans Not Approved by Security Holders	—		$0	—	
Total	4,573,077	(3)	$66	12,000,331	(4)

(1) The weighted average exercise price is calculated based solely on outstanding options.

(2) Includes options and rights to acquire shares outstanding under our 1996 Employee Share Purchase Plan (U.S.), 2006 Employee Share Purchase Plan (Non-U.S.) and 2006 Stock Incentive Plan.

(3) Represents approximately 2.9% of the issued and outstanding share capital of the Company as of March 31, 2023.

(4) Represents approximately 7.5% of the issued and outstanding share capital of the Company as of March 31, 2023.

2006 Stock Incentive Plan

The Logitech International S.A. 2006 Stock Incentive Plan provides for the grant to eligible employees and non-employee members of the Board of Directors of stock options, stock appreciation rights, restricted stock, and restricted stock units. As of March 31, 2023, Logitech has granted stock options, service-based RSUs, and PSUs under the 2006 Stock Incentive Plan and has made no grants of restricted shares or stock appreciation rights. Stock options granted under the 2006 Stock Incentive Plan generally will have terms not exceeding 10 years and will be issued at exercise prices not less than the fair market value on the date of grant. Awards under the 2006 Stock Incentive Plan may be conditioned on continued employment, the passage of time, or the satisfaction of performance vesting criteria. As of March 31, 2023, an aggregate of 33,800,000 shares was reserved for issuance under the 2006 Stock Incentive Plan. As of March 31, 2023, a total of 8,421,624 shares were available for issuance under this plan.

Employee Share Purchase Plans

Logitech maintains two employee share purchase plans, one for employees in the United States and one for employees outside the United States. The plan for employees outside the United States is named the 2006 Employee Share Purchase Plan (Non-U.S.), or 2006 ESPP, and was approved by the Board of Directors in June 2006. The plan for employees in the United States is named the 1996 Employee Share Purchase Plan (U.S.), or 1996 ESPP. The 1996 ESPP was the worldwide plan until the adoption of the 2006 ESPP in June 2006. Under both plans, eligible employees may purchase shares with up to 10% of their earnings at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Purchases under the plans are limited to a fair value of $25,000 in any one year, calculated in accordance with U.S. tax laws. During each offering period, payroll deductions of employee participants are accumulated under the share purchase plan. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period. As of March 31, 2021, an aggregate of 29,000,000 shares was reserved for issuance under both the 1996 and 2006 ESPPs. As of March 31, 2023, a total of 3,578,707 shares were available for issuance under the ESPPs.

<center>***************</center>

Annexes

Annex 6.A. – Proposed Amendments to Article 8 para. 3 and 4, Article 9 para. 1, Article 24, and Article 13 para. 2 of the Articles of Incorporation

Article 8 para. 3 and para. 4

[...]

~~As from January 1, 2023, the~~The Board of Directors may also decide to hold General Meetings in several locations or virtually without any physical place of meeting.

One or more shareholders who represent together at least ~~ten~~five percent of the share capital <u>or the voting rights </u>may demand that a General Meeting be called. One or more shareholders, who represent together shares representing at least ~~the lesser of (i) one (1)~~<u>0.5</u> percent of the share capital or ~~(ii) an aggregate nominal value of CHF 1,000,000 (one million Swiss Francs),~~<u>the voting rights</u> may demand that an item be included on the agenda ~~for~~<u>of</u> a General Meeting. A shareholder demand to call a General Meeting and to include an item on the agenda shall be made in writing and shall describe the matters to be considered and any proposals to be made to the shareholders. Such written request shall be received by the Board of Directors at least sixty (60) days before the date proposed for the General Meeting.

Article 9 para. 1

General Meetings shall be called at least twenty days before the date of the meeting by a single notice published in the media specified in Article 24 below<u> and/or by including the notice in the proxy statement pursuant to the rules of the U.S. Securities and Exchange Commission</u>.

[...]

Article 24

Public~~ notices~~ <u>communications</u> by the Company shall be made in the <u>Swiss Official Gazette of Commerce (</u>*Feuille Officielle Suisse du Commerce*<u>)</u> ~~(Swiss Official Commercial Gazette).~~ <u>and/or in the form that allows proof by text specified by the Board of Directors from time to time. Notices of General Meetings may be given solely through the notice included in the proxy statement pursuant to the rules of the U.S. Securities and Exchange Commission.</u>

Article 13 para. 2

[...]

~~As a general rule, voting and elections shall be conducted by a show of hands; however, a secret ballot shall be used when the Chairman of the General Meeting so orders or when 25 shareholders present at the meeting shall so request. An electronic vote shall be deemed a secret ballot.~~
<u>The Chairperson of the General Meeting shall determine the voting procedure.</u>

Annex 6.B. – Proposed Amendments to Article 17 bis, Article 18 bis para. 2, Article 18 ter, and Article 19 quinquies of the Articles of Incorporation

Article 17 bis

No member of the Board of Directors shall assume more than ten (10) mMandates in supreme management or supervisory bodies of legal entities other enterprises with an economic purpose outside the Logitech group, of which no more than four (4) may be in listed companies. In addition, members of the Board of Directors may assume up to ten (10) mMandates in the governing bodies of charitable or similar organizations. The Chairman Chairperson of the Board of Directors must be informed of such mMandates.

The term "Mandates" shall mean an activity carried out as a member of the board of directors, the executive management or an advisory board or comparable functions thereto.

The limits contemplated in the preceding paragraph do not apply to mMandates:

a) for companies controlled by the Company or that control the Company; and

b) that a member of the Board of Directors assumes at the request of the Company or of a company controlled by it.; and

c) for companies that are not required to be registered in the commercial registry in Switzerland or in an equivalent registry outside of Switzerland.

Mandates for legal entities under common control or at the request of such legal entities are counted as one single mMandate for the purpose of this Article 17 bis.

Article 18 bis para. 2

[...]

Employment agreements entered into with members of the Management Team may contemplate a prohibition of competition after termination of the relevant employment agreement. The total consideration for a prohibition of competition that applies after termination of an employment agreement and expiration of the applicable notice period, if any, shall not exceed, with respect to the entire period during which the prohibition of competition applies, the total annual compensation of theaverage of the total compensation paid or granted to the relevant member of the Management Team during the three (3) financial years immediately preceding the termination or expiration of the notice period of the employment agreement.

Article 18 ter

No member of the Management Team may assume more than five (5) mMandates in supreme management or supervisory bodies of legal entities outside the Logitech group other enterprises with an economic purpose, of which no more than two (2) may be in listed companies. In addition, Members of the Management Team may assume up to five (5) mMandates in the governing bodies of charitable or similar organizations. Any such mMandate shall require the approval of the Board of Directors.

The term "Mandates" shall mean an activity carried out as a member of the board of directors, the executive management or an advisory board or comparable functions thereto.

This restriction does not include mMandates:

a) for companies controlled by the Company or that control the Company; and

b) that a member of the Management Team assumes at the request of the Company or of a company controlled by it; and.

c) for companies that are not required to be registered in the commercial registry in Switzerland or in an equivalent registry outside of Switzerland.

Mandates for legal entities under common control are counted as one single mMandate for the purpose of this Article 18 ter.

Article 19 quinquies

If the maximum aggregate amount of compensation already approved by the General Meeting is not sufficient to also cover the compensation of one or more persons who become members of the Management Team during a compensation period for which the General Meeting has already approved the compensation of the Management Team (new hire), the Company or companies controlled by it shall be authorized to pay an additional amount with respect to the compensation period(s) already approved. Such additional amount shall for each relevant compensation period not exceed:

a) for the head of the Management Team (CEO), one hundred and forty percent (140%) of the ~~total annual~~(maximum) amount allocated to the CEO in the aggregate amount of maximum compensation of the ~~former CEO~~Management Team last approved by shareholders at a General Meeting; and

b) for any new hire of a member of the Management Team other than the CEO, one hundred and forty percent (140%) of the highest ~~total annual compensation of any~~(maximum) amount allocated to a member of the Management Team other than the CEO in the aggregate amount of maximum compensation of the Management Team last approved by shareholders at a General Meeting.

Annex 6.C. – Proposed new Article 27, Article 28, and Title VIII of the Articles of Incorporation

TITLE VIII

CONDITIONAL CAPITAL AND CAPITAL BAND

Article 27[1]

The Company has a capital band ranging from CHF 38,948,989.50 (lower limit) to CHF 47,604,320.50 (upper limit). The Board of Directors shall be authorized within the capital band to (i) increase or decrease the share capital once or several times and in any amounts or (ii) acquire (including based on a share repurchase program approved by the Board of Directors) shares directly or indirectly, until September 13, 2028 or until an earlier expiration of the capital band. The capital increase or decrease may be effected (x) by issuing up to 17,310,662 fully paid-in registered shares with a nominal value of CHF 0.25 each and canceling up to 17,310,662 registered shares with a nominal value of CHF 0.25 each, as applicable, (y) by increasing or decreasing the nominal value of the existing shares within the limits of the capital band, or (z) by simultaneous decrease and re-increase of the share capital.

In the event of a capital increase within the capital band, the Board of Directors shall, to the extent necessary, determine the issue price, the type of contribution (including a cash contribution, a contribution in kind, a set-off of a receivable and a conversion of freely available equity capital), the date of issue, the conditions for the exercise of subscription rights and the commencement date for dividend entitlement.

The Board of Directors may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, to restrict or to exclude the trade with subscription rights. The Board of Directors may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use such rights or shares otherwise in the interest of the Company.

In the event of an issuance of shares, the Board of Directors is further authorized to withdraw or restrict subscription rights of existing shareholders and allocate such rights to third parties (including individual shareholders), the Company or any of its group companies:

(a)   if the issue price of the new shares is determined by reference to the market price; or

(b)   for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of the subscription rights of existing shareholders; or

(c)   for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or

(d)   for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners, including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

(e)   for purposes of granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s).

After a change of the nominal value, new shares shall be issued within the capital band with the same nominal value as the existing shares.

If the share capital increases as a result of an increase from conditional capital pursuant to Article 25 or Article 26 of these Articles of Incorporation, the upper and lower limits of the capital band shall increase in an amount corresponding to such increase in the share capital.

In the event of a decrease of the share capital within the capital band, the Board of Directors shall, to the extent necessary, determine the use of the decrease amount. The Board of Directors shall make the necessary ascertainments and amend the Articles of Incorporation accordingly.

Article 28
The total number of newly issued shares which may be issued subject to a limitation or the withdrawal of subscription rights or advance subscription rights from (i) the capital band pursuant to Article 27 of these Articles of Incorporation and/or (ii) the conditional share capital pursuant to Article 26 of these Articles of Incorporation may not exceed 17,310,662 new shares with a nominal value of CHF 0.25 each.

[1]   The new Article 27 and Article 28 replace the existing Article 27 (authorized share capital) in full.

Annex 6.D. – Proposed new Article 4 para. 2, Article 12, Article 13 para. 1, Article 14, Article 15, Article 17 ter para. 2, Article 21, and Title IV[1] of the Articles of Incorporation

Article 4 para. 2

[…]

~~The general meeting of shareholders (the "General Meeting") shall have the authority to convert the registered shares into bearer shares by means of an amendment to these Articles of Incorporation.~~

Subject to the paragraph below, the registered shares of the Company will be uncertificated securities (in terms of the Swiss Code of Obligations) and book entry securities (in terms of the Swiss Book Entry Securities Act).

[…]

Article 12

The General Meeting shall be presided over by the ~~Chairman~~Chairperson of the Board of Directors or any other member of the Board of Directors. In the absence of such persons, the ~~chairman~~Chairperson shall be appointed by the General Meeting.

The ~~Chairman~~Chairperson of the General Meeting shall appoint the secretary of the General Meeting and the scrutineers.

Article 13 para. 1

In the absence of any provision to the contrary in the law or these Articles of Incorporation, the General Meeting shall make resolutions and proceed to elections by a simple majority of the votes cast. In the event of a tie vote, the vote of the ~~Chairman~~Chairperson of the General Meeting shall decide.

[…]

Article 14

The Board of Directors of the Company shall be composed of at least three members elected individually by the General Meeting for a term of office expiring after completion of the subsequent Annual General Meeting and who shall be ~~indefinitely~~ re-eligible.

The ~~Chairman~~Chairperson of the Board of Directors shall also be appointed by the General Meeting for a term of office expiring after completion of the subsequent Annual General Meeting and who shall be ~~indefinitely~~ re-eligible.

Unless provided otherwise in the law or these Articles of Incorporation, the Board of Directors shall organize itself. It shall be entitled to elect one or more ~~vice-chairmen~~vice-chairpersons, who shall assume the responsibilities of the ~~Chairman~~Chairperson of the Board of Directors if the latter is incapacitated. Members of the Board of Directors may enter into agreements relating to their compensation for a fixed term or for an indefinite term. Duration and termination shall comply with the term of office and the law.

Article 15

The Board of Directors shall make decisions and proceed to elections by a simple majority ~~vote~~ of the ~~members present at the meeting~~votes cast. In the event of a tie vote, the vote of the ~~Chairman~~Chairperson shall decide. Further details of the Board of Directors' corporate governance shall be set forth in the Company's organizational regulations.

~~The decisions of the Board of Directors may be made in the form of a written consent (given by letter, fax or telegram) to a proposal, such consent representing a majority of all the members of the Board of Directors inasmuch as the proposal was submitted to all the members of the Board of Directors, unless a discussion is requested by one of them.~~

Article 17 ter para. 2

[…]

The ~~chairman~~Chairperson of the Compensation Committee shall be appointed by the Board of Directors. The Compensation Committee shall otherwise organize itself.

[…]

Article 21

Five percent of the annual profits shall be allocated to the ~~general~~legal profit reserve until such reserve reaches twenty percent of the ~~paid in~~ share capital registered with the commercial register. Should the ~~general reserve be used in any amount the allocation of profits shall be made until this level is reached again.~~legal profit reserve be reduced, annual profits shall be reallocated to the legal profit reserve until such reserve again reaches twenty percent of the share capital registered with the commercial register.

The balance of the profits arising from the balance sheet and the repayment of the statutory capital contribution reserves shall be distributed according to the resolutions of the General Meeting, upon proposition of the Board of Directors; however, the mandatory legal provisions of the law relating to the legal reserve must be complied with.

[1]   Change in the French text only ("Titre" instead of "Title" to reflect the proper French term).

logitech®

Annual Report

Fiscal Year 2023



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth above in Item 1A "Risk Factors," and below in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk." Please read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included under Item 8 of this Annual Report on Form 10-K.

Overview of Our Company

Logitech's mission is to help all people pursue their passions in a way that is good for people and the planet. We design, manufacture, and sell products that help businesses thrive and bring people together when working, creating, gaming and streaming. We sell these products through a number of brands: Logitech, Logitech G (including ASTRO Gaming, Streamlabs, and Blue Microphones) and Ultimate Ears.

Our products address primarily four large market opportunities: Creativity & Productivity, Gaming, Video Collaboration and Music. We sell our products to a broad network of international customers, including direct sales to retailers, e-tailers, and end consumers through our e-commerce platform, and indirect sales to end customers through distributors.

From time to time, we may seek to partner with or acquire, when appropriate, companies that have products, personnel, and technologies that complement our strategic direction. We continually review our product offerings and our strategic direction in light of our profitability targets, competitive conditions, changing consumer trends and the evolving nature of the interface between the consumer and the digital world.

Impacts of Macroeconomic and Geopolitical Conditions on our Business

In fiscal year 2023, our business was impacted by adverse macroeconomic and geopolitical conditions. These conditions included inflation, foreign currency fluctuations, and slowdown of economic activity around the world, in part due to rising interest rates, and lower consumer and enterprise spending. In addition, the war in Ukraine resulted in global supply chain, logistics, and inflationary challenges. We had no revenue in Russia and Ukraine in fiscal year 2023 as we have indefinitely ceased all sales and shipments to Russia and sales in Ukraine have also been halted due to the ongoing military operations on the Ukrainian territory.

The global and regional economic and political conditions adversely affect demand for our products. These conditions also had an impact on our suppliers, contract manufacturers, logistics providers, and distributors, causing volatility in cost of materials and shipping and transportation rates, and as a result, impacting the pricing of our products.

For additional information, see "Liquidity and Capital Resources" below and Item 1A "*Risk Factors,*" including under the caption "*Adverse global and regional economic and geopolitical conditions can materially adversely affect our business, results of operations and financial condition,*" *"We purchase key components and products from a limited number of sources, and our business and operating results could be adversely affected if supply were delayed or constrained or if there were shortages of required components," "Our principal manufacturing operations and third-party contract manufacturers are located in China and Southeast Asia, which exposes us to risks associated with doing business in that geographic area as well as potential tariffs, adverse trade regulations, adverse tax consequences and pressure to move or diversify our manufacturing locations," "If we do not accurately forecast market demand for our products, our business and operating results could be adversely affected,"* and "*If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales and our business and operating results could be adversely affected."*

Trends and Uncertainties

Several long-term secular-trends offer long-term structural growth opportunities across Logitech's product portfolio, including work and learn from anywhere (hybrid work), video everywhere, the rise of social gaming for participants and spectators, and the democratization of digital content creation. We design, create and sell products that benefit from these secular trends. The culture of hybrid work and learn provides an opportunity to equip meeting rooms, classrooms and personal workspaces, at home or in the office. It also provides an opportunity for increased commercial and consumer adoption of video conferencing. Our video collaboration products are compatible with a variety of video conference platforms, including Zoom, Microsoft Teams, Google Meet, etc. Moving from work to play, Logitech gaming and streaming products benefit from social gaming which continues to gain popularity through online gaming, multiplatform experiences and esports. In addition, the democratization of digital content creation presents an opportunity for anyone to be a content creator because of the accessibility of the tools necessary to code, design, create, make music, game or broadcast to professional standards.

While we believe we will further benefit from these secular trends, we have experienced and will continue to experience challenges that impact our business and financial results. These challenges include (i) the current macroeconomic environment, including interest rate fluctuations, inflation, foreign exchange movements and low economic growth in certain regions, (ii) low consumer confidence and recent declines in enterprise spending leading to reduced demand for some of our products, (iii) the uncertainty in strategy and timing of enterprises' "return-to-office" impacting demand for our Video Collaboration and Creativity & Productivity products, and (iv) the timing of further development of our business-to-business go-to-market capabilities.

We expect these challenges to continue in the near-term. We have taken steps to mitigate the impact of these challenges, including but not limited to: (i) reduction in our operating expenses as revenues have declined in order to maintain margins and size the business for the current market, (ii) reduction in inventories to more appropriately align with demand, (iii) continued investment in our business-to-business direct sales channel in order to improve performance, and (iv) release of new products to increase the value proposition of our portfolio.

Business Seasonality and Product Introductions

We have historically experienced higher sales in our third fiscal quarter ending December 31, compared to other fiscal quarters in our fiscal year, primarily due to the increased consumer demand for our products during the year-end holiday buying season and year-end spending by enterprises. Additionally, new product introductions and business acquisitions can significantly impact sales, product costs and operating expenses. Product introductions can also impact our sales to distribution channels as these channels are filled with new product inventory following a product introduction, and often channel inventory of an earlier model product declines as the next related major product launch approaches. Sales can also be affected when consumers and distributors anticipate a product introduction or changes in business circumstances. However, neither historical seasonal patterns nor historical patterns of product introductions should be considered reliable indicators of our future pattern of product introductions, future sales or financial performance. Furthermore, cash flow is correspondingly lower in the first half of our fiscal year as we typically build inventories in advance for the third quarter and we pay an annual dividend following our Annual General Meeting, which is typically in September.

Summary of Financial Results

Our total sales for fiscal year 2023 decreased 17%, compared to fiscal year 2022, primarily driven by a decline in sales of all of our product categories as a result of lower demand and unfavorable changes in currency exchange rates.

Sales for fiscal year 2023 decreased 25%, 17% and 9% in the EMEA, Americas and Asia Pacific regions, respectively, compared to fiscal year 2022.

Gross margin for fiscal year 2023 decreased by 340 basis points to 37.9%, compared to fiscal year 2022, primarily due to inflationary pressure on costs and unfavorable impacts from changes in currency exchange rates, partially offset by a reduction in our use of expedited shipping.

Operating expenses for fiscal year 2023 were $1,261.0 million, or 27.8% of sales, compared to $1,489.0 million, or 27.2% of sales, for fiscal year 2022. The decrease in operating expenses was primarily driven by a reduction in marketing and advertising spend.

Included in the income tax provision of $98.9 million and $131.3 million in fiscal year 2023 and 2022 was $48.3 million and $88.7 million, respectively, of tax expense from Switzerland.

Net income for fiscal year 2023 was $364.6 million, compared to $644.5 million for fiscal year 2022, reflecting lower sales and gross margin, partially offset by a reduction in operating expenses.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires us to make assumptions, judgments, and estimates that affect reported amounts of assets, liabilities, sales and expenses, and the disclosure of contingent assets and liabilities.

We consider an accounting estimate critical if it: (i) requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of our financial condition and operating results.

We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Although these assumptions, judgments, and estimates are based on management's best knowledge of current events and actions that may impact us in the future, actual results could differ. Management has discussed the development, selection and disclosure of these critical accounting estimates with the Audit Committee of the Board of Directors.

We believe the following accounting estimates are most critical to our business operations and to an understanding of our financial condition and results of operations and reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Accruals for Customer Programs and Product Returns

We record accruals for cooperative marketing, customer incentive, pricing programs ("Customer Programs") and product returns. The estimated cost of these programs is usually recorded as a reduction of revenue. Significant management judgments and estimates must be used to determine the cost of these programs in any accounting period. Customer Programs require management to estimate the percentage of those programs that will not be claimed in the current period or will not be earned by customers, which is commonly referred to as "breakage." Breakage is estimated based on historical claim experience, the period in which the claims are expected to be submitted, specific terms and conditions with customers, and other factors. If we receive a separately identifiable benefit from a customer and can reasonably estimate the fair value of that benefit, the cost of the Customer Programs is recognized in operating expenses.

Customer Incentive Programs. Customer incentive programs include performance-based incentives and consumer rebates. We offer performance-based incentives to our customers and indirect partners based on pre-determined performance criteria. Consumer rebates are offered from time to time at our discretion for the primary benefit of end-users. Customer incentive programs are considered variable consideration, which we estimate and record as a reduction to revenue at the time of sale based on negotiated terms, historical experiences, forecasted incentives, the anticipated volume of future purchases, and inventory levels in the channel.

Product Returns. We grant limited rights to return products. Return rights vary by customer and range from just the right to return the defective product to stock rotation rights limited to a percentage of sales approved by management. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by the customer and by product, inventories owned by and located at customers, current customer demand, current operating conditions, and other relevant customer and product information. Upon recognition, we reduce sales and cost of goods sold for the estimated return. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, product sell-through, the type of customer, seasonality, product quality issues, competitive pressures, operational policies and procedures, and other factors. Return rates can fluctuate over time but are sufficiently predictable to allow us to estimate expected future product returns.

We apply a breakage rate to reduce our accruals of Customer Programs based on the estimated percentage of these Customer Programs that will not be claimed or earned. The breakage rate is applied at the time of sale. Assessing the period in which claims are expected to be submitted and the relevance of the historical claim experience require significant management judgment to estimate the breakage of Customer Programs in any accounting period.

We regularly evaluate the adequacy of our accruals for Customer Programs and product returns. Future market conditions and product transitions may require us to take action to increase such programs. In addition, when the variables used to estimate these costs change, or if actual costs differ significantly from the estimates, we would be required to record incremental increases or reductions to revenue or operating expenses.

Inventory Valuation

We must order components for our products and build inventory in advance of customer orders. Further, our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand.

We record inventories at the lower of cost and net realizable value and record write-downs of inventories that are obsolete or in excess of anticipated demand or net realizable value. A review of inventory is performed each fiscal quarter that considers factors including the marketability and product lifecycle stage, product development plans, component cost trends, historical sales, and demand forecasts that consider the assumptions about future demand and market conditions. Inventory on hand that is not expected to be sold or utilized is considered excess, and we recognize the write-down in the cost of goods sold at the time of such determination. The write-down is determined by the excess of cost over net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. At the time of loss recognition, new cost basis per unit and the lower-cost basis for that inventory are established and subsequent changes in facts and circumstances would not result in an increase in the cost basis. If there is an abrupt and substantial decline in demand for Logitech's products or an unanticipated change in technological or customer requirements, we may be required to record additional write-downs that could adversely affect gross margins in the period when the write-downs are recorded. We also extend the assessment to non-cancelable purchase orders if the inventories are considered excess and record the liability that is reasonably possible to be incurred in accrued and other liabilities.

Accounting for Income Taxes

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective income tax rate may be affected by the changes in or interpretations of tax laws and tax agreements in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in our assessment of matters such as the ability to realize deferred tax assets. As a result of these considerations, we must estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating current tax exposure together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet.

We make certain estimates and judgments about the application of tax laws, the expected resolution of uncertain tax positions and other matters surrounding the recognition and measurement of uncertain tax benefits. In the event that uncertain tax positions are resolved for amounts different than our estimates, or the related statutes of limitations expire without the assessment of additional income taxes, we will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on our income tax provision and our results of operations.

For additional information about our Critical Accounting Estimates, see Note 2—Summary of Significant Accounting Policies in our Notes to our consolidated financial statements below.

Adoption of New Accounting Pronouncements

Refer to Note 2 to the consolidated financial statements included in this Annual Report on Form 10-K for recent accounting pronouncements adopted.

Inflation Reduction Act in the U.S.

On August 16, 2022, the "Inflation Reduction Act" (H.R. 5376) ("IRA") was signed into law in the U.S. The IRA establishes a new corporate alternative minimum tax based on financial statement income adjusted for certain items. The new minimum tax is effective for tax years beginning after December 31, 2022. We do not expect the IRA will have a material impact to our financial statements when it becomes effective.

Constant Currency

We refer to our net sales growth rates excluding the impact of currency exchange rate fluctuations as "constant currency" sales growth rates. Percentage of constant currency sales growth is calculated by translating prior period sales in each local currency at the current period's average exchange rate for that currency and comparing that to current period sales.

Given our global sales presence and the reporting of our financial results in U.S. Dollars, our financial results could be affected by significant shifts in currency exchange rates. See "Results of Operations" for information on the effect of currency exchange rate fluctuations on our sales. If the U.S. Dollar appreciates or depreciates in comparison to other currencies in future periods, this will affect our results of operations in future periods as well.

References to Sales

The term "sales" means net sales, except as otherwise specified and the sales growth discussion and sales growth rate percentages are in U.S. Dollars, except as otherwise specified.

Results of Operations

In this section, we discuss the results of our operations for the year ended March 31, 2023 compared to the year ended March 31, 2022. For a discussion of the year ended March 31, 2022 compared to the year ended March 31, 2021, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the SEC on May 18, 2022.

Net Sales

Our sales in fiscal year 2023 decreased 17%, compared to fiscal year 2022, driven by a decline in sales of all of our product categories. Our sales were negatively impacted from lower demand and unfavorable changes in currency exchange rates. If currency exchange rates had been constant in fiscal years 2023 and 2022, our sales decline in constant currency would have been 13%.

Sales Denominated in Other Currencies

Although our financial results are reported in U.S. Dollars, a portion of our sales was generated in currencies other than the U.S. Dollar, such as the Euro, Chinese Renminbi, Japanese Yen, Australian Dollar, Canadian Dollar, Pound Sterling and New Taiwan Dollar. For the years ended March 31, 2023 and 2022, approximately 51% and 50%, respectively, of our sales were denominated in currencies other than the U.S. Dollar.

Sales by Region

The following table presents the change in sales by region for fiscal year 2023 compared with fiscal year 2022:

	2023 vs. 2022	
	Sales Growth Rate	Sales Growth Rate in Constant Currency
Americas	(17)%	(17)%
EMEA	(25)	(17)
Asia Pacific	(9)	(3)

Americas:

The decrease in sales in the Americas region for fiscal year 2023, compared to fiscal year 2022, was primarily driven by decreases in sales for Gaming, Video Collaboration, PC Webcams and Audio & Wearables.

EMEA:

The decrease in sales in the EMEA region for fiscal year 2023, compared to fiscal year 2022, was primarily driven by decreases in sales in Gaming, Keyboards & Combos, PC Webcams and Pointing Devices.

Asia Pacific:

The decrease in sales in the Asia Pacific region for fiscal year 2023, compared to fiscal year 2022, was primarily driven by decreases in sales of Keyboards & Combos, PC Webcams, Audio & Wearables, and Video Collaboration, partially offset by an increase in sales of Gaming.

Sales by Product Categories

Sales by product categories for fiscal years 2023 and 2022 were as follows (Dollars in thousands):

	Years Ended March 31,		Change
	2023	**2022**	**2023 vs. 2022**
Pointing Devices	$ 728,357	$ 781,108	(7)%
Keyboards & Combos	836,432	967,301	(14)
PC Webcams	227,692	403,651	(44)
Tablet & Other Accessories	254,374	310,123	(18)
Gaming [1]	1,211,485	1,451,883	(17)
Video Collaboration	887,517	997,164	(11)
Mobile Speakers	111,649	149,782	(25)
Audio & Wearables	274,231	401,424	(32)
Other [2]	7,081	18,665	(62)
Total Sales	$ 4,538,818	$ 5,481,101	(17)%

(1) Gaming includes streaming services revenue generated by Streamlabs.
(2) Other includes Smart Home.

Creativity & Productivity market:

Pointing Devices

Our Pointing Devices category comprises PC- and Mac-related mice including trackballs, touchpads and presentation tools.

During fiscal year 2023, Pointing Devices sales decreased 7%, compared to fiscal year 2022, primarily driven by the decrease in sales of cordless and corded mice, particularly in our low end products.

Keyboards & Combos

Our Keyboards & Combos category comprises PC keyboards and keyboard/mice combo products.

During fiscal year 2023, Keyboards & Combos sales decreased 14%, compared to fiscal year 2022, primarily driven by the decrease in sales of our cordless combos and corded PC keyboards, particularly in our low end products.

PC Webcams

Our PC Webcams category comprises PC-based webcams targeted primarily at consumers, including streaming cameras.

During fiscal year 2023, PC Webcams sales decreased 44%, compared to fiscal year 2022, primarily driven by the decrease in sales of our HD Pro Webcam C920, 1080p Pro Stream Webcam, and Webcam C260.

Tablet & Other Accessories

Our Tablet & Other Accessories category primarily comprises tablet keyboards and styluses.

During fiscal year 2023, Tablet & Other Accessories sales decreased 18%, compared to fiscal year 2022, primarily driven by the decrease in sales of most of our products, partially offset by increases in sales of our Rugged Combo 3 Touch.

Gaming market:

Gaming

Our Gaming category comprises gaming mice, keyboards, headsets, gamepads, steering wheels, simulation controllers, console gaming headsets, and Streamlabs services.

During fiscal year 2023, Gaming sales decreased 17%, compared to fiscal year 2022, primarily driven by the decrease in sales of gaming mice, keyboards, and headsets.

Video Collaboration market:

Video Collaboration

Our Video Collaboration category includes Logitech's conference room cameras, which combine affordable enterprise-quality audio and high definition 4K video to bring video conferencing to businesses of any size, as well as webcams and headsets that turn any desktop into an instant collaboration space.

During fiscal year 2023, Video Collaboration sales decreased 11%, compared to fiscal year 2022, primarily due to the decrease in sales of webcams, partially offset by an increase in sales of conference room cameras and docks. Sales for Video Collaboration for fiscal year 2023 were negatively impacted by a slowdown in enterprise spending.

Music market:

Mobile Speakers

Our Mobile Speakers category is made up entirely of Bluetooth wireless speakers.

During fiscal year 2023, Mobile Speakers sales decreased 25%, compared to fiscal year 2022, primarily due to a decrease in sales of most of our Mobile Speaker sub-categories, partially offset by the sales of our Ultimate Ears Wonderboom 3 mini speakers, introduced in the second quarter of fiscal year 2023.

Audio & Wearables

Our Audio & Wearables category comprises PC speakers, PC headsets, in-ear headphones, premium wireless earbuds and studio-quality Blue Microphones for professionals and consumers.

During fiscal year 2023, Audio & Wearables sales decreased 32%, compared to fiscal year 2022, primarily due to the decrease in sales of almost all sub-categories.

Gross Profit

Gross profit for fiscal years 2023 and 2022 was as follows (Dollars in thousands):

	Years Ended March 31,		
	2023	**2022**	**Change**
Net sales	$4,538,818	$5,481,101	(17.2)%
Gross profit	$1,719,515	$2,263,006	(24.0)%
Gross margin	37.9 %	41.3 %	

Gross profit consists of sales, less cost of goods sold (which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, royalties, costs of purchasing components from outside suppliers, distribution costs, warranty costs, customer support costs, shipping and handling costs, outside processing costs and write-down of inventories), and amortization of intangible assets.

Gross margin decreased by 340 basis points to 37.9% during fiscal year 2023, compared to fiscal year 2022. The decrease in gross margin was primarily due to inflationary pressure on costs and unfavorable impacts from changes in currency exchange rates, partially offset by a reduction in our use of expedited shipping.

Operating Expenses

Operating expenses for fiscal years 2023 and 2022 were as follows (Dollars in thousands):

	Years Ended March 31,	
	2023	**2022**
Marketing and selling	$ 809,182	$ 1,025,899
% of sales	17.8 %	18.7 %
Research and development	280,796	291,844
% of sales	6.2 %	5.3 %
General and administrative	124,652	148,648
% of sales	2.7 %	2.7 %
Amortization of intangible assets and acquisition-related costs	11,843	16,947
% of sales	0.3 %	0.3 %
Impairment of intangible assets	—	7,000
% of sales	N/A	0.1 %
Change in fair value of contingent consideration for business acquisition	—	(3,509)
% of sales	N/A	(0.1)%
Restructuring charges, net	34,573	2,165
% of sales	0.8 %	— %
Total operating expenses	$1,261,046	$ 1,488,994
% of sales	27.8 %	27.2 %

The decrease in total operating expenses during fiscal year 2023, compared to fiscal year 2022, was mainly due to decreases in marketing and selling expenses, partially offset by an increase in restructuring charges.

Marketing and Selling

Marketing and selling expenses consist of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, technical support for customer experiences and facilities costs.

During fiscal year 2023, marketing and selling expenses decreased $216.7 million, compared to fiscal year 2022, primarily driven by our reduction in third-party marketing and advertising spend.

Research and Development

Research and development expenses consist of personnel and related overhead costs for contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

During fiscal year 2023, research and development expenses decreased $11.0 million, compared to fiscal year 2022, primarily driven by lower personnel-related costs, partially offset by higher outsourcing expenses. Research and development expenses as a percentage of sales increased from 5.3% in fiscal year 2022 to 6.2% in fiscal year 2023 reflecting our continued investment in innovation.

General and Administrative

General and administrative expenses consist primarily of personnel and related overhead, information technology, and facilities costs for the infrastructure functions such as finance, information systems, executives, human resources and legal.

During fiscal year 2023, general and administrative expenses decreased $24.0 million, compared to fiscal year 2022, primarily driven by lower personnel-related costs.

Amortization of Intangible Assets and Acquisition-Related Costs

Amortization of intangible assets included in operating expense and acquisition-related costs during fiscal years 2023 and 2022 were as follows (in thousands):

| | Years Ended March 31, | |
	2023	2022
Amortization of intangible assets	$ 11,542	$ 16,156
Acquisition-related costs	301	791
Total	$ 11,843	$ 16,947

Amortization of intangible assets consists of amortization of acquired intangible assets, including customer relationships and trademarks and trade names. Acquisition-related costs include legal expense, due diligence costs, and other professional costs incurred for business acquisitions.

The decrease in amortization of intangible assets and acquisition-related costs from fiscal year 2022 to 2023 was primarily due to certain acquired intangible assets becoming fully amortized and the write-off of Jaybird intangible assets in fiscal year 2022.

Impairment of Intangible Assets

During fiscal year 2022, we recognized a pre-tax impairment charge of $7.0 million, related to the intangibles acquired as part of the Jaybird acquisition due to our decision to discontinue Jaybird-branded products.

Restructuring Charges (Credits), Net

During the second quarter of fiscal year 2023, we initiated a restructuring plan to realign our business group and engineering structure with our go-to-market strategy to more effectively compete within the enterprise market and to better serve end-users. During the fourth quarter of fiscal year 2023, we undertook further actions to remove organization layers as well as streamline our marketing organization to increase efficiency. As a result, we recorded pre-tax restructuring charges totaling $34.6 million primarily related to employee severance and other termination benefits. We expect to substantially complete these restructuring activities within the next twelve months.

The restructuring charges of $2.2 million for fiscal year 2022, were recorded as a result of our decision to exit Jaybird-branded products during the third quarter of fiscal year 2022. This restructuring plan has been substantially completed.

See Note 16 to our consolidated financial statements for additional information.

Interest Income

Interest income for fiscal years 2023 and 2022 was as follows (in thousands):

| | Years Ended March 31, | |
	2023	2022
Interest Income	$ 18,331	$ 1,246

We invest in highly liquid instruments with an original maturity of three months or less at the date of purchase, which are classified as cash equivalents. The increase in interest income for fiscal year 2023, compared to fiscal year 2022, was primarily driven by the increase in interest rates.

Other Income (Expense), Net

Other income (expense), net for fiscal years 2023 and 2022 was as follows (in thousands):

| | Years Ended March 31, | |
	2023	2022
Investment gain (loss) related to the deferred compensation plan	$ (1,961)	$ 1,231
Currency exchange loss, net	(7,337)	(4,604)
Loss on investments, net	(14,073)	(1,683)
Non-service cost net pension income (expense) and other	10,093	5,616
Total	$ (13,278)	$ 560

Investment gain (loss) related to the deferred compensation plan for fiscal years 2023 and 2022 represents earnings, gains, and losses on marketable securities related to a deferred compensation plan offered by one of our subsidiaries. The decrease in investment income for fiscal year 2023 compared to fiscal year 2022 primarily relates to the change in market performance of the underlying securities.

Currency exchange loss, net, relates to balances denominated in currencies other than the functional currency in our subsidiaries, as well as the sale of currencies, and gains or losses recognized on currency exchange forward contracts. We do not speculate in currency positions, but we are alert to opportunities to maximize currency exchange gains and minimize currency exchange losses. The loss for fiscal year 2023 was primarily related to the weakening of the Brazilian Real and Australian Dollar against U.S. Dollar. The loss for fiscal year 2022 was primarily related to the strengthening of the Chinese Renminbi against the U.S. Dollar.

Loss on investments, net, includes unrealized gain (loss) from the fair value change of investment, gain (loss) on equity-method investments and impairment of investments during the periods presented, as applicable. The loss on investments, net for fiscal year 2023 was primarily due to the impairment charge related to one of our equity method investments, partially offset by the unrealized gain related to one of our equity investments without readily determinable fair value resulting from observable price changes. See Note 9 to our consolidated financial statements for additional information.

Non-service cost net pension income (expense) and other increased in fiscal year 2023, compared to fiscal year 2022, primarily due to the curtailment gain recognized in fiscal year 2023 for one of our defined benefit plans as a result of the restructuring actions undertaken by the Company (see Notes 5 and 16 to our consolidated financial statements).

Provision for Income Taxes

The provision for income taxes and effective income tax rates for fiscal years 2023 and 2022 were as follows (Dollars in thousands):

| | Years Ended March 31, | |
	2023	2022
Provision for income taxes	$ 98,947	$ 131,305
Effective income tax rate	21.3 %	16.9 %

The change in the effective income tax rate between fiscal years 2023 and 2022 was primarily due to the mix of income and losses in the various tax jurisdictions in which we operate.

We recognized excess tax benefits from share-based payments, net of shortfalls of $1.3 million and $16.3 million in the United States in fiscal years 2023 and 2022, respectively, and recognized income tax benefit from the reversal of uncertain tax positions from the expiration of statutes of limitations in the amount of $4.3 million and $4.9 million in fiscal years 2023 and 2022, respectively. In addition, we recognized income tax benefit of $3.7 million from the reversal of uncertain tax positions from an effective settlement of a foreign income tax audit in fiscal year 2022.

As of March 31, 2023 and 2022, the total amount of unrecognized tax benefits due to uncertain tax positions was $186.8 million and $176.0 million, respectively, all of which would affect the effective income tax rate if recognized.

As of March 31, 2023 and 2022, we had $106.4 million and $83.4 million, respectively, in non-current income taxes payable, including interest and penalties, related to our income tax liability for uncertain tax positions. We recognized $2.7 million and $1.5 million, in interest and penalties related to unrecognized tax positions in income tax expense during fiscal years 2023 and 2022, respectively. As of March 31, 2023 and 2022, we had $6.1 million and $3.6 million, respectively, of accrued interest and penalties related to uncertain tax positions.

We file Swiss and foreign tax returns. We received final tax assessments in Switzerland through fiscal year 2019. For other material foreign jurisdictions such as the United States and China, we are generally not subject to tax examinations for years prior to fiscal year 2020 and calendar year 2020, respectively. In the United States, the federal and state tax agencies have the authority to examine periods prior to fiscal year 2020, to the extent allowed by law, where tax attributes were generated, carried forward, and being utilized in subsequent years. We are under examination in foreign tax jurisdictions. If the examinations are resolved unfavorably, there is a possibility that they may have a material negative impact on our results of operations.

Pursuant to the Tax Cuts and Jobs Act of 2017, research and development expenses are required to be capitalized and amortized over five years for U.S. tax purposes if the research and development activities are performed in the U.S. effective for tax year beginning after December 31, 2021. The provision was effective for us beginning in fiscal year 2023. However, the provision which delays the deductibility of research and development expenses is not applicable to our existing research and development activities in the U.S. We evaluate our business activities regularly should the provision become applicable.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

As of March 31, 2023, we had cash and cash equivalents of $1,149.0 million, compared with $1,328.7 million as of March 31, 2022. Our cash and cash equivalents consist of bank demand deposits and short-term time deposits, of which 78% is held in Switzerland and 12% is held in China (including Hong Kong). We do not expect to incur any material adverse tax impact except for what has already been recognized, or to be significantly inhibited by any country in which we do business from the repatriation of funds to Switzerland, our country of domicile.

As of March 31, 2023, our working capital was $1,555.1 million, compared to $1,651.8 million as of March 31, 2022. The decrease was primarily driven by lower inventories, lower cash balances resulting from share repurchases and payments of cash dividends, and lower accounts receivable, net, partially offset by decreases in accounts payable and accrued liabilities.

We had several uncommitted, unsecured bank lines of credit aggregating $181.3 million as of March 31, 2023. There are no financial covenants under these lines of credit with which we must comply. As of March 31, 2023, we had outstanding bank guarantees of $13.6 million under these lines of credit.

The following table presents selected financial information and statistics as of March 31, 2023 and 2022 (Dollars in thousands):

	March 31,	
	2023	**2022**
Accounts receivable, net	$ 630,382	$ 675,604
Accounts payable	$ 406,968	$ 636,306
Inventories	$ 682,893	$ 933,124
Days sales in accounts receivable (DSO)(Days)[1]	59	49
Days accounts payable outstanding (DPO) (Days)[2]	59	78
Inventory turnover (ITO)(x)[3]	3.6	3.2

(1) DSO is determined using ending accounts receivable, net as of the most recent quarter-end and sales for the most recent quarter.
(2) DPO is determined using ending accounts payable as of the most recent quarter-end and cost of goods sold for the most recent quarter.
(3) ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

DSO as of March 31, 2023 increased by 10 days to 59 days, as compared to 49 days as of March 31, 2022, primarily due to lower revenues resulting from softened demand, partially offset by timing of sales within the quarter.

DPO as of March 31, 2023 decreased 19 days, compared to March 31, 2022, primarily due to a reduction in inventory purchases and lower marketing spend, partially offset by softened demand.

ITO as of March 31, 2023 increased 0.4, compared to March 31, 2022, primarily due to a lower inventory balance as of March 31, 2023, partially offset by softened demand.

If we are not successful in launching and phasing in our new products, or market competition increases, or we are not able to sell the new products at the prices planned, it could have a material impact on our sales, gross margin, operating results including operating cash flow, and inventory turnover in the future.

The following table summarizes our consolidated statement of cash flows for the year ended March 31, 2023 (Dollars in thousands):

	Year ended March 31, 2023
Net cash provided by operating activities	$ 534,010
Net cash used in investing activities	(105,730)
Net cash used in financing activities	(583,353)
Effect of exchange rate changes on cash and cash equivalents	(24,620)
Net decrease in cash and cash equivalents	$ (179,693)

For fiscal year 2023, net cash provided by operating activities was $534.0 million resulting from net income of 364.6 million, a favorable impact from adding back non-cash expenses totaling $213.1 million, and an unfavorable net change in operating assets and liabilities of $43.6 million. Non-cash expenses were primarily related to depreciation and amortization, share-based compensation expense, and deferred income taxes. The decrease in accounts receivable, net was primarily driven by lower sales, partially offset by the timing of sales within the quarter. The decrease in inventories was primarily driven by a reduction in inventory purchases to align with lower demand. The decrease in accounts payable was primarily driven by the reduction in inventory purchases. The decrease in accrued and other liabilities was primarily driven by a lower annual bonus accrual and lower marketing spend.

For fiscal year 2023, net cash used in investing activities was $105.7 million, primarily due to $92.4 million purchases of property, plant, and equipment. Our expenditures for property, plant and equipment during fiscal year 2023 were primarily for tooling and equipment, building improvements, and computer hardware and software.

For fiscal year 2023, net cash used in financing activities was $583.4 million, resulting from repurchases of our registered shares of $418.3 million, payments of cash dividends of $158.7 million, and tax withholdings related to net share settlements of restricted stock units of $29.2 million, partially offset by proceeds from exercise of stock options and purchase rights of $28.8 million.

During fiscal year 2023, there was a $24.6 million loss from currency exchange rate effect on cash and cash equivalents, primarily due to exchange rate fluctuations of Euro, Swiss Franc, Chinese Renminbi, and Australian Dollar versus the U.S. Dollar and timing of our cash transactions over the period.

Cash Outlook

Our principal sources of liquidity are our cash and cash equivalents, cash flow generated from operations and, to a much lesser extent, capital markets and borrowings. Our future working capital requirements and capital expenditures may increase to support investments in product innovations and growth opportunities or to acquire or invest in complementary businesses, products, services, and technologies. Market volatility driven by the current macroeconomic and geopolitical environment may increase our costs of capital and otherwise adversely affect our business, results of operations, financial condition and liquidity.

In May 2023, the Board of Directors recommended that we pay cash dividends for fiscal year 2023 of CHF 1.06 per share (approximately $1.16 per share based on the exchange rate on March 31, 2023). Based on our shares outstanding, net of treasury shares, as of March 31, 2023 (159,343,273 shares), this would result in an aggregate gross dividend of approximately CHF 168.9 million (approximately $184.2 million based on the exchange rate on March 31, 2023). In fiscal year 2023, we paid a cash dividend of CHF 0.96 per share, or CHF 156.1 million (U.S. Dollar amount of $158.7 million based on the exchange rate on the date of payment) out of fiscal year 2022 retained earnings. In fiscal year 2022, we paid a cash dividend of CHF 0.87 per share, or CHF 147.0 million (U.S. Dollar amount of $159.4 million) out of fiscal year 2021 retained earnings. In fiscal year 2021, we paid a cash dividend of CHF 0.79 per share, or CHF 134.0 million (U.S. Dollar amount of $146.7 million) out of fiscal year 2020 retained earnings.

In May 2020, our Board of Directors approved the 2020 share repurchase program, which authorized us to invest up to $250.0 million to purchase our own shares. In April 2021, our Board of Directors approved an increase of $750.0 million to the 2020 share repurchase program, to an aggregate amount of $1.0 billion. The Swiss Takeover Board approved this increase and it became effective on May 21, 2021. In July 2022, our Board of Directors approved an increase of $500 million to the 2020 share repurchase program, to an aggregate amount of up to $1.5 billion to purchase up to 17.3 million of Logitech shares. The Swiss Takeover Board approved this increase and it became effective on August 19, 2022. As of March 31, 2023, $505.8 million was available for repurchase under the 2020 repurchase program.

Although we enter into trading plans for systematic repurchases (e.g., 10b5-1 trading plans) from time to time, our share repurchase program provides us with the opportunity to make opportunistic repurchases during periods of favorable market conditions and is expected to remain in effect for a period of three years through July 27, 2023. Shares may be repurchased from time to time on the open market, through block trades or otherwise. Opportunistic purchases may be started or stopped at any time without prior notice depending on market conditions and other factors.

For over ten years, we have generated positive cash flows from our operating activities, including cash from operations of $534.0 million and $298.3 million during fiscal years 2023 and 2022, respectively. If we do not generate sufficient operating cash flows to support our operations and future planned cash requirements, our operations could be harmed and our access to credit facilities could be restricted or eliminated. However, we believe that the trend of our historical cash flow generation, our projections of future operations and our available cash balances will provide sufficient liquidity to fund our operations for at least the next 12 months.

Our other contractual obligations and commitments that require cash are described in the following sections.

Contractual Obligations and Commitments

Purchase Commitments

As of March 31, 2023, we had non-cancelable purchase commitments of $368.1 million for inventory purchases made in the normal course of business from original design manufacturers, contract manufacturers and other suppliers, the majority of which are expected to be fulfilled within the next 12 months. We recorded a liability for firm, non-cancelable, and unhedged inventory purchase commitments in excess of anticipated demand or net realizable value consistent with our valuation of excess and obsolete inventory. As of March 31, 2023, the liability for these purchase commitments was $46.6 million and is recorded in accrued and other current liabilities in the consolidated balance sheet.

We have firm purchase commitments of $26.3 million for capital expenditures, primarily related to commitments for tooling and equipment for new and existing products and commitments to vendors to fit out and furnish office facilities. We expect to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. Although open purchase commitments are considered enforceable and legally binding, the terms generally allow us to reschedule or adjust our requirements based on business needs prior to delivery of goods or performance of services.

Operating Leases Obligation

We lease facilities under operating leases, certain of which require us to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at our option and usually include escalation clauses linked to inflation. The remaining terms of our non-cancelable operating leases expire in various years through 2033. See Note 17 - Leases in our Notes to the consolidated financial statements included in this report for more information on leases.

Income Taxes Payable

As of March 31, 2023, we had $106.4 million in non-current income taxes payable, including interest and penalties, related to our income tax liability for uncertain tax positions. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years in connection with these tax liabilities.

Indemnifications

We indemnify certain suppliers and customers for losses arising from matters such as intellectual property disputes and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances includes indemnification for damages and expenses, including reasonable attorneys' fees. As of March 31, 2023, no material amounts have been accrued for indemnification provisions. We do not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid under our indemnification arrangements.

We also indemnify our current and former directors and certain current and former officers. Certain costs incurred for providing such indemnification may be recoverable under various insurance policies. We are unable to reasonably estimate the maximum amount that could be payable under these arrangements because these exposures are not capped, the obligations are conditional in nature, and the facts and circumstances involved in any situation that might arise are variable.

ADDITIONAL FINANCIAL DISCLOSURES

ADDITIONAL FINANCIAL DISCLOSURES

MARKETING, OPERATIONS, ENVIRONMENTAL SUSTAINABILITY, SALES AND DISTRIBUTION

Design

Over the past decade, Logitech has reinvented itself as a design company, whereby design-led engineering is used as a strategic differentiator. Our key design centers are in Switzerland, Ireland, the United States, and Taiwan, where we have an internal team of designers who work in close collaboration with our engineering and manufacturing teams at the beginning of our innovation process. This capability has driven the transformation of our portfolio over the years. In addition, design significantly impacts Logitech's efforts to improve outcomes for all people and the planet through a program we call Design for Sustainability. All of this work has been recognized through various awards: in fiscal year 2023, we were honored with 116 design awards.

Engineering

Our decades-long expertise in key engineering disciplines such as sensors, acoustics, optics, wireless, and power management is a core competitive advantage of Logitech. Furthermore, we continue to extend our engineering capabilities into more advanced technologies such as software, apps, cloud, data analytics, machine learning, artificial intelligence ("AI") and some core building blocks of navigation and tracking in augmented reality ("AR") or virtual reality ("VR"). Our engineering team has expertise in bringing together these many technologies, across hardware and software to develop an innovative portfolio. These engineering capabilities combined with our award-winning design team form the basis of Logitech's key innovation engine.

Go-To-Market

Logitech has an extensive global go-to-market network that is leveraged to introduce new products, enter new market categories and optimize the value of our existing products and product categories. We have multiple opportunities to drive growth through existing products in existing and new retailers and e-tailers as well as through new products in existing and new retailers and e-tailers. Beyond e-tailers, retail and distribution channels, we have strengthened other commercial channels in areas such as computer and telecommunications stores, value-added resellers and online merchants. As we have increased our investments in the business-to-business ("B2B") channel, we have expanded our enterprise sales coverage through our sales force as well as various channel partners. Expansions into new channels also bring numerous cross-selling opportunities across our broad product portfolio.

Marketing

Across Logitech's multiple categories, we focus on enhancing our marketing capabilities around brand strategy and execution, digital marketing, and marketing technology. With our products and design as a foundation, our marketing demonstrates the relevancy of our products in the lives of our customers, focusing on specific and diverse audiences. We continue to increase our presence when and where our products and messages are most relevant, which enables us to drive brand value.

Operations

Logitech's operations capability consists of a hybrid model of in-house manufacturing (including a wholly-owned facility in Suzhou, China) and third-party contract manufacturers (principally in Asia), which allows us to effectively respond to rapidly changing demand, leverage economies of scale, protect intellectual property, and offer high quality production in even the most sophisticated of products. Our supply chain's extensive global reach, key distribution channels, adoption of factory automation and strategic business relationships combined with extensive analytic modeling expertise, optimization tools and global processes provide a competitive advantage against many of our competitors.

Environmental Sustainability

In recent years, we have accelerated our climate strategy, focused on eliminating our carbon footprint through Reduce, Renew, Restore, and Rethink programs. Reduce focuses on our life-cycle carbon footprint using Design for Sustainability ("DfS") principles across our value chain. Renew motivates us to drive ambitious uptake of renewable electricity and transition away from fossil fuels. In order to support and restore climate-impacted communities and ecosystems, the Restore lever supports annual investment in carbon offsets and removals. We are also Rethinking how we do business, innovating our materials, supply chains, and go-to-market opportunities.

Sales and Distribution

Principal Markets

Sales by geographic region (based on customers' location) for fiscal years 2023, 2022 and 2021 are as follows (in thousands):

	Year Ended March 31,		
	2023	2022	2021
Americas	$ 1,930,908	$ 2,317,941	$ 2,206,552
EMEA	1,299,657	1,724,027	1,735,682
Asia Pacific	1,308,253	1,439,133	1,310,045
Total Sales	$ 4,538,818	$ 5,481,101	$ 5,252,279

Revenues from sales to customers in Switzerland, our country of domicile, represented 3% of our sales for each of fiscal years 2023, 2022 and 2021. In fiscal years 2023, 2022 and 2021, revenues from sales to customers in the United States represented 35%, 34% and 35% of our sales, respectively. In fiscal years 2023, 2022 and 2021, revenues from sales to customers in Germany represented 14%, 15% and 16% of our sales, respectively. Revenues from sales to customers in China represented 11% and 10% of our sales for fiscal year 2023 and 2022, respectively. No other country represented more than 10% of our sales for fiscal years 2023, 2022 or 2021.

Sales and Distribution

Our sales and marketing activities are organized into three geographic regions: the Americas (North and South America), EMEA (Europe, Middle East, Africa) and Asia Pacific (China, Japan, Australia, Taiwan, India and other countries).

We sell our products primarily to a network of distributors, retailers and e-tailers. We support these channels with our direct sales force and third-party distribution centers located in North America, South America, Europe and Asia Pacific.

Our distributor customers typically resell products to retailers, value-added resellers, systems integrators and other distributors with whom Logitech does not have a direct relationship.

Logitech's products can be purchased in a number of major retail chains, where we typically have access to significant shelf space. In addition, Logitech products can be purchased online either directly or indirectly from Logitech.com or through e-tailers, the websites of our major retail chains, and others. Logitech products are also carried by business-to-business direct market resellers.

In fiscal years 2023, 2022 and 2021, Amazon Inc. and its affiliated entities together accounted for 19%, 17% and 13% of our gross sales, respectively. In fiscal years 2023, 2022 and 2021, Ingram Micro Inc. and its affiliated entities together accounted for 13%, 15% and 14% of our gross sales, respectively. TD Synnex and its affiliate entities together accounted for 15% and 14% of our gross sales for fiscal year 2023 and 2022, respectively. No other customer individually accounted for more than 10% of our gross sales during fiscal years 2023, 2022 or 2021.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Logitech's shares are listed and traded on both the SIX Swiss Exchange, where the share price is denominated in Swiss francs, and on the Nasdaq Global Select Market, where the share price is denominated in U.S. Dollars. The trading symbol for Logitech shares is LOGN on the SIX Swiss Exchange and LOGI on the Nasdaq Global Select Market. As of May 3, 2023, there were 173,106,620 shares issued (including 14,368,910 shares held as treasury stock) held by 49,807 holders of record, and the closing price of our shares was CHF 55.40 ($61.89 based on exchange rates on such date) per share on the SIX Swiss Exchange and $62.68 per share as reported by the Nasdaq Global Select Market.

Dividends

Under Swiss law, a corporation may only pay dividends upon a vote of its shareholders. This vote typically follows the recommendation of the corporation's Board of Directors. In May 2023, the Board of Directors recommended that the Company increase the cash dividend per share for fiscal year 2023 by approximately CHF 0.10 per share to CHF 1.06 per share (approximately $1.16 per share based on the exchange rate on March 31, 2023). Based on our shares outstanding, net of treasury shares, as of March 31, 2023 (159,343,273 shares), this would result in an aggregate gross dividend of approximately CHF 168.9 million (approximately $184.2 million based on the exchange rate on March 31, 2023). This amount may vary based on the number of shares outstanding, net of treasury shares, as of the record date for the dividend, but will not exceed approximately CHF 183.5 million (based on our shares currently issued or 173,106,620 shares). This recommendation will be voted on by our shareholders at the Company's 2023 Annual General Meeting.

On September 14, 2022, Logitech's shareholders approved a cash dividend payment of CHF 0.96 per share out of retained earnings to Logitech's shareholders who owned shares on September 27, 2022. Eligible shareholders were paid CHF 0.96 per share ($0.98 per share in U.S. Dollars based on the exchange rate on the date of payment), totaling $158.7 million in U.S. Dollars on September 28, 2022.

On September 8, 2021, Logitech's shareholders approved a cash dividend payment of CHF 147.0 million out of retained earnings to Logitech shareholders who owned shares on September 21, 2021. Eligible shareholders were paid CHF 0.87 per share ($0.95 per share in U.S. Dollars), totaling $159.4 million in U.S. Dollars on September 22, 2021.

Dividends paid and similar cash or in-kind distributions made by Logitech to a holder of Logitech shares (including dividends or liquidation proceeds and stock dividends), other than distributions of qualifying additional paid-in-capital if it is available under the current Swiss tax regime, are subject to a Swiss federal anticipatory tax at a rate of 35%. The anticipatory tax must be withheld by Logitech from the gross distribution and paid to the Swiss Federal Tax Administration.

A Swiss resident holder and beneficial owner of Logitech shares may qualify for a full refund of the Swiss anticipatory tax withheld from such dividends. A holder and beneficial owner of Logitech shares who is a non-resident of Switzerland, but a resident of a country that maintains a double tax treaty with Switzerland, may qualify for a full or partial refund of the Swiss anticipatory tax withheld from such dividends by virtue of the provisions of the applicable treaty between Switzerland and the country of residence of the holder and beneficial owner of the Logitech shares.

In accordance with the tax convention between the United States and the Swiss Confederation (Treaty), a mechanism is provided whereby a U.S. resident (as determined under the Treaty), and U.S. corporations, other than U.S. corporations having a "permanent establishment" or a fixed base, as defined in the Treaty, in Switzerland, generally can obtain a refund of the Swiss anticipatory tax withheld from dividends in respect of Logitech shares, to the extent that 15% of the gross dividend is withheld as final withholding tax (i.e. 20% of the gross dividend may generally be refunded). In specific cases, U.S. companies not having a "permanent establishment" or a fixed base in Switzerland owning at least 10% of Logitech registered shares may receive a refund of the Swiss anticipatory tax withheld from dividends to the extent it exceeds 5% of the gross dividend (i.e., 30% of the gross dividend may be refunded). To get the benefit of a refund, holders must beneficially own Logitech shares at the time such dividend becomes due.

Share Repurchases

In fiscal year 2023, the following approved share repurchase program was in place (in thousands):

Share Repurchase Program	Approved Shares	Approved Amounts [1]
May 2020	17,311	$ 1,500,000

(1) In April 2021, our Board of Directors approved an increase of $750.0 million of the 2020 share repurchase program, to an aggregate amount of $1.0 billion. The Swiss Takeover Board approved this increase and it became effective on May 21, 2021. In July 2022, our Board of Directors approved an increase of $500 million to the 2020 share repurchase program, to an aggregate amount of up to $1.5 billion. The Swiss Takeover Board approved this increase and it became effective on August 19, 2022.

The following tables present certain information related to purchases made by Logitech of its equity securities under its publicly announced share repurchase programs (in thousands, except per share amounts):

| During Fiscal Year Ended | Shares Repurchased(1) | Weighted Average Price Per Share | | Remaining Amount that May Yet Be Repurchased under the Program |
		CHF (LOGN)	USD (LOGI)	
March 31, 2021	1,845	81.35	89.20	$ 85,382
March 31, 2022	4,607	82.15	89.36	$ 423,696
March 31, 2023	7,562	52.94	55.25	$ 505,844

(1) In fiscal year 2021, 2022 and 2023, the number of shares repurchased on the SIX was 1.0 million, 3.9 million, and 7.4 million, respectively, and the number of shares repurchased on NASDAQ was 0.9 million, 0.7 million, and 0.2 million, respectively.

| During the three months ended March 31, 2023 | Total Number of Shares Repurchased | Weighted Average Price Paid Per Share | | Remaining Amount that May Yet Be Repurchased under the Program |
		CHF (LOGN)	USD (LOGI)	
Month 1				
January 1, 2023 to January 27, 2023				
SIX	644	55.24	—	$ 557,808
Month 2				
January 28, 2023 to February 24, 2023				
SIX	202	53.61	—	546,102
Nasdaq	54	—	59.00	542,904
Month 3				
February 24, 2023 to March 31, 2023				
SIX	695	49.11	—	505,844
	1,595	52.33	56.68	$ 505,844

Performance Graph

The information contained in the Performance Graph shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended (the Securities Act), or the Exchange Act.

The following graph compares the cumulative total stockholder return on our shares, the Nasdaq Composite Index, and the S&P 500 Information and Technology Index. The graph assumes that $100 was invested in our LOGI shares, the Nasdaq Composite Index and the S&P 500 Information and Technology Index on March 31, 2018 and calculates the annual return through March 31, 2023. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



_____

*$100 invested on March 31, 2018, in stock or index, including reinvestment of dividends.
Fiscal year ending March 31.
Copyright© 2023 Standard & Poor's, Inc. Used with permission. All rights reserved.

	March 31,										
	2018		**2019**		**2020**		**2021**		**2022**		**2023**
Logitech	$	100	$	109	$	121	$	298	$	212	$	171
Nasdaq Composite Index	$	100	$	111	$	111	$	193	$	209	$	181
S&P 500 Information and Technology Index	$	100	$	115	$	127	$	212	$	257	$	245

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a company with global operations, we face exposure to adverse movements in currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results.

Currency Exchange Rates

We report our results in U.S. Dollars. Changes in currency exchange rates compared to the U.S. Dollar can have a material impact on our results when the financial statements of our non-U.S. subsidiaries are translated into U.S. Dollars. The functional currency of our operations is primarily the U.S. Dollar. Certain operations use the Swiss Franc or the local currency of the country as their functional currencies. Accordingly, unrealized currency gains or losses resulting from the translation of net assets or liabilities denominated in other currencies to the U.S. Dollar are accumulated in the cumulative translation adjustment component of accumulated other comprehensive income (loss) ("AOCI") in shareholders' equity.

We are exposed to currency exchange rate risk as we transact business in multiple currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. Dollar. We transact business in approximately 30 currencies worldwide, of which the most significant to operations are the Euro, Chinese Renminbi, Japanese Yen, Australian Dollar, Canadian Dollar, Pound Sterling and New Taiwan Dollar. For the year ended March 31, 2023, approximately 51% of our sales were in non-U.S. denominated currencies, with 23% of our sales denominated in Euro. The mix of our costs of goods sold and operating expenses by currency are significantly different from the mix of our sales, with a larger portion denominated in U.S. Dollar and less denominated in Euro and other currencies. A strengthening U.S. Dollar has a more unfavorable impact on our sales compared to the favorable impact on our cost of goods sold and operating expenses, resulting in an adverse impact on our operating results.

We enter into currency forward and swap contracts to reduce the short-term effects of currency fluctuations on certain receivables or payables denominated in currencies other than the functional currencies of our subsidiaries. These contracts generally mature within approximately one month. The gains or losses on these contracts are recognized in earnings based on the changes in fair value.

If an adverse 10% foreign currency exchange rate change had been applied to total monetary assets and liabilities denominated in currencies other than the functional currencies at the balance sheet dates, it would have resulted in an adverse effect on income before income taxes of approximately $17.0 million and $24.4 million as of March 31, 2023 and 2022, respectively. The adverse effect as of March 31, 2023 and 2022 is after consideration of the offsetting effect of approximately $8.1 million and $15.9 million, respectively, from foreign exchange contracts in place as of such dates.

We enter into cash flow hedge contracts to protect against exchange rate exposure of forecasted inventory purchases. These hedging contracts mature within approximately four months. Gains and losses in the fair value of the effective portion of the hedges are deferred as a component of AOCI until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold.

If the U.S. dollar had weakened by 10%, the amount recorded in AOCI related to our foreign exchange contracts before tax effect as of March 31, 2023 and 2022 would have been approximately $7.3 million and $12.5 million lower, respectively. The change in the fair value recorded in AOCI would be expected to offset a corresponding foreign currency change in cost of goods sold when the hedged inventory purchases are sold.

REPORT ON CORPORATE GOVERNANCE 2023

REPORT ON CORPORATE GOVERNANCE

Logitech International S.A., together with its consolidated subsidiaries, designs, manufactures and sells products that help businesses thrive and bring people together when working, creating, gaming and streaming.

Logitech sells its products to a broad network of international customers, including direct sales to retailers, e-tailers and end consumers through the Company's e-commerce platform, and indirect sales to end customers through distributors. These products are sold through a number of brands: Logitech, Logitech G (including ASTRO Gaming, Streamlabs, and Blue Microphones) and Ultimate Ears.

Logitech was founded in Switzerland in 1981, and Logitech International S.A. has been the parent holding company of Logitech since 1988. Logitech International S.A. is a Swiss holding company with its registered office in Hautemorges, Switzerland and headquarters in Lausanne, Switzerland, which conducts its business through subsidiaries in the Americas (including North and South America), EMEA (Europe, Middle East, Africa) and Asia Pacific (including, among other countries, China, Taiwan, Japan, India and Australia).

Logitech believes that sound corporate governance practices are essential to an open and responsible corporation. Our corporate governance practices reflect a continuing commitment to corporate accountability, sound judgment, and transparency to shareholders.

As a company whose securities are listed on both the SIX Swiss Exchange and the Nasdaq Global Select Market, our commitment to sound corporate governance principles is guided by the legal and regulatory requirements of both Switzerland and the United States. In addition, Logitech's internal guidelines regarding corporate governance are provided in our Articles of Incorporation, Organizational Regulations (Bylaws), Corporate Governance Principles, and Board Committee Charters.

This Report has been designed to comply with the Corporate Governance Directive of the SIX Swiss Exchange. Portions of the Report are also incorporated by reference from elsewhere in our Invitation, Proxy Statement and Annual Report for the 2023 Annual General Meeting, of which this Report is a part.

1. Group Structure and Shareholders

1.1 Operational Group Structure

Shares of Logitech International S.A. are listed on both the SIX Swiss Exchange (Ticker: LOGN; security number: 2575132) and the Nasdaq Global Select Market (Ticker: LOGI, CUSIP H50430232). The International Securities Identification Number (ISIN) of our shares is CH0025751329. As of March 31, 2023, our market capitalization, based on outstanding shares of 159,343,273, net of treasury shares, amounted to approximately $9.3 billion (CHF 8.5 billion). Refer to section 1.2 below for information on Logitech International S.A.'s holdings in its shares as of March 31, 2023.

References in this Report on Corporate Governance to the "Company" refers to Logitech International S.A. References to "Logitech," "we," "our," and "us" refer to Logitech International S.A. and its consolidated subsidiaries.

Logitech International S.A. directly or indirectly owns 100% of all the companies in the Logitech group, through which it carries on its business and operations. Principal operating subsidiaries include: Logitech Europe S.A. (Lausanne, Switzerland), Logitech Inc. (San Jose, California, USA), and Logitech Technology (Suzhou) Co., Ltd. (Suzhou, China). For a list of Logitech subsidiaries, refer to the table in Note 4 of our Swiss Statutory Financial Statements included hereafter in this Annual Report under the heading "Logitech International S.A., Hautemorges - Swiss Statutory Financial Statements". None of Logitech International S.A.'s subsidiaries have securities listed on a stock exchange as of March 31, 2023.

Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Overview of our Company" in this Annual Report for further information on Logitech's operational group structure.

1.2 Significant Shareholders

Greater than 3% Shareholders as of March 31, 2023

Under Swiss law any person who owns or has the discretionary authority to exercise voting rights exceeding certain percentage thresholds of a company incorporated in Switzerland whose equity securities are listed on a stock exchange in Switzerland is required to notify the company and the relevant Swiss exchange of such holdings. Following receipt of this notification, the company is required to inform the public. With respect to Logitech, the notices received by the Company pursuant to these rules can be accessed on an internet platform operated by the SIX Swiss Exchange at

https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.

To the knowledge of the Company, the beneficial owners holding more than 3% of the voting rights of the Company as of March 31, 2023, other than the Company itself, were as follows:

Name	Number of Shares[1]	Percentage of Voting Rights[2]	Relevant Date
BlackRock, Inc.[3]	9,641,170	5.6%	December 31, 2022
UBS Fund Management (Switzerland) AG[4]	5,208,079	3.0%	July 27, 2022

_____

(1) In accordance with Swiss law, the number of shares set forth includes (i) shares beneficially owned or deemed to be beneficially owned by the relevant shareholder, (ii) shares borrowed from third parties, held in connection with a repurchase agreement or as a collateral, and (iii) shares held for the account of third parties with a discretionary authority to exercise voting rights. The table does not include positions in derivatives. Positions in derivatives can be accessed on the internet platform operated by the SIX Swiss Exchange at

https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.

(2) Shareholdings are calculated based on the aggregate number of voting rights entered into the Swiss commercial register. This aggregate number was 173,106,620 voting rights as of March 31, 2023.

(3) The number of shares held by BlackRock, Inc. is based on the number of shares reported as beneficially owned by BlackRock, Inc. and its subsidiaries on a Schedule 13G filed with the U.S. Securities and Exchange Commission on February 7, 2023.

(4) The number of shares held by UBS Fund Management (Switzerland) AG is based on a notification filed with the SIX Swiss Exchange Regulation on August 5, 2022.

Information on the share ownership of the Company by directors, executive officers and large shareholders as of June 30, 2023, as required by Swiss law, based on the number of the Company's shares outstanding (which is equal to the shares issued less the shares held in the Company's treasury), is set forth in the Company's Invitation, Proxy Statement and Annual Report for the 2023 Annual General Meeting, available at http://ir.logitech.com, under the heading "Security Ownership of Certain Beneficial Owners and Management as of June 30, 2023." Information of the own shares held by the Company in treasury is set forth in section 2.3 below.

1.3 Cross-shareholdings

Logitech has no shareholdings in companies that to its knowledge have shareholdings in Logitech.

2. Capital Structure

2.1 Share Capital

As of March 31, 2023, Logitech International S.A.'s nominal share capital was CHF 43,276,655, consisting of 173,106,620 shares with a par value of CHF 0.25 each.

Nominal conditional share capital designated to cover the potential issuance of shares under employee equity incentive plans amounts to CHF 6,250,000, consisting of 25,000,000 shares. In addition, nominal conditional share capital designated to cover conversion rights that may be granted in connection with a future issuance of debt obligations convertible into Logitech shares amounts to CHF 6,250,000, consisting of 25,000,000 shares. During the

2022 Annual General Meeting, the shareholders of the Company authorized the Board of Directors to issue up to an additional 17,310,662 shares of the Company until September 14, 2024.

2.2 Details on the Company's Authorized and Conditional Share Capital

Authorized share capital. Under Swiss corporate law as in effect until December 31, 2022, the total nominal par value of the shares authorized by shareholders for future issuance is referred to as authorized share capital. With effect as of January 1, 2023, Swiss law introduced the concept of a capital band, which replaces the concept of authorized share capital. Authorized share capital provisions that were in place on January 1, 2023 are grandfathered until they expire in accordance with their terms.

In September 2022, the Board of Directors was authorized to issue up to 17,310,662 new registered shares with a par value of CHF 0.25 each (representing 10% of the Company's share capital as of March 31, 2023). The authorization is valid until September 14, 2024. The purpose of the authorized share capital is to make it possible for the Company to raise capital in a fast and flexible manner whenever necessary to carry out or finance acquisitions or strategic transactions or relationships.

The Board of Directors determines the type of contributions, the issue price, the time of the issue, the conditions for the exercise of the preferential subscription rights, the use of unexercised preferential subscription rights and the date upon which the new shares shall become entitled to dividends. The Board of Directors may authorize the issuance of new shares by means of an underwriting or similar process carried out by one or more banks or other financial institutions with a view to offering the new shares to existing shareholders or to third parties. The Board of Directors may authorize, restrict or exclude the trading of preferential subscription rights. If preferential subscription rights are granted, but not exercised, the Board of Directors shall use the rights associated with the relevant shares in the interest of the Company.

The Board of Directors may restrict or withdraw the preferential subscription rights of existing shareholders, and allocate such rights to third parties or to the Company for valid reasons, in particular if the new shares are being issued in connection with: (a) the acquisition of companies, enterprises, participations, assets, intellectual property rights, licenses or new investment projects; (b) a public offering or private placement of shares for the financing and/or refinancing of an acquisition of the kind referred to under (a) above; (c) a public offering or private placement of shares, under circumstances in which such public offering or private placement would be difficult to carry out or could likely only be carried out under less favorable terms if the preferential subscription rights of existing shareholders were not restricted or withdrawn; (d) the acquisition of a stake in the Company by a strategic partner; or (e) the broadening of the shareholder base of the Company in certain jurisdictions or in the context of a listing or admission to trading on a domestic or foreign stock exchange.

Conditional share capital. Under Swiss corporate law, the total nominal par value of the shares authorized by shareholders for future issuance on the conversion or exercise of derivative securities issued by a company is referred to as conditional share capital. Under Swiss law, a company must have sufficient conditional capital or available treasury shares to cover any conversion rights under derivative securities at the time the derivative securities are issued.

Pursuant to Article 25 of the Company's Articles of Incorporation, the share capital of the Company may be increased by CHF 6,250,000 through the issuance of up to 25,000,000 shares with a par value of CHF 0.25 each (representing 14.4% of the Company's share capital as of March 31, 2023). The purpose of this conditional share capital is to cover option or other equity rights granted or that may be granted to employees, officers and directors of Logitech under its employee equity incentive plans. The conditional share capital increase does not have an expiration date. The shareholders do not have pre-emptive rights to subscribe to the newly issued shares issued out of conditional share capital. For more information on Logitech's employee equity incentive plans please refer to Note 4 - Employee Stock-Based Compensation - to our Consolidated Financial Statements included hereafter in this Annual Report under the heading "Logitech International S.A. - Consolidated Financial Statements".

Although the Company has been authorized by its shareholders to use conditional capital to meet its obligations to deliver shares as a result of employee purchases or exercises under its employee equity incentive plans, the Company has for some years used shares held in treasury to fulfill its obligations under the plans.

In addition, pursuant to Article 26 of the Company's Articles of Incorporation, the share capital of the Company may also be increased by CHF 6,250,000 through the issuance of up to 25,000,000 shares with a par value of CHF 0.25 each (representing 14.4% of the Company's share capital as of March 31, 2023). The purpose of this conditional share capital is to cover conversion rights that may be granted in connection with a future issuance of bonds convertible into

Logitech shares. The conditional share capital increase does not have an expiration date. The shareholders do not have preemptive rights to subscribe to the newly issued shares issuable on conversion of the bonds.

The Board of Directors may limit or withdraw the shareholders' right to subscribe for the bonds by preference for valid reasons, in particular (a) if the bonds are issued in connection with the financing or refinancing of the acquisition of one or more companies, businesses or parts of businesses, or (b) to facilitate the placement of the bonds on the international markets or to increase the security holder base of the Company. If the shareholders' right to subscribe for the bonds by preference is limited or withdrawn, the bonds must be issued at market conditions, the exercise period of the conversion rights must not exceed 7 years from the date of issuance of the bonds, and the conversion price must be set at a level that is not lower than the market price of the shares preceding the determination of the final conditions for the bonds.

2.3 Changes in Shareholders' Equity

No shares have been issued during fiscal years 2023, 2022 and 2021.

As of March 31, 2023, 2022 and 2021, balances in shareholders' equity of Logitech International S.A., based on the parent company's Swiss Statutory Financial Statements, were as follows (in thousands):

		As of March 31,				
		2023		2022		2021
Share capital	CHF	43,277	CHF	43,277	CHF	43,277
Legal capital reserves:						
- Reserve for capital contributions		1,265		1,265		1,265
Legal retained earnings reserves						
- General retained earnings reserves		9,580		9,580		9,580
		10,845		10,845		10,845
Available Retained earnings		2,090,571		1,693,501		1,193,523
Treasury shares		(914,399)		(584,158)		(262,373)
Total shareholders' equity	CHF	1,230,294	CHF	1,163,465	CHF	985,272

The following table shows authorized and conditional share capital as of the last three fiscal year ends (in thousands):

		As of March 31,				
		2023		2022		2021
Authorized share capital	CHF	8,655	CHF	8,655	CHF	8,655
First conditional share capital	CHF	6,250	CHF	6,250	CHF	6,250
Second conditional share capital	CHF	6,250	CHF	6,250	CHF	6,250

For information on Logitech's shareholders' equity as of March 31, 2023 and 2022, refer to the Swiss Statutory Balance Sheets included hereafter in this Annual Report under the heading "Logitech International S.A., Hautemorges - Swiss Statutory Financial Statements".

A summary of the approved share buyback program during fiscal years 2023, 2022 and 2021 is shown in the following table (in thousands, excluding transaction costs).

	Approved		Repurchased	
Share Buyback Program	**Shares**	**Amounts**	**Shares**	**Amounts**
March 2017	17,311	$250,000	2,902	112,614
May 2020	17,311	$1,500,000	14,014	994,156

Share Repurchases

In March 2017, the Company's Board of Directors approved the 2017 share repurchase program, which authorized the Company to use up to $250.0 million to purchase up to 17.3 million of Logitech shares. This share repurchase program expired in April 2020.

In May 2020, the Company's Board of Directors approved the 2020 share repurchase program, which authorized the Company to use up to $250.0 million to purchase up to 17.3 million of Logitech shares. The Company's share repurchase program is expected to remain in effect for a period of three years through July 27, 2023. Shares may be repurchased from time to time on the open market, through block trades or otherwise. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors.

In April 2021, the Company's Board of Directors approved an increase of $750.0 million of the 2020 share repurchase program, to an aggregate amount of $1.0 billion. The Swiss Takeover Board approved this increase and it became effective on May 21, 2021.

In July 2022, the Company's Board of Directors approved an increase of $500 million to the 2020 share repurchase program, to an aggregate amount of up to $1.5 billion to purchase up to 17.3 million of Logitech shares. The Swiss Takeover Board approved this increase and it became effective on August 19, 2022. The 2020 share repurchase program is expected to remain in effect for a period of three years through July 27, 2023. As of March 31, 2023, $505.8 million was available for repurchase under the 2020 repurchase program.

During fiscal year 2023, approximately 7.6 million shares were repurchased for approximately $418.3 million. During fiscal year 2022, approximately 4.6 million shares were repurchased for approximately $412.0 million. During fiscal year 2021, approximately 1.8 million shares were repurchased for approximately $165.0 million.

For further information on Logitech's share repurchases please refer to the heading "Additional Financial Disclosures - Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" included in this Annual Report.

2.4 Share Categories

Registered Shares. Logitech International S.A. has only one category of shares - registered shares with a par value of CHF 0.25 per share. Each of the 173,106,620 issued shares carries the same rights. There are no preferential rights. However, a shareholder must be entered in the share register of the Company to exercise voting rights and the rights deriving therefrom (such as the right to convene a general meeting of shareholders or the right to put an item on the meeting's agenda). Shareholders holding their shares through a bank, broker or other nominee who wish to exercise their voting rights must follow the instructions provided by such bank, broker or other nominee or, absent instructions, contact such bank, broker or other nominee for instructions. Shareholders holding their shares through a bank, broker or other nominee will not automatically be registered in the Company's share register. Refer to section 6 below for an outline of participation rights of the Company's shareholders.

Each share entitles its owner to dividends declared, even if the owner is not registered in the share register of the Company. Under Swiss law, a company pays dividends upon approval by its shareholders. This request for shareholder approval typically follows the recommendation of the Board. Until 2013, other than a one-time distribution to shareholders of additional paid-in capital out of its capital contribution reserves in fiscal year 2012, Logitech had not paid dividends since 1996, using retained earnings to invest in the growth of the Company and, in more recent years, to repurchase the Company's shares. In 2013, the Board proposed that, beginning with fiscal year 2013 and subject to approval by the Company's shareholders and statutory auditors each year, Logitech distributes a recurring annual gross dividend.

The approximate amounts of dividend distributed to date are reflected below:

Year	2015	2016	2017	2018	2019	2020	2021	2022
Amount per Share in CHF	0.51	0.56	0.61	0.67	0.73	0.79	0.87	0.96

In September 2022, the Board distributed a gross dividend of approximately CHF 0.96 per share. On May 15, 2023, the Board approved, subject to approval by the Company's shareholders and other Swiss statutory requirements, a gross dividend of CHF 1.06 per share - see "Proposal 5 - Appropriation of Retained Earnings and Declaration of Dividend" in our Proxy Statement.

Unless this right is restricted in compliance with Swiss law and the Company's Articles of Incorporation, shareholders have the pre-emptive right to subscribe for newly issued shares. Refer to section 2.2 above for a description of the provisions of the Company's Articles of Incorporation relating to the restriction of the shareholders' pre-emptive rights.

2.5 Non-Voting Shares and Bonus Certificates

The Company has not issued non-voting shares ("bons de participation," "Partizipationsscheine"). The Company has not issued certificates or equity securities that provide financial rights in consideration for services rendered or claims waived (referred to as "bonus certificates," "bons de jouissance," or "Genussscheine").

2.6 Limitations on Transferability and Nominee Registration

The Company and its agents Devigus Shareholder Services, as primary transfer agent, and Computershare, as U.S. transfer agent, maintain a share register that lists the names of the registered owners of the Company's shares. Registration in the share register occurs upon request and is not subject to any conditions. Nominee companies and trustees can be entered into the share register with voting rights. There are no restrictions on transfers of shares under the Company's Articles of Incorporation or Swiss law. However, only holders of shares that are recorded in the share register are recognized as shareholders, and a transfer of shares reflected in the share register is recognized by the Company only to the extent we are notified of the transfer.

Refer to section 6.1 below for the conditions for exercise of shareholders' voting rights.

2.7 Conversion and Option Rights

Logitech does not have any outstanding bonds or other securities with conversion rights and has not issued warrants on its shares.

Logitech has issued stock options and restricted stock units, including performance-based restricted stock units, to its employees and directors. Please refer to our Invitation and Proxy Statement for the 2023 Annual General Meeting, under the heading "Equity Compensation Plan Information", for details on option rights and restricted stock units issued under our employee equity incentive plans, as well as other information regarding those plans, and to Note 4 - Employee Stock-Based Compensation - to our Consolidated Financial Statements included hereafter in this Annual Report under the heading "Logitech International S.A. - Consolidated Financial Statements".

3. The Board of Directors

3.1 and 3.2 Members of the Board of Directors and their Activities Outside of the Logitech Group

For the current members of our Board of Directors, further information regarding the Board of Directors and their material activities outside of the Logitech group, please refer to our Invitation and Proxy Statement for the 2023 Annual General Meeting, under the heading "Corporate Governance and Board of Directors Matters".

3.3 Permitted Activities

Pursuant to Article 17 bis of the Company's Articles of Incorporation, each member of our Board of Directors may assume up to ten mandates in supreme management or supervisory bodies of legal entities outside the Logitech group, of which no more than four may be in listed companies. In addition, each member of our Board of Directors may assume up to ten mandates in the governing bodies of charitable or similar organizations.

The following mandates are not subject to these limitations:

a) mandates in companies controlled by the Company or that control the Company;
b) mandates that a member of our Board of Directors assumes at the request of the Company or of a company controlled by it; and
c) mandates in companies that are not required to be registered in the commercial registry in Switzerland or in an equivalent registry outside of Switzerland.

Mandates for legal entities under common control or at the request of such legal entities are counted as a single mandate for purposes of determining permitted activities.

Each member of our Board of Directors is currently in compliance with the above-mentioned requirements.

3.4 Elections and terms of office

For information regarding the time of first election and term of office of each member of our Board of Directors, please refer to our Invitation and Proxy Statement for the 2023 Annual General Meeting, under the heading "Corporate Governance and Board of Directors Matters".

Pursuant to Article 14 of the Company's Articles of Incorporation, the members of the Board of Directors shall be elected individually by the General Meeting for a term of office expiring after completion of the subsequent Annual General Meeting. Each member of our Board of Director shall be indefinitely re-eligible.

The Company's Articles of Incorporation do not differ from the statutory legal provisions with regard to the appointment of the chairperson, the members of the compensation committee and the independent proxy.

3.5 Organization

For information regarding the organization of the Board of Directors and its committees, please refer to our Invitation and Proxy Statement for the 2023 Annual General Meeting, under the heading "Corporate Governance and Board of Directors Matters".

3.6 Definition of areas of responsibility

Information regarding the powers and duties of the Board of Directors, the Company's Chairperson, the Company's Chief Executive Officer and the Company's Lead Independent Director are set forth in our Invitation and Proxy Statement for the 2023 Annual General Meeting, under the heading "Corporate Governance and Board of Directors Matters", including under the subheadings "Board Responsibilities and Structure" and "Board Committees". These powers and duties are further detailed in the Company's Organizational Regulations, which can be accessed on the Company's website at http://ir.logitech.com/corporate-governance/governance-documents/default.aspx, in Sections 2 ("The Board"), 3 ("The Chairperson of the Board"), 4 ("The Chief Executive Officer") and 5 ("The Group Management Team").

3.7 Information and control instruments

The means by which the Board of Directors supervises the Company's executive officers are described in our Invitation and Proxy Statement for the 2023 Annual General Meeting, under the heading "Corporate Governance and Board of Directors Matters".

Additional information and control instruments include: (i) the Company's external auditors, KPMG AG, and independent registered public accounting firm, KPMG LLP, who conduct their audits in compliance with Swiss law and Swiss Auditing Standards and the regulations of the U.S. Securities and Exchange Commission (the "SEC") and the Public Company Accounting Oversight Board (the "PCAOB"), respectively, as well as Auditing Standards Generally Accepted in the United States of America ("U.S. GAAP"); and (ii) the Company's Internal Audit function. Logitech Internal Audit covers all of the Company's business and operations worldwide and completes assignments based on annual internal audit plans approved by the Audit Committee of the Board. Logitech Internal Audit assesses the reliability of financial and operational information and the effectiveness of controls and processes for compliance with internal, legal, regulatory and statutory requirements. Findings are communicated to management and to the Audit Committee in regular quarterly reports as well as in interim communications with the Audit Committee or the Audit Committee Chairperson. The Audit Committee Chairperson provides updates to the Board at least quarterly. The Audit Committee reviews and monitors management's responsiveness to Internal Audit's findings and recommendations and, as appropriate, follow-up audits are planned to ensure proper remediation. The Audit Committee oversees the Logitech Internal Audit function. Logitech's Compliance function - including Legal, Internal Audit and, where appropriate, People & Culture - also conducts investigations in connection with Internal Audit's findings or other internal or external reports. The Head of Logitech Internal Audit reports administratively to the Chief Financial Officer and has a functional reporting line and direct access to the Audit Committee Chairperson. In addition to overseeing Logitech Internal Audit function, including reviewing the scope of work, the recommendations made and the progress of implementation, the Audit Committee has responsibility for determining the compensation of the Head of Logitech Internal Audit.

The Board's role in risk oversight is described in our Invitation and Proxy Statement for the 2023 Annual General Meeting, under the heading "Corporate Governance and Board of Directors Matters" and the sub-heading "The Board's Role in Risk Oversight". In addition, both executive management and other senior leaders and managers provide risk assessments on various aspects of the Company's business and regions in regular reports to the Board.

The Audit Committee reviews with management and the independent auditors the Company's major financial risk exposures and the steps management has taken to monitor and control those exposures, including the Company's guidelines and policies with respect to risk assessment and risk management.

The Technology and Innovation Committee of the Board reviews the Company's cybersecurity, information security and other technology risks, controls and procedures, including review of the Company's current threat landscape, strategy to mitigate cybersecurity, information security and other technology risks, and critical incident response plans.

Logitech Internal Audit also has responsibility for enterprise risk management. Logitech Internal Audit conducts an annual survey from across the Company - including all business functions, product categories and regions - of the Company's key risks. The findings and details of this assessment, together with a heat map and recommendations, are presented at least once a year to the Audit Committee by the Head of Internal Audit. The enterprise risk management assessment factors into the development by Logitech Internal Audit and the Audit Committee of the annual Internal Audit plan and internal controls, which are then implemented or overseen by Logitech Internal Audit. Progress on the Internal Audit Plan and on internal controls is provided to the Audit Committee in regular quarterly reports as well as in interim communications with the Audit Committee or the Audit Committee Chairperson.

The risks identified by Logitech are set forth in the Company's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission and posted to the Company's Investor Relations website (*https://ir.logitech.com*), under the headings "Item 1A, Risk Factors" and "Item 7A, Quantitative and Qualitative Disclosures about Market Risk". Logitech's financial condition and results of operations, including the manner in which the main risks identified by Logitech may affect those, are discussed under the heading "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Annual Report on Form 10-K referred to above.

4. Group Management Team

4.1 Members of the Group Management Team

The members of our Group Management Team as of March 31, 2023 are set forth below:

Bracken Darrell 60 Years Old President and Chief Executive Officer U.S. national	*Bracken Darrell* joined Logitech as President in April 2012 and became Chief Executive Officer in January 2013. Prior to joining Logitech, Mr. Darrell served as President of Whirlpool EMEA and Executive Vice President of Whirlpool Corporation, a home appliance manufacturer and marketing company, from January 2009 to March 2012. Previously, Mr. Darrell had been Senior Vice President, Operations of Whirlpool EMEA from May 2008 to January 2009. From 2002 to May 2008, Mr. Darrell was with the Procter & Gamble Company ("P&G"), a consumer brand company, most recently as the President of its Braun GmbH subsidiary. Prior to rejoining P&G in 2002, Mr. Darrell served in various executive and managerial positions with General Electric Company from 1997 to 2002, with P&G from 1991 to 1997, and with PepsiCo Inc. from 1987 to 1989. Mr. Darrell holds a BA degree from Hendrix College and an MBA from Harvard University.
Charles Boynton 55 Years Old Chief Financial Officer U.S. national	*Charles Boynton* joined Logitech as Chief Financial Officer in February 2023. Prior to joining Logitech, Mr. Boynton served as the Executive Vice President, Chief Financial Officer of Plantronics, Inc. (dba Poly), a technology company specializing in video and video solutions as well as team collaboration, from March 2019 to October 2022. Prior to joining Poly, Mr. Boynton served as Executive Vice President and Chief Financial Officer of SunPower Corporation, a global energy company and provider of solar power solutions, from March 2012 to May 2018, and continued as an Executive Vice President until July 2018. Mr. Boynton also served as the Chairman and Chief Executive Officer of 8point3 General Partner LLC, the general partner of 8point3 Energy Partners LP, an affiliate of SunPower, from March 2015 to June 2018. From 2010 to 2018, Mr. Boynton held various leadership positions at SunPower, including Principal Accounting Officer, Acting Chief Financial Officer and Vice President, Finance and Corporate Development. Earlier in his career, Mr. Boynton held key financial positions at Intelliden, Commerce One, Inc., Kraft Foods, Inc., and Grant Thornton, LLP. Mr. Boynton currently serves on the Board of Directors of Nextracker Inc. Mr. Boynton earned his master's degree in business administration at the Kellogg School of Management at Northwestern University and holds a Bachelor of Science degree in Accounting from the Kelley School of Business at Indiana University Bloomington.
Prakash Arunkundrum 48 Years Old Chief Operating Officer U.S. national	*Prakash Arunkundrum* is Logitech's Chief Operating Officer, a position he has held since February 2023. He was previously Logitech's Head of Global Operations & Sustainability, a role he held from May 2018. He joined Logitech in 2015 and held operations positions as Vice President New Product Introductions & Strategic Initiatives from August 2015 to July 2016 and Vice President Global Sourcing and New Product Introductions from July 2016 to May 2018. Prior to joining Logitech, Mr. Arunkundrum was a Principal at A.T. Kearney, a global management consulting firm, from July 2014 to August 2015. He also served as Director, Management Consulting at PricewaterhouseCoopers, a multinational professional services network of firms, from September 2011 to July 2014 and Principal at PRTM Management Consultants LLC, a management consulting firm acquired by PricewaterhouseCoopers, from March 2010 to September 2011. Prior to his management consulting roles, Mr. Arunkundrum held several management positions at i2 Technologies, a supply chain management company acquired by JDA Software, from March 2007 to February 2010. Early in his career, he held product management positions at supply chain startups and i2 Technologies. Mr. Arunkundrum holds a BTech degree in Chemical Engineering from Central ElectroChemical Research Institute ("CECRI") in Karaikudi, India and a Master of Science in Materials Engineering from University of Maryland at College Park.
Samantha Harnett 47 Years Old Chief Legal Officer U.S. national	*Samantha Harnett* joined Logitech as General Counsel in June 2020 and became Chief Legal Officer in April 2023. Prior to joining Logitech, Ms. Harnett served in various legal and management roles at Eventbrite, Inc., a global self-service ticketing and experience technology platform, most recently as Chief Legal and Operations Officer from October 2019 to June 2020. While at Eventbrite, she also served as Senior Vice President, General Counsel from May 2018 to October 2019 and Vice President, General Counsel from November 2015 to May 2018. From March 2005 to November 2015, Ms. Harnett served in various positions at ZipRealty, Inc., a real estate technology and online brokerage company, including most recently as General Counsel and Senior Vice President of Business Development from October 2009 to November 2015. She also served as an associate at Wilson Sonsini Goodrich and Rosati, P.C. Ms. Harnett holds a BA degree from California State University, Chico and a JD from Santa Clara University School of Law.

4.2 Involvements outside Logitech of the Members of the Group Management Team

Mr. Charles Boynton, Logitech's Chief Financial Officer, currently serves on the board of directors and chair of the Audit Committee of Nextracker Inc (Nasdaq: NXT). No other member of Logitech's Group Management Team as of March 31, 2023 has material supervisory, management, or advisory functions outside Logitech or holds any official functions or political posts.

4.3 Permitted Activities

Pursuant to Article 18 ter of the Company's Articles of Incorporation, each member of our Group Management Team may assume up to five mandates in supreme management or supervisory bodies of legal entities outside the Logitech group, of which no more than two may be in listed companies. In addition, each member of our Group Management Team may assume up to five mandates in the governing bodies of charitable or similar organizations.

The following mandates are not subject to these limitations:

a) mandates in companies controlled by the Company or that control the Company;
b) mandates that a member of our Group Management Team assumes at the request of the Company or of a company controlled by it; and
c) mandates in companies that are not required to be registered in the commercial registry in Switzerland or in an equivalent registry outside of Switzerland.

Mandates for legal entities under common control are counted as a single mandate for purposes of determining permitted activities.

Each member of our Group Management Team is currently in compliance with the above-mentioned requirements.

4.4 Management Contracts

Logitech has not entered into any contractual relationships regarding the management of the Company or its subsidiaries.

5. Compensation, Shareholdings and Loans

5.1 Compensation Principles

Please refer to Logitech's "Compensation Report for Fiscal Year 2023" included in our Invitation and Proxy Statement for the 2023 Annual General Meeting for information on Logitech's compensation of its Board members and executive officers, and regarding how and why we make compensation decisions.

In addition, for information required to be disclosed under Swiss law regarding compensation during fiscal year 2023 of the individual members of the Board and of the members of the Group Management Team, in aggregate, and regarding the security ownership of members of the Board of Directors and of members of the Group Management Team as of March 31, 2023, among other disclosures, please refer to the "Compensation Tables Audited Under Swiss Law" included in our Invitation and Proxy Statement (the "Swiss Remuneration Report") for the 2023 Annual General Meeting and Note 8 - Share Ownership of Board Members and Group Management Team - in the Company's Statutory Financial Statements included hereafter in this Annual Report under the heading "Logitech International S.A., Hautemorges - Swiss Statutory Financial Statements".

5.2 Rules in the Company's Articles of Incorporation

Pursuant to Article 19 bis of the Company's Articles of Incorporation, compensation of non-executive members of our Board of Directors consists of cash payments and shares or share equivalents corresponding to a fixed amount and reflecting the functions and responsibilities assumed.

Pursuant to Article 19 bis and Article 19 ter of the Company's Articles of Incorporation, compensation of members of our Board of Directors who have delegated management responsibilities and of our Group Management Team consists principally of (i) base salary, (ii) performance-based cash compensation in the form of incentive cash payments, and (iii) equity incentive awards. Base salary rewards executives for their individual contribution to the Company and their expected day-to-day services. Performance-based cash compensation takes appropriate account of the achievement of the Company's, individual employees' or other performance goals. The target level of the performance-based cash compensation elements is determined as a percentage of the base salary. Performance-based cash compensation may amount up to a predetermined multiplier of the target level. Its amount may also reflect an overall assessment of the executive's performance or the Company's objectives. Equity incentive awards provide a direct incentive for future performances and align the interest of the executives with those of the Company's shareholders. Equity incentive awards are governed by performance metrics that take into account strategic or other objectives of the Company or by reference to the duration of the executive's service to the Company or companies controlled by it. The performance metrics and target levels applicable to performance-based cash compensation and equity incentive awards, as well as their achievement, are determined by our Compensation Committee.

Compensation to executives may also be paid or granted in the form of financial instruments or similar units and executives may participate in share purchase plans established by the Company or companies controlled by it, under the terms of which eligible employees may allocate a portion of their compensation to the purchase of shares of the Company at a discount to market price.

Our Compensation Committee decides upon each grant as well as the applicable vesting, blocking, exercise and forfeiture conditions; it may provide for continuation, acceleration or removal of vesting and exercise conditions, for payment or grant of compensation assuming target achievement or for forfeiture in the event of predetermined events such as termination of employment or office or change of control. Compensation may be paid by the Company or companies controlled by it.

Pursuant to Article 19 quater of the Company's Articles of Incorporation, upon proposal of the Board of Directors, the General Meeting approves the maximum aggregate amount of the compensation of (i) the Board of Directors, for the period up to the next Annual General Meeting, and (ii) the Group Management Team, for the next business year. The Board of Directors may submit to the General Meeting for approval proposals in respect of maximum aggregate amounts and/or individual compensation components for other time periods and/or propose the payment of additional amounts for special or extraordinary services of some or all of the members of the Board of Directors or of the Group Management Team. If the General Meeting rejects a proposal submitted by the Board of Directors, the Board of Directors may submit an alternative proposal to the same or a subsequent General Meeting. The Company or companies controlled by it may grant or pay compensation subject to subsequent ratification at a General Meeting and claw-back by the Company in case of rejection by the General Meeting.

Pursuant to Article 19 quinquies of the Company's Articles of Incorporation, if the maximum aggregate amount of compensation already approved by the General Meeting is not sufficient to also cover the compensation of one or more persons who become members of the Group Management Team during a compensation period for which the General Meeting has already approved the compensation of the Group Management Team (new hire), the Company or companies controlled by it are authorized to pay an additional amount with respect to the compensation period already approved. Such additional amount may not exceed: for the head of the Management Team (CEO), 140% of the total annual compensation of the former CEO; and for any new hire other than the CEO, 140% of the highest total annual compensation of any member of the Management Team other than the CEO.

Pursuant to Article 19 sexies of the Company's Articles of Incorporation, members of the Board of Directors and of the Group Management Team may not receive credits or loans from the Company or from a company controlled by it. Compensation paid to members of the Board of Directors or of the Group Management Team for activities in companies that are controlled by the Company is permitted, and this compensation will be included in the total compensation payable to the Board of Directors or to the Group Management Team, as applicable, which is subject to the approval of the General Meeting. Pension contributions and benefits will be made or provided in accordance with the regulations applicable to the pension schemes in which the Company or the companies controlled by it participate in Switzerland or abroad.

6. Shareholders' Participation Rights

6.1 Exercise and Limitations to Shareholders' Voting Rights

Each registered share confers the right to one vote at a general meeting of shareholders. There are no limitations to the number of voting rights that a shareholder or group of shareholders is entitled to exercise, and there are no preferential voting rights. To exercise voting rights at a general meeting of shareholders, a shareholder must have registered their shares by the date set by the Board of Directors for the closing of the share register before each general meeting of shareholders. Refer to section 2.6 above for more information on the registration process.

Any shareholder may be represented at a meeting by a person of its choice who need not be a shareholder of the Company. The power of attorney must be made in writing. The use of a form prepared by the Company may be required.

There are currently no limitations under Swiss law or in the Company's Articles of Incorporation restricting the rights of shareholders outside Switzerland to hold or vote Logitech shares.

Swiss law requires that shareholders be allowed to give instructions to the independent proxy by electronic means.

6.2 Shareholders' Resolutions for which a Particular Majority is Required

In general, the resolutions of the general meeting of shareholders are passed with a simple majority of the votes cast. However, a number of resolutions may only be passed with a majority of two-thirds of the votes and the absolute majority of the aggregate par value of the shares, each as represented at the general meeting, including the following:

- change in the Company's corporate purpose;
- creation of shares with privileged voting rights;
- restriction of the transferability of the shares;
- creation of a capital band or conditional share capital;
- capital increases out of equity, against contributions in kind, or by set-off with a claim;
- grant of special benefits;
- any change in the currency of the share capital;
- suppression or limitation of the shareholders' preferential subscription right;
- a delisting of the Company's shares from a stock exchange;
- change of the registered office of the Company; and
- liquidation of the Company.

6.3 Convocation of the General Meeting of Shareholders

The Board of Directors generally convenes a general meeting of shareholders. The convocation notice has to be sent in accordance with the Articles of Incorporation at least 20 days prior to the meeting.

Under our Articles of Incorporation one or more shareholders who represent together at least 10% of the share capital of the Company may demand that the Board of Directors convene a meeting. Such demands must be made in writing and received by the Board of Directors at least 60 days before the date of the proposed meeting.

The Company has received an exemption from compliance with a Nasdaq listing standard that requires that the quorum for shareholder meetings be at least 33⅓% of the outstanding voting shares. Under Swiss law, public companies do not have specific quorum requirements for shareholder meetings. Accordingly, Logitech, like most other Swiss public companies, does not observe quorum requirements with respect to its shareholder meetings. In compliance with Swiss law, Logitech sends an invitation to all of its registered shareholders and publishes the notice of the meeting in the Swiss financial press. It also sends a proxy statement, or a notice of availability of the proxy statement, in either case prepared in accordance with U.S. securities laws, to all registered shareholders and all beneficial shareholders where requested by the registered shareholder or required by law. Logitech has combined the invitation required under Swiss law and the proxy statement required under U.S. law into one document, titled Invitation and Proxy Statement, for its 2023 Annual General Meeting, and combined it with its Annual Report required under Swiss law and U.S. law to create one convenient document for shareholders. Also, to encourage attendance, Logitech holds its Annual General Meeting close to its operations in Switzerland.

6.4 Shareholders' Right to Place Items on the Agenda of a Meeting

Under the Company's Articles of Incorporation, one or more registered shareholders who together represent shares representing at least the lesser of (i) one percent of the Company's issued share capital or (ii) an aggregate par value of one million Swiss francs, may demand that an item be placed on the agenda of a meeting of shareholders.

A request to place an item on the meeting agenda must be in writing, describe the proposal and be received by our Board of Directors at least 60 days prior to the date of the meeting. Demands by registered shareholders to place an item on the agenda of a meeting of shareholders should be sent to:

Secretary to the Board of Directors, Logitech International S.A., EPFL - Quartier de l'Innovation, Daniel Borel Innovation Center 1015 Lausanne, Switzerland, or c/o Logitech Inc., 3930 North First Street, San Jose, CA 95134, USA.

6.5 Registration in the Company's Share Register

Registration into the Company's share register, or the sub-register maintained by the Company's U.S. transfer agent, Computershare, occurs upon request and is not subject to any condition. The Company's share register closes before a general meeting of shareholders on a date designated by the Board of Directors. Only those shareholders who are registered in the share register on the day the share register is closed have the right to vote at the meeting.

7. Mandatory Offer and Change of Control Provisions

7.1 Mandatory Offer

Under Swiss law any shareholder who acquires directly, indirectly or by acting in concert with third parties more than 33⅓% of the voting rights of a Swiss company whose shares are listed in whole or in part in Switzerland is required to make an offer to acquire all listed equity securities of the company at a minimum price. Logitech International S.A.'s Articles of Incorporation do not remove this requirement and do not increase the participation threshold above which an offer must be made. Consequently, any person having acquired more than a third of the Company's voting rights will be required to make an offer for all outstanding shares of the Company.

7.2 Change of Control Provisions

Please refer to our "Compensation Report for Fiscal Year 2023" included in of our Invitation and Proxy Statement for the 2023 Annual General Meeting for information on the consequences of change of control on equity awards made to members of the Board of Directors and the Group Management Team.

8. Auditors

Under the Company's Articles of Incorporation, the shareholders elect the Company's independent auditors each year at the Annual General Meeting. Re-election is permitted.

The Company's auditors are currently KPMG AG, Badenerstrasse 172, CH-8036, Zürich, Switzerland. KPMG assumed its first audit mandate for Logitech in 2014. The responsible principal audit partner as of March 31, 2023 is Regula Tobler, who replaced Rolf Hauenstein following the Company's 2021 Annual General Meeting due to partner rotation requirements. The responsible principal audit partner changes at least once every seven years, as required under Swiss law. For purposes of U.S. securities law reporting, KPMG LLP, San Francisco, California, serves as the Company's independent registered public accounting firm.

Please refer to the headings "Corporate Governance and Board of Directors Matters", "Independent Auditors" and "Report of the Audit Committee" included in Logitech's Invitation, Proxy Statement and Annual Report for the 2023 Annual General Meeting for further information regarding the audit and non-audit fees paid by Logitech to KPMG during fiscal year 2023, pre-approval policies for non-audit work by KPMG, and the supervisory and control instruments of the Board of Directors, including the Audit Committee of the Board, over the work and activities of KPMG.

9. Information Policy

The Company reports its financial results quarterly with an earnings press release. Quarterly financial results are currently scheduled to be released as follows:

Q1 FY'24 Earnings Release and Conference Call	July 24-25, 2023
Q2 FY'24 Earnings Release and Conference Call	October 23-24, 2023
Q3 FY'24 Earnings Release and Conference Call	January 22-23, 2024
Q4 FY'24 Earnings Release and Conference Call	April 30 - May 1, 2024

The Company's 2023 Annual General Meeting is to be held September 13, 2023 at the SwissTech Convention Center, EPFL, Lausanne, Switzerland.

All registered shareholders and all shareholders in the United States that hold their shares through a U.S. bank or brokerage or other nominee receive a copy of the Logitech Invitation, Proxy Statement and Annual Report, or a notice that such documents are available. The Annual Report section of the document contains an overview of Logitech's business in the fiscal year, audited financial statements for the group and the Company, the Report on Corporate Governance and other key financial and business information. The Invitation and Proxy Statement section of the document includes a description of the matters to be acted upon at the Annual General Meeting of shareholders, a "Compensation Report for Fiscal Year 2023" on executive officer and Board member compensation, the Swiss Remuneration Report required under Swiss law, and other disclosures required under applicable Swiss and U.S. laws.

Logitech holds public conference calls after our quarterly earnings releases to discuss the results and present an opportunity for institutional analysts to ask questions to the Chief Executive Officer and Chief Financial Officer. Logitech also holds periodic analyst days where senior management present reviews of Logitech's business. These events are webcast and remain available on Logitech's Investor Relations website for a period of time after the events. Logitech senior management also regularly participates in institutional investor seminars and roadshows, many of which are also webcast.

Our Investor Relations website is located at *http://ir.logitech.com*. We post and maintain an archive of our earnings and other press releases, including ad hoc, current reports, annual and quarterly reports, earnings release schedule, information regarding annual general meetings, further information on corporate governance, and other information regarding the Company on the Investor Relations website. The information we post includes, and in the future will include, filings we make with the U.S. Securities and Exchange Commission, or SEC, including reports on Forms 10-K, 10-Q and 8-K, our proxy statement related to our annual shareholders' meeting, including our "Compensation Report for Fiscal Year 2023" on executive officer and Board member compensation, the Swiss Remuneration Report required under Swiss law and any amendments to those reports or statements filed or furnished pursuant to U.S. securities laws or Swiss laws. All such filings and information are available free of charge on the website, and we make them available on the website as soon as reasonably possible after we file or furnish them with the SEC. The contents of these websites are not intended to be incorporated by reference into this report or in any other report or document we file and our references to these websites are intended to be inactive textual references only.

In addition, Logitech publishes press releases upon occurrence of significant events within Logitech. Shareholders and members of the public may elect to receive e-mails when Logitech issues press releases upon occurrence of significant events within Logitech or other press releases by subscribing through *https://ir.logitech.com/home/ default.aspx*.

As a Swiss company traded on the SIX Swiss Exchange, and as a company subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended, we file reports on transactions in Logitech securities by members of Logitech's Board of Directors and executive officers. The reports that we file with the SEC on Forms 3, 4 and 5 may be accessed on our website or on the SEC's website at *http://www.sec.gov*, and the reports that we file that are published by the SIX Swiss Exchange may be accessed at

https://www.ser-ag.com/en/resources/notifications-market-participants/management-transactions.html#.

For no charge, a copy of our annual reports and filings made with the SEC are available on our website and can be requested by contacting our Investor Relations department: Logitech Investor Relations, 3930 North First Street, San Jose, CA 95134, USA, Main +1-510-916-9842, e-mail: *IR@logitech.com*.

10. Global Quarterly Blackout Period

No director, officer or employee of Logitech, or any consultant or contractor with access to Logitech confidential information, may directly or through others trade in Logitech's securities during the period starting on the 15th day of the last month of each fiscal quarter until two days after our earnings are released to the public.

11. Consolidated Subsidiaries

For the listing of consolidated subsidiaries as of March 31, 2023, please refer to the table in Note 4 of our Swiss Statutory Financial Statements included hereafter in this Annual Report under the heading "Logitech International S.A., Hautemorges - Swiss Statutory Financial Statements".

12. Subsequent Events

Effective June 13, 2023, Bracken Darrell resigned from his position as the President and Chief Executive Officer of the Company, as a member of the Board of Directors and as a member of Logitech's Group Management Team. Also effective June 13, 2023, the Board of Directors appointed Guy Gecht, a member of the Board of Directors, as the Company's Interim Chief Executive Officer while a global search of internal and external candidates is conducted.



SWISS EQUALITY PAY ANALYSIS

Beginning 1 July 2020, employers in Switzerland with 100 or more employees are obliged to carry out an internal equality pay analysis within one year. Logitech, in combination with an independent audit firm, completed the internal equity pay analysis of our Logitech Europe S.A. legal entity in accordance with the Swiss Federal Act of 24 March 1995 on Gender Equality. The result of this analysis was audited by an independent audit firm and confirmed that equal pay requirements between women and men was met.

LOGITECH INTERNATIONAL S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Statutory Auditor's Report

To the General Meeting of Logitech International S.A., Hautemorges

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Logitech International S.A and its subsidiaries (the Group), which comprise the consolidated balance sheets as of March 31, 2023, and 2022, and the related consolidated statements of operational, comprehensive income, cash flows and stockholders' equity for the years then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2023, and 2022, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles and comply with Swiss law.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS) and in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of the Group, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit, which include relevant ethical requirements in the United States of America, with the provisions of Swiss law and the requirements of the Swiss audit profession.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters



EVALUATION OF THE SIGNIFICANT ASSUMPTIONS UNDERLYING THE BREAKAGE RATES FOR CERTAIN CUSTOMER PROGRAMS



ASSESSMENT OF THE ACCRUALS FOR CERTAIN CUSTOMER PROGRAMS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.





EVALUATION OF THE SIGNIFICANT ASSUMPTIONS UNDERLYING THE BREAKAGE RATES FOR CERTAIN CUSTOMER PROGRAMS

Key Audit Matter

The Group recorded accounts receivable allowances of receivable allowances totaling $211.0 million and accrued Customer Program liabilities totaling $206.5 as of March 31, 2023, for various cooperative marketing arrangements and customer incentive and pricing pro grams (collectively, Customer Programs). The Group estimates the percentage of Customer Programs that will not be claimed or will not be earned by customers, which is commonly referred to as "breakage". Breakage reduces the Group's allowances and accruals for certain Customer Programs, and it is applied at the time of sale. The Group uses judgment in assessing the period in which claims are expected to be submitted and the relevance of historical claim experience.

The significant assumptions in the breakage rates estimate included 1) the determination of the period in which the claims are expected to be submitted by the customers; 2) the assessment of the relevance of historical customer claim experience; and 3) the assessment of the relevance of the historical trend of claims submitted after the expected period. The evaluation of the significant assumptions required a high degree of auditor judgment due to the inherent uncertain ties related to such assumptions as well as recent changes in certain customers' claim processing behavior in the current economic environment and therefore required increased audit consideration.

Our response

We have analyzed management's processes and controls established to estimate the breakage applied to allowances for Customer Programs. We have evaluated the design and tested the operating effectiveness of internal controls related to the process to determine the breakage rate estimate. This included controls related to the Group's evaluation of significant assumptions in the breakage rates estimate.

Furthermore, in relation to the assumptions underlying the breakage rates related to certain Customer Pro-grams we have, amongst others, performed the following procedures:

– We evaluated the underlying information related to the expected period that a customer claim will be submitted and assessed the relevance of historical claim experience by analyzing the trend in the customers' historical claims and accruals information for certain Customer Programs.

– We assessed the relevance of the historical trend of claims submitted after the expected period by analyzing the trend of historical claims received after the expected period compared to the total earned amount of each respective period.

– We evaluated the Group's ability to estimate the breakage rates by comparing the estimated breakage from fiscal year 2022 to actual subsequent breakage in fiscal year 2023.

For further information on KEY AUDIT MATTER 1 refer to the following:

– Note 2 - Summary of Significant Accounting Policies

– Note 8 - Balance Sheet Components



 **ASSESSMENT OF THE ACCRUALS FOR CERTAIN CUSTOMER PROGRAMS**

Key Audit Matter

The Group recorded accrued Customer Program liabilities of $206.5 million as of March 31, 2023. The Group records these accruals as a reduction of revenue at the time of sale. For certain accruals the Group estimated the amount based on historical data or future commitments that are planned and controlled by the Group. The Group uses judgment in analyzing historical trends, inventories owned by and located at the customers, products sold by the direct customers to end customers or resellers, known product quality issues, negotiated terms, and other relevant customer and product information, such as stage of product life cycle, which are expected to experience unusually high discounting.

A significant assumption used to estimate for Customer Programs accruals is that historical experience is predictive of Customer Programs' earned amounts. Due to the inherent uncertainties related to the relevance of the predictive historical experience to the determination of the estimate, the testing required a high degree of audit or judgment and required increased audit consideration.

Our response

We have analyzed management's processes and controls to estimate these accruals for customer programs. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Group assessment of whether historical experience is predictive of Customer Programs' earned amounts and the Group's validation of the underlying channel inventory data used to estimate the accruals for Customer Programs.

Furthermore, we have, amongst others, performed the following procedures:

– We assessed the historical experience used in estimating the accruals for certain Customer Programs using a combination of the Group's internal historical information of sales, Customer Programs' earned amounts, third-party contracts, and relevant and reliable third-party channel inventory and sell-through data.

– We inspected selected customer contracts to assess the terms and conditions related to certain Customer Programs.

– We analyzed channel inventory data trends by product and by region comparing fiscal 2023 quarterly channel inventory weeks on-hand ratios to prior fiscal years.

– We evaluated the Group's ability to estimate the accruals for certain Customer Programs by comparing recorded accruals from fiscal year 2022 to actual subsequent Customer Programs' earned amounts in fiscal year 2023.

For further information on KEY AUDIT MATTER 2 refer to the following:

– Note 2 - Summary of Significant Accounting Policies
– Note 8 - Balance Sheet Components



Board of Directors' Responsibilities for the consolidated Financial Statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles and the provisions of Swiss law, and for the design, implementation, and maintenance of internal control as the Board of Directors determines is necessary to en able the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS, Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error, and the risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment or economic decisions made by a reasonable user based on these consolidated financial statements.

In performing an audit in accordance with US GAAS, Swiss law, and SA-CH, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

— Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

— Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. Accordingly, no such opinion is expressed.

— Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

— Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for a reasonable period of time.

— Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the entity to cease to continue as a going concern.

— Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

— Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit of the Group. We remain solely responsible for our audit opinion.

We are required to communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters, including any significant deficiencies, that we identified during the audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements of the company, the compensation report and our auditor's reports thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Report on Other Legal and Regulatory Requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG AG

Regula Tobler
Licensed Audit Expert
Auditor in Charge

Zurich, May 17, 2023

Stefan Widmer
Licensed Audit Expert

Enclosure:
 - Consolidated Statements

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended March 31,		
	2023	**2022**	**2021**
Net sales	$ 4,538,818	$ 5,481,101	$ 5,252,279
Cost of goods sold	2,806,438	3,204,072	2,903,215
Amortization of intangible assets	12,865	14,023	13,329
Gross profit	1,719,515	2,263,006	2,335,735
Operating expenses:			
Marketing and selling	809,182	1,025,899	770,284
Research and development	280,796	291,844	226,023
General and administrative	124,652	148,648	166,577
Amortization of intangible assets and acquisition-related costs	11,843	16,947	19,064
Impairment of intangible assets	—	7,000	—
Change in fair value of contingent consideration for business acquisition	—	(3,509)	5,716
Restructuring charges (credits), net	34,573	2,165	(54)
Total operating expenses	1,261,046	1,488,994	1,187,610
Operating income	458,469	774,012	1,148,125
Interest income	18,331	1,246	1,784
Other income (expense), net	(13,278)	560	(1,789)
Income before income taxes	463,522	775,818	1,148,120
Provision for income taxes	98,947	131,305	200,863
Net income	$ 364,575	$ 644,513	$ 947,257
Net income per share:			
Basic	$ 2.25	$ 3.85	$ 5.62
Diluted	$ 2.23	$ 3.78	$ 5.51
Weighted average shares used to compute net income per share:			
Basic	162,302	167,447	168,523
Diluted	163,704	170,414	171,775

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years Ended March 31,		
	2023	**2022**	**2021**
Net income	$ 364,575	$ 644,513	$ 947,257
Other comprehensive income (loss):			
Currency translation gain (loss):			
Currency translation gain (loss), net of taxes	1,373	(14,051)	12,695
Reclassification of cumulative translation adjustments included in other income (expense), net	219	1,051	(1,738)
Defined benefit plans:			
Net gain (loss) and prior service costs, net of taxes	16,089	22,328	(4,701)
Reclassification of amortization included in other income (expense), net	(8,069)	(2,623)	1,517
Hedging gain (loss):			
Deferred hedging gain (loss), net of taxes	2,625	6,308	(4,071)
Reclassification of hedging loss (gain) included in cost of goods sold	(8,391)	(8,221)	8,043
Total other comprehensive income	3,846	4,792	11,745
Total comprehensive income	$ 368,421	$ 649,305	$ 959,002

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	March 31,	
	2023	**2022**
Assets		
Current assets:		
Cash and cash equivalents	$ 1,149,023	$ 1,328,716
Accounts receivable, net	630,382	675,604
Inventories	682,893	933,124
Other current assets	142,876	135,478
Total current assets	2,605,174	3,072,922
Non-current assets:		
Property, plant and equipment, net	121,503	109,807
Goodwill	454,610	448,175
Other intangible assets, net	63,173	83,779
Other assets	316,293	320,722
Total assets	$ 3,560,753	$ 4,035,405
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 406,968	$ 636,306
Accrued and other current liabilities	643,139	784,848
Total current liabilities	1,050,107	1,421,154
Non-current liabilities:		
Income taxes payable	106,391	83,380
Other non-current liabilities	146,695	132,133
Total liabilities	1,303,193	1,636,667
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Registered shares, CHF 0.25 par value:	30,148	30,148
Issued shares —173,106 at March 31, 2023 and 2022		
Additional shares that may be issued out of conditional capital — 50,000 at March 31, 2023 and 2022		
Additional shares that may be issued out of authorized capital — 17,311 at March 31, 2023 and 2022		
Additional paid-in capital	127,380	129,925
Shares in treasury, at cost — 13,763 and 7,855 shares at March 31, 2023 and 2022, respectively	(977,266)	(632,893)
Retained earnings	3,177,575	2,975,681
Accumulated other comprehensive loss	(100,277)	(104,123)
Total shareholders' equity	2,257,560	2,398,738
Total liabilities and shareholders' equity	$ 3,560,753	$ 4,035,405

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended March 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income	$ 364,575	$ 644,513	$ 947,257
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	76,309	88,361	50,752
Amortization of intangible assets	24,407	30,179	31,818
Impairment of intangible assets	—	7,000	—
Loss on investments	14,073	1,683	5,910
Share-based compensation expense	70,782	93,479	86,019
Deferred income taxes	30,714	27,334	34,484
Change in fair value of contingent consideration for business acquisition	—	(3,509)	5,716
Pension curtailment gains	(4,225)	—	—
Other	1,005	1,140	(1,784)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable, net	51,185	(71,510)	(201,220)
Inventories	247,309	(276,640)	(427,501)
Other assets	5,634	(18,169)	(67,708)
Accounts payable	(219,051)	(181,303)	553,960
Accrued and other liabilities	(128,707)	(44,240)	440,935
Net cash provided by operating activities	534,010	298,318	1,458,638
Cash flows from investing activities:			
Purchases of property, plant and equipment	(92,353)	(89,152)	(76,189)
Investment in privately held companies	(4,357)	(1,463)	(4,115)
Acquisitions, net of cash acquired	(8,527)	(16,236)	(43,523)
Proceeds from return of strategic investments	—	—	2,934
Purchases of short-term investments	—	(10,000)	—
Proceeds from the sale of short-term investments	—	8,260	—
Purchases of deferred compensation investments	(6,702)	(5,058)	(12,336)
Proceeds from sales of deferred compensation investments	6,209	5,786	13,247
Net cash used in investing activities	(105,730)	(107,863)	(119,982)
Cash flows from financing activities:			
Payment of cash dividends	(158,680)	(159,410)	(146,705)
Payment of contingent consideration for business acquisition	(5,954)	(880)	—
Purchases of registered shares	(418,346)	(412,022)	(164,952)
Proceeds from exercises of stock options and purchase rights	28,790	29,649	43,810
Tax withholdings related to net share settlements of restricted stock units	(29,163)	(64,156)	(32,082)
Net cash used in financing activities	(583,353)	(606,819)	(299,929)
Effect of exchange rate changes on cash and cash equivalents	(24,620)	(5,247)	(3,966)
Net (decrease) increase in cash and cash equivalents	(179,693)	(421,611)	1,034,761
Cash and cash equivalents at beginning of the period	1,328,716	1,750,327	715,566
Cash and cash equivalents at end of the period	$ 1,149,023	$ 1,328,716	$ 1,750,327

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

Supplementary Cash Flow Disclosures:

Non-cash investing and financing activities:

Property, plant and equipment purchased during the period and included in period end liability accounts	$	8,593	$	11,890	$	16,819
Non-cash payment for contingent consideration for acquisition	$	—	$	292	$	28,463
Fair value of contingent consideration in accrued and other liabilities	$	2,151	$	9,013	$	—

Supplemental cash flow information:

Income taxes paid, net	$	71,955	$	192,898	$	23,041

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except per share amounts)

| | Registered shares | | Additional paid-in capital | Treasury shares | | Retained earnings | Accumulated other comprehensive loss | Total |
	Shares	Amount		Shares	Amount			
March 31, 2020	173,106	$ 30,148	$ 75,097	6,210	$(185,896)	$1,690,579	$ (120,660)	$ 1,489,268
Cumulative effect of adoption of new accounting standard	—	—	—	—	—	(553)	—	(553)
Total comprehensive income	—	—	—	—	—	947,257	11,745	959,002
Purchases of registered shares	—	—	—	1,845	(164,952)	—	—	(164,952)
Sale of shares upon exercise of stock options and purchase rights	—	—	3,130	(1,786)	40,680	—	—	43,810
Issuance of shares upon vesting of restricted stock units	—	—	(53,093)	(1,080)	21,011	—	—	(32,082)
Issuance of shares from contingent consideration	—	—	18,847	(390)	9,616	—	—	28,463
Share-based compensation	—	—	85,538	—	—	—	—	85,538
Cash dividends ($0.87 per share)	—	—	—	—	—	(146,705)	—	(146,705)
March 31, 2021	173,106	$ 30,148	$ 129,519	4,799	$(279,541)	$2,490,578	$ (108,915)	$ 2,261,789
Total comprehensive income	—	—	—	—	—	644,513	4,792	649,305
Purchases of registered shares	—	—	—	4,607	(412,022)	—	—	(412,022)
Sale of shares upon exercise of stock options and purchase rights	—	—	12,971	(410)	16,678	—	—	29,649
Issuance of shares upon vesting of restricted stock units	—	—	(105,972)	(1,137)	41,816	—	—	(64,156)
Issuance of shares from contingent consideration	—	—	116	(4)	176	—	—	292
Share-based compensation	—	—	93,291	—	—	—	—	93,291
Cash dividends ($0.95 per share)	—	—	—	—	—	(159,410)	—	(159,410)
March 31, 2022	173,106	$ 30,148	$ 129,925	7,855	$(632,893)	$2,975,681	$ (104,123)	$ 2,398,738
Total comprehensive income	—	—	—	—	—	364,575	3,846	368,421
Purchases of registered shares	—	—	—	7,562	(418,346)	—	—	(418,346)
Sale of shares upon exercise of stock options and purchase rights	—	—	(5,636)	(686)	34,426	—	—	28,790
Issuance of shares upon vesting of restricted stock units	—	—	(68,710)	(968)	39,547	—	—	(29,163)
Share-based compensation	—	—	71,801	—	—	—	—	71,801
Cash dividends ($1.00 per share)	—	—	—	—	—	(162,681)	—	(162,681)
March 31, 2023	173,106	$ 30,148	$ 127,380	13,763	$(977,266)	$3,177,575	$ (100,277)	$ 2,257,560

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—The Company

Logitech International S.A, together with its consolidated subsidiaries ("Logitech" or the "Company"), designs, manufactures and sells products that help businesses thrive and bring people together when working, creating, gaming and streaming.

The Company sells its products to a broad network of international customers, including direct sales to retailers, e-tailers and end consumers through the Company's e-commerce platform, and indirect sales to end customers through distributors.

Logitech was founded in Switzerland in 1981 and Logitech International S.A. has been the parent holding company of Logitech since 1988. Logitech International S.A. is a Swiss holding company with its registered office in Hautemorges, Switzerland and headquarters in Lausanne, Switzerland, which conducts its business through subsidiaries in the Americas, Europe, Middle East and Africa ("EMEA") and Asia Pacific. Shares of Logitech International S.A. are listed on both the SIX Swiss Exchange, under the trading symbol LOGN, and the Nasdaq Global Select Market, under the trading symbol LOGI.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Logitech and its subsidiaries. All intercompany balances and transactions have been eliminated. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Fiscal Year

The Company's fiscal year ends on March 31. Interim quarters are generally thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods end on the last day of the calendar quarter.

Reference to Sales

References to "sales" in the Notes to the consolidated financial statements means net sales, except as otherwise specified.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Significant estimates and assumptions made by management involve the fair value of goodwill and intangible assets acquired from business acquisitions, contingent consideration for a business acquisition and periodic reassessment of its fair value, valuation of investment in privately held companies classified under Level 3 fair value hierarchy, pension obligations, accruals for customer incentives, cooperative marketing, and pricing programs ("Customer Programs") and related breakage when appropriate, inventory valuation, share-based compensation expense, uncertain tax positions, and valuation allowances for deferred tax assets. Although these estimates are based on management's best knowledge of current events and actions that may impact the Company in the future, actual results could differ materially from those estimates.

Note 2—Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

Impacts of Macroeconomic and Geopolitical Conditions on the Company's Business

In fiscal year 2023, the Company's business was impacted by adverse macroeconomic and geopolitical conditions. These conditions included inflation, foreign currency fluctuations, and slowdown of economic activity around the world, in part due to rising interest rates, and lower consumer and enterprise spending. In addition, the war in Ukraine resulted in global supply chain, logistics, and inflationary challenges. The Company had no revenue in Russia and Ukraine in fiscal year 2023 as it has indefinitely ceased all sales and shipments to Russia and sales in Ukraine have also been halted due to the ongoing military operations on the Ukrainian territory.

The global and regional economic and political conditions adversely affect demand for the Company's products. These conditions also had an impact on the Company's suppliers, contract manufacturers, logistics providers, and distributors, causing volatility in cost of materials and shipping and transportation rates, and as a result impacting the pricing of the Company's products.

Currencies

The functional currency of the Company's operations is primarily the U.S. Dollar. Certain operations use the Euro, Chinese Renminbi, Swiss Franc, or other local currencies as their functional currencies. The financial statements of the Company's subsidiaries whose functional currency is other than the U.S. Dollar are translated to U.S. Dollars using period-end rates of exchange for assets and liabilities and monthly average rates for sales, income and expenses. Cumulative translation gains and losses are included as a component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses arising from transactions denominated in currencies other than a subsidiary's functional currency are reported in other income (expense), net in the consolidated statements of operations.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the transaction price the Company expects to receive in exchange for those goods or services.

Substantially all revenue recognized by the Company relates to the contracts with customers to sell products that allow people to connect through gaming, video, computing, music and other digital platforms. These products are hardware devices, which may include embedded software that function together, and are considered as one performance obligation. Hardware devices are generally plug and play, requiring no configuration and little or no installation. Revenue is recognized at a point in time when control of the products is transferred to the customer which generally occurs upon shipment. The Company's sales contracts with its customers have a one year or shorter term. The Company elects not disclosing the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less.

The Company also provides post-contract customer support ("PCS") for certain products and related software, which includes unspecified software updates and upgrades, bug fixes and maintenance. The transaction price is allocated to two performance obligations in such contracts, based on a relative standalone selling price. The transaction price allocated to PCS is recognized as revenue on a straight-line basis, which reflects the pattern of delivery of PCS, over the estimated term of the support that is between one to two years. Deferred revenue associated with remaining PCS performance obligation as of March 31, 2023 and March 31, 2022 was not material.

The Company also recognizes revenue from subscription services that provide professional streamers with access to streaming software and tools that represent a single stand-ready performance obligation. Subscriptions are paid for at the time of or in advance of delivering the services. The proceeds received in advance from such arrangements is recognized as deferred revenue and then recognized as revenue ratably over the subscription period.

Note 2—Summary of Significant Accounting Policies (Continued)

The Company normally requires payment from customers within thirty to sixty days from the invoice date. However, terms may vary by customer type, by country and by selling season. Extended payment terms are sometimes offered to a limited number of customers during the second and third fiscal quarters. The Company generally does not modify payment terms on existing receivables. The Company's contracts with customers do not include significant financing components as the period between the satisfaction of performance obligations and timing of payment are generally within one year.

The transaction price received by the Company from sales to its distributors, retail companies ("retailers"), and authorized resellers is calculated as selling price net of variable consideration which may include product returns and the Company's payments for Customer Programs related to current period product revenue. The estimated impact of these programs is recorded as a reduction of transaction price or as an operating expense if the Company receives a distinct good or service from the customer and can reasonably estimate the fair value of that good or service received. Customer Programs require management to estimate the percentage of those programs which will not be claimed in the current period or will not be earned by customers, which is commonly referred to as "breakage." Breakage is estimated based on historical claim experience, the period in which customer claims are expected to be submitted, specific terms and conditions with customers and other factors. The Company accounts for breakage as part of variable consideration, subject to constraint, and records the estimated impact in the same period when revenue is recognized at the expected value. Assessing the period in which claims are expected to be submitted and the relevance of the historical claim experience require significant management judgment to estimate the breakage of Customer Programs in any accounting period.

The Company enters into cooperative marketing arrangements with many of its customers and with certain indirect partners, allowing customers to receive a credit equal to a set percentage of their purchases of the Company's products, or a fixed dollar amount for various marketing and incentive programs. The objective of these arrangements is to encourage advertising and promotional events to increase sales of the Company's products.

Customer incentive programs include consumer rebates and performance-based incentives. Consumer rebates are offered to the Company's customers and indirect partners at the Company's discretion for the primary benefit of end-users. In addition, the Company offers performance-based incentives to many of its customers and indirect partners based on predetermined performance criteria. At management's discretion, the Company also offers special pricing discounts to certain customers. Special pricing discounts are usually offered only for limited time periods or for sales of selected products to specific indirect partners.

Cooperative marketing arrangements and customer incentive programs are considered variable consideration, which the Company estimates and records as a reduction to revenue at the time of sale based on negotiated terms, historical experiences, forecasted incentives, anticipated volume of future purchases, and inventory levels in the channel.

The Company has agreements with certain customers that contain terms allowing price protection credits to be issued in the event of a subsequent price reduction. Management's decision to make price reductions is influenced by product life cycle stage, market acceptance of products, the competitive environment, new product introductions and other factors.

Accruals for estimated expected future pricing actions and Customer Programs are recognized at the time of sale based on analyses of historical pricing actions by customer and by product, inventories owned by and located at customers, current customer demand, current operating conditions, and other relevant customer and product information, such as stage of product life-cycle.

Note 2—Summary of Significant Accounting Policies (Continued)

Product return rights vary by customer. Estimates of expected future product returns qualify as variable consideration and are recorded as a reduction of the transaction price of the contract at the time of sale based on an analyses of historical return trends by customer and by product, inventories owned by and located at customers, current customer demand, current operating conditions, and other relevant customer and product information. The Company assesses the estimated asset for recovery value for impairment and adjusts the value of the asset for any impairment. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, product sell-through, the type of customer, seasonality, product quality issues, competitive pressures, operational policies and procedures, and other factors. Return rates can fluctuate over time but are sufficiently predictable to allow the Company to estimate expected future product returns.

Typically, variable consideration does not need to be constrained as estimates are based on predictive historical data or future commitments that are planned and controlled by the Company. However, the Company continues to assess variable consideration estimates such that it is probable that a significant reversal of revenue will not occur.

The Company regularly evaluates the adequacy of its estimates for Customer Programs and product returns. Future market conditions and product transitions may require the Company to take action to change such programs and related estimates. When the variables used to estimate these costs change, or if actual costs differ significantly from the estimates, the Company would be required to increase or reduce revenue or operating expenses to reflect the impact. During the year ended March 31, 2023, changes to these estimates related to performance obligations satisfied in prior periods were not material.

Sales taxes and value-added taxes ("VAT") collected from customers, if applicable, which are remitted to governmental authorities are not included in revenue, and are reflected as a liability on the consolidated balance sheets.

Shipping and Handling Costs

The Company's shipping and handling costs are included in the cost of goods sold in the consolidated statements of operations for all periods presented.

Contract Balances

The Company records accounts receivable from contracts with customers when it has an unconditional right to consideration, as accounts receivable, net on the consolidated balance sheets.

The Company records contract liabilities when cash payments are received or due in advance of performance, primarily for implied support and subscriptions. Contract liabilities are included in accrued and other current liabilities and other non-current liabilities on the consolidated balance sheets.

As of March 31, 2023 and 2022, the Company did not have any material contract liabilities balances or changes.

Contract Costs

The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that otherwise would have been recognized is one year or less. These costs are included in marketing and selling expenses in the consolidated statements of operations. As of March 31, 2023 and 2022, the Company did not have any material deferred contract costs.

Research and Development Costs

Costs related to research, design and development of products, which consist primarily of personnel, product design and infrastructure expenses, are charged to research and development expense as they are incurred.

Note 2—Summary of Significant Accounting Policies (Continued)

Advertising Costs

Advertising costs are recorded as either a marketing and selling expense or a deduction from revenue as they are incurred. Advertising costs paid or reimbursed by the Company to direct or indirect customers must have an identifiable benefit and an estimable fair value in order to be classified as an operating expense. If these criteria are not met, the payment is classified as a reduction of revenue. Advertising costs recorded as marketing and selling expense are expensed as incurred. Total advertising costs including those characterized as revenue deductions during fiscal years 2023, 2022 and 2021 were $341.1 million, $628.9 million and $450.0 million, respectively, out of which $24.8 million, $267.8 million, and $168.2 million, respectively, were included as operating expense in the consolidated statements of operations.

Cash Equivalents

The Company classifies all highly liquid instruments purchased, such as bank time deposits, with an original maturity of three months or less at the date of purchase, to be cash equivalents. Cash equivalents are carried at cost, which approximates their fair value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various creditworthy financial institutions and has a policy to limit exposure with any one financial institution, but is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with individual financial institutions are in excess of amounts that are insured. The Company periodically assesses the credit risk associated with these financial institutions.

The Company sells to large distributors, retailers, and e-tailers and, as a result, maintains individually significant receivable balances with such customers.

The Company had the following customers that individually comprised 10% or more of its gross sales:

	Years Ended March 31,		
	2023	2022	2021
Customer A	13 %	15 %	14 %
Customer B	19 %	17 %	13 %
Customer C [1]	15 %	14 %	N/A[1]

(1) The Company's two customers merged during fiscal year 2022 and the percentages for fiscal year 2023 and 2022 reflect the gross sales to the combined company. The percentage for fiscal year 2021 is not disclosed as gross sales to each customer accounted for less than 10% of the Company's gross sales.

The Company had the following customers that individually comprised 10% or more of its accounts receivable:

	March 31,	
	2023	2022
Customer A	12 %	15 %
Customer B	21 %	17 %
Customer C	15 %	15 %

The Company manages its accounts receivable credit risk through ongoing credit evaluation of its customers' financial conditions. The Company generally does not require collateral from its customers.

Note 2—Summary of Significant Accounting Policies (Continued)

Allowances for Doubtful Accounts

Allowances for doubtful accounts are maintained for expected credit losses resulting from the Company's customers' inability to make required payments. The allowances are based on the Company's regular assessment of various factors, including the credit-worthiness and financial condition of specific customers, historical experience with bad debts and customer deductions, receivables aging, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company's ability to collect from customers.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the first-in, first-out basis. The Company records write-downs of inventories which are obsolete or in excess of anticipated demand or net realizable value based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, historical sales and demand forecasts which consider the assumptions about future demand and market conditions. Inventory on hand which is not expected to be sold or utilized is considered excess, and the Company recognizes the write-down in cost of goods sold at the time of such determination. The write-down is determined by the excess of cost over net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. At the time of loss recognition, new cost basis per unit and lower-cost basis for that inventory are established and subsequent changes in facts and circumstances would not result in an increase in the cost basis.

The Company recorded liabilities arising from firm, non-cancelable, and unhedged inventory purchase commitments in excess of anticipated demand or net realizable value consistent with its valuation of excess and obsolete inventory. Such liability is included in accrued and other current liabilities on the consolidated balance sheets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions and improvements are capitalized, and maintenance and repairs are expensed as incurred. The Company capitalizes the cost of software developed for internal use in connection with major projects. Costs incurred during the preliminary project stage and post implementation stage are expensed, whereas direct costs incurred during the application development stage are capitalized.

Depreciation expense is recognized using the straight-line method. Plant and buildings are depreciated over estimated useful lives of twenty-five years, equipment over useful lives from three to five years, internal-use software over useful lives from three to ten years, tooling over useful lives from six months to one year, and leasehold improvements over the lesser of the term of the lease or ten years.

When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are relieved from the accounts and the net gain or loss is included in cost of goods sold or operating expenses, depending on the nature of the property and equipment.

Leases

The Company determines if an arrangement is a lease or contains a lease at contract inception. The Company determines if a lease is an operating or finance lease and recognizes right-of-use ("ROU") assets and lease liabilities upon lease commencement. Operating lease ROU assets are included in other assets, short-term lease liabilities are included in accrued and other current liabilities, and long-term lease liabilities are included in other non-current liabilities on the Company's consolidated balance sheets. Leases with an initial term of 12 months or less are not recorded on the balance sheet. For the Company's operating leases, the Company accounts for the lease component and related non-lease component as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Note 2—Summary of Significant Accounting Policies (Continued)

For operating leases, the lease liability is initially measured at the present value of the unpaid lease payments at lease commencement date. As most of the leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate as the discount rate for the leases. The Company's incremental borrowing rate is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Because the Company does not generally borrow in a collateralized basis, it uses its understanding of what its collateralized credit rating would be as an input to deriving an appropriate incremental borrowing rate. The operating lease ROU assets include prepaid lease payments and exclude lease incentives.

Intangible Assets

The Company's intangible assets principally include goodwill, acquired technology, trademarks, and customer contracts and related relationships. Intangible assets with finite lives, which include acquired technology, trademarks, customer contracts and related relationships, and others are carried at cost and amortized using the straight-line method over their useful lives ranging from one to ten years. Intangible assets with indefinite lives, which include only goodwill and in-process research and development ("IPR&D"), are recorded at cost and evaluated at least annually for impairment. IPR&D is reclassified as intangible assets with finite lives and amortized over its estimated useful life upon completion of the underlying projects.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, such as property and equipment, and finite-lived intangible assets, for impairment whenever events indicate that the carrying amounts might not be recoverable. Recoverability of long-lived assets is measured by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If an asset is considered impaired, it is written down to its fair value, which is determined based on the asset's projected discounted cash flows or appraised value, depending on the nature of the asset. For purposes of recognition of impairment for assets held for use, the Company groups assets and liabilities at the lowest level for which cash flows are separately identifiable.

Impairment of Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. The Company conducts a goodwill impairment analysis annually at December 31 or more frequently if indicators of impairment exist or if a decision is made to sell or exit a business. Significant judgments are involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.

In reviewing goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (greater than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. The Company also may elect not to perform the qualitative assessment and, instead, proceed directly to the quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether the Company chooses to perform the qualitative assessment or proceeds directly to the quantitative impairment test. The Company operates as one reporting unit. For the year ended March 31, 2023, the Company elected to perform a qualitative assessment and concluded that it was more likely than not that the fair value of its reporting unit exceeds its carrying amount.

Income Taxes

The Company provides for income taxes using the asset and liability method, which requires that deferred tax assets and liabilities be recognized for the expected future tax consequences of temporary differences resulting from differing treatment of items for tax and financial reporting purposes, and for operating losses and tax credit carryforwards. In estimating future tax consequences, expected future events are taken into consideration, with the exception of potential tax law or tax rate changes. The Company records a valuation allowance to reduce deferred tax assets to amounts management believes are more likely than not to be realized.

Note 2—Summary of Significant Accounting Policies (Continued)

The Company's assessment of uncertain tax positions requires that management makes estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than the Company's estimates, or the related statutes of limitations expire without the assessment of additional income taxes, the Company will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on the Company's income tax provision and its results of operations.

Fair Value of Financial Instruments

The carrying value of certain of the Company's financial instruments, including cash equivalents, accounts receivable and accounts payable approximates their fair value due to their short maturities.

The Company's investment securities portfolio consists of bank time deposits with an original maturity of three months or less and marketable securities (money market and mutual funds) related to a deferred compensation plan.

The Company's investments related to the deferred compensation plan are reported at fair value based on quoted market prices. The marketable securities related to the deferred compensation plan are classified as non-current investments, as they are intended to fund the deferred compensation plan's long-term liability. Participants in the deferred compensation plan may select the mutual funds in which their compensation deferrals are invested within the confines of the Rabbi Trust which holds the marketable securities. These securities are recorded at fair value based on quoted market prices. Earnings, gains and losses on deferred compensation investments are included in other income (expense), net in the consolidated statements of operations.

The Company also holds certain non-marketable investments that are accounted for as equity method investments and included in other assets in the consolidated balance sheets. In addition, the Company has certain equity investments without readily determinable fair values due to the absence of quoted market prices, the inherent lack of liquidity, and the fact that inputs used to measure fair value are unobservable and require management's judgment. The Company elected the measurement alternative to record these investments at cost and to adjust for impairments and observable price changes resulting from transactions with the same issuer within the statements of operations.

Net Income per Share

Basic net income per share is computed by dividing net income by the weighted average outstanding shares. Diluted net income per share is computed using the weighted average outstanding shares and dilutive share equivalents. Dilutive share equivalents consist of share-based awards, including stock options, purchase rights under employee share purchase plan, and restricted stock units.

The dilutive effect of in-the-money share-based compensation awards is calculated based on the average share price for each fiscal period using the treasury stock method.

Share-Based Compensation Expense

Share-based compensation expense includes compensation expense for share-based awards granted based on the grant date fair value. The grant date fair value for stock options and stock purchase rights is estimated using the Black-Scholes-Merton option-pricing valuation model. The grant date fair value of service-based restricted stock units ("RSUs") is calculated based on the market price on the date of grant, reduced by estimated dividend yield prior to vesting. The grant date fair value of restricted stock units which vest upon meeting certain market- and performance-based conditions ("PSUs") is estimated using the Monte-Carlo simulation method including the effect of the market condition. Stock-based compensation expense is recognized ratably over the respective requisite service periods of the awards and forfeitures are accounted for when they occur. For PSUs, the Company recognizes compensation expense using its estimate of probable outcome at the end of the performance period (i.e., the estimated performance against the performance targets). The Company periodically adjusts the cumulative stock-based compensation expense recorded when the probable outcome for the PSUs is updated based upon changes in actual and forecasted financial results.

Note 2—Summary of Significant Accounting Policies (Continued)

Product Warranty

All of the Company's products are covered by standard warranty to be free from defects in material and workmanship for periods ranging from one year to three years. The warranty period varies by product and by region. The Company's standard warranty does not provide a service beyond assuring that the product complies with agreed-upon specifications and is not sold separately. The standard warranty the Company provides qualifies as an assurance warranty and is not treated as a separate performance obligation. The Company estimates cost of product warranties at the time the related revenue is recognized based on historical warranty claim rates, historical costs, and knowledge of specific product failures that are outside of the Company's typical experience. The Company accrues a warranty liability for estimated costs to provide products, parts or services to repair or replace products in satisfaction of the warranty obligation. Each quarter, the Company reevaluates estimates to assess the adequacy of recorded warranty liabilities. When the Company experiences changes in warranty claim activity or costs associated with fulfilling those claims, the warranty liability is adjusted accordingly.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) is comprised of currency translation adjustments from those entities not using the U.S. Dollar as their functional currency, net deferred gains and losses and prior service costs and credits for defined benefit pension plans, and net deferred gains and losses on hedging activity.

Treasury Shares

The Company periodically repurchases shares in the market at fair value. Shares repurchased are recorded at cost as a reduction of total shareholders' equity. Treasury shares held may be reissued to satisfy the exercise of employee stock options and purchase rights, the vesting of restricted stock units, and acquisitions, or may be canceled with shareholder approval. Treasury shares that are reissued are accounted for using the first-in, first-out basis.

Derivative Financial Instruments

The Company enters into foreign exchange forward contracts to reduce the short-term effects of currency fluctuations on certain foreign currency receivables or payables and to hedge against exposure to changes in currency exchange rates related to its subsidiaries' forecasted inventory purchases.

Gains or losses from changes in the fair value of forward contracts that offset transaction losses or gains on foreign currency receivables or payables are recognized immediately and included in other income (expense), net in the consolidated statements of operations.

Gains and losses for changes in the fair value of the effective portion of the Company's forward contracts related to forecasted inventory purchases are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. The Company presents the earnings impact from forward points in the same line item that is used to present the earnings impact of the hedged item (i.e. cost of goods sold) for hedging forecasted inventory purchases.

Restructuring Charges

The Company's restructuring charges consist of employee severance, one-time termination benefits and ongoing benefits related to the reduction of its workforce, and other costs. Liabilities for costs associated with a restructuring activity are measured at fair value and are recognized when the liability is incurred, as opposed to when management commits to a restructuring plan. One-time termination benefits are expensed at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. Ongoing benefits are expensed when restructuring activities are probable and the benefit amounts are estimable. Other costs primarily consist of legal, consulting, and other costs related to employee terminations, and are expensed when incurred. Termination benefits are calculated based on regional benefit practices and local statutory requirements.

Note 2—Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements Adopted

In October 2021, the Financial Accounting Standard Board issued Accounting Standards Update 2021-08, "Business Combinations (Topic 805): *Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*" ("ASU 2021-08"). The update requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, as if it had originated the contracts. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The Company early adopted the standard effective April 1, 2022 and applied the standard prospectively to business combinations that occurred on or after April 1, 2022. The adoption of ASU 2021-08 did not have a material impact on the Company's consolidated financial statements.

Note 3—Net Income Per Share

The following table summarizes the computations of basic and diluted net income per share for fiscal years 2023, 2022 and 2021 (in thousands except per share amounts):

	Years Ended March 31,		
	2023	**2022**	**2021**
Net income	$ 364,575	$ 644,513	$ 947,257
Shares used in net income per share computation:			
Weighted average shares outstanding - basic	162,302	167,447	168,523
Effect of potentially dilutive equivalent shares	1,402	2,967	3,252
Weighted average shares outstanding - diluted	163,704	170,414	171,775
Net income per share:			
Basic	$ 2.25	$ 3.85	$ 5.62
Diluted	$ 2.23	$ 3.78	$ 5.51

Share equivalents attributable to outstanding stock options, RSUs, PSUs and employee share purchase plans ("ESPP") totaling 2.0 million, 2.0 million, and 0.1 million shares during fiscal years 2023, 2022 and 2021, respectively, were excluded from the calculation of diluted net income per share because their effect would have been anti-dilutive.

For fiscal years 2023 and 2022, a small number of performance-based awards were not included in the dilutive net income per share calculation because all necessary conditions had not been satisfied by the end of the respective period, and those shares were not issuable if the end of the reporting period were the end of the performance contingency period.

Note 4—Employee Stock-Based Compensation

As of March 31, 2023, the Company offers the 2006 Employee Share Purchase Plan (Non-U.S.), as amended and restated ("2006 ESPP)", the 1996 Employee Share Purchase Plan (U.S.), as amended and restated ("1996 ESPP"), and the 2006 Stock Incentive Plan ("2006 Plan") as amended and restated. Shares issued to employees as a result of purchases or exercises under these plans are generally issued from shares held in treasury stock.

Under the 1996 ESPP and 2006 ESPP plans, eligible employees may purchase shares at the lower of 85% of the fair market value at the beginning or the end of each offering period, which is generally six months. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period. An aggregate of 29.0 million shares were reserved for issuance under the 1996 and 2006 ESPP plans. As of March 31, 2023, a total of 3.6 million shares were available for new awards under these plans.

Note 4—Employee Stock-Based Compensation (Continued)

The 2006 Plan provides for the grant to eligible employees and non-employee directors of stock options, stock appreciation rights, and restricted stock units. Awards under the 2006 Plan may be conditioned on continued employment, the passage of time or the satisfaction of performance and market vesting criteria. The 2006 Plan, as amended, has no expiration date. On June 29, 2022, the Board authorized 3.3 million additional shares for issuance under the 2006 Plan. An aggregate of 33.8 million shares were reserved for issuance under the 2006 Plan. As of March 31, 2023, a total of 8.4 million shares were available for new awards under this plan.

Stock options granted to employees under the 2006 Plan have terms not exceeding ten years and are issued at exercise prices not less than the fair market value on the date of grant.

Service-based restricted stock units ("RSUs") granted to employees under the 2006 Plan generally vest in four equal annual installments on the grant date anniversary. RSUs granted to non-executive board members under the 2006 Plan vest on the grant date anniversary, or if earlier and only if the non-executive board member is not re-elected as a director at such annual general meeting, the date of the next annual general meeting following the grant date.

Restricted stock units with certain market- and performance-based conditions ("PSUs") granted to employees under the 2006 Plan vest at the end of the three-year performance period upon meeting predetermined financial metrics over three years, with the number of shares to be received upon vesting determined based on weighted average constant currency revenue growth rate and the Company's total shareholder return ("TSR") relative to the performance of companies in the Russell 3000 Index over the same three years period.

The following table summarizes share-based compensation expense and total income tax benefit recognized for fiscal years 2023, 2022 and 2021 (in thousands):

	Years Ended March 31,		
	2023	**2022**	**2021**
Cost of goods sold	$ 5,635	$ 6,695	$ 6,438
Marketing and selling	34,707	37,796	36,788
Research and development	15,292	18,356	14,179
General and administrative	15,148	30,632	28,614
Total share-based compensation expense	70,782	93,479	86,019
Income tax benefit	(9,750)	(26,987)	(19,472)
Total share-based compensation expense, net of income tax benefit	$ 61,032	$ 66,492	$ 66,547

Share-based compensation costs capitalized as part of inventory were $5.6 million, $5.2 million, and $4.3 million for the fiscal year ended March 31, 2023, 2022 and 2021, respectively.

As of March 31, 2023, there was $125.2 million of total future stock-based compensation cost to be recognized over a weighted-average period of 2.4 years.

The estimates of share-based compensation expense require a number of complex and subjective assumptions including stock price volatility, employee exercise patterns, probability of achievement of the set performance condition, dividend yield, related tax effects and the selection of an appropriate fair value model.

Note 4—Employee Stock-Based Compensation (Continued)

The grant date fair value of the stock options and ESPP using the Black-Scholes-Merton option-pricing valuation model and the grant date fair value of the PSUs using the Monte-Carlo simulation method are determined with the following assumptions and values:

| | Stock Options[1] | Employee Stock Purchase Plans | | |
| | Year Ended March 31, | Years Ended March 31, | | |
	2022	2023	2022	2021
Expected dividend rate	1.18 %	1.78 %	1.03 %	1.04 %
Risk-free interest rate	1.99 %	3.86 %	0.27 %	0.10 %
Expected volatility	34 %	46 %	35 %	47 %
Expected term (years)	6.2	0.5	0.5	0.5
Weighted average grant date fair value per share	$ 25.88	$ 16.32	$ 23.55	$ 24.67

(1) No stock options were granted for fiscal years 2023 and 2021.

| PSUs | Years Ended March 31, | | |
	2023	2022	2021
Expected dividend rate	1.46 %	0.78 %	1.24 %
Risk-free interest rate	2.78 %	0.31 %	0.21 %
Expected volatility	39 %	37 %	31 %
Expected term (years)	3.0	3.0	3.0

The expected dividend rate assumption is based on the Company's history and future expectations of dividend payouts. The unvested PSUs or unexercised options are not eligible for these dividends. The expected term is based on the purchase offerings periods expected to remain outstanding for employee stock purchase plan or the performance period for PSUs. The expected term for stock options represents the estimated period of time until option exercise. Since the Company has limited historical stock option exercise experience, the Company used the simplified method in estimating the expected term, which is calculated as the average of the sum of the vesting term and the original contractual term of the stock options. Expected volatility is based on historical volatility using the Company's daily closing prices, or including the volatility of components of the Russell 3000 Index for PSUs, over the expected term. The Company considers the historical price volatility of its shares as most representative of future volatility. The risk-free interest rate assumptions are based upon the implied yield of U.S. Treasury zero-coupon issues appropriate for the expected term of the Company's share-based awards.

For PSUs, the Company estimates the probability and timing of the achievement of the set performance condition at the time of the grant based on the historical financial performance and the financial forecast in the remaining performance period and reassesses the probability in subsequent periods when actual results or new information become available.

Note 4—Employee Stock-Based Compensation (Continued)

A summary of the Company's stock option activities under all stock plans for fiscal years 2023, 2022 and 2021 is as follows:

	Number of Shares (In thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding, March 31, 2020	1,969			
Exercised	(1,347)			$ 68,596
Outstanding, March 31, 2021	622			
Granted	842			
Exercised	(71)			$ 5,573
Outstanding, March 31, 2022	1,393	$ 62	8.3	$ 21,830
Exercised	(155)	$ 21		$ 6,482
Forfeited	(118)	$ 80		
Outstanding, March 31, 2023	1,120	$ 66	7.6	$ 7,491
Vested and exercisable, March 31, 2023	396	$ 39	5.2	$ 7,491

The tax benefit realized for the tax deduction from options exercised during fiscal years 2023, 2022 and 2021 was $0.1 million, $1.2 million and $0.6 million, respectively.

A summary of the Company's RSU and PSU activities for fiscal years 2023, 2022 and 2021 is as follows:

	Number of Shares (In thousands)	Weighted-Average Grant Date Fair Value	Aggregate Fair Value (In thousands)
Outstanding, March 31, 2020	3,951	$ 36	
Granted—RSUs	1,046	$ 60	
Granted—PSUs	303	$ 67	
Vested	(1,444)		$ 168,816
Forfeited	(213)		
Outstanding, March 31, 2021	3,643	$ 45	
Granted—RSUs	868	$ 103	
Granted—PSUs	203	$ 124	
Vested	(1,463)		$ 133,977
Forfeited	(205)		
Outstanding, March 31, 2022	3,046	$ 68	
Granted—RSUs	1,584	$ 53	
Granted—PSUs	407	$ 69	
Vested	(1,143)	$ 48	$ 85,152
Forfeited	(438)	$ 68	
Outstanding, March 31, 2023	3,456	$ 66	

The shares outstanding as of March 31, 2023 above include 0.8 million shares of PSUs. The Company presents the number of PSUs at 100 percent of the performance target; however, the aggregate fair value of shares vested during the year is based on the actual number of stock units vested based on the achievement of the financial metrics over the performance period.

Note 4—Employee Stock-Based Compensation (Continued)

The tax benefit realized for the tax deduction from RSUs and PSUs that vested during fiscal years 2023, 2022 and 2021 was $11.1 million, $25.2 million and $16.3 million, respectively.

Note 5—Employee Benefit Plans

Defined Benefit Plans

Certain of the Company's subsidiaries sponsor defined benefit pension plans or non-retirement post-employment benefits covering substantially all of their employees. Benefits are provided based on employees' years of service and earnings, or in accordance with applicable employee benefit regulations. The Company's practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations.

The Company recognizes the overfunded or underfunded status of defined benefit pension plans and non-retirement post-employment benefit obligations as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status of defined benefit pension plans in the year in which the changes occur through accumulated other comprehensive income (loss), which is a component of shareholders' equity. Each plan's assets and benefit obligations are generally remeasured as of March 31 each year.

The net periodic benefit cost of the defined benefit pension plans and the non-retirement post-employment benefit obligations for fiscal years 2023, 2022 and 2021 was as follows (in thousands):

| | Years Ended March 31, | | |
	2023	**2022**	**2021**
Service costs	$ 13,195	$ 14,693	$ 12,121
Interest costs	2,408	920	1,047
Expected return on plan assets	(3,754)	(2,930)	(2,535)
Amortization:			
Net prior service credit recognized	(458)	(465)	(467)
Net actuarial loss (gain) recognized	(3,047)	(2,158)	2,144
Curtailment gain	(4,225)	—	—
Settlement gain	(339)	—	—
Total net periodic benefit cost	$ 3,780	$ 10,060	$ 12,310

The components of net periodic benefit cost other than the service costs component are included in other income (expense), net in the consolidated statements of operations.

Note 5—Employee Benefit Plans (Continued)

The changes in projected benefit obligations for fiscal years 2023 and 2022 were as follows (in thousands):

	Years Ended March 31,	
	2023	2022
Projected benefit obligations, beginning of the year	$ 207,551	$ 202,348
Service costs	13,195	14,693
Interest costs	2,408	920
Plan participant contributions	6,870	6,092
Actuarial gain	(22,965)	(31,198)
Benefits paid	(2,646)	(3,904)
Transfer of prior vested benefits	11,579	14,963
Settlement	(15,348)	—
Curtailment	(3,923)	—
Administrative expense paid	(147)	(130)
Currency exchange rate changes	(1,238)	3,767
Projected benefit obligations, end of the year	$ 195,336	$ 207,551

The accumulated benefit obligation for all defined benefit pension plans as of March 31, 2023 and 2022 was $170.3 million and $178.5 million, respectively.

Actuarial gains related to the change in the benefit obligation for the Company's pension plans for fiscal years 2023 and 2022 were primarily due to an increase in discount rate.

The following table presents the changes in the fair value of defined benefit pension plan assets for fiscal years 2023 and 2022 (in thousands):

	Years Ended March 31,	
	2023	2022
Fair value of plan assets, beginning of the year	$ 156,118	$ 128,061
Actual return on plan assets	(6,008)	(2,156)
Employer contributions	11,645	10,877
Plan participant contributions	6,870	6,092
Benefits paid	(2,646)	(3,904)
Transfer of prior vested benefits	11,579	14,963
Settlement	(15,348)	—
Administrative expenses paid	(147)	(130)
Currency exchange rate changes	536	2,315
Fair value of plan assets, end of the year	$ 162,599	$ 156,118

The Company's investment objectives are to ensure that the assets of its defined benefit plans are invested to provide an optimal rate of investment return on the total investment portfolio, consistent with the assumption of a reasonable risk level, and to ensure that pension funds are available to meet the plans' benefit obligations as they become due. The Company believes that a well-diversified investment portfolio will result in the highest attainable investment return with an acceptable level of overall risk. Investment strategies and allocation decisions are also governed by applicable governmental regulatory agencies. The Company's investment strategy with respect to its largest defined benefit plan, which is available only to Swiss employees, is to invest per the following allocation: 33% in equities, 28% in bonds, 28% in real estate, 4% in cash and cash equivalents and the remaining in other investments. The Company can invest in real estate funds, commodity funds, and hedge funds depending upon economic conditions.

Note 5—Employee Benefit Plans (Continued)

The following tables present the fair value of the defined benefit pension plan assets by major categories and by levels within the fair value hierarchy as of March 31, 2023 and 2022 (in thousands):

| | March 31, | | | | | |
| | 2023 | | | 2022 | | |
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash and cash equivalents	$ 7,071	$ —	$ 7,071	$ 16,317	$ —	$ 16,317
Equity securities	51,963	—	51,963	48,591	—	48,591
Debt securities	43,493	—	43,493	38,513	—	38,513
Real estate funds	21,197	23,710	44,907	25,146	13,077	38,223
Hedge funds	606	7,907	8,513	—	8,076	8,076
Other	6,248	404	6,652	6,034	364	6,398
Total fair value of plan assets	$ 130,578	$ 32,021	$ 162,599	$ 134,601	$ 21,517	$ 156,118

The funded status of the plans was as follows (in thousands):

| | Years Ended March 31, | |
	2023	2022
Fair value of plan assets	$ 162,599	$ 156,118
Less: projected benefit obligations	195,336	207,551
Underfunded status	$ (32,737)	$ (51,433)

Amounts recognized on the balance sheets for the plans were as follows (in thousands):

| | March 31, | |
	2023	2022
Current liabilities	$ 1,407	$ 1,677
Non-current liabilities	31,330	49,756
Total liabilities	$ 32,737	$ 51,433

Amounts recognized in accumulated other comprehensive income (loss) related to defined benefit pension plans were as follows (in thousands):

| | March 31, | |
	2023	2022
Net prior service credits	$ 2,201	$ 2,883
Net actuarial gain (loss)	5,690	(4,304)
Accumulated other comprehensive income (loss)	7,891	(1,421)
Deferred taxes	(3,366)	(2,074)
Accumulated other comprehensive income (loss), net of tax	$ 4,525	$ (3,495)

Note 5—Employee Benefit Plans (Continued)

The actuarial assumptions for the defined benefit plans were as follows:

	Years Ended March 31,	
	2023	2022
Benefit Obligations:		
Discount rate	1.00% - 7.25%	1.00% - 6.75%
Estimated rate of compensation increase	2.25% - 10.00%	2.00% - 10.00%
Cash balance interest credit rate	0.00% - 1.75%	0.00% - 1.75%

	Years Ended March 31,		
	2023	2022	2021
Net Periodic Costs:			
Discount rate	0.50% - 6.75%	0.25% - 6.00%	0.50% - 6.75%
Estimated rate of compensation increase	2.00% - 10.00%	2.00% - 10.00%	2.25% - 10.00%
Expected average rate of return on plan assets	1.00% - 2.50%	1.00% - 2.25%	1.00% - 2.50%
Cash balance interest credit rate	0.00% - 1.75%	0.00% - 1.75%	0.00% - 1.75%

The discount rate is estimated based on corporate bond yields or securities of similar quality in the respective country, with a duration approximating the period over which the benefit obligations are expected to be paid. The Company bases the compensation increase assumptions on historical experience and future expectations. The expected average rate of return for the Company's defined benefit pension plans represents the average rate of return expected to be earned on plan assets over the period that the benefit obligations are expected to be paid, based on government bond notes in the respective country, adjusted for corporate risk premiums as appropriate.

The following table reflects the benefit payments that the Company expects the plans to pay in the periods noted (in thousands):

Years Ending March 31,	
2024	$ 26,765
2025	11,728
2026	12,046
2027	14,440
2028	12,772
Next five fiscal years	66,302
Total expected benefit payments by the plan	$ 144,053

The Company expects to contribute $9.4 million to its defined benefit pension plans during fiscal year 2024.

Defined Contribution Plans

Certain of the Company's subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for fiscal years 2023, 2022 and 2021, were $14.4 million, $13.9 million and $10.6 million, respectively.

Deferred Compensation Plan

One of the Company's subsidiaries offers a deferred compensation plan that permits eligible employees to make 100% vested salary and incentive compensation deferrals within established limits. The Company does not make contributions to the plan.

Note 5—Employee Benefit Plans (Continued)

The deferred compensation plan's assets consist of marketable securities and are included in other assets on the consolidated balance sheets. The marketable securities were recorded at a fair value of $28.2 million and $28.4 million as of March 31, 2023 and 2022, respectively, based on quoted market prices (see Note 9). The Company also had deferred compensation liability of $28.2 million and $28.4 million, which are included in other non-current liabilities on the consolidated balance sheets as of March 31, 2023 and 2022, respectively. Earnings, gains and losses on deferred compensation investments are included in other income (expense), net and corresponding changes in deferred compensation liability are included in operating expenses and cost of goods sold in the consolidated statements of operations (see Note 6).

Note 6—Other Income (Expense), net

Other income (expense), net comprises of the following (in thousands):

	Years Ended March 31,		
	2023	2022	2021
Investment (loss) gain related to the deferred compensation plan	$ (1,961)	$ 1,231	$ 5,916
Currency exchange loss, net	(7,337)	(4,604)	(2,688)
Loss on investments, net [1]	(14,073)	(1,683)	(5,910)
Non-service cost net pension income (expense) and other [2]	10,093	5,616	893
Other income (expense), net	$ (13,278)	$ 560	$ (1,789)

(1) Includes realized gain (loss) on sales of investments, unrealized gain (loss) from the change in fair value of investments, gain (loss) on equity-method investments, and impairment of investments during the periods presented, as applicable, (see Note 9).

(2) Includes the components of net periodic benefit cost of defined benefit plans other than the service cost component (see Note 5).

Note 7—Income Taxes

The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a portion of the Company's income before taxes and the provision for (benefit from) income taxes is generated outside of Switzerland.

Income from continuing operations before income taxes for fiscal years 2023, 2022 and 2021 is summarized as follows (in thousands):

	Years Ended March 31,		
	2023	2022	2021
Swiss	$ 282,970	$ 579,258	$ 984,185
Non-Swiss	180,552	196,560	163,935
Income before taxes	$ 463,522	$ 775,818	$ 1,148,120

Note 7—Income Taxes (Continued)

The provision for (benefit from) income taxes is summarized as follows (in thousands):

	Years Ended March 31,		
	2023	2022	2021
Current:			
Swiss	$ 19,405	$ 59,659	$ 121,199
Non-Swiss	48,829	44,094	45,056
Deferred:			
Swiss	26,629	29,198	31,558
Non-Swiss	4,085	(1,646)	3,050
Provision for income taxes	$ 98,947	$ 131,305	$ 200,863

The difference between the provision for (benefit from) income taxes and the expected tax provision (tax benefit) at the statutory income tax rate of 8.5% is reconciled below (in thousands):

	Years Ended March 31,		
	2023	2022	2021
Expected tax provision at statutory income tax rates	$ 39,399	$ 65,945	$ 97,590
Income taxes at different rates	38,467	61,296	88,760
Research and development tax credits	(152)	(5,957)	(3,844)
Executive compensation	749	4,683	4,821
Stock-based compensation	5,736	(9,141)	(3,161)
Deferred tax effects from TRAF	—	—	1,944
Valuation allowance	908	887	(247)
Impairment	1,881	—	—
Restructuring charges / (credits)	(1,764)	—	(5)
Unrecognized tax benefits	13,284	16,577	15,978
Audit settlement	—	(3,655)	—
Other, net	439	670	(973)
Provision for income taxes	$ 98,947	$ 131,305	$ 200,863

Note 7—Income Taxes (Continued)

Deferred income tax assets and liabilities consist of the following (in thousands):

| | March 31, | |
	2023	2022
Deferred tax assets:		
Tax attributes carryforward	$ 36,700	$ 34,736
Accruals	85,786	88,060
Depreciation and amortization	707	585
Tax step-up of goodwill from TRAF	100,514	118,000
Share-based compensation	11,093	13,152
Gross deferred tax assets	234,800	254,533
Valuation allowance	(30,766)	(29,858)
Deferred tax assets after valuation allowance	204,034	224,675
Deferred tax liabilities:		
Acquired intangible assets and other	(34,848)	(33,008)
Deferred tax liabilities	(34,848)	(33,008)
Deferred tax assets, net	$ 169,186	$ 191,667

Included in tax attributes carryforward above are net operating loss and tax credit carryforwards.

Management regularly assesses the ability to realize deferred tax assets recorded in the Company's entities based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income. In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company had a valuation allowance against deferred tax assets of $30.8 million at March 31, 2023, compared to $29.9 million at March 31, 2022. The Company had a valuation allowance of $30.8 million as of March 31, 2023 against deferred tax assets in the state of California, an increase from $29.7 million as of March 31, 2022 from activities during the year. The Company determined that it is more likely than not that the Company would not generate sufficient taxable income in the future to utilize such deferred tax assets.

As of March 31, 2023, the Company had net operating loss carryforwards in Switzerland for income tax purposes of $17.7 million which will begin to expire in fiscal year 2028. The Company had net operating loss and tax credit carryforwards in the United States for income tax purposes of $60.2 million and $74.6 million, respectively. Unused net operating loss carryforwards will expire at various dates beginning in fiscal year 2030. Certain net operating loss carryforwards in the United States relate to acquisitions and, as a result, are limited in the amount that can be utilized in any one year. The tax credit carryforwards will begin to expire in fiscal year 2030.

Swiss income taxes and non-Swiss withholding taxes associated with the repatriation of earnings or for other temporary differences related to investments in non-Swiss subsidiaries have not been provided for, as the Company intends to reinvest the earnings of such subsidiaries indefinitely. If these earnings were distributed to Switzerland in the form of dividends or otherwise, or if the shares of the relevant non-Swiss subsidiaries were sold or otherwise transferred, the Company may be subject to additional Swiss income taxes and non-Swiss withholding taxes. As of March 31, 2023, the cumulative amount of unremitted earnings of non-Swiss subsidiaries for which no income taxes have been provided is approximately $323.8 million. The amount of unrecognized deferred income tax liability related to these earnings is estimated to be approximately $9.5 million.

Note 7—Income Taxes (Continued)

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

As of March 31, 2023 and 2022, the total amount of unrecognized tax benefits due to uncertain tax positions was $186.8 million and $176.0 million, respectively, all of which would affect the effective income tax rate if recognized.

As of March 31, 2023 and 2022, the Company had $106.4 million and $83.4 million, respectively, in non-current income taxes payable, including interest and penalties, related to the Company's income tax liability for uncertain tax positions.

The aggregate changes in gross unrecognized tax benefits in fiscal years 2023, 2022 and 2021 were as follows (in thousands).

March 31, 2020	$	143,497
Lapse of statute of limitations		(4,024)
Increases in balances related to tax positions taken during the year		23,780
March 31, 2021	$	163,253
Lapse of statute of limitations		(4,232)
Settlements with taxing authorities		(2,015)
Increases in balances related to tax positions taken during the year		22,366
March 31, 2022	$	179,372
Lapse of statute of limitations		(3,586)
Increases in balances related to tax positions taken during the year		15,214
March 31, 2023	$	191,000

Fiscal year 2020 includes gross unrecognized tax benefits recorded as a result of the enactment of the Tax Reform and AHV Financing ("TRAF") in Switzerland.

The Company recognizes interest and penalties related to unrecognized tax positions in income tax expense. The Company recognized $2.7 million, $1.5 million, and $1.1 million in interest and penalties in income tax expense during fiscal years 2023, 2022 and 2021, respectively. As of March 31, 2023 and 2022, the Company had $6.1 million, and $3.6 million, respectively, of accrued interest and penalties related to uncertain tax positions.

The Company files Swiss and foreign tax returns. The Company received final tax assessments in Switzerland through fiscal year 2019. For other material foreign jurisdictions such as the United States and China, the Company is generally not subject to tax examinations for years prior to fiscal year 2020 and calendar year 2020, respectively. In the United States, the federal and state tax agencies have the authority to examine periods prior to fiscal year 2020, to the extent allowed by law, where tax attributes were generated, carried forward, and being utilized in subsequent years. The Company is under examination in foreign tax jurisdictions. If the examinations are resolved unfavorably, there is a possibility they may have a material negative impact on its results of operations. In fiscal year 2022, uncertain tax positions decreased by $4.2 million from an effective settlement of an income tax audit in a foreign jurisdiction.

Although the Company has adequately provided for uncertain tax positions, the provisions on these positions may change as revised estimates are made or the underlying matters are settled or otherwise resolved. During the next 12 months, it is reasonably possible that the amount of unrecognized tax benefits could increase or decrease significantly due to changes in tax law in various jurisdictions, new tax audits and changes in the U.S. Dollar as compared to other currencies. Excluding these factors, uncertain tax positions may decrease by as much as $5.0 million primarily from the lapse of the statutes of limitations in various jurisdictions during the next 12 months.

Note 8—Balance Sheet Components

The following table presents the components of certain balance sheet asset amounts as of March 31, 2023 and 2022 (in thousands):

| | March 31, | |
	2023	2022
Accounts receivable, net:		
Accounts receivable	$ 851,576	$ 964,766
Allowance for doubtful accounts	(86)	(2,212)
Allowance for sales returns	(10,146)	(12,321)
Allowance for cooperative marketing arrangements	(40,495)	(56,372)
Allowance for customer incentive programs	(71,645)	(97,460)
Allowance for pricing programs	(98,822)	(120,797)
	$ 630,382	$ 675,604
Inventories:		
Raw materials	$ 171,790	$ 226,155
Finished goods	511,103	706,969
	$ 682,893	$ 933,124
Other current assets:		
VAT receivables	$ 60,343	$ 58,850
Prepaid expenses and other assets	82,533	76,628
	$ 142,876	$ 135,478
Property, plant and equipment, net:		
Plant, buildings and improvements	$ 69,360	$ 68,477
Equipment and tooling	309,151	268,164
Computer equipment	31,535	31,562
Software	79,118	72,391
	489,164	440,594
Less: accumulated depreciation and amortization	(396,855)	(349,606)
	92,309	90,988
Construction-in-process	26,399	15,915
Land	2,795	2,904
	$ 121,503	$ 109,807
Other assets:		
Deferred tax assets	$ 171,989	$ 193,629
Right-of-use assets	67,330	40,661
Investments in privately held companies	33,323	43,068
Investments for deferred compensation plan	28,213	28,431
Other assets	15,438	14,933
	$ 316,293	$ 320,722

Note 8—Balance Sheet Components (Continued)

The following table presents the components of certain balance sheet liability amounts as of March 31, 2023 and 2022 (in thousands):

	March 31,	
	2023	2022
Accrued and other current liabilities:		
Accrued customer marketing, pricing and incentive programs	$ 206,546	$ 232,393
Accrued personnel expenses	103,592	165,090
Accrued sales return liability	49,462	40,507
Accrued loss for inventory purchase commitments	46,608	46,361
VAT payable	33,328	39,602
Warranty liabilities	28,861	32,987
Income taxes payable	18,788	35,355
Operating lease liabilities	12,655	13,690
Contingent consideration	6,629	8,042
Other current liabilities	136,670	170,821
	$ 643,139	$ 784,848
Other non-current liabilities:		
Operating lease liabilities	$ 58,361	$ 28,207
Employee benefit plan obligations	32,421	50,741
Obligation for deferred compensation plan	28,213	28,431
Warranty liabilities	12,025	13,232
Deferred tax liabilities	2,803	1,962
Contingent consideration	—	4,217
Other non-current liabilities	12,872	5,343
	$ 146,695	$ 132,133

Note 9—Fair Value Measurements

Fair Value Measurements

The Company considers fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company utilizes the following three-level fair value hierarchy to establish the priorities of the inputs used to measure fair value:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Note 9—Fair Value Measurements (Continued)

The following table presents the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis, excluding assets related to the Company's defined benefit pension plans, classified by the level within the fair value hierarchy (in thousands):

	March 31, 2023			March 31, 2022		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets:						
Cash equivalents	$ 661,884	$ —	$ —	$ 762,055	$ —	$ —
Investments for deferred compensation plan included in other assets:						
Cash	$ 41	$ —	$ —	$ 108	$ —	$ —
Common stock	988	—	—	2,329	—	—
Money market funds	9,606	—	—	6,765	—	—
Mutual funds	17,578	—	—	19,229	—	—
Total of investments for deferred compensation plan	$ 28,213	$ —	$ —	$ 28,431	$ —	$ —
Currency derivative assets included in other current assets	$ —	$ 107	$ —	$ —	$ 1,517	$ —
Liabilities:						
Contingent consideration included in accrued and other current liabilities	$ —	$ —	$ 6,629	$ —	$ —	$ 8,042
Contingent consideration included in other non-current liabilities	$ —	$ —	$ —	$ —	$ —	$ 3,971
Currency derivative liabilities included in accrued and other current liabilities	$ —	$ 2,187	$ —	$ —	$ 165	$ —

Contingent Consideration for Business Acquisitions

The following table summarizes the change in the Company's contingent consideration balance during fiscal year 2023 and 2022 (in thousands):

	Year Ended March 31,	
	2023	2022
Beginning of the period	$ 12,259	$ 6,967
Fair value of contingent consideration upon acquisition	2,151	9,973
Change in fair value of contingent consideration	—	(3,509)
Settlements of contingent consideration	(5,954)	(1,172)
Effect of foreign currency exchange rate changes	(1,827)	—
End of the period	$ 6,629	$ 12,259

On May 19, 2021, the Company made a technology acquisition for a total cash consideration of $25.6 million, which included contingent consideration of $10.0 million payable in cash upon the achievement of three technical development milestones to be completed as of December 31, 2021, June 30, 2022, and June 30, 2023. The fair value of the contingent consideration was $10.0 million at the acquisition date, which was determined using a probability-weighted expected payment model and discounted at the estimated cost of debt. During fiscal year 2022, the Company paid $0.9 million for the contingent consideration related to the first technical development milestone. During fiscal year 2023, the Company paid $4.0 million for the contingent consideration related to the second technical development milestone. The Company expects to pay the contingent consideration for the third technical development milestone within the next twelve months.

Note 9—Fair Value Measurements (Continued)

On February 17, 2021, the Company acquired all equity interests of Mevo Inc. ("Mevo") for a total cash consideration of $33.2 million, plus additional contingent consideration of up to $17.0 million payable in cash only upon the achievement of certain net revenues for the period from December 26, 2020 to December 31, 2021. The fair value of the contingent consideration as of the acquisition date was $3.4 million, which was determined by using a Black-Scholes-Merton valuation model to calculate the probability of the earn-out threshold being met, times the value of the earn-out payment, and discounted at the risk-free rate. The valuation included significant assumptions and unobservable inputs such as the projected sales of Mevo over the earn-out period, risk-free rate, and the net sales volatility. Projected sales were based on the Company's internal projections, including analysis of the target market and historical sales of Mevo products. As of March 31, 2021 the fair value of the contingent consideration remained as $3.4 million. As of December 31, 2021, the fair value of the contingent consideration was released from other current liabilities as the net sales milestone was not achieved upon completion of the earn-out period.

On January 4, 2021, the Company made a technology acquisition for a total cash consideration of $11.0 million, which included contingent consideration of $3.0 million payable in cash upon the achievement of two technical development milestones to be completed as of December 31, 2021 and March 31, 2022. The fair value of the contingent consideration was determined using a probability-weighted expected payment model and discounted at the estimated cost of debt. During fiscal year 2023, the Company paid $2.0 million for the contingent consideration related to the first technical development milestone. The Company expects to pay the remaining $1.0 million for the second technical development milestone within the next twelve months.

In connection with the acquisition of Streamlabs on October 31, 2019, the Company agreed to pay a total earn-out payment of $29.0 million, payable in stock, only upon the achievement of certain net revenues for the period from January 1, 2020 to June 30, 2020. During fiscal year 2021 and 2022, the Company issued 390,397 and 4,010 shares, respectively, out of treasury stock to former security holders of Streamlabs, in satisfaction of payment of the contingent consideration that was earned during the earn-out period. The issuances of such shares were deemed to be exempt from registration under the Securities Act of 1933 (the "Securities Act"), in reliance on Regulation D of the Securities Act as transactions by an issuer not involving a public offering.

Although the estimate of contingent consideration is based on management's best knowledge of current events, the estimate could change significantly from period to period. Actual results that differ from the assumptions used and any changes to the significant assumptions and unobservable inputs used could have an impact on future results of operations.

Investments for Deferred Compensation Plan

The marketable securities for the Company's deferred compensation plan are recorded at a fair value of $28.2 million and $28.4 million as of March 31, 2023 and 2022, respectively, based on quoted market prices. Quoted market prices are observable inputs that are classified as Level 1 within the fair value hierarchy. Unrealized gains (losses) related to marketable securities for fiscal years 2023, 2022 and 2021 are included in other income (expense), net in the consolidated statements of operations (see Note 6).

Equity Method Investments

The Company has certain non-marketable investments included in other assets that are accounted for as equity method investments, with a carrying value of $20.5 million and $40.2 million as of March 31, 2023 and 2022, respectively. Gains (losses) related to equity method investments for fiscal years 2023, 2022 and 2021 were not material and are included in other income (expense), net in the Company's consolidated statements of operations (see Note 6).

During fiscal year 2023, the Company recorded an impairment charge, before tax, of $21.4 million for one of its equity method investments as it was determined that the carrying value of the investment was not recoverable. The impairment charge is included in other income (expense), net in the Company's consolidated statement of operations for fiscal year 2023. There was no impairment of equity method investments during fiscal years 2022 and 2021.

Note 9—Fair Value Measurements (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis

Financial Assets. The Company has certain equity investments without readily determinable fair values due to the absence of quoted market prices, the inherent lack of liquidity, and the fact that inputs used to measure fair value are unobservable and require management's judgment. When certain events or circumstances indicate that impairment may exist, the Company revalues the investments using various assumptions, including the financial metrics and ratios of comparable public companies. The carrying value is also adjusted for observable price changes with the same or similar security from the same issuer. The amount of these equity investments without readily determinable fair value included in other assets was $12.6 million and $2.9 million as of March 31, 2023 and 2022, respectively. During fiscal year 2023, the Company recorded an unrealized gain, before tax, of $6.9 million for its investment in a private company as a result of observable price changes for similar securities issued by this company (level 2 fair value measurement). There was no impairment of these investments during fiscal year 2022 and the impairment charges related to these investments were not material during fiscal years 2023 and 2021.

Non-Financial Assets. Goodwill, intangible assets, and property, plant and equipment, are not required to be measured at fair value on a recurring basis. However, if the Company is required to evaluate these non-financial assets for impairment, whether due to certain triggering events or because of the required annual impairment test, and a resulting impairment is recorded to reduce the carrying value to the fair value, the non-financial assets are measured at fair value during such period. See Note 2 for additional information about how the Company tests various asset classes for impairment. There was no impairment of non-financial assets during the fiscal years of 2023 and 2021. During fiscal year 2022, the Company recorded impairment charges of $7.0 million for the Jaybird-related intangible assets (see Note 11).

Note 10—Derivative Financial Instruments

Under certain agreements with the respective counterparties to the Company's derivative contracts, subject to applicable requirements, the Company is allowed to net settle transactions of the same type with a single net amount payable by one party to the other. However, the Company presents its derivative assets and derivative liabilities on a gross basis in other current assets and accrued and other current liabilities on the consolidated balance sheets as of March 31, 2023 and 2022. See Note 9 for the fair values of the Company's derivative instruments as of March 31, 2023 and 2022.

Cash Flow Hedges

The Company enters into cash flow hedge contracts to protect against exchange rate exposure of forecasted inventory purchases. These hedging contracts mature within approximately four months. Gains and losses in the fair value of the effective portion of the hedges are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. Cash flows from such hedges are classified as operating activities in the consolidated statements of cash flows. Hedging relationships are discontinued when hedging contract is no longer eligible for hedge accounting, or is sold, terminated or exercised, or when the Company removes hedge designation for the contract. Gains and losses in the fair value of the effective portion of the discontinued hedges continue to be reported in accumulated other comprehensive loss until the hedged inventory purchases are sold, unless it is probable that the forecasted inventory purchases will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter.

The notional amounts of foreign currency exchange forward contracts outstanding related to forecasted inventory purchases were $72.6 million and $125.4 million as of March 31, 2023 and 2022, respectively. The Company had $3.9 million of net losses related to its cash flow hedges included in accumulated other comprehensive loss as of March 31, 2023, which will be reclassified into earnings within the next twelve months.

The following table presents the amounts of gain (loss) on the Company's derivative instruments designated as hedging instruments for fiscal years 2023, 2022 and 2021 and their locations on its consolidated statements of operations and consolidated statements of comprehensive income (in thousands):

Note 10—Derivative Financial Instruments (Continued)

	Amount of Gain (Loss) Deferred as a Component of Accumulated Other Comprehensive Loss			Amount of Loss (Gain) Reclassified from Accumulated Other Comprehensive Loss to Costs of Goods Sold		
	2023	**2022**	**2021**	**2023**	**2022**	**2021**
Cash flow hedges	$ 2,625	$ 6,308	$ (4,071)	$ (8,391)	$ (8,221)	$ 8,043

The Company presents the earnings impact from forward points in the same line item that is used to present the earnings impact of the hedged item, i.e. cost of goods sold, for hedging forecasted inventory purchases and such amount is not material for all periods presented.

Other Derivatives

The Company also enters into foreign currency exchange forward and swap contracts to reduce the short-term effects of currency exchange rate fluctuations on certain receivables or payables denominated in currencies other than the functional currencies of its subsidiaries. These contracts generally mature within approximately a month. The primary risk managed by using forward and swap contracts is the currency exchange rate risk. The gains or losses on these contracts are not material and included in other income (expense), net in the consolidated statements of operations based on the changes in fair value. The notional amounts of these contracts outstanding as of March 31, 2023 and 2022 were $111.2 million and $226.5 million, respectively. Foreign currency exchange forward and swap contracts outstanding as of March 31, 2023 primarily consisted of contracts in Brazilian Real, Japanese Yen, and Mexican Peso to be settled at future dates at pre-determined exchange rates.

The fair value of all foreign currency exchange forward and swap contracts is determined based on observable market transactions of spot currency rates and forward rates. Cash flows from these contracts are classified as operating activities in the consolidated statements of cash flows.

Note 11—Goodwill and Other Intangible Assets

The Company conducts its impairment analysis of goodwill annually at December 31 or more frequently if changes in facts and circumstances indicate that it is more likely than not that the fair value of the Company's reporting unit may be less than its carrying amount. The Company conducted its annual impairment analysis of goodwill as of December 31, 2022 by performing a qualitative assessment and concluded that it was more likely than not that the fair value of its reporting unit exceeded its carrying amount. In assessing the qualitative factors, the Company considered the impact of change in industry and competitive environment, the Company's market capitalization and budgeted-to-actual revenue performance for the twelve months ended December 31, 2022. There have been no triggering events identified affecting the valuation of goodwill subsequent to the annual impairment test.

The following table summarizes the activities in the Company's goodwill balance (in thousands):

	Years Ended March 31,	
	2023	**2022**
Beginning of the period	$ 448,175	$ 429,604
Acquisitions	7,976	20,721
Effects of foreign currency translation	(1,541)	(2,150)
End of the period	$ 454,610	$ 448,175

Note 11—Goodwill and Other Intangible Assets (Continued)

The Company's acquired intangible assets were as follows (in thousands):

| | March 31, | | | | | |
| | 2023 | | | 2022 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks and trade names	$ 36,790	$ (26,774)	$ 10,016	$ 36,790	$ (22,295)	$ 14,495
Developed technology	121,730	(94,792)	26,938	119,407	(83,540)	35,867
Customer contracts/relationships	71,110	(47,688)	23,422	71,110	(40,971)	30,139
In-process R&D	3,526	—	3,526	3,826	—	3,826
Effects of foreign currency translation	(1,021)	292	(729)	(634)	86	(548)
Total	$ 232,135	$ (168,962)	$ 63,173	$ 230,499	$ (146,720)	$ 83,779

During fiscal year 2022, the Company recognized a pre-tax impairment charge of $7.0 million to Jaybird-related intangible assets, primarily related to customer contracts and relationships, as a result of its decision to discontinue Jaybird-branded products.

For fiscal years 2023, 2022 and 2021, amortization expense for intangible assets was $24.4 million, $30.2 million and $31.8 million, respectively. The Company expects that annual amortization expense for fiscal years 2024, 2025, 2026, 2027 and 2028 will be $20.3 million, $18.2 million, $11.9 million, $4.9 million and $3.3 million, respectively, and $1.0 million thereafter.

Note 12—Financing Arrangements

The Company had several uncommitted, unsecured bank lines of credit aggregating $181.3 million and $195.0 million as of March 31, 2023 and 2022, respectively. There are no financial covenants under these lines of credit with which the Company must comply. As of March 31, 2023 and 2022, the Company had outstanding bank guarantees of $13.6 million and $25.5 million, respectively, under these lines of credit. There was no borrowing outstanding under these lines of credit as of March 31, 2023 and 2022.

Note 13—Commitments and Contingencies

Product Warranties

Changes in the Company's warranty liabilities for fiscal years 2023 and 2022 were as follows (in thousands):

| | Years Ended March 31, | |
	2023	2022
Beginning of the period	$ 46,219	$ 48,832
Provision	31,089	29,812
Settlements	(35,919)	(32,082)
Effects of foreign currency translation	(503)	(343)
End of the period	$ 40,886	$ 46,219

Indemnifications

The Company indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property disputes and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances includes indemnification for damages and expenses, including reasonable attorneys' fees. As of March 31, 2023, no material amounts have been accrued for these indemnification provisions. The Company does not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid under its indemnification arrangements.

Note 13—Commitments and Contingencies (Continued)

The Company also indemnifies its current and former directors and certain of its current and former officers. Certain costs incurred for providing such indemnification may be recoverable under various insurance policies. The Company is unable to reasonably estimate the maximum amount that could be payable under these arrangements because these exposures are not limited, the obligations are conditional in nature and the facts and circumstances involved in any situation that might arise are variable.

Legal Proceedings

From time to time the Company is involved in claims and legal proceedings that arise in the ordinary course of its business. The Company is currently subject to several such claims and a small number of legal proceedings. The Company believes that these matters lack merit and intends to vigorously defend against them. Based on currently available information, the Company does not believe that resolution of pending matters will have a material adverse effect on its financial condition, cash flows or results of operations. However, litigation is subject to inherent uncertainties, and there can be no assurances that the Company's defenses will be successful or that any such lawsuit or claim would not have a material adverse impact on the Company's business, financial condition, cash flows or results of operations in a particular period. Any claims or proceedings against the Company, whether meritorious or not, can have an adverse impact because of defense costs, diversion of management and operational resources, negative publicity and other factors. Any failure to obtain a necessary license or other rights, or litigation arising out of intellectual property claims, could adversely affect the Company's business.

Note 14—Shareholders' Equity

Share Capital

The Company's nominal share capital is CHF 43.3 million, consisting of 173,106,620 issued shares with a par value of CHF 0.25 each, of which 13,763,347 were held in treasury shares as of March 31, 2023.

The Company has reserved conditional capital of 25,000,000 shares for potential issuance on the exercise of rights granted under the Company's employee equity incentive plans and additional conditional capital for financing purposes, representing the issuance of up to 25,000,000 shares to cover any conversion rights under a future convertible bond issuance. At the 2020 Annual General Meeting, the shareholders of the Company authorized the Board of Directors to issue up to an additional 17,310,662 shares of the Company until September 9, 2022, which was authorized at the 2022 Annual General Meeting to be extended to September 14, 2024.

Dividends

Pursuant to Swiss corporate law, the payment of dividends is limited to certain amounts of unappropriated retained earnings (approximately CHF 1.2 billion, or USD equivalent of $1.3 billion as of March 31, 2023) and is subject to shareholder approval.

In May 2023, the Board of Directors recommended that the Company pay cash dividends for fiscal year 2023 of CHF 1.06 per share (USD equivalent of approximately $1.16 per share, which would result in a gross aggregate dividend of approximately $184.2 million, based on the exchange rate and shares outstanding, net of treasury shares, on March 31, 2023).

In September 2022, the Company paid gross cash dividends of CHF 0.96 (USD equivalent of $0.98) per common share, totaling $158.7 million on the Company's outstanding common shares. In September 2021, the Company paid cash dividends of CHF 0.87 (USD equivalent of $0.95) per common share, totaling $159.4 million on the Company's outstanding common shares. In September 2020, the Company paid cash dividends of CHF 0.79 (USD equivalent of $0.87) per common share, totaling $146.7 million on the Company's outstanding common shares.

Any future dividends will be subject to the approval of the Company's shareholders.

Legal Reserves

Under Swiss corporate law, a minimum of 5% of the Company's annual net income must be retained in a legal reserve until this legal reserve equals 20% of the Company's issued and outstanding aggregate par value per share capital. These legal reserves represent an appropriation of retained earnings that are not available for distribution and totaled $10.4 million at March 31, 2023 (based on the exchange rate at March 31, 2023).

Note 14—Shareholders' Equity (Continued)

Share Repurchases

In May 2020, the Company's Board of Directors approved the 2020 share repurchase program, which authorized the Company to use up to $250.0 million to purchase up to 17.3 million of Logitech shares. Shares may be repurchased from time to time on the open market, through block trades or otherwise. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors.

In April 2021, the Company's Board of Directors approved an increase of $750.0 million of the 2020 share repurchase program, to an aggregate amount of $1.0 billion. The Swiss Takeover Board approved this increase and it became effective on May 21, 2021.

In July 2022, the Company's Board of Directors approved an increase of $500 million to the 2020 share repurchase program, to an aggregate amount of up to $1.5 billion to purchase up to 17.3 million of Logitech shares. The Swiss Takeover Board approved this increase and it became effective on August 19, 2022. The 2020 share repurchase program is expected to remain in effect for a period of three years through July 27, 2023. As of March 31, 2023, $505.8 million was available for repurchase under the 2020 repurchase program.

A summary of the approved and active share repurchase program in fiscal year 2023 is shown in the following table (in thousands, excluding transaction costs):

Share Repurchase Program	Approved		Repurchased	
	Shares [1]	Amounts	Shares	Amounts
May 2020	17,311	$ 1,500,000	14,014	$ 994,156

(1) The approval of the share repurchase program by the Swiss Takeover Board limits the number of shares that the Company may repurchase to no more than 10% of its authorized share capital and voting rights.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss were as follows (in thousands):

	Currency Translation Adjustment	Defined Benefit Plans	Deferred Hedging Gains (Losses)	Total
March 31, 2022	$ (102,461)	$ (3,495)	$ 1,833	$ (104,123)
Other comprehensive income (loss)	1,592	8,020	(5,766)	3,846
March 31, 2023	$ (100,869)	$ 4,525	$ (3,933)	$ (100,277)

Note 15—Segment Information

The Company operates in a single operating segment that encompasses the design, manufacturing and marketing of peripherals for PCs, tablets, gaming, video conferencing, and other digital platforms. Operating performance measures are provided directly to the Company's CEO, who is considered to be the Company's Chief Operating Decision Maker. The CEO periodically reviews information such as sales and adjusted operating income (loss) to make business decisions. These operating performance measures do not include restructuring charges (credits), net, share-based compensation expense, amortization and impairment of intangible assets, acquisition-related costs and change in fair value of contingent consideration from business acquisitions.

Note 15—Segment Information (Continued)

Sales by product categories were as follows (in thousands):

	Years Ended March 31,		
	2023	2022	2021
Pointing Devices	$ 728,357	$ 781,108	$ 680,907
Keyboards & Combos	836,432	967,301	784,488
PC Webcams	227,692	403,651	439,865
Tablet & Other Accessories	254,374	310,123	384,301
Gaming [1]	1,211,485	1,451,883	1,239,005
Video Collaboration	887,517	997,164	1,044,935
Mobile Speakers	111,649	149,782	174,895
Audio & Wearables	274,231	401,424	468,776
Other [2]	7,081	18,665	35,107
Total Sales	$ 4,538,818	$ 5,481,101	$ 5,252,279

(1) Gaming includes streaming services revenue generated by Streamlabs.

(2) Other includes Smart Home.

Sales by geographic region (based on the customers' locations) for fiscal years 2023, 2022 and 2021 were as follows (in thousands):

	Years Ended March 31,		
	2023	2022	2021
Americas	$ 1,930,908	$ 2,317,941	$ 2,206,552
EMEA	1,299,657	1,724,027	1,735,682
Asia Pacific	1,308,253	1,439,133	1,310,045
Total Sales	$ 4,538,818	$ 5,481,101	$ 5,252,279

Revenues from sales to customers in the United States represented 35%, 34% and 35% of sales in fiscal years 2023, 2022 and 2021, respectively. Revenues from sales to customers in Germany represented 14%, 15% and 16% of sales in fiscal years 2023, 2022 and 2021, respectively. Revenues from sales to customers in China represented 11% and 10% of sales in fiscal years 2023 and 2022, respectively. No other country represented more than 10% of sales during these periods presented herein. Revenues from sales to customers in Switzerland, the Company's country of domicile, represented 3% of sales in each of fiscal years 2023, 2022 and 2021.

Property, plant and equipment, net (excluding software) and right-of-use assets by geographic region were as follows (in thousands):

	March 31,	
	2023	2022
Americas	$ 59,183	$ 22,578
EMEA	38,890	23,830
Asia Pacific	69,939	87,265
Total	$ 168,012	$ 133,673

Property, plant and equipment, net (excluding software) and right-of-use assets in the United States, China, and Ireland were $58.7 million, $48.8 million, and $17.7 million, respectively, as of March 31, 2023. Property, plant and equipment, net (excluding software) and right-of-use assets in the United States and China were $21.7 million and $66.8 million, respectively, as of March 31, 2022. Property, plant and equipment, net (excluding software) and right-of-use assets in Switzerland, the Company's country of domicile, were $13.7 million and $13.6 million as of March 31, 2023 and 2022, respectively. No other countries represented more than 10% of the Company's total consolidated property, plant and equipment, net (excluding software) and right-of-use assets as of March 31, 2023 or 2022.

Note 16—Restructuring

The following table summarizes restructuring-related activities during fiscal years 2023 and 2022 (in thousands):

	Termination Benefits	Contract Termination and Other	Total
Accrued restructuring liability at March 31, 2021 [1]	$ 627	$ —	$ 627
Charges, net	879	1,286	2,165
Cash payments	(945)	(390)	(1,335)
Accrued restructuring liability at March 31, 2022 [1]	$ 561	$ 896	$ 1,457
Charges, net	27,631	6,942	34,573
Cash payments	(14,015)	(2,481)	(16,496)
Accrued restructuring liability at March 31, 2023 [1]	$ 14,177	$ 5,357	$ 19,534

(1) The accrual balances are included in accrued and other current liabilities on the Company's consolidated balance sheets.

During the second quarter of fiscal year 2023, the Company initiated a restructuring plan to realign its business group and engineering structure with its go-to-market strategy to more effectively compete within the enterprise market and to better serve end-users. During the fourth quarter of fiscal year 2023, the Company undertook further actions to remove organization layers as well as streamline its marketing organization to increase efficiency. These actions resulted in charges related to employee severance and other termination benefits as well as contract termination and other costs. The Company recorded pre-tax charges totaling $34.6 million in restructuring charges, net in the consolidated statement of operations for the year ended March 31, 2023. The Company expects to substantially complete these restructuring activities within the next twelve months.

During the third quarter of fiscal year 2022, as part of the Company's strategic review, the Company decided to cease future product launches under the Jaybird brand within the Audio & Wearables product category. As a result, the Company recorded $7.6 million in cost of goods sold related to write-offs for excess inventories, $7.0 million impairment to the intangible assets acquired as part of the Jaybird acquisition (see Note 11), and $2.2 million in restructuring charges, net, related to production cancellation costs and employee severance and other termination benefits, for the year ended March 31, 2022. This restructuring plan has been substantially completed during fiscal year 2023.

Note 17 — Leases

The Company is a lessee in various noncancellable operating leases, primarily real estate facilities for office space. As of March 31, 2023, the Company's lease arrangements are comprised of operating leases with various expiration dates through November 30, 2033. The lease term for all of the Company's leases includes the noncancellable period of the lease. Certain lease agreements include options to renew or terminate the lease, which are not reasonably certain to be exercised and therefore are not factored into the Company's determination of the duration of the lease arrangement. The Company's leases do not contain any material residual value guarantees.

The total operating lease costs including short-term lease costs were $21.2 million, $17.3 million and $15.0 million as of March 31, 2023, 2022, and 2021, respectively. Total variable lease costs were not material during the year ended March 31, 2023, 2022 and 2021. The total operating and variable lease costs were included in cost of goods sold, marketing and selling, research and development, and general and administrative in the Company's consolidated statements of operations.

Note 17 — Leases (Continued)

Supplemental cash flow information related to operating leases (in thousands):

	Years Ended March 31,		
	2023	**2022**	**2021**
Cash paid for amounts included in the measurement of operating lease liabilities	$ 16,565	$ 15,400	$ 13,865
ROU assets obtained in the exchange for operating lease liabilities	$ 43,093	$ 22,174	$ 15,659

Future lease payments included in the measurement of operating lease liabilities as of March 31, 2023 for the following five fiscal years and thereafter are as follows (in thousands):

Years Ending March 31,	
2024	$ 13,409
2025	13,657
2026	10,769
2027	10,155
2028	9,107
Thereafter	40,889
Total lease payments	$ 97,986
Less: imputed interest	(15,416)
Less: tenant improvement allowance (1)	(11,554)
Present value of lease liabilities	$ 71,016

(1) The operating leases for two real estate facilities in the Americas region provide for tenant improvement allowances, for which the lessors reimburse the Company for the costs of constructing leasehold improvements up to $11.6 million.

Weighted-average lease terms and discount rates were as follows:

	Years Ended March 31,	
	2023	**2022**
Weighted-average remaining lease terms (in years)	8.1	4.6
Weighted-average discount rate	3.7 %	2.8 %

LOGITECH INTERNATIONAL S.A., HAUTEMORGES

SWISS STATUTORY FINANCIAL STATEMENTS

TABLE OF CONTENTS



Statutory Auditor's Report

To the General Meeting of Logitech International S.A., Hautemorges

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Logitech International S.A. (the Company), which comprise the balance sheet as at 31 March 2023, and the income statement for the year then ended March 31, 2023, and notes to the financial statement, including a summary of significant accounting policies.

In our opinion, the financial statements for the year ended March 31, 2023, comply with Swiss law and the Company's articles of incorporation.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law, together with the requirements of the Swiss audit profession and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.

Other Information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements of the Company, the compensation report and our auditor's reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.



Board of Directors' Responsibilities for the Financial Statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

— Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

— Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

— Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

— Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.



Report on Other Legal and Regulatory Requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

KPMG AG

Regula Tobler   Stefan Widmer
Licensed Audit Expert   Licensed Audit Expert
Auditor in Charge

Zurich, May 17, 2023

Enclosure:
–   Swiss Statutory Financial Statements
–   Proposal of the Board of Directors for Appropriation of Retained Earnings

KPMG AG, Badenerstrasse 172, CH-8036 Zurich

© 2023 KPMG AG, a Swiss corporation, is a subsidiary of KPMG Holding AG, which is a member of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

LOGITECH INTERNATIONAL S.A., HAUTEMORGES

BALANCE SHEETS (unconsolidated)

(CHF in thousands)

	Note	March 31, 2023	March 31, 2022
ASSETS			
Current assets:			
Cash and cash equivalents		45,258	70,240
Receivable from subsidiaries		383,146	263,085
Other short-term receivables		931	246
Total current assets		429,335	333,571
Non-current assets:			
Subordinated note	2.4	8,790	8,457
Investments	2/4	1,013,475	1,021,387
Total non-current assets		1,022,265	1,029,844
Total assets		1,451,600	1,363,415
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Payables to subsidiaries		200,128	165,711
Other short-term liabilities	2.1/2.2	20,903	30,344
Total current liabilities		221,031	196,055
Non-Current liabilities:			
Other non-current liabilities		275	3,895
Total non-current liabilities		275	3,895
Total liabilities		221,306	199,950
Shareholders' equity:			
Share capital		43,277	43,277
Legal capital reserves			
Reserves from capital contributions		1,265	1,265
Legal retained earnings			
Legal retained earnings in the narrower sense		9,580	9,580
		10,845	10,845
Treasury Shares	5	(914,399)	(584,158)
Available earnings			
- Profit brought forward		1,537,351	1,046,524
- Profit for the year		553,220	646,977
Total shareholders' equity		1,230,294	1,163,465
Total liabilities and shareholders' equity		1,451,600	1,363,415

The accompanying notes are an integral part of these statutory financial statements.

LOGITECH INTERNATIONAL S.A., HAUTEMORGES

STATEMENTS OF INCOME (unconsolidated)

(CHF in thousands)

	Note	Year ended March 31,	
		2023	**2022**
Income:			
Dividend income		623,143	786,379
Royalty fees		50,938	58,539
Interest income from third parties		1,615	21
Total income		675,696	844,939
Expenses:			
Administrative expenses		8,893	5,207
Brand development expenses		33,895	79,461
Other expenses		16,345	58,678
Expense capital and non-recoverable withholding taxes		133	230
Loss on treasury shares	5	43,379	44,952
Loss on investments	2	20,734	7,235
Interest paid to subsidiaries		3,099	2,011
Foreign exchange (gain)/loss, net		(4,002)	188
Total expenses		122,476	197,962
Profit for the year		553,220	646,977

The accompanying notes are an integral part of these statutory financial statements.

NOTES TO SWISS STATUTORY FINANCIAL STATEMENTS

Note 1 - **General and Basis of Presentation:**

Logitech International S.A. is a Swiss Holding company with its registered office in Hautemorges, Switzerland, which conducts its business through subsidiaries in the Americas, Europe, Middle East & Africa ("EMEA") and Asia Pacific. Shares of Logitech International S.A. are listed on both the SIX Swiss Exchange under the trading symbol LOGN and the Nasdaq Global Select Market under the trading symbol LOGI.

The Swiss statutory financial statements of Logitech International S.A., Hautemorges (the "Holding Company"), are prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Where not prescribed by law, the significant accounting and valuation principles applied are described below.

The statutory financial statements present the financial position and results of operations of the Holding Company on a standalone basis and do not represent the consolidated financial position of the Holding Company and its subsidiaries.

The accounting policies set out below have been applied consistently in all periods presented in these financial statements, unless otherwise stated.

Treasury shares

Treasury shares are recognized at acquisition cost and deducted from shareholders' equity at the time of acquisition. In case of a resale, the gain or loss is recognized through the income statement as a Loss/(Gain) on Treasury Shares. Treasury shares held may be reissued to satisfy the exercise of employee stock options and purchase rights, the vesting of restricted stock units, and acquisitions, or, if repurchased for that purpose, may be cancelled with shareholder approval. Treasury shares that are reissued are accounted for using the first-in, first-out basis.

Share-based payments

When treasury shares are used for share-based payment programs for Board members and employees, the difference between the acquisition costs and any consideration paid by the employees at date of exercise or vesting is recognized through the income statement as a Loss/(Gain) on Treasury Shares.

Exchange rate differences

Except for investments in subsidiaries, which are translated at historical rates, all assets and liabilities denominated in foreign currencies are translated into Swiss francs (CHF) using year-end rates of exchange. Realized exchange gains and losses arising from these as well as those from business transactions denominated in foreign currencies are recorded in the statement of income. Net unrealized exchange losses are recorded in the statement of income; net unrealized gains, however, are deferred within other liabilities.

Investments in subsidiaries

Investments are recorded at acquisition cost less any impairment loss.

Foregoing a cash flow statement and additional disclosures in the notes

As Logitech International S.A. has separately prepared its consolidated financial statements in accordance with a recognized accounting standard (US GAAP), it has decided to forego presenting additional information on interest-bearing liabilities and audit fees in the notes as well as a cash flow statement and a management report in accordance with Swiss law (CO 961*d*).

Note 2 - Changes in investments in subsidiaries:

Note 2.1 - Acquisition of Meetio

On May 19, 2021, the Holding Company acquired a technology company for a total cash consideration of CHF 23.0 million ($25.6 million), including CHF 9.0 million ($10.0 million) contingent consideration payable in cash upon the achievement of three technical development milestones.

During the third quarter of fiscal year 2022, CHF 0.8 million ($0.9 million) of the contingent consideration was released from other short-term liabilities upon satisfaction and cash settlement of the contingent consideration for the first technical development milestone.

During the second quarter of fiscal year 2023, CHF 3.9 million ($4.0 million) of the contingent consideration was released from other short-term liabilities upon satisfaction and cash settlement of the contingent consideration for the second technical development milestone.

Note 2.2 - Acquisition of Mevo Inc.

On February 17, 2021, the Holding Company acquired all equity interests of Mevo Inc. ("Mevo") for a total consideration of approximately CHF 32.4 million which included a working capital adjustment, plus additional contingent consideration of up to CHF 16.0 million ($17.0 million) payable in cash only upon the achievement of certain net revenues for the period beginning on December 26, 2020 and ending on December 31, 2021. Mevo is a maker of camera hardware and software for live streaming. The Mevo Acquisition is complementary to the Holding Company's streaming portfolio. Immediately after the acquisition, the Holding Company transferred all of its shares in Mevo, Inc., as a capital contribution to Logitech Inc.

As of December 31, 2021, the fair value of the contingent consideration of CHF 3.1 million ($3.4 million) was released from other short-term liabilities as the net sales milestone was not achieved upon completion of the earn-out period.

Note 2.3 - Acquisition of General Workings, Inc.

During the year ended March 31, 2020, the Holding Company acquired General Workings, Inc. for a total consideration of approximately CHF 104.7 million, which included a working capital adjustment, plus an additional contingent consideration of CHF 28.1 million (CHF 22.8 million of the contingent consideration has been recorded as of March 31, 2020 in other short-term liabilities) paid in Logitech stock upon the achievement of certain net revenues for the period beginning on January 1, 2020 and ended on June 30, 2020. Immediately after the acquisition, the Holding Company transferred all of its shares in General Workings, Inc., as a capital contribution to Logitech Inc.

During the year ended March 31, 2021 the net revenue target was fully achieved and the contingent consideration in the amount of CHF 26.8 million ($28.5 million) was settled with 390,397 shares at a total cost of CHF 8.5 million out of the Holding Company's treasury shares.

During the year ended March 31, 2022, the Holding Company issued 4,010 shares at a total cost of CHF 0.1 million out of treasury stock to former security holders of Streamlabs in satisfaction of payment of the contingent consideration CHF 0.2 million ($0.3 million) that was earned during the earn-out period.

As of March 31, 2023, a contingent consideration of CHF 0.2 million ($0.2 million) remains outstanding and is held in escrow.

Note 2.4 - Investment in Lifesize

During the year ended March 31, 2020, Marlin-SL Topco, LP (Marlin) entered into an acquisition agreement with representative shareholders of Lifesize, Inc. to acquire Lifesize. On March 2, 2020 (Valuation Date), as a shareholder of Lifesize, the Holding Company received total proceeds of CHF 44.5 million ($45.3 million) for a sale of its investment. As

Note 2 - Changes in investments in subsidiaries: (Continued)

part of the proceeds the Holding Company received cash, shares of Marlin and a subordinated loan note in Marlin due in 5 years with interest of 6% per annum, at 0.5% increment after 18 months from inception date.

As of March 31, 2022 and March 31, 2023, the investment represents an ownership interest of less than 10% in Marlin.

During the year ended March 31, 2023, the Holding Company recorded an impairment charge, before tax, of CHF 21.9 million ($21.4 million) to write off its investment in Marlin shares as it was determined that the carrying value of the equity investment was not recoverable. There was no impairment to the subordinated loan note in Marlin as of March 31, 2023.

Note 3 - Contingent Liabilities:

The Holding Company has issued guarantees to various banks for lines of credit available to its subsidiaries for CHF 19.0 million and CHF 18.8 million at March 31, 2023 and March 31, 2022, respectively. The Holding Company also has a guarantee to one financial institution for lines of credit available to its subsidiaries without a specific amount. As of March 31, 2023 and 2022, there were no outstanding drawdown amounts on the guarantee.

Note 4 - Investments in subsidiaries:

The Holding Company's subsidiaries directly and indirectly held (other than subsidiaries that were inactive during the fiscal year) include the following:

Fiscal year 2023

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Holding %	Share Capital	
EMEA					
Labtec Europe SA	Switzerland	Lausanne	100	CHF	150,000
Logitech UK Limited	United Kingdom	Windsor,Berkshire	100	GBP	20,000
Logitech Espana BCN SL	Spain	Barcelona	100	EUR	50,000
Logitech Europe S.A.	Switzerland	Lausanne	100	CHF	100,000
SAS Logitech France	Republic of France	Levallois-Perret	100	EUR	182,939
Logitech GmbH	Federal Republic of Germany	Munich	100	EUR	25,565
Logitech Ireland Services Limited	Ireland	Cork	100	EUR	48,001
Logitech Italia S.R.L.	Republic of Italy	Milan	100	EUR	20,000
Logitech Nordic AB	Sweden	Stockholm	100	SEK	100,000
Logitech Benelux B.V.	Kingdom of the Netherlands	Leusden	100	EUR	18,151
Logitech Poland Spolka z Ograniczona Odpowiedzialnoscia	Poland	Warsaw	100	PLN	50,000
Logitech S.A.	Switzerland	Lausanne	100	CHF	200,000
Logitech Middle East FZ-LLC	United Arab Emirates	Dubai Internet City	100	AED	100,000
Logitech (Streaming Media) SA	Switzerland	Lausanne	100	CHF	100,000
Logitech Hellas MEPE	Greece	Athens	100	EUR	18,000
Logitech Schweiz AG	Switzerland	Zurich	100	CHF	100,000
Limited Liability Company "Logitech"	Russia	Moscow	100	RUB	8,020,000
Logi Peripherals Technologies (South Africa) (Pty) Ltd	South Africa	Gauteng	100	ZAR	1,000
Logitech Norway AS	Norway	Oslo	100	NOK	100,000
Logitech Turkey Computer Marketing Services LLC	Turkey	Istanbul	100	TRY	10,000
Logitech Services SA	Switzerland	Lausanne	100	CHF	100,000
Limited Liability Company "Logitech Ukraine"	Ukraine	Zaporizhzhia	100	UAH	5,600,000
Meetio Holding AB	Sweden	Malmo	100	SEK	95,238
Meetio AB	Sweden	Malmo	100	SEK	50,000
Type Software UG	Federal Republic of Germany	Borgholzhausen	100	EUR	1,000
Airica AG	Switzerland	Zurich	100	CHF	174,140

Note 4 - Investments in subsidiaries: (Continued)

<u>**Fiscal year 2023**</u>

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Holding %	Share Capital	
AMERICAS					
Logitech Argentina S.R.L.	Argentina	Buenos Aires	100	ARS	412,400
Logitech Do Brasil Comercio de Accessorios de Informatica Ltda.	Brazil	Sao Paulo	100	BRL	92,686,440
Logitech de Mexico S.A. de C.V.	Mexico	Santa Fe	100	MXN	50,000
Logitech Canada Inc.	Canada	Vancouver	100	CAD	100
Logitech Inc.	United States of America	Newark, California	100	USD	11,522,396
Logitech (Streaming Media) Inc.	United States of America	Newark, California	100	USD	10
Logitech (Slim Devices) Inc.	United States of America	Wilmington, Delaware	100	USD	1
Ultimate Ears Incorporated	United States of America	Carson City, Nevada	100	USD	10
UE Acquisition Inc.	United States of America	Wilmington, Delaware	100	USD	10
Logitech Latin America, Inc.	United States of America	Wilmington, Delaware	100	USD	1
Blue Microphones Holding Corporation	United States of America	Newark, California	100	USD	230
Baltic Latvian Universal Electronics, LLC	United States of America	Los Angeles, California	100	USD	—
General Workings Inc.	United States of America	Wilmington, Delaware	100	USD	7,500
Streamlabs LLC	United States of America	San Francisco, California	100	USD	—
Liminal Collective, Inc.	United States of America	Newark, California	100	USD	1
Mevo Inc.	United States of America	Brooklyn, New York.	100	USD	1
Meetio Inc.	United States of America	Portland, Oregon	100	USD	1

Note 4 - Investments in subsidiaries: (Continued)

Fiscal year 2023

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Holding %	Share Capital	
ASIA PACIFIC					
LogiCool Co., Ltd.	Japan	Tokyo	100	JPY	155,000,000
Logitech Electronics (India) Private Limited	India	Mumbai, Maharashtra	100	INR	140,340
Logitech Far East Limited	Taiwan, Republic of China	Hsinchu	100	TWD	260,000,000
Logitech Hong Kong Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Korea Ltd.	Republic of Korea	Seoul	100	KRW	150,000,000
Logitech New Zealand Co. Limited	New Zealand	Auckland	100	NZD	10,000
Logitech Service Asia Pacific Pte. Ltd.	Republic of Singapore	Singapore	100	SGD	1
Logitech Singapore Pte. Ltd.	Republic of Singapore	Singapore	100	SGD	2,559,863
Logitech Technology (Suzhou) Company Limited	People's Republic of China	Suzhou	100	USD	22,000,000
Logitech (China) Technology Company Limited	People's Republic of China	Shanghai	100	USD	7,800,000
Logitech Asia Logistics Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Asia Pacific Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Australia Computer Peripherals Pty Limited	Commonwealth of Australia	Sydney	100	AUD	12
Logitech Technology (Shenzhen) Consulting Company Limited	People's Republic of China	Shenzhen	100	HKD	110,000
Logitech Engineering & Designs India Private Limited	India	Chennai, Tamil Nadu	100	INR	1,457,300
Logi Computer Peripherals (Malaysia) Sdn. Bhd.	Malaysia	Kuala Lumpar Wilayah Persekutuan	100	MYR	2
Logitech Vietnam Company Limited	Vietnam	Ho Chi Minh City	100	VND	13,831,500,000
Logitech Philippines Inc.	Philippines	Bonifacio Global City, Taguig City	100	PHP	29,144,000

Note 4 - Investments in subsidiaries: (Continued)

Fiscal year 2022

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Holding %	Share Capital	
EMEA					
Labtec Europe SA	Switzerland	Lausanne	100	CHF	150,000
Logitech UK Limited	United Kingdom	Windsor,Berkshire	100	GBP	20,000
Logitech Espana BCN SL	Spain	Barcelona	100	EUR	50,000
Logitech Europe S.A.	Switzerland	Lausanne	100	CHF	100,000
SAS Logitech France	Republic of France	Levallois-Perret	100	EUR	182,939
Logitech GmbH	Federal Republic of Germany	Munich	100	EUR	25,565
Logitech Ireland Services Limited	Ireland	Cork	100	EUR	48,001
Logitech Italia S.R.L.	Republic of Italy	Milan	100	EUR	20,000
Logitech Nordic AB	Sweden	Stockholm	100	SEK	100,000
Logitech Benelux B.V.	Kingdom of the Netherlands	Leusden	100	EUR	18,151
Logitech Poland Spolka z.o.o	Poland	Warsaw	100	PLN	50,000
Logitech S.A.	Switzerland	Lausanne	100	CHF	200,000
Logitech Middle East FZ-LLC	United Arab Emirates	Dubai Internet City	100	AED	100,000
Logitech (Streaming Media) SA	Switzerland	Lausanne	100	CHF	100,000
Logitech Hellas MEPE	Greece	Athens	100	EUR	18,000
Logitech Schweiz AG	Switzerland	Zurich	100	CHF	100,000
Logitech Upicto GmbH	Switzerland	Zurich	100	CHF	20,000
Limited Liability Company "Logitech"	Russia	Moscow	100	RUB	8,020,000
Logi Peripherals Technologies (South Africa) (Proprietary) Limited	South Africa	Gauteng	100	ZAR	1,000
Logitech Norway AS	Norway	Oslo	100	NOK	100,000
Logitech Turkey Computer Marketing Services LLC	Turkey	Istanbul	100	TRY	10,000
Logitech Services SA	Switzerland	Lausanne	100	CHF	100,000
Limited Liability Company Mevo Ukraine	Ukraine	Zaporizhzhia	100	UAH	2,632,568
Meetio Holding AB	Sweden	Malmo	100	SEK	95,238
Meetio AB	Sweden	Malmo	100	SEK	50,000

Note 4 - Investments in subsidiaries: (Continued)

<u>**Fiscal year 2022**</u>

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Holding %	Share Capital	
AMERICAS					
Logitech Argentina S.R.L.	Argentina	Buenos Aires	100	ARS	412,400
Logitech Do Brasil Comercio de Accessorios de Informatica Ltda.	Brazil	Sao Paulo	100	BRL	92,686,440
Logitech de Mexico S.A. de C.V.	Mexico	Santa Fe	100	MXN	50,000
Logitech Canada Inc.	Canada	Vancouver	100	CAD	100
Logitech Inc.	United States of America	Newark, California	100	USD	11,522,396
Logitech (Streaming Media) Inc.	United States of America	Newark, California	100	USD	10
Logitech (Slim Devices) Inc.	United States of America	Wilmington, Delaware	100	USD	1
WiLife, Inc.	United States of America	Wilmington, Delaware	100	USD	10
Logitech Servicios Latinoamérica, S.A de C.V	Mexico	Mexico City	100	MXN	50,000
Ultimate Ears Incorporated	United States of America	Carson City, Nevada	100	USD	10
SightSpeed, Inc.	United States of America	Wilmington, Delaware	100	USD	1
UE Acquisition Inc.	United States of America	Wilmington, Delaware	100	USD	10
Logitech Latin America, Inc.	United States of America	Wilmington, Delaware	100	USD	1
Blue Microphones Holding Corporation	United States of America	Newark, California	100	USD	230
Baltic Latvian Universal Electronics, LLC	United States of America	Los Angeles, California	100	USD	—
General Workings Inc.	United States of America	Wilmington, Delaware	100	USD	7,500
Streamlabs Canada Inc.	Canada	Halifax, Nova Scotia	100	CAD	10
Streamlabs LLC	United States of America	San Francisco, California	100	USD	—
Liminal Collective, Inc.	United States of America	Newark, California	100	USD	1
Mevo Inc.	United States of America	Brooklyn, New York.	100	USD	1
Meetio Inc.	United States of America	Portland, Oregon	100	USD	1

Note 4 - Investments in subsidiaries: (Continued)

Fiscal year 2022

Name of Subsidiary	Jurisdiction of Incorporation	Municipality	Holding %	Share Capital	
ASIA PACIFIC					
LogiCool Co., Ltd.	Japan	Tokyo	100	JPY	155,000,000
Logitech Electronics (India) Private Limited	India	Mumbai, Maharashtra	100	INR	140,340
Logitech Far East Limited	Taiwan, Republic of China	Hsinchu	100	TWD	260,000,000
Logitech Hong Kong Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Korea Ltd.	Republic of Korea	Seoul	100	KRW	150,000,000
Logitech New Zealand Co. Limited	New Zealand	Auckland	100	NZD	10,000
Logitech Service Asia Pacific Pte. Ltd	Republic of Singapore	Singapore	100	SGD	1
Logitech Singapore Pte. Ltd.	Republic of Singapore	Singapore	100	SGD	2,559,863
Logitech Technology (Suzhou) Company Limited	People's Republic of China	Suzhou	100	USD	22,000,000
Logitech (China) Technology Company Limited	People's Republic of China	Shanghai	100	USD	7,800,000
Logitech Asia Logistics Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Asia Pacific Limited	Hong Kong	Hong Kong	100	HKD	100
Logitech Australia Computer Peripherals Pty. Limited	Commonwealth of Australia	Sydney	100	AUD	12
Logitech Technology (Shenzhen) Consulting Company Limited	People's Republic of China	Shenzhen	100	HKD	110,000
Logitech Engineering & Designs India Private Limited	India	Chennai, Tamil Nadu	100	INR	1,457,300
Logi Computer Peripherals (Malaysia) Sdn. Bhd	Malaysia	Kuala Lumpur Wilayah Persekutuan	100	MYR	2
Logitech JB Australia Pty Ltd	Commonwealth of Australia	Sydney	100	AUD	1
Logitech Vietnam Company Limited	Vietnam	Ho Chi Minh City	100	VND	13,831,500,000
Logitech Philippines Inc.	Philippines	Bonifacio Global City	100	PHP	29,144,000

Note 5 - Treasury Shares:

During fiscal years 2023 and 2022, repurchases of the Holding Company's shares and issuances from the Holding Company's treasury shares were as follows:

	Number of Transactions	Average Price	Number of shares	Total cost (in thousands) CHF
Held by the Holding Company at March 31, 2021			4,798,723	262,373
Additions Q1	7	98.69	505,273	49,863
Disposals Q1	76	34.46	(897,357)	(30,927)
Additions Q2	32	95.45	1,151,258	109,889
Disposals Q2	38	37.79	(226,977)	(8,578)
Additions Q3	64	77.72	1,378,757	107,161
Disposals Q3	15	43.43	(71,108)	(3,089)
Additions Q4	60	71.43	1,571,861	112,289
Disposals Q4	42	41.66	(355,830)	(14,823)
Held by the Holding Company at March 31, 2022			7,854,600	584,158
Additions Q1	64	58.97	1,980,300	116,774
Disposals Q1	16	39.69	(783,422)	(31,090)
Additions Q2	65	50.52	2,240,300	113,173
Disposals Q2	9	38.68	(348,804)	(13,492)
Additions Q3	63	50.04	1,746,365	87,386
Disposals Q3	11	35.65	(218,929)	(7,804)
Additions Q4	51	52.4	1,595,400	83,598
Disposals Q4	10	60.52	(302,463)	(18,304)
Held by the Holding Company at March 31, 2023			13,763,347	914,399

In May 2020, the Holding Company Board of Directors approved the 2020 share buyback program, which authorized the company to use up to $250.0 million to purchase up to 17.3 million of Logitech shares. The Holding Company's share buyback program is expected to remain in effect for a period of three years through July 27, 2023. Shares may be repurchased from time to time on the open market. Shares have been repurchased from time to time on the open market, through block trades or otherwise.

In May 2021 and August 2022, the Holding Company increased the 2020 share buyback program in two steps to an aggregate of $1.5 billion to purchase up to 17.3 million of Logitech shares.

During the fiscal year ended March 31, 2022, the Holding Company repurchased 4.6 million registered shares for approximately CHF 379.2 million, including transaction costs, which would leave CHF 391.5 million ($423.7 million) still available for repurchase under the 2020 share buyback program as of March 31, 2022.

During the fiscal year ended March 31, 2023, the Holding Company repurchased 7.6 million registered shares for approximately CHF 400.9 million, including transaction costs, which would leave CHF 463.9 million ($505.8 million) still available for repurchase under the 2020 share buyback program as of March 31, 2023.

The disposals of treasury shares were to the Holding Company's directors and employees under the Holding Company's share incentive and share purchase plans as well as to settle contingent consideration arising from acquisition. The gain or loss on the disposal of repurchased treasury shares is recorded in the statements of income.

Note 6 - Authorized and Conditional Share Capital Increases:

Authorized Capital

In September 2022, the Holding Company's shareholders approved an amendment to the Holding Company's Articles of Incorporation to authorize the Board of Directors to issue up to 17,310,662 new registered shares until September 14, 2024.

As of March 31, 2023, none of the aforementioned authorized registered shares had been issued.

Conditional capital

In September 2008, the Holding Company's shareholders approved an amendment to the Holding Company's Articles of Incorporation to reserve conditional capital of 25.0 million shares for potential issuance on the exercise of rights granted under the Holding Company's employee equity incentive plans. The shareholders also approved the creation of conditional capital representing the issuance of up to 25.0 million shares to cover any conversion rights under a future convertible bond issuance. This conditional capital was created in order to provide financing flexibility for future expansion, investments or acquisitions.

As of March 31, 2023, none of the aforementioned conditional registered shares had been issued. During fiscal years 2023 and 2022, all employee equity incentive commitments were satisfied from treasury shares held by the Holding Company. A description of the employee equity incentive commitments outstanding is presented in Note 4 of the consolidated financial statements of Logitech International S.A.

Note 7 - Significant Shareholders:

The Holding Company's share capital consists of registered shares. To the knowledge of the Holding Company, the beneficial owners holding more than 3% of the voting rights of the Holding Company as of March 31, 2023 other than the Holding Company itself, were as follows:

Name	Number of Shares[1]	Percentage of Voting Rights[2]	Relevant Date
BlackRock, Inc.[3]	9,641,170	5.6%	December 31, 2022
UBS Fund Management (Switzerland) AG[4]	5,208,079	3.0%	July 27, 2022

(1) Financial instruments other than shares are not taken into consideration for the calculation of the relevant shareholdings.

(2) Shareholdings are calculated based on the aggregate number of voting rights entered into the Swiss commercial register. This aggregate number was 173,106,620 voting rights as of March 31, 2023.

(3) The number of shares held by BlackRock, Inc. is based on the number of shares reported as beneficially owned by BlackRock, Inc. and its subsidiaries on a Schedule 13G filed with the U.S. Securities and Exchange Commission on February 7, 2023.

(4) The number of shares held by UBS Fund Management (Switzerland) AG is based on a notification filed with the SIX Swiss Exchange Regulation on August 5, 2022.

The Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of June 19, 2015 requires shareholders who own or have discretionary authority to exercise voting rights exceeding certain percentage thresholds of a company incorporated in Switzerland whose shares are listed on a stock exchange in Switzerland to notify the company and the relevant Swiss exchange of such holdings. Following receipt of this notification, the Holding Company is required to inform the public.

Note 8 - Share Ownership of Board Members and Group Management Team:

The following tables set forth the shares and options held by each of the individual members of the Board of Directors and the Group Management Team as of March 31, 2023 and 2022:

	As of March 31, 2023			
	Shares Held	**Options, PRSUs and RSUs Held**[1]	**Exercise Price**	**Fiscal Years of Expiration**
Non-Group Management Team Members of the Board of Directors:				
Patrick Aebischer	12,395	4,170	n/a	n/a
Wendy Becker	18,854	4,170	n/a	n/a
Edouard Bugnion	37,670	4,170	n/a	n/a
Riet Cadonau [2]	2,841	—	n/a	n/a
Guy Gecht	7,093	4,170	n/a	n/a
Neil Hunt [2]	70,096	—	n/a	n/a
Christopher Jones [3]	—	4,170	n/a	n/a
Marjorie Lao	9,563	4,170	n/a	n/a
Neela Montgomery	9,287	4,170	n/a	n/a
Kwok Wang Ng [3]	—	4,170	n/a	n/a
Michael Polk	10,783	4,170	n/a	n/a
Deborah Thomas	3,658	4,170	n/a	n/a
Sascha Zahnd [3]	—	4,170	n/a	n/a
Total Non-Group Management Team Members of the Board of Directors	182,240	45,870		
Members of the Group Management Team:				
Bracken Darrell (CEO) [4]	896,983	293,492	n/a	n/a
Charles Boynton (CFO) [5]	—	—	n/a	n/a
Nathan Olmstead (Former CFO) [6]	43,300	76,463	n/a	n/a
Prakash Arunkundrum (COO) [1]	47,918	114,136	$38.65	2029
Samantha Harnett (CLO)	4,010	44,043	n/a	n/a
Total Group Management Team	992,211	528,134		

(1) Each option provides the right to purchase one share at the exercise price. For Mr. Arunkundrum, 50% of the time-based options granted under the Logitech International S.A. 2006 Stock Incentive Plan before Mr. Arunkundrum became a member of the Group Management Team became exercisable in two equal annual installments from the date of grant and 50% of the time-based options became exercisable on the third anniversary of the grant date. PRSUs granted to executive officers (including members of the Group Management Team) are performance-based restricted stock units that may vest upon meeting certain operating performance criteria and share price performance criteria measured against market conditions at the end of three years from the grant date. RSUs granted to executive officers are time-based restricted stock units that vest in four equal annual installments from the date of grant. RSUs granted to non-executive Directors vest in one annual installment.

Note 8 - Share Ownership of Board Members and Group Management Team: (Continued)

(2) Messrs. Riet Cadonau and Neil Hunt did not stand for re-election as directors at the Annual General Meeting in September 2022.

(3) Messrs. Christopher Jones, Kwok Wang Ng and Sascha Zahnd were first elected as directors at the Annual General Meeting in September 2022.

(4) Mr. Bracken Darrell, Logitech's President and Chief Executive Officer, is also a member of the Board of Directors.

(5) Mr. Charles Boynton was appointed as Chief Financial Officer and member of the Group Management Team, effective as of February 6, 2023. For fiscal year 2023, he was not granted any equity awards.

(6) Mr. Nathan Olmstead resigned from his position as Chief Financial Officer and member of the Group Management Team, effective as of February 6, 2023.

| | As of March 31, 2022 | | | |
	Shares Held	Options, PRSUs and RSUs Held[1]	Exercise Price	Fiscal Years of Expiration
Non-Group Management Team Members of the Board of Directors:				
Patrick Aebischer	20,348	2,163	n/a	n/a
Wendy Becker	16,109	2,163	n/a	n/a
Edouard Bugnion	35,643	2,163	n/a	n/a
Riet Cadonau[2]	—	3,026	n/a	n/a
Guy Gecht	5,605	2,163	n/a	n/a
Didier Hirsch[3]	6,094	—	n/a	n/a
Neil Hunt	68,609	2,163	n/a	n/a
Marjorie Lao	8,077	2,163	n/a	n/a
Neela Montgomery	7,801	2,163	n/a	n/a
Michael Polk	7,634	2,163	n/a	n/a
Deborah Thomas[4]	2,169	2,163	n/a	n/a
Total Non-Group Management Team Members of the Board of Directors	178,089	22,493		
Members of the Group Management Team:				
Bracken Darrell [5]	787,555	312,038	n/a	n/a
Nathan Olmstead	10,394	91,982	n/a	n/a
Prakash Arunkundrum [1)(6]	39,381	108,557	$38.65	2029
Samantha Harnett [7]	1,317	24,952	n/a	n/a
Total Group Management Team	838,647	537,529		

Note 8 - Share Ownership of Board Members and Group Management Team: (Continued)

(1) Each option provides the right to purchase one share at the exercise price. For Mr. Arunkundrum, 50% of the time-based options granted under the Logitech International S.A. 2006 Stock Incentive Plan before Mr. Arunkundrum became a member of the Group Management Team became exercisable in two equal annual installments from the date of grant and 50% of the time-based options became exercisable on the third anniversary of the grant date. PRSUs granted to executive officers (including members of the Group Management Team) are performance-based restricted stock units that may vest upon meeting certain operating performance criteria and share price performance criteria measured against market conditions at the end of three years from the grant date. RSUs granted to executive officers are time-based restricted stock units that vest in four equal annual installments from the date of grant. RSUs granted to non-executive Directors vest in one annual installment.

(2) Mr. Riet Cadonau was elected to the Board at the Annual General Meeting in September 2020 but, as reported at the time of his nomination and election, he did not join the Board until April 1, 2021 and did not receive any compensation, including equity awards, in fiscal year 2021. On April 15, 2021, he was granted 863 RSUs as a pro-rated equity grant for the Board year from the 2021 Annual General Meeting to the 2022 Annual General Meeting.

(3) Mr. Didier Hirsch did not stand for re-election as a director at the Annual General Meeting in September 2021. He was a member of the Board of Directors prior to fiscal year 2022 until September 2021.

(4) Ms. Deborah Thomas was first elected as a director at the Annual General Meeting in September 2020.

(5) Mr. Bracken Darrell, Logitech's President and Chief Executive Officer, is also a member of the Board of Directors.

(6) Mr. Prakash Arunkundrum was appointed as a member of the Group Management Team on May 27, 2020.

(7) Ms. Samantha Harnett joined the Holding Company as General Counsel on June 22, 2020 and was appointed as a member of the Group Management Team on July 1, 2020.

Note 9 - Full-time equivalents:

Logitech International S.A. does not have any employees.

Note 10 - Impacts of Macroeconomic and Geopolitical Conditions on our Business:

In fiscal year 2023, our business was impacted by adverse macroeconomic and geopolitical conditions. These conditions included inflation, foreign currency fluctuations, and slowdown of economic activity around the world, in part due to rising interest rates, and lower consumer and enterprise spending. In addition, the war in Ukraine resulted in global supply chain, logistics, and inflationary challenges. Logitech International S.A and its consolidated subsidiaries ("we") had no revenue in Russia and Ukraine in fiscal year 2023 as we have indefinitely ceased all sales and shipments to Russia and sales in Ukraine have also been halted due to the ongoing military operations on the Ukrainian territory.

The global and regional economic and political conditions adversely affect demand for our products. These conditions also had an impact on our suppliers, contract manufacturers, logistics providers, and distributors, causing volatility in cost of materials and shipping and transportation rates, and as a result impacting the pricing of our products.

Note 11 - Subsequent Events:

There are no significant events after the balance sheet date which could impact the book value of the assets or liabilities or which should be disclosed here.

PROPOSAL OF THE BOARD OF DIRECTORS FOR APPROPRIATION OF RETAINED EARNINGS (in the Annual Report)

The proposal of the Board of Directors for appropriation of retained earnings was as follows for the fiscal year **2023** (in thousands):

		Year ended March 31, 2023
Available earnings brought forward	CHF	1,537,351
Net profit for the year		553,220
Accumulated earnings		2,090,571
Treasury shares		(914,399)
Total earnings available for appropriation	CHF	1,176,172

The Board of Directors proposes to the General Meeting of Shareholders the following appropriation of available earnings:

		Year ended March 31, 2023
Payment of a dividend in the amount of [(1)]	CHF	183,493
Transfer to legal retained earnings in the narrower sense		—
To be carried forward		1,907,078
Total appropriation of available earnings		2,090,571
Treasury shares		(914,399)
Total earnings available for appropriation	CHF	1,176,172

_____

(1) The Board of Directors proposes a gross distribution of CHF 1.06 per registered share. Based on the current shares issued (173,106,620) and the proposed dividend per share, the maximum aggregate gross dividend would be CHF 183,493,017. The proposed dividend will only be paid on shares outstanding, i.e., net of treasury shares, as of the record date for the dividend. As of March 31, 2023 there were 159,343,273 shares outstanding, i.e., net of treasury shares, which would result in an aggregate gross dividend of CHF 168,903,869. This amount may vary as of the record date for the dividend.